UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Hernán Lorenzino
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C. 20006

Copies to:

Carmen Amalia Corrales
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

ITEM 1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Reference is made to pages 129 through 135 of Exhibit D.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made pages 129 through 162 of Exhibit D and to Exhibit E.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made pages 129 through 162 of Exhibit D and to Exhibit E.

ITEM 3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made pages 129 through 162 of Exhibit D and to Exhibit E.

ITEM 4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

2

(2)
Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Reference is made pages 129 through 162 of Exhibit D and to Exhibit E.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made pages 129 through 162 of Exhibit D and to Exhibit E.

ITEM 6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 103 through 128 of Exhibit D.

ITEM 7.	(a)
If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Reference is made to page 83 through 85 of Exhibit D.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Reference is made to page 83 through 85 of Exhibit D.

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ITEM 8.
Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to page 80 of Exhibit D.

ITEM 9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to pages 51 through 68 of Exhibit D.

ITEM 10.
The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to pages 49 through 51 of Exhibit D.

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This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

Exhibit A:	None.

Exhibit B:	None.

Exhibit C:	National Administration General Budget Law for 2007 of the Registrant.

Exhibit D:	Current Republic of Argentina Description.

Exhibit E:	Debt Tables as of December 31, 2006.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Argentina, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on the 20th of February, 2008.

By:	/s/ Hernán Lorenzino
Financial Representative of Argentina in the United States

EXHIBIT D

ABOUT THIS ANNUAL REPORT

This annual report is based on information that is publicly available or that Argentina has supplied, unless otherwise expressly stated. Argentina confirms that:

•	the information contained in this annual report is true and correct in all material respects and is not misleading as of the date of this annual report;

•	it has not omitted facts, the omission of which makes this annual report as a whole misleading; and

•	it accepts responsibility for the information it has provided in this annual report and will provide in any annual report supplement.

CERTAIN DEFINED TERMS AND CONVENTIONS

Certain Defined Terms

All references in this annual report to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank of Argentina (which we refer to as the “Central Bank”).

The terms set forth below have the following meanings for the purposes of this annual report:

•	Gross domestic product, or “GDP,” means the total value of final products and services produced in Argentina during the relevant period.

•
Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis or CIF basis and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board or FOB basis at a given departure location.

•
Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

•
The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the consumer price index or CPI, between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI is calculated on a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households using a monthly averaging method. The Government also compiles statistics on the wholesale price index, or WPI. The annual percentage rate of change in the WPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The WPI is based on a basket of goods and services that reflects the pattern of consumption of Argentine retailers. The CPI measures changes in the price level of goods and services to the final consumer and therefore tends to reflect changes in the cost of living. While the WPI also provides a measure of inflation, it is more limited in scope since it measures changes in the price of goods and services paid by retailers and not the end consumers.

•
Certain data included in this annual report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia, or “CER,” or the Coeficiente de Variación Salarial, or “CVS.” CERs are units of account whose value in pesos is indexed to consumer price inflation. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance.

•
The Unemployment Rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or fifteen hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or fifteen hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

•	Underemployment Rate represents the percentage of Argentina’s labor force that has worked fewer than thirty-five hours during the week preceding the date of measurement and seeks to work more.

•
Defaulted debt or debt in default as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past-due principal and interest payments.

•
Non-performing debt refers to public indebtedness of Argentina that is formally subject to the suspension of payments declared by the Government in December 2001, although it also includes (i) certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments and (ii) certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default. Argentina’s “non-performing” debt encompasses all the public debt in which Argentina is in default as of any given date, but excluding past-due principal and interest payments.

•	Past-due payments or payments in arrears refers to past-due principal or interest payments on Argentina’s public indebtedness.

•	2005 Debt Exchange refers to the restructuring and exchange of public debt undertaken by the Government in January and February of 2005. See “Public Sector Debt—Debt Management—2005 Debt Exchange.”

For purposes of this annual report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•
Bocones. Bonds that the Government began issuing in 1991 to restructure its obligations to pensioners and various private creditors and as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship.

•
Boden. Bonds that the Government began issuing in 2002 to compensate individuals and financial institutions affected by some of the emergency measures adopted by the Government during the most recent economic crisis. Boden include the following:

•
Boden Compensation. Issued to compensate banks for losses attributable to the difference in value between their pesified assets and their pesified liabilities that resulted from the asymmetric pesification of substantially all foreign-currency denominated loans and liabilities.

•
Boden Coverage. Issued to compensate banks for losses attributable to any amounts by which their remaining foreign-currency denominated liabilities not subject to pesification exceeded their remaining foreign-currency denominated assets not subject to pesification.

•	Boden Depositor. Issued to compensate depositors for losses that resulted from the pesification and rescheduling of bank deposits.

•
Boden Quasi-Currency. Issued to the Central Bank in order to redeem quasi-currency bonds issued by the federal and provincial governments. “Quasi-currency” bonds refers to debt instruments issued by the federal and provincial governments that circulated in the Argentine economy as an alternative form of currency since they could be used by the holder to discharge a variety of obligations, including tax obligations.

•	Boden Restitution. Issued to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001.

•	Boden 2005. Boden with maturity date in 2005.

•	Boden 2006. Boden with maturity date in 2006.

•	Boden 2007. Boden with maturity date in 2007.

•	Boden 2008. Boden with maturity date in 2008.

•	Boden 2011. Boden with maturity date in 2011.

•	Boden 2012. Boden with maturity date in 2012.

•	Boden 2013. Boden with maturity date in 2013.

•	Boden 2014. Boden with maturity date in 2014.

•	Boden 2015. Boden with maturity date in 2015.

•	Boden 2020. Boden with maturity date in 2020.

•
Bogar. Bonds issued by the Provincial Development Fund in order to restructure debt obligations of the provinces. These bonds are guaranteed by the Government. This guarantee is, in turn, secured through a pledge of revenue from certain Government taxes. Additionally, the provinces have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government for any amounts paid under these bonds. This obligation is secured by a pledge of a portion of the tax-revenue transfer the provinces receive from the Government.

•	Bonar V: Dollar denominated bonds issued at an annual rate of 7% and maturing in 2011.

•	Bontes. Medium- to long-term Government treasury bonds issued domestically in the late 1990s.

•	Bonos-Pagaré. Medium- to long-term Government treasury bonds issued domestically in the late 1990s.

•
Brady Bonds. Collateralized Government bonds issued in 1992 pursuant to the Brady Plan to restructure Argentina’s outstanding medium- and long-term commercial bank debt. These bonds consisted of par bonds, discount bonds, and floating-rate bonds.

•
Cedros. Negotiable instruments issued by financial institutions representing claims on term deposits that were rescheduled by the Government as part of the emergency measures it adopted during the recent economic crisis. Cedros can be used to repay certain bank loans, are not backed by the Government and trade on the Buenos Aires Stock Exchange.

•	Eurobond. Government bonds issued in the international capital markets under the Government’s U.S.$15.0 billion Medium-Term Note Program.

•	Global Bond. Government bonds issued in the international capital markets under the Government’s shelf registration statements filed with the SEC.

•	LEBACs. Short term notes that the Central Bank began issuing in March 2002. They are issued principally in pesos, but also in U.S. dollars and pesos inflation adjusted.

•	Lecops. Government-issued quasi-currency bonds.

•	Letes. Short-term Government treasury bonds issued domestically in the late 1990s.

•
National Guaranteed Loans. Tax-secured loans that the Government exchanged for previously outstanding Government bonds as part of a voluntary debt exchange offer that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of National Guaranteed Loans).

•	NOBACs. Medium-term notes that the Central Bank began issuing in December 2003. They are issued only in pesos and pesos inflation adjusted.

•	Par, Discount, Quasi-Par, and GDP-linked Bonds. Long-term Government treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	Patacones. Quasi-currency treasury bonds issued by the Province of Buenos Aires in 2001 and 2002 to finance its fiscal deficits.

•	Samurai Bonds. Yen-denominated bonds issued by the Government in Japan and that are governed by Japanese law.

•
Spanish Bonds. Government bonds issued to Spanish banks in 1993 as part of the Brady restructuring. They have shorter maturities than Brady Bonds and, instead of being secured with collateral, are guaranteed by the Spanish government.

Currency of Presentation

Unless otherwise specified, references herein to “dollars,” “U.S. dollars,” “U.S.$” and “$” are to the currency of the United States of America, references to “euros” or “€” are to the currency of the European Union and references to “pesos” and “Ps.” are to Argentine pesos. The Government publishes most of its economic indicators and other statistics in pesos. From April 1, 1991 through January 6, 2002, the amounts presented to reflect economic indicators were the same in dollars and in pesos due to the one-to-one dollar/peso exchange rate that prevailed during this period. For figures reflecting flows of peso amounts during a specified period, the average dollar-peso exchange rate for that period is used. For figures reflecting amounts as of a specific date, the exchange rate applicable on that date is used.

From January 6, 2002, through February 11, 2002, the following two separate peso-dollar exchange rates were in place:

•	the official rate, set at Ps.1.40 per U.S. dollar, used for export transactions, selected imports and capital payments, and

•	the unofficial rate, a floating rate that applied to all other transactions.

The peso now floats against other currencies, although the Central Bank of Argentina purchases or sells U.S. dollars on the currency exchange market from time to time in order to minimize fluctuations in the value of the peso.

On November 30, 2007, the exchange rate as reported by the Central Bank was Ps.3.1442 per U.S. dollar.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

Unless otherwise specified, prices and figures are stated in current values of the currency presented.

The following table shows the average and period-end peso/dollar exchange rates as reported by the Central Bank for the dates and periods specified:

	Argentine peso per U.S. dollar (1)
	High	Low	Average	Period-end
2002	3.87	1.99	3.40	3.36
2003	3.36	2.76	2.95	2.93
2004	3.07	2.80	2.94	2.97
2005	3.05	2.86	2.92	3.03
2006	3.11	3.03	3.07	3.07
2007
January	3.11	3.06	3.09	3.11
February	3.11	3.10	3.10	3.10
March	3.11	3.10	3.10	3.10
April	3.10	3.08	3.09	3.09
May	3.09	3.07	3.08	3.08
June	3.09	3.07	3.08	3.09
July	3.17	3.09	3.11	3.12
August	3.17	3.13	3.15	3.16
September	3.17	3.13	3.15	3.15
October	3.18	3.15	3.16	3.15
November	3.15	3.12	3.14	3.14

(1)	As quoted by Banco De La Nación Argentina

Presentation of Financial Information

All annual information presented herein is based upon January 1 to December 31 periods, unless otherwise specified. Totals in some tables in this annual report may differ from the sum of the individual items in those tables due to rounding.

Certain statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to the Government as of the date of this annual report. The Central Bank, the Ministry of Economy and Production and other government entities conduct reviews of Argentina’s official financial and economic statistics after these statistics are first published. These reviews are conducted periodically depending on the period of time covered by the data. Annual figures are reviewed once a year, quarterly figures are reviewed once a quarter and monthly figures are reviewed once a month. Accordingly, certain financial and economic information presented in this annual report may subsequently be adjusted or revised to reflect new or more accurate data or in accordance with Argentina’s ongoing review of its financial and economic data. The Government believes that this review process is substantially similar to the practices of other industrialized nations. The Government does not expect revisions of the data contained in this annual report to be material, although it cannot assure you that it will not make material revisions.

During the first six months of 1999, the Government undertook a comprehensive revision of its methodology for calculating GDP and balance of payments accounts in order to provide a more accurate measure of the Argentine economy. Prior to this revision, the Government had used 1986 as the base year for calculating GDP. Under the revised methodology, the Government uses 1993 as the base year for calculating GDP and assigns different weights to selected sectors of the economy to reflect their relative importance.

The Government’s revised methodology conforms to international statistical norms recommended by the International Monetary Fund or IMF. Under the methodology, Argentina’s current account includes transactions involving non-residents, incorporates estimates regarding business, technical and personal services, and utilizes various sources of information, including account balances of private sector businesses. Argentina’s capital account under the new methodology includes investments by non-residents in Argentine businesses and estimates of bank deposits and investment portfolios.

DATA DISSEMINATION

Argentina is a subscriber to the IMF’s Special Data Dissemination Standard or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the Government nor any agents acting on behalf of the Government in connection with this annual report accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this annual report.

SELECTED ECONOMIC INFORMATION

The following summary highlights information contained elsewhere in this annual report. It is not complete and may not contain all the information that you should consider before investing in the securities. You should read the entire annual report and any supplement carefully.

Selected Economic Information
(in billions of pesos unless otherwise specified)

	For the year ended and as of December 31 (unless otherwise specified)
	2002		2003		2004		2005		2006
THE ECONOMY:
Real GDP (in billions of 1993 pesos)	Ps.	235.2	Ps.	256.0	Ps.	279.1	Ps.	304.8	Ps.	330.5
Rate of change from prior year		(10.9)%		8.8%		9.0%		9.2%		8.5%
Nominal GDP		312.6		375.9		447.6		531.9		654.4
Inflation (as measured by CPI)(1)		41.0%		3.7%		6.1%		12.3%		9.8%
Unemployment rate		17.8% (2)		15.4%		12.6%		10.6%		9.5%
BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$	8.7	U.S.$	8.1	U.S.$	3.1	U.S.$	5.6	U.S.$	8.1
Of which:
Imports of goods		8.5		13.1		21.3		27.3		32.6
Exports of goods		25.7		29.9		34.6		40.4		46.6
Capital and financial account		(11.4)		(3.2)		2.0		3.0		(5.6)
Change in gross international reserves of the Central Bank		(4.5)		3.6		5.3		8.9		3.5
Gross international reserves of the Central Bank		35.5		40.6		58.4		85.1		98.4
PUBLIC FINANCE:
Revenues	Ps.	55.1	Ps.	77.2	Ps.	104.9	Ps.	126.3	Ps.	158.2
As a % of GDP		17.6%		20.5%		23.4%		23.7%		24.2%
Expenditures		52.8		68.5		87.6		106.7		135.1
As a % of GDP		16.9%		18.2%		19.6%		20.1%		20.6%
Primary fiscal balance(3)		2.3		8.7		17.3		19.6		23.2
As a % of GDP		0.7%		2.3%		3.9%		3.7%		3.5%
Overall fiscal balance		(4.5)		1.8		11.7		9.4		11.6
As a % of GDP		(1.5)%		0.5%		2.6%		1.8%		1.8%
PUBLIC DEBT(4) (in billions of U.S. dollars):
Peso-denominated debt(5)	U.S.$	29.6	U.S.$	36.7	U.S.$	39.5	U.S.$	61.4	U.S.$	65.3
Foreign-currency denominated debt(5)		95.7		114.1		106.5		62.4		66.0
Total principal arrears		7.7		18.0		30.5		4.1		4.4
Total interest arrears		4.3		10.0		14.8		0.8		1.0
Total gross public debt(6)	U.S.$	137.3	U.S.$	178.8	U.S.$	191.3	U.S.$	128.6	U.S.$	136.7
Total net public debt (including arrears)(7)		130.1		157.9		171.9		110.9		118.5
Total gross debt as a % of GDP		149.4%		138.8%		127.3%		73.5%		64.0%
Total gross debt as a % of Government revenues		847.9%		683.5%		536.3%		297.7%		265.6%

(1)	Measured by the twelve-month percentage change in the CPI, except for June 30, 2004 and 2005, which are measured by the six-month percentage change in the CPI.

(2)	The numbers presented are as of October 31 for the year 2002, and as of the second half of the years 2003 through 2006.

(3)	Excluding privatizations and interest payments.

(4)	Excluding direct debt of the provinces and municipalities not guaranteed by the Government.

(5)	Not including principal or interest arrears.

(6)	As of December 31, 2004, of the U.S.$191.3 billion total gross debt, U.S.$110.4 billion was in default.

(7)	Net of collateral.

THE REPUBLIC OF ARGENTINA

Territory and Population

The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers).

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2001, the year of the most recent census, was an estimated of 36.3 million. As of 2001, approximately 11.5 million people lived in the greater Buenos Aires area. Three other provinces—Córdoba, Mendoza and Santa Fe—each had urban populations of over 1,000,000. During the period from 1991 to 2001 (the last period for which figures are available), Argentina’s population grew at an average annual rate of 1.1%. Approximately 90% of the population lives in urban areas, and approximately 97% is literate.

The table below sets forth comparative gross national income or GNI figures and selected other comparative statistics using 2005 data (the most recent year for which this comparative information is available). See “The Argentine Economy―Poverty and Income Distribution.”

Territory and Population (1)

	Argentina		Brazil		Chile		Colombia		México		Perú		United States (3)
Per capita GNI(2)	U.S.$	4,470	U.S.$	3,460	U.S.$	5,870	U.S.$	2,290	U.S.$	7,310	U.S.$	2,610	U.S.$	43,740
Life expectancy (in years)		75		71		78		72		75		70		77
Infant mortality (% of live births)		1.6%		3.2%		0.8%		1.8%		2.3%		2.4%		0.7%
Adult literacy rate (% of population age 15 or older)		97%		89%		96%		93%		91%		88%		n/a

(1)	Preliminary figures. Figures include information for the year 2005, unless otherwise specified.

(2)	Calculated using the World Bank Atlas method.

(3)	The “Life Expectancy” and “Infant Mortality” figures include information for the year 2004.

Source: 2005 World Bank World Development Indicators, unless otherwise specified.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province has its own constitution and the people of each province elect a governor and legislators who are independent from the federal government. The federal government may directly intervene in the administration of the provincial governments in certain emergency situations, including, among others, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The President and Vice President are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be elected for an additional term after one term out of office. The President oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura del Gabinete de Ministros (the Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval. The President chooses the Chief of the Cabinet of Ministers, who may be removed by an absolute majority vote of both houses of Congress.

Congress

The Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats: three for each province and three for the City of Buenos Aires (each a district). Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years.

In October 2001, elections were held for all senate seats. This was the final step in the transition to the new electoral regime adopted under the 1994 constitutional amendments. As determined by lottery, one-third of the senators elected in 2001 served two-year terms, one-third served four-year terms and one-third are serving six-year terms. All senators elected after 2001 serve for six-year terms. Elections for one-third of the senators elected in 2001 were held in each of 2003, 2005 and 2007.

The Chamber of Deputies.  The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve for four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in October 2007.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice.

The Consejo de la Magistratura, or the Council of Magistrates, an entity comprising an independent panel of lawyers, representatives of the judiciary, certain legislators, a representative of the executive branch and an academic, oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court justices and the selection of judges. The Jurado de Enjuiciamiento, or the Jury of Prosecution, decides trials of judges for removal initiated by the Council of Magistrates. On February 24, 2006, Congress enacted Law No. 26,080, which reduced the number of Council of Magistrates members from 20 to 13 (three representatives of the judiciary, six legislators, two practicing lawyers, one representative of the executive branch and an academic). The new members took office in November 2006.

The President appoints all Supreme Court justices. All federal court judges are also appointed by the President, but they must be selected from a list of recommendations provided by the Council of Magistrates. The justices of the Supreme Court and all federal court justices are appointed for life. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a decree issued by President Kirchner, candidates’ identities and certain information regarding candidates is now made public and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

Between February 2002 and September 2005, the Chamber of Deputies considered impeachment requests pending against the nine justices of the Supreme Court of Justice for alleged negligent legal decisions and breach of duty. As a result of those procedures, two justices of the Supreme Court were impeached, and five of them resigned between October 2002 and September 2005. As of December 2006, the Supreme Court of Justice has seven justices; two of them have been in office since before 2002 and the other five are new members (including the current Chief Justice, Ricardo L. Lorenzetti).

In December 2006, Congress enacted Law No. 26,183, which reduced the number of Supreme Court justices from 9 to 5. Congress also enacted transitory provisions regarding the gradual reduction of the number of justices (to be produced with the next two vacancies) and the applicable majority rules (currently four votes). As of May 2007 there were seven justices in office: Elena I. Highton de Nolasco, Carlos Fayt, E. Raúl Zaffaroni, Carmen M. Argibay, Ricardo Luis Lorenzetti (Chief Justice), Enrique Petracchi and Juan Carlos Maqueda.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Malvinas (Falkland) Islands. Between 1930 and 1983, the military ruled the country for a total of 22 years, as partisan infighting, economic stagnation and deepening social divisions undermined the development of a more stable democratic regime. In 1983, Raúl Alfonsín was elected President. Since that date, four uprisings by discontented factions within the military (the most recent in December 1990) have failed to seize power, due to a lack of support from the public and the military as a whole. In 1989, Raúl Alfonsín was succeeded as President by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability and economic prosperity, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002. The crisis emanated primarily from the ongoing economic recession, which began in the fourth quarter of 1998 and was triggered by a series of external factors. From 1999 through 2002, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando De la Rúa, which took office in October 1999, could not restore economic growth given the referred external factors. During the second six months of 2001, the deepening economic recession increasingly fueled social unrest.

In December 2001, the Government imposed restrictions on the withdrawal of bank deposits to safeguard the viability of the banking system. Ongoing widespread riots and protests forced President De la Rúa and his entire cabinet to resign on December 19 and 20, 2001. During the weeks that followed, Argentina experienced significant political turmoil. On December 23, 2001, Congress appointed Adolfo Rodríguez Saá, Governor of the Province of San Luis, as President. A week later, however, he resigned, after losing the support of the public and members of his Peronist Party. On January 1, 2002, Congress elected Eduardo Duhalde, a Peronist senator, to serve as President through the end of 2003. The appointments of both Rodríguez Saá and Eduardo Duhalde were made in accordance with the Constitution.

President Duhalde called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Carlos Menem, a former president of Argentina, and Néstor Kirchner, the former governor of the province of Santa Cruz, emerged as the leading candidates. Menem received 24% of the popular vote and Kirchner 22% of the popular vote. Polls specified that 74% of the voters favored Kirchner, and in the face of a run-off election required by the Constitution, Menem withdrew from the race. This left Néstor Kirchner as president-elect and he was sworn in as President on May 25, 2003. President Kirchner’s term expired on December 10, 2007.

On October 28, 2007, Mrs. Cristina E. Fernandez de Kirchner—President Kirchner’s wife—was elected President with approximately 44.92% of the popular vote. The other main contenders, Elisa M.A. Carrió and Roberto Lavagna, obtained 22.95% and 16.89% of the popular vote, respectively.

Mrs. Cristina E. Fernandez de Kirchner was sworn in as President on December 10, 2007. President Fernandez de Kirchner´s term will expire on December 10, 2011.

Political Parties

Traditionally, the two largest political parties in Argentina have been the Peronist Party and the Radical Civic Union, which have broad-based support across the country. Disagreements within the ranks of the Peronist Party led to a formal split in the Peronist Party in the wake of the 2005 legislative elections. President Kirchner, with the support of other Peronist Party members, presented separate candidate lists both at the national and provincial levels under a new political party known as Frente para la Victoria, or Front for Victory. Legislative elections took place on October 23, 2005, and Front for Victory candidates obtained 69 out of 127 disputed seats in the national Chamber of Deputies and 17 out of 24 disputed seats in the Senate. The new Front for Victory deputies and senators, together with other allied parties’ deputies and senators who have expressed support for President Kirchner, have conformed the single largest block in the Senate and the Chamber of Deputies after December 2005.

On October 28, 2007, the Front for Victory consolidated its position in both chambers of Congress, obtaining—according to preliminary vote counts—54 out of 130 disputed seats in the Chamber of Deputies and 8 out of 24 disputed seats in the Senate. Once the newly elected deputies and senators commence their respective terms, the Front for Victory will have a majority in both chambers, 148 out of 257 seats in the Chamber of Deputies and 47 out of 72 seats in the Senate.

The following are Argentina’s principal political parties:

•	the Partido Justicialista, or Peronist Party, which comprises the Front for Victory Party, and which evolved from former President Juan Perón’s efforts in the 1940s;

•	the Unión Cívica Radical, or Radical Civic Union, founded in 1890;

•	the Frente de País Solidario, or Front for a Country in Solidarity (known as Frepaso), founded in 1994 by former members of the Peronist Party and a small socialist party;

•
Afirmación para una República Igualitaria, or Affirmation for an Equitable Republic (which we refer to as “ARI”), founded in 2001, which formed a broader coalition for the 2007 elections under the name Coalición Cívica or Civic Coalition; and

•
the Unión Propuesta Republicana, or Republican Proposal Union (“PRO”), an alliance formed in 2005 between Propuesta Republicana, led by businessman Mauricio Macri, and Recrear para el Crecimiento, founded in 2002 by former Minister of Defense and former Minister of Economy and Infrastructure during the De la Rúa administration, Ricardo López Murphy.

In addition, certain political parties of the provinces have a significant representation in Congress, including, among others, locally-based parties from Neuquén and Córdoba.

The following table shows the party composition of the Argentine Chamber of Deputies and Senate following the elections in the years specified:

	Chamber of Deputies(1)					Senate(2)
	2003	2005		2007		2003		2005		2007
Party:
Peronist Party(3)	116	12		5		41		25		5
Justicialist Front Alliance	―	―		―		―		3		―
Front for Victory Alliance	―	―		―		―		7		―
Front for Victory(4)	―	116		148		―		4		47
Federal Peronist	―	19		―		―		―		―
Radical Civic Union	61	36		28		19	(5)	14	(5)	9
Frepaso	6	―		―		3	(6)	1	(6)	―
ARI/Civic Coalition	11	14		35		―		―		5
Unión PRO	―	―		15
Others(7)	63	59		26		8		18		6
Total	257	256	(8)	256	(8)	71	(9)	72		72

(1)
Composition of the Chamber of Deputies as of December 10 of each year specified, when the deputies elected during such year took office, except for 2007, which reflects the result of the October 28, 2007 elections, according to preliminary vote counts.

(2)	Composition of the Senate as of December 31 of each year specified, except for 2007, which reflects the results of the October 28, 2007 elections, according to preliminary vote counts.

(3)	For the April 27, 2003 elections, members of the Peronist Party ran under the following denominations: Justicialist Front Alliance, Front for Victory, Front for Victory Alliance and Federal Peronists.

(4)
In addition to elected deputies and senators, the figures for Front for Victory include deputies and senators from other factions of the Peronist Party who became members of the Front for Victory while in office.

(5)
Includes two senators who ran for office as part of the Radical Civic Union, but since declared themselves independent, and two senators belonging to a separate provincial party led by the Radical Civic Union.

(6)	Includes one senator from the socialist party and one senator originally from the Frente Grande, which later joined Frepaso.

(7)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.

(8)	In 2005, the failure of the Chamber of Deputies to ratify the election of one member because of open criminal proceedings against him led to the total of 256 rather than 257 members.

(9)	In 2003, the failure of the Senate to ratify the election of one senator led to the total of 71 rather than 72 senators.

Source: Senate and Chamber of Deputies of Argentina; various news sources reporting on 2007 elections.

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of a variety of international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States, and a member of the following international organizations, among others:

•	the IMF;

•	the World Bank;

•	the United Nations;

•	the Organization of American States, or OAS;

•	the International Finance Corporation, or IFC;

•	the Inter-American Development Bank, or IADB;

•	the World Trade Organization, or WTO; and

•	the Latin American Integration Association, or ALADI.

Argentina is also a permanent member of the Interim Committee of the IMF, a policy advisory committee. In October 1997, the United States designated Argentina as a non-North Atlantic Treaty Organization, or non-NATO, ally.

Argentina has entered into bilateral investment treaties, or BITs, with a variety of countries, including the United States, Canada, Germany, France, Italy, Spain, Switzerland, Sweden and the United Kingdom. These agreements cover a broad range of topics, including foreign direct investment, trade and tax matters. Several arbitration proceedings have been brought against Argentina before the International Centre for Settlement of Investment Disputes, or ICSID, under different bilateral investment treaties, mainly following the economic and political crisis. For a discussion of these disputes see “Public Sector Debt—Legal Proceedings—ICSID Arbitrations.”

Mercosur

One of Argentina’s most notable foreign-policy achievements was the creation of the Mercosur Common Market in March 1991. In addition to Argentina, Mercosur includes Brazil, Paraguay and Uruguay as full members, and Chile, Bolivia, Peru, Colombia, Ecuador and Venezuela as associate members. Venezuela has applied for full membership and has the right to participate in Mercosur meetings. Venezuela’s entry into Mercosur as full member is pending ratification by Paraguay and Brazil.

Mercosur is currently pursuing the following trade discussions with other non-Mercosur countries and other trade blocks:

•
Mercosur is currently negotiating separate free trade agreements with the European Union, Israel, the Gulf Cooperation Council, or GCC, Pakistan, India, the Southern African Customs Union, or SACU, and Mexico.

•	Mercosur countries in recent years have maintained an ongoing dialogue with the European Union and with the United States regarding trade relations.

•	Mercosur executed a Complimentary Economic Agreement with Cuba in 2006.

Mercosur had been involved in discussions with the United States regarding the development of the American Free Trade Area, or AFTA. During the IV Summit of the Americas, which took place in Mar del Plata, in November 2005, however, the members of Mercosur expressed their unwillingness to become members of AFTA. As a consequence, discussions and negotiations regarding the development of AFTA have been suspended.

Venezuela

On July 4, 2006 Argentina and Venezuela signed the Establishment of a Strategic Argentina-Venezuela Alliance Agreement. Under the agreement, a variety of integrated economic and financial projects will be developed, including among others:

•	the creation of the Bank of the South, an state-owned bank jointly controlled by Argentina, Venezuela and other South American countries;

•	the design of several financial instruments that will facilitate both Argentina’s and Venezuela’s access to economic resources in order to develop local projects;

•	the establishment of terms and conditions for the issuance of a bi-national public bond to finance various projects;

•	the development of joint industrial projects; and

•
the creation of a company jointly controlled by public hydrocarbon companies PDVSA (Venezuela) and ENARSA (Argentina), in order to participate in projects related to hydrocarbon issues and satisfy the energy requirements of both countries.

THE ARGENTINE ECONOMY

Introduction

From the last quarter of 1998 through the first six months of 2002, Argentina suffered a severe economic recession triggered by a series of external shocks. During this period, real GDP contracted by a cumulative 18.4%. As of May 31, 2002, the unemployment rate had reached 21.5% and more than half of the population subsisted below the poverty line.

In late 2001 and the beginning of 2002, capital flight from Argentina and a run on bank deposits brought an end to the rigid monetary system and fixed exchange rate system (known as the Convertibility regime), and forced the Government to impose strict restrictions on bank withdrawals. Following the collapse of the Convertibility regime, the peso lost approximately 74.2% of its value against the U.S. dollar, reaching a low of U.S.$0.258 per one peso on June 26, 2002, and inflation increased dramatically.

In the third quarter of 2002, Argentina’s economic situation began to stabilize. Although the devaluation of the peso had several adverse effects and thus contributed to the economic recession, by the fall of 2002 it fueled a needed adjustment in Argentina’s foreign trade. The cheaper peso made imports more expensive, forcing consumers to shift their demand from foreign to domestic goods (a process generally referred to as import substitution). The increase in production resulting from rising domestic demand due to import substitution began to fuel an economic recovery.

During 2003, the economic recovery broadened and accelerated, as increased production gave rise to higher employment and wages, which in turn fueled domestic consumption. During 2003, GDP increased 8.8% and by May 31, 2003, the unemployment rate had decreased to 15.6%, as compared to 21.5% at May 31, 2002.

During 2004, the Argentine economy continued to show signs of recovery and GDP increased by 9.0%, and the unemployment rate decreased to 12.6% as of December 31, 2004. The increase in GDP reflected greater domestic consumption and gross investment, continuing the trends that began in 2003. Construction and manufacturing were the principal drivers for economic growth during this period.

The Argentine economy continued to show signs of growth and stability in each of 2005 and 2006. GDP increased by 9.2% in 2005 and 8.5% in 2006, in each case as compared to the prior year. The industrial sector grew by 7.4% and construction grew by 20.8% in 2005. Tourism boomed, with a record high of an estimated 1.8 million foreign tourists visiting Argentina in 2005. Investment in real terms increased 22.7% in 2005, and a higher tax burden and the economic recovery's impact on revenue levels led to a primary fiscal surplus in 2005 equivalent to 3.7% of GDP. Economic growth, in turn, created jobs, and the unemployment rate continued its downward trend decreasing to 10.6% as of December 31, 2005 and to 9.5% in the second half of 2006. Notwithstanding these improvements, 33.8% of Argentina’s population living in its 28 largest urban areas continued to live below the poverty line as of December 31, 2005.

The Central Bank managed monetary policy in support of a competitive peso but inflation, at 9.8% in 2006, remains a concern. Argentina’s banks also generally returned to profitability and credit in pesos to the non-financial private sector grew by 67.1% in real terms between December 2003 and December 2006.

Economic History

Background

In the late 1800s and early 1900s, Argentina enjoyed a great period of prosperity, with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the Argentine economy, as a drastic decline in world trade deprived the country of its main source of revenue. The Government responded to these developments through a major shift in economic policy, adopting a model of state-led capitalism and import substitution. Accordingly, state intervention in the economy became pronounced.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the Argentine economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

By the mid-1970s, Argentina was self-sufficient in many industries, and although manufacturing had become the largest component of its economy, its exports continued to be dominated by agricultural products. The Argentine economy, however, continued to grow at substandard levels.

In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. Despite this shift in policy, from 1981 through 1990, economic growth was undermined by:

•	political instability,

•	large subsidies of state-owned enterprises,

•	high inflation,

•	periodic devaluations of the currency,

•	an inefficient tax collection system, and

•	inefficient production.

From 1981 through 1990, average annual real GDP growth was 0.71% and the average real exchange rate was Ps.2.983 per one U.S. dollar. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases of the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 787%. Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed. Moreover, the high levels of state intervention in the economy inhibited the competitiveness of the Argentine economy. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the Economy

In mid-1989, the Menem administration inherited an economy suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. Thus, the immediate objectives of the new administration were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Menem administration adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility regime, was centered on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	a fixed exchange rate regime;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt through the Brady restructuring in 1992).

The Convertibility regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 9.1% in 1991 and 7.9% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4.8%, despite a 2.8% contraction in 1995 due to the Mexican financial crisis of 1994.

The Convertibility regime, however, had significant disadvantages, including the following:

•
Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility regime limited the Government’s ability to use monetary policy to stimulate the economy to counteract downturns in economic activity.

•
Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•
Over-reliance on certain economic sectors. Because peso-denominated products were relatively expensive in international markets due to the peso’s peg to the dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

The shortcomings of the Convertibility regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility regime had been implemented.

Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had registered in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 6%. But beginning in the last quarter of 1997, external factors including regional financial crises in Asia and Russia, rising U.S. interest rates, and falling commodity prices caused a decline in economic activity and precipitated the economic crisis of 2001.

The Crisis: 2001

Beginning in the second quarter of 2001 economic conditions deteriorated significantly.

In the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 21.6% in the last six months of 2001 and the Central Bank’s international reserves fell by 14.8%.

In a last bid to safeguard the Convertibility regime and avert the collapse of the banking sector, in December 2001 the Government imposed strict per-person per-month limits on bank withdrawals (known as the corralito) - effectively limiting the ability of depositors to withdraw approximately U.S.$60 billion in peso and dollar demand deposits from the financial system. It also imposed strict limits on certain foreign exchange transactions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

Massive social unrest brought down the De la Rúa administration and triggered a political crisis that culminated with the accession of Mr. Eduardo Duhalde to the presidency. In January 2002, Congress passed the Public Emergency and Reform Law of 2002, which formally terminated the parity between the peso and the U.S. dollar and brought the Convertibility regime to an end. Congress granted the Government authority to establish the exchange rate between the Peso and the U.S. dollar.

The Policies of the Duhalde Administration

Under the Duhalde administration, the Government:

•	allowed the value of the peso to float against other currencies, eliminating the dual exchange rate system adopted immediately following the end of the Convertibility regime;

•
ordered the conversion into pesos (known as “pesification”) of certain foreign-currency denominated, Argentine law-governed debts to financial institutions and utility contracts at a rate of Ps.1.00 per U.S.$1.00, and of all foreign-currency denominated deposits at a rate of Ps.1.40 per U.S.$1.00; the resulting peso-denominated obligations were subject to adjustments for inflation; and

•	imposed further restrictions on bank withdrawals known as the corralón, which effectively froze and rescheduled all term deposits.

Additionally, in 2002, the Central Bank introduced a number of restrictions on foreign exchange transactions, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts,

•	limits on transfers of foreign currency outside of Argentina, and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002. As a consequence of certain adjustments in Argentina’s foreign trade and a prudent expansionary monetary policy, by the middle of 2002 the adjustment in the current account had created the conditions for a stabilization of the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility regime.

During the last six months of 2002, GDP contraction had slowed to 6.6%, as compared to the last six months of 2001, and Argentina registered a U.S.$4.9 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•
inflation, as measured by the CPI, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by the CPI was 41.0% and as measured by the WPI was 118%, which, although significant, was relatively low in comparison to the more than 300% devaluation of the peso during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall GDP declined 10.9% for the year.

The Economic Policies of the Kirchner Administration

Néstor Kirchner became president of Argentina on May 25, 2003. The overall goal of the administration was to achieve sustainable growth through structural reforms, while maintaining a focus on ameliorating poverty and social inequities, which were exacerbated as a result of the 2001-2003 recession.

To achieve this goal, the Kirchner administration presented a medium-term policy program for the period through the end of 2006. The administration’s program aimed to:

•	increase growth and solidify price stability through macroeconomic policy;

•	increase spending on social programs and investments in public infrastructure;

•	restructure Argentina’s public debt and achieve fiscal discipline at the federal and provincial levels with the goal of achieving sustainable debt service obligations;

•	implement tax reform measures designed to deter widespread tax evasion;

•	reform the social security system;

•	reach a sustainable revenue-sharing agreement with the provinces;

•
increase lending by strengthening the stability of the financial system, phasing out certain bank regulations implemented during the economic crisis and conducting audits and strategic reviews of the leading public banks to ensure their efficiency;

•	increase the Central Bank’s independence, while increasing its accountability in the supervision of the financial sector;

•	implement an inflation-targeting monetary system; and

•	attract private sector investment.

2003

The economic recovery that began in the last six months of 2002 continued during 2003, with GDP growing by 8.8%.

In 2003, the increased production and investment resulting from export growth and import substitution led to lower unemployment and an increase in real wages. This, in turn, led to an increase in the level of domestic consumption, strengthening the economic recovery. The economic recovery also fostered renewed confidence in the Argentine economy as evidenced by the rise in the value of the peso, which appreciated 4.0% during the year, and a 24% rise in total bank deposits. Nevertheless, the absolute level of bank deposits remained low, at 24.7% of GDP.

The renewed confidence in the peso and the banking sector allowed the Government to lift restrictions on withdrawals of bank deposits and certain exchange rate controls and to redeem the quasi-currencies, which were treasury bonds that had been issued by provinces during the economic crisis to finance their operations. Holders could use these bonds for payment of provincial taxes as well as to pay for telephone, water and other public services and, in certain cases, to pay national taxes. In March 2003, the Government approved a program for the redemption of quasi-currency bonds, both provincial and federal (the Lecops).

2004

The economic expansion continued in 2004 with GDP growing by 9.0% in 2004, primarily as a result of increases in domestic consumption and gross investment, continuing the trends that had begun in 2003. Construction and manufacturing were the principal drivers for economic growth during this period. The unemployment rate decreased from 15.4% as of December 31, 2003 to 12.6% as of December 31, 2004, and the underemployment rate also decreased from 16.4% as of December 31, 2003 to 14.7% as of December 31, 2004.

The value of the peso remained stable in 2004, with the exchange rate increasing from Ps.2.93 per U.S. dollar as of December 31, 2003 to Ps.2.97 per U.S. dollar as of December 31, 2004. During this period the Central Bank purchased significant amounts of foreign currencies in the foreign exchange market, increasing its international reserves by 41.9% to U.S.$19.6 billion as of December 31, 2004.

In 2004, Argentina registered net capital inflows for the first time since 2000, resulting in a surplus in the country’s capital and financial account of U.S.$2.0 billion, as compared to a U.S.$3.2 billion deficit in 2003. This increase in net capital inflows reflected greater borrowing by Argentina’s non-financial private sector for investments and working capital. Primarily as a result of this shift in the capital and financial account, Argentina’s balance of payments surplus increased from U.S.$3.6 billion in 2003 to U.S.$5.3 billion in 2004.

2005

The Argentine economy continued to grow in 2005, with GDP growing by 9.2%, primarily as a result of an increase in gross investment and in public and private consumption. In addition, the activity in the construction sector as well as exports increased during this period. As a result of this stable growth, the unemployment rate decreased from 12.6% as of December 31, 2004 to 10.6% as of December 31, 2005, and the underemployment rate also decreased from 14.7% as of December 31, 2004 to 12.4% as of December 31, 2005. This economic growth applied upward pressure on the demand for goods and services, which resulted in higher inflation in 2005 than in 2004.

The value of the peso also remained stable in 2005, as the exchange rate increased slightly from Ps.2.97 per U.S. dollar as of December 31, 2004 to Ps.3.03 per U.S. dollar as of December 31, 2005. The Central Bank continued to purchase foreign currency in the foreign exchange market during this period, increasing its international reserves by 42.9% to U.S.$28.1 billion as of December 31, 2005.

2006

The Argentine economy continued to grow in 2006, with GDP growing by 8.5%, primarily as a result of an increase in gross investment and in public and private consumption. As in 2005, the activity in the construction sector increased significantly, even surpassing the average growth in the economy. As a result of this growth, the unemployment rate decreased from 10.6% as of December 31, 2005 to 9.5% as of December 31, 2006, and the underemployment rate decreased from 12.4% as of December 31, 2005 to 11.0% as of December 31, 2006.

In 2006, prices increased at a lower pace as compared to 2005. The CPI accumulated an increase of 9.8% from December 31, 2005 to December 31, 2006. The WPI increased 7.1% in the same period. This slower inflation was due to a more restrictive monetary policy and voluntary price freeze agreements between the Government and private companies in certain sectors.

The peso depreciated slightly in 2006, as the exchange rate increased slightly from Ps.3.03 per U.S. dollar as of December 31, 2005 to Ps.3.07 per U.S. dollar as of December 31, 2006. The Central Bank’s international reserves increased to U.S.$32.0 billion as of December 31, 2006, as a result of U.S. dollar purchases to stabilize the value of the peso.

Gross Domestic Product

Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices.  Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 1993 prices.

The following table sets forth the evolution of GDP, per capita GDP and per capita income for the periods specified, at current prices:

Evolution of GDP, Per Capita GDP and Per Capita Income (1)
(at current prices)

	2002	2003	2004	2005	2006
GDP (in millions of pesos)	312,580	375,909	447,643	531,939	654,439
GDP (in millions of U.S. dollars)	91,917	127,465	152,183	181,964	212,895

Per Capita GDP (in U.S. dollars)	2,450	3,366	3,981	4,715	5,463
Per Capita Income(2) (in U.S. dollars)	2,287	3,173	3,765	4,571	5,347

Peso / U.S. dollar exchange rate(3)	3.40	2.95	2.94	2.92	3.07

(1)	Preliminary figures.

(2)	Per capita national disposable income, which is equal to gross GDP less net foreign remittances and plus net transfers, divided by the country’s population.

(3)	Average rate for the period specified.

Source: Ministry of Economy.

The following tables set forth information on Argentina’s GDP, by expenditure, for the periods specified, at constant 1993 prices:

Composition of GDP by Expenditure (1)
(in millions of pesos, at constant 1993 prices)

	2002		2003		2004		2005		2006
Consumption:
Public sector consumption	Ps.	33,820	Ps.	34,314	Ps.	35,247	Ps.	37,403	Ps.	39,339
Private consumption		155,267		167,951		183,906		200,317		215,709
Total consumption		189,087		202,265		219,152		237,719		255,048

Gross investment		26,533		36,659		49,280		60,458		71,784

Exports of goods and services		33,123		35,108		37,957		43,083		46,275
Imports of goods and services		14,812		20,376		28,551		34,301		39,530
Net exports/(imports)		18,311		14,732		9,406		8,782		6,745

Statistical Discrepancy		1,305		2,367		1,304		(2,196)		(3,043)
Real GDP	Ps.	235,236	Ps.	256,023	Ps.	279,141	Ps.	304,764	Ps.	330,534

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

Source: Ministry of Economy.

Composition of GDP by Expenditure (1)
(as % of total GDP, at constant 1993 prices)

	2002	2003	2004	2005	2006
Consumption:
Public sector consumption	14.4%	13.4%	12.6%	12.3%	11.9%
Private consumption	66.0	65.6	65.9	65.7	65.3
Total consumption	80.4	79.0	78.5	78.0	77.2

Gross investment	11.3	14.3	17.7	19.8	21.7

Exports of goods and services	14.1	13.7	13.6	14.1	14.0
Imports of goods and services	6.3	8.0	10.2	11.3	12.0
Net (imports) exports	7.8	5.8	3.4	2.9	2.0

Statistical Discrepancy	0.0	0.0	0.0	0.0	0.0
Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

Source: Ministry of Economy.

Evolution of GDP by Expenditure (1)
(% change from same period in previous year, at constant 1993 prices)

	2002	2003	2004	2005	2006
Consumption:
Public sector consumption	(5.1)%	1.5%	2.7%	6.1%	5.2%
Private consumption	(14.4)	8.2	9.5	8.9	7.7
Total consumption	(12.8)	7.0	8.3	8.5	7.3

Gross investment	(36.4)	38.2	34.4	22.7	18.7

Exports of goods and services	3.1	6.0	8.1	13.5	7.4
Imports of goods and services	(50.1)	37.6	40.1	20.1	15.2
Net exports	641.5	(19.5)	(36.2)	(6.6)	(23.2)

Statistical Discrepancy	(54.3)	81.4	(44.9)	(268.4)	38.6
Real GDP	(10.9)%	8.8%	9.0%	9.2%	8.5%

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

Source: Ministry of Economy.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 1993 prices:

Composition of Gross Investment (1)
(in millions of pesos, at constant 1993 prices)

	2002		2003		2004		2005		2006
Durable equipment production:
Machinery and equipment: (2)
National		4,747		5,642		6,688		7,516		8,324
Imported		1,512		3,328		6,018		7,995		s.d.
Transport products:
National		1,176		1,629		2,235		2,930		3,383
Imported		815		1,386		3,301		4,632		s.d.
Total durable equipment production		8,250		11,985		18,242		23,073		27,356

Construction (3)		18,283		24,675		31,037		37,386		44,428

Total Gross Investment	Ps.	26,533	Ps.	36,659	Ps.	49,280	Ps.	60,458	Ps.	71,784

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

(2)	Includes private production of durable equipment.

(3)	Includes mining exploration.

Source: Ministry of Economy.

Composition of Gross Investment (1)
(as % of total Gross Investment, at constant 1993 prices)

	2002	2003	2004	2005	2006
Durable equipment production:
Machinery and equipment:(2)
National	18	15	14	12	12
Imported	6	9	12	13	s.d.
Transport products:
National	4	4	5	5	5
Imported	3	4	7	8	s.d.
Total durable equipment production	31	33	37	38	38

Construction (3)	69	67	63	62	62

Total Gross Investment	100.0%	100.0%	100.0%	100.0%	100%

(1)	Preliminary figures.

(2)	Includes private production of durable equipment.

(3)	Includes mining exploration.

Source: Ministry of Economy.

Evolution of Gross Investment (1)
(% change from same period in previous year, at constant 1993 prices)

	2002	2003	2004	2005	2006
Durable equipment production:
Machinery and equipment:(2)
National	(10.7)	18.9	18.5	12.4	10.7
Imported	(73.6)	120.1	80.8	32.9	s.d.
Transport products:
National	(37.0)	38.5	37.2	31.1	15.5
Imported	(56.3)	70.1	138.1	40.3	s.d.
Total durable equipment production	(44.2)	45.3	52.2	26.5	18.6

Construction (3)	(32.2)	35.0	25.8	20.5	18.8

Total Gross Investment	(36.4)%	38.2%	34.4%	22.7%	18.7%

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

(2)	Includes private production of durable equipment.

(3)	Includes mining exploration.

Source: Ministry of Economy.

Overview of GDP: 2002-2006

Argentina’s most recent recession began in the fourth quarter of 1998 and continued through 2002, when GDP decreased 10.9% as the economic crisis deepened significantly. The Government imposed strict limits on bank withdrawals and capital transfers and ended the Convertibility regime. Economic activity declined dramatically, with gross investment decreasing by 36.4% and private consumption decreasing by 14.4% in 2002. During this year, public sector consumption also declined, by 5.1%. In 2002, Argentina’s net exports increased significantly and exports reached 14.1% of GDP, as the significant devaluation of the peso following the end of the Convertibility regime resulted in a 3.1% increase in exports and a 50.1% reduction in imports. The economic recession also contributed to the reduction in imports. Although the rise in net exports of goods and services tended to increase GDP, it was insufficient to offset the reductions in total consumption and investment during the first six months of the year. Beginning in the last six months of the year, however, the rise in exports and increase in consumption of domestic goods reactivated domestic production.

In 2003, GDP increased 8.8%, primarily as a result of a 38.2% increase in gross investment and a 7.0% increase in domestic consumption during this year. The increase in investment resulted in part from the export growth and import substitution process that began during 2002. The increase in production in turn led to higher levels of employment and incomes. Exports growth in 2003 was offset by a significant increase in imports and, as a consequence, net exports decreased by 19.5%.

In 2004, GDP increased 9%, primarily as a result of a 34.4% increase in gross investment and an 8.3% increase in domestic consumption. The increase in investment resulted in part from growth in all investment sectors, including investment in durable equipment production and investment in machinery and transport products. Growth in domestic consumption was primarily attributable to a general improvement in the economy, increases in salaries and improved credit access for families. Continued increases in production also led in turn to increased levels of employment and income. See “—Employment and Labor.” In 2004, net exports decreased by 36.2% as compared to 2003 due to a 40.1% increase in imports for that period. However, exports, which accounted for 13.6% of GDP, exceeded imports, at 10.2% of GDP in 2004.

In 2005, GDP increased 9.2%, primarily as a result of a 22.7% increase in gross investment and an 8.5% increase in domestic consumption during the year. As in 2004, the increases in domestic consumption and in investment resulted from Argentina’s general economic recovery. Investment continued to grow in all sectors, both in domestic equipment and in foreign equipment, the latter increasing at a lesser rate than in 2004. As in the previous period, the growth in domestic consumption was primarily attributable to economic growth, increases in salaries and improved credit access for families. In 2005, net exports decreased by 6.6% as compared to 2004, but exports still exceeded imports as a percentage of GDP by 2.9%. The decline in net exports was primarily attributable to the 20.1% increase in imports in 2005, compared to an increase in exports of 13.5% that year.

In 2006, preliminary figures indicate that GDP increased 8.5%, as compared to 9.2% in 2005, primarily as a result of an 18.7% increase in gross investment, an 18.8% increase in construction, a 7.7% increase in domestic private consumption, and a 5.2% increase in domestic public consumption (maintaining the fiscal surplus). The increases in investment and consumption were partly offset by a reduction in net exports, which decreased by 23.2% in 2006.

From 2003 through 2006, investment increased across all sectors, notably in the construction sector, which increased by 80.1% from 2003, and in durable equipment production, which increased by 128.3% from 2003. The increase in consumption was primarily attributable to salary increases and improved credit access for families.

Domestic Savings and Investment

The table below sets forth information for Argentina’s domestic savings and investment for the periods specified:

Domestic Savings and Investment (1)
(in millions of pesos, at current prices)

	2002		2003		2004		2005		2006
Domestic savings	Ps.	60,043	Ps.	73,776	Ps.	92,300	Ps.	126,056	Ps.	166,010
External savings(2)		(26,115)		(20,596)		(8,513)		(15,026)		(21,075)
Total savings	Ps.	33,927	Ps.	53,180	Ps.	83,787	Ps.	111,030	Ps.	144,934

Domestic Investment(3)	Ps.	37,387	Ps.	56,903	Ps.	85,800	Ps.	114,132	Ps.	146,193

(1)	Preliminary figures.

(2)	A measure of the amount of funds contributed from abroad (i.e., from non-Argentine residents) for domestic investment. Includes Net Transactions from the Capital Account in the Balance of Payments.

(3)	Includes gross formation of fixed capital. Does not include statistical discrepancy and change in inventories.

Source: Ministry of Economy.

During the early 1990s, growth in external savings, resulting from a significant increase in foreign investment in Argentina, contributed to a rise in domestic investment. Beginning in 1999, declines in external savings drove a decline in total domestic investment of 36.1% from December 31, 1998 through December 31, 2001. Domestic savings also exhibited a decline during this period, of 21.0%, contributing to the overall decline in domestic investment. In 2002, domestic investment decreased 1.9% as external savings dramatically declined from Ps.3.8 billion in 2001 to negative Ps.26.1 billion in 2002. This decrease was partially offset by a 57.2% increase in domestic savings; however, the net result was a 19.2% decrease in total savings.

In 2003, domestic investment increased by 52.2%, as compared to 2002, primarily as a result of a 22.9% increase in domestic savings partially offset by a 21.1% decrease in external savings used to finance domestic investment; the net result was a 56.7% increase in total savings. Similarly, in 2004, domestic investment increased by 50.8%, primarily as a result of a 25.1% increase in domestic savings partially offset by a 58.7% decrease in external savings used to finance domestic investment; the net result was a 57.6% increase in total savings. In 2005, domestic investment increased by 33.0%, primarily as a result of a 36.6% increase in domestic savings and a 76.5% increase in external savings used to finance domestic investment; the net result was a 32.5% increase in total savings.

From 2003 through 2005, the increase in investment was primarily attributable to substantial growth in domestic savings. Due to the levels of investment and the surplus in the current account and payments account, the negative trend in external savings gradually decreased. Accordingly, from 2003 through 2005 domestic investment registered an accumulated growth of 100.6%, primarily as a result of the recovery in economic activity. External savings decreased from 2003 through 2005, albeit at low rates due to the evolution of the current account. See “Foreign Trade and Balance of Payments―Balance of Payments―Current Account.”

In 2006, domestic investment increased by 28.1% as compared to 2005. This growth was primarily attributable to a 31.7% increase in domestic savings and a 40.3% increase in external savings; the net result was a 30.5% increase in total savings. The increase in external savings during 2006 was primarily attributable to an increase in the net return to foreign investors. Unlike in the 1990s, in recent years domestic savings have financed much of the domestic investment in Argentina.

Principal Sectors of the Economy

The economic sectors that contribute most to the Argentine GDP are the services sector (accounting for 48.5% of GDP in 2006) and secondary production (accounting for 25.7% of GDP in 2006).

The following tables set forth the composition of Argentina’s GDP by economic sector for the periods specified:

Real GDP by Sector (1)
(in millions of pesos, at constant 1993 prices)

	2002		2003		2004		2005		2006
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	14,370	Ps.	15,382	Ps.	15,224	Ps.	17,148	Ps.	17,405
Mining and extractives (including petroleum and gas)		4,917		5,107		5,082		5,088		5,253
Total primary production		19,286		20,488		20,306		22,236		22,658

Secondary production:
Manufacturing		36,176		41,952		46,977		50,466		55,093
Construction		8,407		11,293		14,604		17,646		20,851
Electricity, gas and water		7,182		7,681		8,183		8,595		9,013
Total secondary production		51,765		60,926		69,764		76,706		84,956

Services:
Transportation, storage and communications		20,666		22,365		25,412		29,198		33,132
Commerce, hotels and restaurants		6,152		6,522		6,952		7,503		8,045
Financial services, insurance and real estate		49,924		49,477		50,557		54,199		58,414
Community, social and personal services		50,400		51,914		54,273		57,380		60,642
Total services		127,142		130,278		137,193		148,279		160,234

Plus import duties less adjustment for banking service(2)		9,250		13,194		16,736		19,352		21,422
Total GDP (3)	Ps.	235,236	Ps.	256,023	Ps.	279,141	Ps.	304,764	Ps.	330,534

(1)	Preliminary figures.

(2)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

(3)	Total GDP may differ from the sum of individual items due to the fact that it includes the total economic activity, which is measured through a different methodology than the items of this table.

Source: Ministry of Economy.

Real GDP by Sector (1)
(as a % of GDP, at constant 1993 prices)

	2002	2003	2004	2005	2006
Primary production:
Agriculture, livestock, fisheries and forestry	6.1%	6.0%	5.5%	5.6%	5.3%
Mining and extractives (including petroleum and gas)	2.1	2.0	1.8%	1.7	1.6
Total primary production	8.2	8.0	7.3%	7.3	6.9

Secondary production:
Manufacturing	15.4	16.4	16.8	16.6	16.7
Construction	3.6	4.4	5.2	5.8	6.3
Electricity, gas and water	3.1	3.0	2.9	2.8	2.7
Total secondary production	22.0	23.8	25.0	25.2	25.7

Services:
Transportation, storage and communication	8.8	8.7	9.1	9.6	10.0
Commerce, hotels and restaurants	2.6	2.5	2.5	2.5	2.4
Financial services, insurance and real estate	21.2	19.3	18.1	17.8	17.7
Community, social and personal services	21.4	20.3	19.4	18.8	18.3
Total services	54.0	50.9	49.1	48.7	48.5

Plus import duties less adjustment for banking service	3.9	5.2	6.0	6.3	6.5
Total GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

(2)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

Argentina’s secondary production registered a 14.7% decrease in total production in 2002 as a result of the economic crisis, attributable to significant contractions of the construction and manufacturing sectors, which were slightly offset by the growth of electricity, gas and water sectors. The services sector was also significantly affected by the downturn in economic activity, with total production decreasing by 6.9% in 2002. Primary production was the sector least affected by the recession, registering a small decrease of 2.2% in 2002.

These recessionary trends partially reversed in 2003. Total secondary production increased by 17.7%, from Ps.51.8 billion in 2002 to Ps.60.9 billion in 2003. This increase was primarily attributable to the expansion in the manufacturing, construction and electricity, gas and water sectors. The most significant expansion was in the construction sector, which grew 34.3% and the manufacturing sector, which grew 16.0% in 2003. The services sector also experienced growth, with total production increasing by 2.5% in 2003. Nearly all of the service sectors increased during this period. Transportation, storage and communications grew by 8.2%, primarily as a result of the economic recovery, and commerce, hotels and restaurants grew by 6.0%, primarily as a result of the increase in tourism and salaries and the decrease in unemployment. Community, social and personal services also increased by 3.0% during this period. Primary production registered an increase of 6.2% in 2003, as compared to the previous year. In this respect, agriculture, livestock, fisheries and forestry grew by 7.0% and mining and extractives (including petroleum and gas) grew by 3.9% during 2003.

In 2004, Argentina’s secondary production continued to expand, increasing 14.5%, with a 29.3% increase in the construction sector and a 12.0% increase in the manufacturing sector. The services sector grew 5.3% in 2004, registering increases in all of sectors. The transportation, storage and communication sector increased by 13.6% due to the economic recovery, and commerce, hotels and restaurants grew by 6.6% as a result of the increase in tourism and income. Financial services, insurance and real estate grew for the first time since the 2001 economic crisis, increasing by 2.2%. Community, social and personal services also increased by 4.5%. During 2004, primary production decreased by 0.9%. This decrease was primarily a result of a 1.0% decrease in the agriculture, livestock, fisheries and forestry sector.

In 2005, Argentina’s primary production increased by 9.5%, compared to 2004, primarily as a result of a 12.6% increase in the agriculture, livestock, fisheries and forestry sector. Secondary production increased by 10.0%, with a 20.8% increase in the construction sector and a 7.4% increase in the manufacturing sector. The services sector grew 8.1%, with the transportation, storage and communications sector increasing 14.9% and the commerce, hotels and restaurants sector increasing 7.9% in that period. Financial services, insurance and real estate increased by 7.2%.

In 2006, secondary production continued to grow, increasing by 10.8%, primarily as a result of a 18.2% increase in the construction sector and a 9.2% increase in the manufacturing sector. The services sector grew 8.1%, driven by 13.5% growth in the transportation, storage and communications sector, 7.2% growth in the commerce, hotels and restaurants sector and 7.8% growth in the financial services, insurance and real estate sector. Primary production also increased by 1.9% during the same period.

From 2002 to 2006 secondary production has generally shown the strongest growth trends, compared to the 1990s when the services sector largely drove economic growth. Since the 2001 crisis, the services sector has grown by 17.3%, primary production by 14.9% and secondary production by 40.1%. The GDP share of each sector has remained constant over this period.

The following table sets forth Argentina’s real GDP growth by sector for the periods specified:

Real GDP Growth by Sector (1)
(% change from previous year, at constant 1993 prices)

	2002	2003	2004	2005	2006
Primary production:
Agriculture, livestock, fisheries and forestry	(1.7)%	7.0%	(1.0)%	12.6%	1.5%
Mining and extractives (including petroleum and gas)	(3.7)	3.9	(0.5)	0.1	3.2
Total primary production	(2.2)	6.2	(0.9)	9.5	1.9

Secondary production:
Manufacturing	(11.0)	16.0	12.0	7.4	9.2
Construction	(33.4)	34.3	29.3	20.8	18.2
Electricity, gas and water	(3.0)	6.9	6.5	5.0	4.9
Total secondary production	(14.7)	17.7	14.5	10.0	10.8

Services:
Transportation, storage and communication	(7.9)	8.2	13.6	14.9	13.5
Commerce, hotels and restaurants	(8.3)	6.0	6.6	7.9	7.2
Financial services, insurance and real estate	(9.8)	(0.9)	2.2	7.2	7.8
Community, social and personal services	(3.2)	3.0	4.5	5.7	5.7
Total services	(6.9)	2.5	5.3	8.1	8.1

Plus import duties less adjustment for banking service(2)	(28.8)	42.6	26.8	15.6	10.7
Total GDP	(10.9)%	8.8%	9.0%	9.2%	8.5%

(1)	Preliminary figures.

(2)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

Primary Production

Agriculture, Livestock, Fisheries and Forestry

Argentina’s agriculture, livestock, fisheries and forestry sector represented 5.3% of GDP in 2006. Argentina is self-sufficient in virtually all agricultural and livestock products. During the 1990s, Argentina became a major exporter of primary products, including cereals, grains, meat and fish. From 2002 through 2006, crop and livestock production together accounted for an average 89.3% of this sector’s total production. Crop production consists primarily of soy, corn and wheat. Soy production in recent years has represented an increasing percentage of exports, largely because of the international prices of commodities (and particularly of soy) have increased in recent years.

The following tables set forth Argentina’s agriculture, livestock, forestry and fishing production and growth for the periods specified:

Agriculture, Livestock, Forestry and Fishing Production (1)
(in millions of pesos, at constant 1993 prices)

	2002		2003		2004		2005		2006
Agriculture, livestock and game:
Crops	Ps.	8,952	Ps.	9,733	Ps.	9,120	Ps.	10,785	Ps.	10,840
Livestock		4,212		4,334		4,811		4,945		5,120
Agricultural and livestock services, excluding vesting services		885		962		928		1,053		1,085
Game, game appropriation and connected services		8		7		8		9		8
Total agriculture, livestock, and game		14,058		15,036		14,866		16,793		17,053

Forestry, wood extraction and connected services		312		346		357		356		353
Fishing		433		438		354		304		490
Total sector production	Ps.	14,802	Ps.	15,820	Ps.	15,578	Ps.	17,452	Ps.	17,895

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

Source: Ministry of Economy.

Agriculture, Livestock, Forestry and Fishing Production (1)
(% change from the same period in the previous year, at constant 1993 prices)

	2002	2003	2004	2005	2006
Agriculture, livestock and game:
Crops	0.7%	8.7%	(6.3)%	18.3%	(0.5)%
Livestock	(8.1)	2.9	11.0	2.8	3.5
Agricultural and livestock services, excluding vesting services	9.2	8.7	(3.5)	13.5	3.0
Game, game appropriation and connected services	(16.3)	(7.9)	5.7	19.6	(19.7)
Total agriculture, livestock, and game	(1.7)	7.0	(1.1)	13.0	(1.5)

Forestry, wood extraction and connected services	(0.2)	10.5	3.3	(0.5)	(0.9)
Fishing	(19.3)	1.2	(19.1)	(14.3)	61.4
Total sector production	(2.3)%	6.9%	(1.5)%	12.0%	2.5%

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

Source: Ministry of Economy.

After the detection of foot-and-mouth disease in Argentine cattle, which prompted the United States, the European Union and other countries to ban imports of Argentine beef in 2001, livestock production declined 8.1% in 2002, as compared to the same period in 2001. Livestock production increased 2.9% in 2003 and 11.0% in 2004, reversing the trend of declining production, once the ban on imports of Argentine beef was lifted in July 2003.

In 2002, the agriculture, livestock, fisheries and forestry sector decreased by 2.3%, primarily due to an 8.1% decline in livestock production.

The sector grew by 6.9% in 2003, reflecting increased domestic demand due primarily to the economic recovery and significant increases in international prices of commodities, particularly of soy and wheat. The increase in international commodities prices was caused by worldwide economic growth that increased demand, especially in China, and by the decrease in commodities production volume by main exporters, including the United States, among others.

In 2004, total output for the sector declined by 1.5%, primarily as a consequence of a 6.3% drop in the total production of crops. Even though the harvested surface expanded during this period, there was a decrease in the production of soy, corn and sunflower due to a water shortage that affected those crops. The increase in international prices of commodities, however, continued during 2004, which helped mitigate the effects of the declining crop output.

Total production in the agriculture, livestock, forestry and fishing sector increased by 12.0% in 2005. This increase was primarily the result of an 18.3% increase in crop production, which reached a new volume record in 2005. Livestock production also increased by 2.8% and agricultural and livestock services grew by 13.5%.

In 2006, the agriculture, livestock, forestry and fishing sector increased by 2.5%, as compared to 2005. This increase was primarily attributable to a 3.5% increase in livestock production, a 3.0% increase in agricultural and livestock services and a 61.4% increase in fishing. During the first quarter of 2006, the Government introduced restrictions on beef exports in order to curb domestic price increases. See “Balance of Payments” for more information.

Mining and Extractives (Including Petroleum and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a very small part of the economy, accounting for 1.6% of GDP in 2006.

In 2002, total output for this sector declined by 3.7%, due to a reduction in foreign investment and an increase in the costs of imported capital equipment due to the devaluation of the peso. This sector recovered by 3.9% in 2003, but declined again by 0.5% in 2004 and recovered only slightly by 0.1% in 2005, even though prices in the international markets had reached record levels and both drillings and finished wells had increased. In 2005 natural gas production also decreased after having reached maximum levels the previous year. The declining output in these sectors, despite favorable market conditions, led the Government to adopt measures that allowed producers to increase internal supply and meet export commitments. These measures included fiscal and tariff incentives, access to adjacent areas for further hydrocarbon exploration and extraction, and improved distribution and transport systems .

During 2006, the mining and extractives sector increased by 3.2%, as compared to 2005. The low growth in these sectors in the 2002-2006 period, despite favorable market conditions, led the Government to adopt measures to stimulate growth through increases in internal supply and higher exports. These measures included fiscal and tariff incentives, access to adjacent areas for further hydrocarbon exploration and extraction, and improved distribution and transport systems.

While previously a net exporter of oil and gas, Argentina has, since the first quarter of 2004, experienced energy shortages and power outages. As a result, Argentina has increased its energy imports from neighboring countries. During 2005 and 2006, Argentina reached agreements with Brazil, Bolivia and Venezuela for the purchase of natural gas and fuel oils to overcome potential shortages. For additional discussion of the oil and gas sector as it relates to current energy shortages in Argentina, see “—Electricity, Gas and Water.”

The following table shows the proven reserves of petroleum and natural gas in Argentina as of the dates specified.

Proven Reserves

	2002	2003	2004	2005	2006
Petroleum(1)	448,425	425,213	393,972	346,634	411,262
Natural gas(2)	663,523	612,495	541,856	455,625	446,156

(1)	In thousands of cubic meters.

(2)	In millions of cubic meters.

Source: Ministry of Economy.

Secondary Production

Manufacturing

Argentina has a diversified manufacturing sector that in 2006 accounted for 16.7% of GDP. Food and beverages, chemical products and substances, coal and oil derivatives and nuclear fuel are the main areas of production in the manufacturing sector. The sector was significantly and adversely affected by the latest economic downturn, but has shown signs of economic recovery in each of 2003, 2004, 2005 and 2006. This recovery is a result of increased domestic consumption and the international competitiveness of domestic products due to the devaluation and productivity-enhancing investments. Manufacturing of industrial and agricultural origin products also contributed to exports during this period.

Manufacturing output decreased by 7.4% in 2001 and 11.0% in 2002, primarily as a result of rising interest rates, the decline in gross private investment and weak domestic demand. The decline in Brazilian demand for Argentine products due to the devaluation of the real in 1999 also contributed significantly to the decline in manufacturing production during this period.

In 2002, food and beverages, chemical products and substances and coal, oil derivatives and nuclear combustibles reflected, on average, a 9.1% decrease in each sector and a 11.0% decrease in total production of the manufacturing sector.

The manufacturing sector grew by 16.0% in 2003 and 12.0% in 2004, primarily as a result of an increase in domestic consumption (due to import substitution) and an increase in exports caused by the devaluation. The food and beverage sector grew by 8.3% in 2003 and 8.0% in 2004 and the production of chemical products and substances grew by 12.0% in 2003 and 8.6% in 2004. The textile industry recovered strongly, growing by 51.0% in 2003 and 14.2% in 2004. Metal products (excluding machinery and equipment) grew by 44.5% in 2003 and 13.5% in 2004. Furniture and industrial manufacturing grew by 39.6% in 2003 and 13.7% in 2004, and output of machinery and equipment grew by 26.9% in 2003 and a further 30.1% in 2004.

In 2005, the manufacturing sector registered growth of 7.4%, primarily as a result of economic growth and the influence of the increase in construction. The food and beverage sector grew by 7.9% and the production of chemical products and substances grew by 4.2%. The textile industry continued to grow, increasing by 11.5%. Metal products (excluding machinery and equipment) grew by 8.0%. Furniture and industrial manufacturing grew by 6.9%, and output of machinery and equipment grew by 5.9%. The motor vehicle, trailers and semi-trailers industry increased significantly in 2005, registering growth of 19.6%.

During 2006, the manufacturing sector registered growth of 9.2% as compared to 2005. This increase was driven primarily by the increased production of durable consumer goods in response to higher demand and more available credit. Domestic production of automobiles also increased, as the Government enacted more stringent restrictions on Brazilian automobile imports. The manufacturing sector also registered a 8.3% increase in the production of coal, oil derivatives and nuclear combustibles, a 22.5% increase in the motor vehicle, trailers and semi-trailers industry, a 13.1% increase in furniture and industrial manufacturing, and an 11.2% increase in machinery and equipment production. Increasing labor productivity drove some of the manufacturing growth during this period.

The following tables set forth manufacturing sector production and growth for the periods specified:

Manufacturing Production by Sector
(in millions of pesos, at constant 1993 prices)

	2002(1)		2003(1)		2004(1)		2005(1)		2006(1)
Food and beverages	Ps.	9,797	Ps.	10,610	Ps.	11,454	Ps.	12,356	Ps.	13,104
Chemical products and substances		4,862		5,444		5,915		6,163		6,724
Coal, oil derivatives and nuclear combustibles(2)		3,674		3,675		3,834		3,812		4,130
Motor vehicles, trailers and semi-trailers		1,427		1,591		2,095		2,507		3,070
Rubber and plastic products		1,817		2,091		2,318		2,546		2,719
Machinery and equipment		1,649		2,092		2,721		2,882		3,205
Furniture, and industrial manufacturing		736		1,028		1,168		1,249		1,412
Metal products, excluding machinery and equipment		978		1,414		1,604		1,734		1,897
Publishing and media		1,469		1,772		2,085		2,236		2,503
Textiles		815		1,230		1,405		1,566		1,627
Tobacco		1,720		1,868		1,752		1,714		1,849
Common metals		1,493		1,814		1,943		2,045		2,303
Wood, wood products and cork products, excluding furniture: straw products and braidable materials		1,334		1,567		1,856		1,730		1,882
Others		4,405		5,757		6,827		7,926		8,666
Overall production	Ps.	36,176	Ps.	41,952	Ps.	46,977	Ps.	50,466	Ps.	55,093

(1)	Preliminary figures.

(2)	Includes oil refining and other secondary products.

Source: Ministry of Economy.

Manufacturing Production by Sector
(% change from previous year, at constant 1993 prices)

	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)
Food and beverages	(5.2)%	8.3%	8.0%	7.9%	6.1%
Chemical products and substances	(9.6)	12.0	8.6	4.2	9.1
Coal, oil derivatives and nuclear combustibles(2)	(12.4)	―	4.3	(0.6)	8.3
Motor Vehicles, trailers and semi-trailers	(8.9)	11.5	31.7	19.6	22.5
Rubber and plastic products	(6.1)	15.1	10.8	9.8	6.8
Machinery and equipment	1.8	26.9	30.1	5.9	11.2
Furniture and industrial manufacturing	(38.6)	39.6	13.7	6.9	13.1
Metal products, excluding machinery and equipment	(28.8)	44.5	13.5	8.0	9.4
Publishing and media	(13.3)	20.6	17.7	7.2	12.0
Textiles	(36.2)	51.0	14.2	11.5	3.9
Tobacco	4.7	8.6	(6.2)	(2.1)	7.8
Common metals	(1.7)	21.5	7.1	5.3	12.6
Wood, wood products and cork products, excluding furniture, straw products and braidable materials	7.2	17.4	18.5	(6.8)	8.8
Others	(22.0)	30.7	18.6	16.1	9.3
Overall production	(11.0)%	16.0%	12.0%	7.4%	9.2%

(1)	Preliminary figures.

(2)	Includes oil refining and other secondary products.

Source: Ministry of Economy.

Construction

The construction sector accounted for 6.3% of GDP in 2006. The construction sector declined 33.4% in 2002 as a result of the economic crisis.

In 2003, as an effect of the general economic recovery, the construction sector grew 34.3%. Additionally, the Government increased public spending for infrastructure and began using Government-issued Boden securities as payment for construction, which fostered the growth in the construction sector that year. In 2004 and 2005, the construction sector was again the fastest growing sector in the Argentine economy, increasing 29.3% in 2004 and 20.8% in 2005, mainly as a result of an increase in demand and low domestic costs. The construction of buildings for production purposes also increased significantly. In 2006, the construction boom continued and the sector grew 18.2% from 2005. The construction sector is an important economic stimulus for manufacturing, mining and employment.

Electricity, Gas and Water

Electricity in Argentina is produced primarily from hydroelectric sources, but additional generation comes from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 2.7% of GDP in 2006. It was the sector least affected by the recession, decreasing only by 3.0% in 2002. This slight decrease was attributable in part to greater integration of the energy markets and infrastructure among the Mercosur countries, and foreign investment in oil, gas and electricity through privatizations. This allowed Argentina to become a net exporter of energy, supplying Brazil, Chile and Paraguay with electricity.

In March 2006 the Government terminated the water concession for the City of Buenos Aires and parts of Greater Buenos Aires because the concessionaire, Aguas Argentinas, had failed to fulfill its investment obligations as required under the concession agreement.

Argentina is currently facing energy shortages. This could have a strong negative impact on economic growth. Electricity shortages and outages at factories around the country resulted in a decline in the growth of energy production in 2004, compared to 2003. In response to the energy crisis, the Government ordered Argentine producers of natural gas to reduce exports of natural gas to Chile. In order to guarantee the supply of natural gas to Chile not only for residential but also for commercial use, Argentina is negotiating alternatives with Uruguay and Bolivia to increase imports destined to supply the Chilean market. In addition, Argentina is negotiating the construction of ducts for the transportation of gas to and from Bolivia that would increase the import/export capacity in the future. At the end of 2006, however, exports of natural gas, butane and propane to several countries, including Chile, had increased.

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and imports of fuel and energy

	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)
Total FOB Exports	25,651	29,939	34,576	40,387	46,456
Fuel and energy (in millions of U.S. dollars)	4,639	5,417	6,181	7,150	7,760
As a % of total FOB exports	18.1%	18.1%	17.9%	17.7%	16.7%
Change from previous year	(1.8)%	16.8%	14.1%	15.7%	8.5%
Total CIF Imports	8,990	13,851	22,445	28,687	34,151
Fuel and energy (in millions of U.S. dollars)	482	550	1,003	1,545	1,730
As a % of total CIF imports	5.4%	4.0%	4.5%	5.4%	5.1%
Change from previous year	(42.7)%	14.0%	82.5%	54.0%	12.0%

(1)	Preliminary figures.

Source: Ministry of Economy.

The Government has also applied mechanisms for increased energy supply set forth in pre-existing agreements with Brazil, Bolivia and Venezuela to import energy, including diesel fuel and natural gas.

The Government also took the following measures to address the energy crisis:

•	in March 2004 exports of any natural gas excess that was suitable for internal consumption were banned, in order to avoid shortages in domestic natural gas supply and electricity production;

•
in January 2006, ENARGAS president, Fulvio Madaro, received technical delegations from Brazil and Venezuela at the First Meeting of Technical Teams for the pre-feasibility studies for a gas pipeline that would link Argentina and Venezuela. Among the issues that are to be agreed are the final location of the pipeline and the possibility of shortening the work schedule presented by Brazil and Venezuela.

•	in March 2006, the government ratified before the IDB that the hydroelectric dam in Yacyretá would be completed by 2009.

•	in July 2006, special higher prices were established for motor vehicles with foreign licenses that purchased fuel near the country’s border areas; and

•
in October 2006, pursuant to the Oil and Gas Act, Law No. 17,319, the Government introduced a regime designed to promote investment in oil and gas exploration and production, which included, among others, fiscal benefits to companies that invested in gas exploration and production.

•
in October 2006, with an investment of approximately Ps.271,000,000, the federal government, the government of the province of Chubut and Emgasud completed the Patagonic Pipeline, a 600 kilometer natural gas pipeline that links the vicinity of the city of Comodoro Rivadavia, in the San Jorge gulf basin, to the “Cordillerano” pipeline, in the vicinity of the city of Esquel. This new connection will allow the inflow of up to 1.2 million cubic meters of natural gas per day to cities in the province of Chubut.

•
in June 2007, the Secretary of Energy, Daniel Cameron, announced the project to revamp the nuclear generator at the Embalse nuclear plant, with the technical support of Atomic Energy of Canada Limited, the company that originally equipped that power plant. The Secretary of Energy also announced the government’s intention to purchase two additional 750 MW generators as part of its nuclear plan.

•
in July 2007 the government announced the acquisition and installation of five plants for the generation of electricity (with a total capacity of 1,600 MW) at a cost of approximately Ps. 3.25 billion. The projected plants would be located in the provinces of Buenos Aires (three), Córdoba (one) and Santa Fe (one). All are expected to be operational between June and December 2008.

•
in July 2007, the Minister of Federal Planning announced that Corporación Andina de Fomento had granted a U.S.$300 million loan for the completion of a 500-kilowatt powerline linking the cities of Rincón Santa María and General Rodríguez in the province of Buenos Aires.

The recovery of the energy sector will depend significantly on the ability of private utility companies to invest in production-generating activities. Recovery will also be tied to the production contribution of the Government’s newly created state-owned energy company, ENARSA.

The Government created ENARSA to stimulate increased investment in oil and gas transportation, exploration and production, as the majority of private companies currently operating in the energy sector have defaulted on debt obligations in recent years and have little to no profits to invest. In October 2004, after several modifications, Congress gave final approval to legislation creating ENARSA. Pursuant to the legislation, the Government holds a 53% equity interest in ENARSA, provincial governments hold a 12% interest, and the remaining 35% consists of publicly-traded stock. No mandate has yet been given to ENARSA with respect to expected levels of exports or production.

The electricity, gas and water sector grew 6.9% in 2003, 6.5% in 2004, and 5.0% in 2005. This trend continued during 2006, as the sector grew by 4.9%.

The following table sets forth information on Argentina’s electricity sector for the periods specified:

Principal Economic Indicators of the Electricity Sector
(in GW/hr, unless otherwise specified)

	2002	2003	2004	2005	2006
Production of electricity sector:
Combined Cycle	26,687	31,599	37,825	36,130	N/A
Hydroelectric(1)	35,797	33,737	30,445	34,192	N/A
Other(2)	14,153	18,351	23,109	26,328	N/A
Total generation	76,637	83,687	91,379	96,651	N/A

Consumption by economic sector:
Residential	20,643	20,940	21,771	23,577	N/A
Industrial	26,804	29,903	31,815	32,863	N/A
Government	1,951	2,007	1,942	2,103	N/A
Commercial	12,287	12,187	14,136	15,687	N/A
Others	5,590	7,120	6,685	6,867	N/A
Total consumption	67,276	72,157	76,349	81,096	N/A

(1)	Combined cycle.

(2)	Includes: diesel, wind, nuclear, gas, steam and solar energy.

Source: Ministry of Economy.

Services

The following tables set forth the composition and growth of the service sector for the periods specified:

Composition of Service Sector (1)
(in millions of pesos, at constant 1993 prices)

	2002	2003	2004	2005	2006
Commerce	27,107	30,458	34,548	38,113	41,045
Transportation, storage and communication	20,666	22,365	25,412	29,198	33,132
Hotels and restaurants	6,152	6,522	6,952	7,503	8,045
Financial services	12,684	10,698	10,114	11,886	14,478
Insurance and real estate	37,240	38,778	40,443	42,313	43,936
Education	12,396	12,649	13,079	13,628	14,116
Health and social services	10,005	10,362	10,601	11,043	11,615
Public Administration	13,923	14,077	14,334	14,815	15,531
Other services	14,077	14,825	16,258	17,893	19,380
TOTAL	154,250	160,736	171,741	186,393	201,280

(1)	Preliminary figures.

Source: Ministry of Economy.

Growth of Service Sector (1)
(% change from prior year, at constant 1993 prices)

	2002	2003	2004	2005	2006
Commerce	(19)%	12%	13%	10%	8%
Transportation, storage and communication	(8)	8	14	15	13
Hotels and restaurants	(8)	6	7	8	7
Financial services	(20)	(16)	(5)	18	22
Insurance and real estate	(6)	4	4	5	4
Education	0	2	3	4	4
Health and social services	(1)	4	2	4	5
Public Administration	(1)	1	2	3	5
Other services	(10)	5	10	10	8
TOTAL	(9.3)%	4.2%	6.8%	8.5%	8.0%

(1)	Preliminary figures.

Source: Ministry of Economy.

The services sector represents the largest portion of the Argentine economy, accounting for 48.5% of annual GDP in 2006. This sector contracted by 3.0% in 2001 and 6.9% in 2002 due to the recession during those years.

The hotels, restaurants and commerce sector decreased by 7.3% in 2001 and 8.3% in 2002. The decline in 2001 was primarily attributable to the devaluation of the Brazilian real in 1999, which led to a decline in tourism, and, to a lesser degree, the ongoing recession. Although tourism increased in 2002, the hotels and restaurants sector continued to decline due to the effect of the devaluation of the peso on the value paid for such services.

In 2003, all the sectors of the services industry registered growth, with the exception of financial services, which declined 16.0%. The growth in the services industry was led by a 12.0% increase in commerce. This upward trend continued in 2004. Transportation, storage and communication grew 8.0%, and hotels and restaurants grew 6.0%. In 2004, financial services decreased 5.0% and insurance and real estate grew 4.0%. Education grew 3.0% and health and social services grew 2.0% and education grew 2.0%, mainly as a result of the economic recovery during that period.

In 2005, every sector of the services industry grew primarily as a result of the economic recovery. The financial services sector grew 18.0% and insurance and real estate sector registered a 5.0% increase, which primarily reflected the return to normal levels of financial activity. Additionally, transportation, storage and communication grew 15.0%, commerce grew 10.0% and hotels and restaurants grew 8.0%.

During 2006, every sector in the services industry continued to grow. Financial services grew 22% and insurance and real estate grew by 4.0%, transportation, storage and communication grew 13.%, commerce grew 8.0% and hotels and restaurants grew 7.0%. These increases in the service sector were also primarily attributable to the general growth in the economic activity.

Telecommunications

The table below reflects certain information regarding the telecommunications sector. The telecommunications sector has grown in terms of number of lines each year since 2001. Much of this growth has been spurred by increased usage of cellular phone lines, which have become increasingly common in Argentina. In 2003, cellular phone lines surpassed the number of fixed wire lines for the first time. During 2005, the number of cellular phone lines increased by 64.0%, primarily as a result of an increase in the availability of new cellular phone plans at a reduced cost. The number of public phone lines and fixed wire lines has remained relatively unchanged since 2001.

Summary of Telecommunications Sector
(in thousands of lines)

	As of December 31,
	2002	2003	2004	2005	2006
Lines:
Fixed wire(1)	7,709	7,746	8,035	8,389	8,643
Cellular(2)	6,567	7,842	13,512	22,156	31,950
Public phones	139	140	158	158	156
Total lines(3)	14,414	15,728	21,706	30,703	40,749

(1)	Lines in service.

(2)	Telephones in service.

(3)	Total may differ from the sum of individual items due to rounding.

Source: Ministry of Federal Planning, Public Investment and Services.

Employment and Labor

Unemployment and Underemployment

High unemployment and underemployment plagued the Argentine economy in the 1990s. Beginning in 1998, these factors were significantly aggravated by the recession. From May 2001 to May 2002 unemployment increased from 16.4% to 21.5%. Since October 2002, the unemployment rate has declined, reflecting the recovery of the Argentine economy during this period.

The Instituto Nacional de Estadísticas y Censos, or INDEC, Argentina’s statistical institute, prepares a series of indexes used to measure the social, demographic and economic characteristics of the Argentine population based on data collected in the Encuesta Permanente de Hogares, the Permanent Household Survey or EPH. Prior to 2003, the EPH was conducted in May and October of each year. In 2003, however, the EPH was reformulated into a continuous survey in order to improve the recording of labor market trends, and its results are presented every three months. According to the new methodology, as of December 31, 2003, the unemployment rate was 15.4%, and decreased to 12.6% as of December 31, 2004. As of December 31, 2005, the unemployment rate decreased to 10.6% as a result of continued economic growth. The new methodology also showed that, as of December 31, 2004, the underemployment rate was 14.7%, and decreased to 12.4% as of December 31, 2005. In 2006, the unemployment rate decreased to 9.5%, and the underemployment rate decreased to 11.0%.

In January 2002, the Duhalde administration implemented the Plan Jefes y Jefas de Hogar, or the Heads of Households Program, designed to replace the previously existing Plan Trabajar. Under the Heads of Households Program, which was continued by the Kirchner administration, unemployed heads of households with one or more children under the age of 18 or disabled persons of any age receive Ps.150 per month in exchange for at least four hours of service in certain community service and other public works projects. Persons receiving benefits under the Heads of Households program are accounted for as employed persons in the Government’s employment statistics, including in the tables presented below. As of December 2006, there were approximately 1 million beneficiaries in this program.

The following table sets forth employment figures based on INDEC’s prior methodology for the 2001 and 2002 periods indicated, and INDEC’s current methodology for the 2003, 2004, 2005 and 2006 periods indicated:

Employment and Unemployment Rates (5)

	As of Oct 31,		Second half of,
	2001	2002	2003	2004	2005	2006
Greater Buenos Aires:
Labor force rate(1)	44.4%	45.7%	47.9%	48.5%	48.5%	48.5%
Employment rate (2)	35.9	37.1	39.9	41.9	42.9	43.4
Unemployment rate(3)	19.0	18.8	16.7	13.6	11.5	10.5
Underemployment rate(4)	16.5	20.0	17.6	16.4	13.7	12.2

Major interior cities: (5)
Labor force rate (1)	39.6	39.8	43.2	43.2	43.2	43.7
Employment rate (2)	32.7	33.2	37.2	38.3	39.1	40.1
Unemployment rate(3)	17.1	16.6	13.8	11.4	9.4	8.1
Underemployment rate(4)	16.2	19.7	14.9	12.7	10.9	9.4

Total Urban:
Labor force rate (1)	42.2	42.9	45.7	46.1	46.1	46.2
Employment rate(2)	34.5	35.3	38.6	40.2	41.2	41.8
Unemployment rate(3)	18.3	17.8	15.4	12.6	10.6	9.5
Underemployment rate(4)	16.3%	19.9%	16.4%	14.7%	12.4%	11.0%

(1)
The labor force consists of the sum of the population that has worked a minimum of (i) one hour with remuneration, or (ii) fifteen hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

(2)	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(3)	Unemployed population as a percentage of the labor force.

(4)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.

(5)
Figures are based on 28 major cities. Figures for First six months of 2003 do not include Santa Fe, as information could not be gathered due to a flood originated in the area. The new methodology to measure EPH is applied to every major city except Rawson - Trelew, San Nicolás -Villa Constitución and Viedma --Carmen de Patagones, which are still being measured through the old methodology.

Source: Ministry of Economy.

The Informal Economy

Argentina has an informal sector of the economy composed primarily of unregistered employees in legitimate businesses and, to a lesser degree, in unregistered businesses. Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

The principal portion of Argentina’s informal economy comprises employees not registered with Argentina’s social security system.

The following table provides the estimated number of workers in Argentina’s formal and unregistered economies, based on INDEC’s prior methodology as of October 2002 and 2003, and INDEC’s current methodology for the second half of 2003, 2004, 2005 and 2006.

Formal and Unregistered Economies (1)
(in thousands of people)

	As of Oct 31,		Second half of,
	2002	2003	2003	2004	2005	2006
Formal	5,089	s/d	4,812	5,236	5,704	6,285
Unregistered	3,030	s/d	3,712	4,164	4,171	4,191
Total	8,119	s/d	8,524	9,400	9,875	10,477

(1)	The difference in the periods included in this table is based on a modification in the methodology of measurement implemented in 2003. See “―Employment and Labor ―Unemployment and Underemployment.”

Source: Ministry of Employment and Social Security.

Formal and Unregistered Economies (1)
(as a percentage of total)

	As of May 31,		Second half of,
	2002	2003	2003	2004	2005	2006

Formal	62.69	s/d	56.5	55.7	57.8	60.0
Unregistered	37.31	s/d	43.5	44.3	42.2	40.0
Total	100%	s/d	100%	100%	100%	100%

(1)	The difference in the periods included in this table is based on a modification in the methodology of measurement implemented in 2003. See “―Unemployment and Underemployment.”

Source: Ministry of Employment and Social Security.

A second and much more modest segment of Argentina’s informal sector consists of economic activities that take place outside of the formal or official norms for economic transactions. These include small businesses, usually individual or family initiatives, which produce and exchange legal goods and services. However, these businesses may not have the appropriate business permits, report tax liability, comply with labor regulations or possess legal guarantees for suppliers and end users. During the recent crisis, the Government estimates that informal sector employment increased and served as a cushion for cutbacks in the formal sector. As the economy has improved since 2003, the Government believes that this segment of the informal sector has decreased.

Composition of Employment

The services sector employs the majority of the Argentine labor force (approximately 68.6% as of December 31, 2006), followed by secondary production (which employed approximately 24.5% of the labor force as of December 31, 2006) and primary production (which employed approximately 6.2% of the labor force as of December 31, 2006). From 2001 through 2003, the construction sector lost the most number of jobs, followed by financial, insurance and real estate services, and then by commerce, hotels and restaurants. From 2001 through 2003, the sector that generated the most jobs was community, social and personal services. In 2004, with the exception of the community, social and personal services sector, in which employment declined 4.1%, employment recovered in all sectors of the economy, led by a 22.2% increase in the construction sector, followed by a 14.3% increase in the mining and extractives sector and by a 2.5% increase in the commerce, hotels and restaurants sector.

In 2005, employment in the construction sector grew 36.2%, and employment in the financial services, insurance and real estate sector grew 14.4%. In 2006, employment in the construction sector grew 22.2%, and employment in the financial services, insurance and real estate sector grew 12.3%.

The following table sets forth employment figures by sector for the periods specified:

Employment (1)
(% by sector)

	2002	2003	2004	2005	2006
Primary production:
Agriculture, livestock, fisheries and forestry	5.6%	5.8%	5.7%	5.6%	5.4%
Mining and extractives (including petroleum and gas)	0.6	0.7	0.8	0.8	0.8
Total primary production	6.2	6.5	6.5	6.4	6.2

Secondary production:
Manufacturing	17.3	17.7	17.9	17.7	17.5
Construction	2.9	3.6	4.4	5.3	6.0
Electricity, gas and water	1.3	1.2	1.1	1.1	1.0
Total secondary production	21.5	22.5	23.4	24.1	24.5

Services:
Transportation, storage and communication	7.5	7.4	7.2	7.2	7.2
Commerce, hotels and restaurants	16.0	16.0	16.4	16.7	16.9
Financial services, insurance and real estate	12.9	12.4	12.6	13.1	13.5
Community, social and personal services	35.2	34.2	32.8	31.8	31.1
Total services	71.6	70.0	69.1	68.7	68.6

Other	0.7	1.0	1.1	0.8	0.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures

Source: Administración Federal de Ingresos Públicos (AFIP), the agency that administers the Government’s tax collection and customs.

Labor Regulation

During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process. The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to economic conditions. Important initiatives in this regard included the removal of regulations that required long-term employment contracts and severance payments.

In order to curtail rising unemployment during the crisis, the Duhalde Administration doubled severance payments for workers laid off during the period immediately following the enactment of the Public Emergency Law. The Kirchner Administration kept this legislation in place but reduced severance payments to 180% of their pre-emergency level in January 2005. In December 2005, the Government reduced severance payments to 150% of their pre-emergency level. With unemployment below 10% since March 2007, severance payments have returned to their pre-emergency levels.

During 2005 and 2006, the Government continued to adopt measures directed to benefit employees, among others:

•
the remuneration requirements to qualify for social security benefits were modified in September 2005 and in 2006; these took effect January 1, 2007, when the 20% increase in social security benefits for families also took effect;

•	the 4% reduction of personal contributions to the social security system, from 11% to 7%, was extended until January 2008, after which personal contributions will return to 11%;

•
the amendment, in March 2007, of the social security system, which reduced the commissions charged by pension funds and granted employees the option, for 180 days, to choose between pension funds and public social security. This option is available to employees every five years until the age of 50 for women, and 55 for men. See “Public Sector Finances—Social Security”;

•	the implementation of an unemployment compensation program for workers dismissed without just cause; and

•	a minimum wage increase for the private and public sectors.

Labor unions still exercise significant influence in the collective bargaining process. Both local and national unions have staged various strikes in recent years to protest high unemployment and labor reforms. Strikes from 2001 through 2006 had brief but significant impacts on transportation, and succeeded in bringing production to a temporary halt in various sectors of the economy, in most cases for periods of only a few days. Several of these strikes were accompanied by violent demonstrations.

In addition to formal labor unions, organized committees of picketers, called piqueteros, have participated in street demonstrations and strikes since the resignation of President De la Rúa, which was provoked in part by the street demonstrations that included piqueteros. They have successfully blocked transportation arteries in and out of the City of Buenos Aires and elsewhere in the country since they became a presence in 2001. The piqueteros continue to employ similar strategies to make demands of the Government with respect to labor reform proposals and other social measures.

At present, the piqueteros work in more isolated groups than the broader movement that arose to protest De la Rúa’s policies. In some instances, they have employed more violent and invasive methods, such as occupying a police precinct and staging sit-ins at McDonald’s and other foreign-owned businesses. The Kirchner administration maintained discussions with representatives of the piqueteros. During 2005 and 2006, as a result of the economic recovery, the increase in average real monthly wages and the reduction in unemployment, piqueteros’ activities have declined.

For a discussion of certain labor reforms of the Kirchner administration, see “—Poverty and Income Distribution” below.

Wages and Labor Productivity

The Ministry of Employment and Social Security sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation. The minimum wage was last adjusted in November 2006 and is currently Ps.800 per month.  As compared to 2005, the estimated average minimum nominal wage nationwide, including estimates for the informal economy, increased 25% in 2006 to Ps.694. The average minimum nominal wage including such estimates increased to 81% of the average cost of a basic basket of goods (from 70.5%), reflecting an increase in the purchasing power of the minimum wage.

Average monthly wages of employees declined following the devaluation of the peso and during the economic recession, but have begun to recover since 2002. Average monthly minimum nominal wages increased by 19.0% in 2003, by 60.9% in 2004, by 44.9% in 2005 and by 25.1% in 2006. From 2002 through 2006, the most significant increase was in the mining and extractives sector, where wages increased by 139.5%. In 2006, wages increased by 22.1%. Leading this wage increase was the agriculture, livestock, fisheries and forestry sector, in which wages increased by 41.3% due to favorable international prices and growth in the primary sector. For more information see “Balance of Payments.”

The following table provides the average monthly nominal wage, by sector, for the years specified:

Average monthly nominal wage, by sector (1)
(in current pesos)

	2002	2003	2004	2005	2006
Goods:
Agriculture, livestock, fisheries and forestry	1,313	1,460	1,555	1,722	2,432
Mining and extractives (including petroleum and gas)	2,232	3,021	3,345	4,205	5,345
Manufacturing	1,192	1,333	1,529	1,781	2,145
Construction	730	796	911	1,099	1,370
Electricity, gas and water	1,832	2,055	2,338	2,742	3,354
Total goods	1,080	1,216	1,383	1,600	1,942

Services:
Transportation, storage and communication	1,182	1,330	1,560	1,845	2,305
Commerce, hotels and restaurants	648	750	903	1,059	1,296
Financial services, insurance and real estate	1,563	1,633	1,845	2,084	2,410
Community, social and personal services	880	961	1,089	1,289	1,600
Total services	948	1,033	1,183	1,390	1,700

Other	886	827	815	891	1,099

Total	984	1,084	1,239	1,450	1,770

(1)	Preliminary figures

Source: Administración Federal de Ingresos Públicos (AFIP).

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified:

Average Monthly Minimum Nominal Wage
(in current pesos)

	Average Monthly Minimum Wage	Average cost of basic basket (1)	Average Monthly Minimum Wage (as a % of average cost of basic basket)
As of December 31,
2001	200	469	42.6%
2002	200	635	31.5%
2003	238	711	33.4%
2004	383	727	52.8%
2005	555	788	70.5%
2006(2)	694	862	80.5%

(1)	Average cost of a basket of essential goods and services for a reference family used to measure the poverty line. A reference family is considered a family of four: two adults, one male age 35 and one female age 31, and two children, ages 5 and 8.

(2)	The average cost of basic basket includes the average between January and October of 2006.

Source: Ministry of Employment and Social Security and Ministry of Economy.

The following table provides the real wage of Argentine employees for the years specified:

Real Wage
(Real wage index - Base = Fourth quarter of 2001)

	(% change from prior year)				(% change from December, 2001)
	Private Sector		Public		Private Sector		Public
	Formal	Unregistered	Sector	Total	Formal	Unregistered	Sector	Total
December, 2001	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
December, 2002	16.9	(5.5)	0.7	7.6	16.9	(5.5)	0.7	7.6
December, 2003	15.8	10.7	5.6	12.1	35.4	4.7	6.3	20.6
December, 2004	11.0	11.5	4.3	9.3	50.3	16.7	10.9	31.8
December, 2005	26.0	12.6	12.9	20.3	89.3	31.4	25.2	58.6
December, 2006	19.4	20.6	16.3	18.9	126.0	58.5	45.6	88.6

Source: Ministry of Economy.

Poverty and Income Distribution

The economic crisis in 2001 and 2002 significantly increased the level of poverty in Argentina. From October 2001 through October 2002, the number of people living below the poverty line increased from 38.3% of the population to 57.5%. The economic recovery has reduced the level of poverty. In 2006, 26.9% of the population and 19.2% of households in 28 urban centers (including Buenos Aires) still lived below the poverty line.

Assessments of national poverty levels from 2001 through 2006 are based primarily on figures for the greater Buenos Aires area. In 2001, the Government began to collect poverty statistics for other urban centers in addition to Buenos Aires. Additionally, in 2003, the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results published on a quarterly basis. The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. The basket is valued at market prices, and the resulting threshold is called the poverty line.

The Government historically has undertaken various measures to address unemployment, which is a principal cause of poverty in Argentina. Although these measures have provided additional employment opportunities, many of the new jobs offered are on a part-time basis, at low pay and without health and other benefits.

In addition, the Kirchner administration increased spending on poverty reduction programs, including the following social welfare programs:

•	Plan Manos a la Obra (Hands to Work Program), which provides food to people in need and community development assistance;

•	Plan Mayores (Seniors’ Plan), which provides stipends for individuals over 70 years of age without a pension; and

•
Plan Jefes y Jefas del Hogar (Heads of Households Program) implemented by the Duhalde administration and described above under “—Employment and Labor—Unemployment and Underemployment”, which provides Ps.150 per month to certain unemployed heads of households.

The following table sets forth the poverty levels in Argentina:

Poverty (1) (2)

Period	Households	Population
October 2001	28.0	38.3
October 2002	45.7	57.5
Second six months of 2003(3)	36.5	47.8
Second six months of 2004	29.8	40.2
Second six months of 2005	24.7	33.8
Second six months of 2006	19.2	26.9

(1)	The poverty line is based on the average cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 that earned less than Ps.277.30 per month during June 2006 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 5 and 8) that earned in total less than Ps.856.857 per month during June 2006 lived below the poverty line.

(2)	The difference in the periods included in this table is based on a modification of the methodology for measurement implemented in 2003, in which the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results being published on a quarterly basis. From 2001 to 2003 includes information on 31 major cities. From 2004 to 2006 includes information on 28 major cities.

(3)	Does not include Santa Fe, as information could not be gathered due to a flood originated in the area.

 Source: Ministry of Economy.

From 2002 to 2006, the top 10% of the population in Argentina, in terms of annual income, accounted for more than one third of total national income, while the top 20% accounted for more than half of total national income.

The table below sets forth figures on the distribution of income as of the dates specified:

Evolution of Income Distribution (1)
(% of total national income)

	As of Oct 31,		Second half of,
Income group	2002	2003	2004	2005	2006

Lowest 40%	12.4%	12.2%	12.1%	12.4%	12.1%
Next 20%	13.3	13.6	13.5	13.8	13.4
Next 20%	20.7	21.4	21.4	21.5	21.4
Highest 20%	53.7	52.8	53.0	52.4	53.1
Highest 10%	37.4%	36.4%	36.6%	36.0%	36.4%

(1)	The difference in the periods included in this table is based on a modification of the methodology for measurement implemented in 2003.

Source: Ministry of Economy.

Role of the State in the Economy

Regulation of the Economy

In recent years, the Government has reassessed the ambitious program to liberalize and deregulate the Argentine economy that was implemented during the 1990s, when the Government privatized the majority of state-owned enterprises, transferred to private sector management many public services, liberalized trade, removed Government controls, simplified regulations and reduced the size of the public sector. In response to the latest economic crisis, the Government re-introduced several state controls, most notably the restrictions on bank withdrawals and capital transfers. Although the economic recovery that began in the last six months of 2002 allowed the Government to lift many of the restrictions, some remain. For a discussion of these restrictions see “Monetary System—Regulation of the Financial Sector.”

While the Kirchner administration did not seek a return to the state-led capitalism that characterized the Argentine economy prior to the 1990s, it identified areas where it intended to increase and improve state regulation, supervision and involvement. Recent initiatives in this regard included:

•	the reversal, through the revocation of the concession under which it previously operated, of the privatization of Argentina’s postal service (Correo Argentino S.A.);

•	the creation of a national airline (Líneas Aéreas Federales S.A.);

•
the creation of a state-owned energy company, Energía Argentina S.A., or ENARSA, in response to the recent energy crisis. The new company will increase investment in oil and gas exploration and expand Argentina’s gas pipelines;

•	the reversal, through the revocation of the concession granted to Thales Spectrum, under which that company administered the airwaves in Argentina;

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates;

•	the revocation of Aguas Argentinas S.A.’s water concession for the City of Buenos Aires and parts of greater Buenos Aires; and

•	the revocation of Transportes Metropolitanos General San Martin S.A.’s railway operation concession.

Privatizations

Argentina’s privatization program during the 1990s was far-reaching. In total, more than 81 public sector enterprises were privatized, in whole or in part, from 1989 through 2002. The privatized companies included ENTEL (the national telecommunications company), Gas del Estado (the national natural gas company), SEGBA (the electricity company serving the Buenos Aires area), Yacimientos Petrolíferos Fiscales (YPF) (the national oil company), Aerolíneas Argentinas (the national airline) and Banco Hipotecario Nacional, the national mortgage bank. The majority of these privatizations took place during the first half of the 1990s. The privatization program significantly reduced public sector employment during the early 1990s, which resulted in substantial public sector savings, but also contributed to higher unemployment.

Proceeds from privatizations from 1990 through 1999 totaled approximately U.S.$23.8 billion, of which U.S.$19.4 billion was allocated to the Government and U.S.$4.4 billion was allocated to the provinces. Foreign lenders and investors were the primary investors in privatized entities.

As of December 31, 2006, Government had share ownership in the following companies:

Enterprises	% Government-owned
Majority:
AGP SE	100.0%
Agua y Saneamiento Argentinos S.A. (AySA).	100
ARSAT - Empresa Argentina de Soluciones Satelitales	100
Casa de Moneda SE	100
Corporación Puerto Madero S.A.	100
Correo Argentino S.A..	69.23
Correo Oficial de la Rep. Arg. S.A.	100
COVIARA	100
DIOXITEK SA	100
E F Gral.Belgrano SA	99
EDCADASSA	55
EDUCAR SE	100
EBISA	100
E Educativo La GLEBA I S.A.	100
EUDEBA SEM	99.80
ENARSA	88
Vientos de la Patagonia I S.A.	90
ENARSA Servicios S.A.	80
INTEA S.A.	100
INTERCARGO SAC	100
LAFSA	100
Lotería Nacional SE	100
LT 10 RUL SA	100
NASA	100
Parque Teconológico Litoral SAPEM..	67
Polo Tecnologico Constituyente S.A.	83.50
SNMP SE	100
SRT Universidad Córdoba S.A.	100
TANDANOR SACIyN	90
UBATEC.	64
VENG SA	94.66
TELAM SE	100
Special Legal Structure:
AIC	100
DGFM	100
In Liquidation:
ATC S.A (el)	100
ENCOTESA (el)	100
INDER SE (el)	100
TELAM SAIyP (el)	100
Minority:
AEROLÍNEAS ARGENTINAS S.A	5
ALL Central SA	16
ALL Mesopotamico SA	16
Belgrano Cargas SA	1
CAMMESA	20

Central Dique S.A.	49
Central Termica Guemes SA	30
CONUAR SA.	33
ENARSA Aeropuertos S.A..	17.6
ENARSA PDVSA S.A.	35.2
FAE SA.	32
Ferroexpreso Pampeano S.A..	16
Ferrosur Roca S.A.	16
Hidroeléctrica Piedra del Aguila S.A.	39
INTERBAIRES SA.	20
Nuevo Central Argentino S.A..	16
Papel Prensa S.A.	27.46
YPF SA	1,000 golden shares(3)
Financial Entities:
Banco de la Nación Argentina	100
Banco Hipotecario(4)	60.50
BICE S.A.	100
Nación Bursatil S.A.	99
Sociedad Nación Fideicomiso S.A.	99
Nación Factoring S.A.	99
Nación Leasing S.A.	99
Pellegrini Soc. Gte. De Fondos Comunes de Inversión S.A..	99
Nación AFJP S.A..	99.9
Nación Seguro de Retiro S.A.	99.29
Nación Servicios S.A..	95
Nación Seguro de Vida S.A..	99.93
FONCAP S.A.	49

(1)	Former Buenos Aires al Pacífico San Martín S.A.

(2)	Former Mesopotámico General Urquiza S.A.

(3)	The Government owns 1,000 of the Class A shares of YPF, which give it certain veto rights with respect to corporate actions such as mergers and changes of control.

(4)	Additionally, the Government owns 5% of the Class B shares, 5% of the Class C shares and 6.06% of Class D options, of Banco Hipotecario.

Source: Ministry of Economy.

Concessions

In 1967, the Government enacted a law authorizing the granting of concessions to operate public projects. During the 1990s, some public services and state-owned entities were partially privatized through Government concessions. The sectors of the economy in which the largest number of concessions were granted included communications, highway and road construction, transportation, and oil and gas exploration and production.

After the devaluation of the peso, in February 2002 the Duhalde administration passed a decree requiring the Ministry of the Economy to renegotiate public services concession contracts through the authority of the Commission for the Renegotiation of Contracts for Public Works and Services established pursuant to this decree. The role of the Commission is to renegotiate concession contracts in order to establish new tariff structures for the public services involved, improve the services involved, increase security and increase profits. During the first phase of the renegotiations, of the 61 total public service concession entities, 58 were required to present reports to the Commission to allow the Commission to evaluate the status of each concession. The three remaining public service concessions, Correo Argentino S.A. (Argentina’s postal service), Thales Spectrum (the company that administered Argentina’s airwaves) and Transportes Metropolitanos General San Martín S.A. (the company that operated the San Martín, Roca and Belgrano railways), were revoked.

After the postal service concession was revoked, the Government created a new company, Correo Oficial de la República Argentina S.A., in order to preserve the service. Thereafter, the Government initiated an international public bidding process to privatize the postal service, and set a term for its implementation expiring on July 31, 2007.

In September 2005, Suez, the French company that controlled and operated Aguas Argentinas S.A, the company that provided water services to the City of Buenos Aires and parts of Greater Buenos Aires, announced its withdrawal from Aguas Argentinas S.A. In March 2006, the Government revoked Aguas Argentinas S.A.’s concession and created the Agua y Saneamientos Argentinos S.A. to provide water services.

After revoking the transportation service concession with Transportes Metropolitanos General San Martín S.A., in July 2006 the Government committed to initiate a public bidding process for the privatization of that service within one year.

The Government also negotiated the amendment of 12 roadwork contracts and the contract with Terminal de Ómnibus Buenos Aires S.A., or TEBA S.A.

The second phase of the concession renegotiation process involved meetings and discussions between each concessionaire and the Commission. To date, the Commission has reached 11 agreements that have been approved by the President and 18 agreements that are in the process of being approved by the President. The Government is also making progress in its negotiations with 12 additional concessionaires; however negotiations with certain companies, such as Metrovías S.A. and Ferrovías S.A., have been delayed.

Several arbitration proceedings relating to public utilities have been brought before the International Centre for the Settlement of Investment Disputes, or ICSID, by foreign investors that invested in Argentine utilities during the privatizations of the 1990s. For additional discussion of ICSID arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Environment

During the past ten years Argentina has initiated various measures to regulate, monitor and improve environmental standards. The majority of these measures required industrial companies to meet more stringent safety standards. The Government required purchasers of state-owned entities pursuant to its privatization efforts to comply with certain environmental standards. Nevertheless, monitoring and enforcement efforts lagged behind changes to regulations. Argentina is a member of the Kyoto Protocol to curb greenhouse gas emissions and hosted a conference of the Kyoto Protocol signatories in Buenos Aires in 1998.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include:

•	Law 25670, which was enacted in 2002, established the maximum limits for the pollutant PCB, with the goal of completely eliminating PCB from the country by 2010;

•
Law 25675, which was enacted in 2002, set forth new norms for environmental protection, preservation and protection of biological diversity, environmental impact evaluations, environmental insurance and restoration funds, the federal environmental system and environmental compensation funds; and

•
an environmental statistics program being developed by the Secretaría de Ambiente y Desarrollo Sustentable and the Instituto Nacional de Estadísticas y Censo, which will facilitate access to, and análisis of, key environmental indicators.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Balance of Payments

Introduction

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Balance of payments accounts consist of two accounts: the current account, a broad measure of the country’s international trade, and the capital and financial account, which measures the country’s level of international borrowing, lending and investment. A surplus in the balance of payments accounts indicates that the amount of foreign currency entering the local economy (either from trade, lending or capital investments) exceeds the amount of foreign currency leaving the local economy. A deficit in the balance of payment accounts indicates the opposite. A country’s international reserves (i.e., the amount of foreign currencies and foreign-currency denominated assets), held by the Central Bank, increase when the country registers a balance of payments surplus and decrease with a balance of payments deficit.

Several factors tend to affect a country’s trade balance. The most important are:

•
the relative rate of economic growth of a country as compared to that of its trading partners - generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise, and its level of imports will tend to increase more rapidly than its level of exports;

•
the relative level of domestic prices against foreign prices as reflected by the real exchange rate - generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s level of exports to decline and for its level of imports to increase;

•
changes in production costs, technology, and worker skills - more efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there will be a tendency of the country’s level of exports to increase; and

•	changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

From 2002 through the first quarter of 2005, unpaid interest on Argentina’s external debt was reflected in the current account on an accrual basis as if payments had been made. To offset this accounting treatment, these unpaid amounts were reflected in the capital account as a financial inflow. Following the 2005 Debt Exchange, unpaid interest on untendered debt is not reflected in the current account or in the capital account. Interest amounts included in the current and capital account reflect the amounts owed to public creditors, such as the Paris Club, Eximbank Japan and the Bank of Spain.

Argentina’s methodology for calculating the balance of payments closely conforms to international statistical norms recommended by the IMF. See “Certain Conventions.” In the discussion below, we refer to Argentina’s capital and financial account as the capital and financial account.

Overview

Between the last quarter of 1998 and the fall of 2001, several factors triggered a significant reduction in net capital inflows to the Argentine economy, including the following:

•
several international financial crises beginning with the Russian financial crisis in October 1998 and culminating with the collapse of Turkey’s exchange rate regime in February 2001. These crises undermined confidence in emerging markets and the sustainability of fixed exchange rate regimes such as the Convertibility regime. Of these crises, the devaluation of the Brazilian real in January 1999 had the most significant adverse impact on the Argentine economy; and

•
the decision by the U.S. Federal Reserve in June 1999 to begin increasing its federal funds rate (the rate for short-term interbank loans to cover the Federal Reserve’s daily reserve requirements) in response to the fast growth of the U.S. economy in the late 1990s. This decision triggered a sharp rise in U.S. interest rates that continued until January 3, 2001. The more appealing investment environment in the United States tended to draw foreign investors away from Argentine investments and raised the borrowing costs for Argentine debtors, as foreign investors demanded a greater rate of return to invest in Argentina.

The economic crisis resulted in a significant decline in demand for imports in 2002, which yielded a surplus in Argentina’s current account. This surplus offset the continued capital flight from the Argentine economy, resulting in a reduction of Argentina’s balance of payments deficit. Argentina recorded a balance of payments surplus in each of 2003 and 2004, primarily as a result of an increase in exports and a reduction in capital flight, both of which were principally a result of the economic recovery and the devalued peso, which made Argentine products more competitive.

In 2005, Argentina recorded a decrease in the trade balance surplus and a balance of payments surplus of U.S.$8.9 billion, reflecting increases in both the capital and financial accounts. The balance of payments surplus decreased to U.S.$3.5 billion in 2006, primarily as a result of the decrease in the capital and financial account due to the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006.

The capital and financial account deficit in 2006 was partly offset by an increase in Argentina’s current account surplus, which was primarily the result of an increase in exports and a reduction in net interest payments. The increase in the current account was offset by an increase in imports and dividend and profits distribution payments.

The following table sets forth information on Argentina’s balance of payments for the periods specified:

Balance of Payments (1)
(in millions of U.S. dollars)

	2002(11)		2003 (11)		2004 (11)		2005 (11)(12)		2006 (12)
Current Account:
Exports(2)	U.S.$	25,651	U.S.$	29,939	U.S.$	34,576	U.S.$	40,352	U.S.$	46,569
Imports(3)		8,473		13,134		21,311		27,302		32,593
Trade balance		17,178		16,805		13,265		13,050		13,976

Non-financial services, net(4)		(1,519)		(1,286)		(1,445)		(1,362)		(1,057)
Financial Services:
Interest, net		(7,696)		(7,317)		(6,956)		(3,352)		(1,132)
Dividends, net		230		(633)		(2,250)		(3,231)		(4,230)
Other income (expense)		(22)		(23)		(36)		(45)		(48)
Total financial services, net		(7,488)		(7,973)		(9,242)		(6,628)		(5,409)
Current Transfers, net		549		519		583		565		544
Total current account		8,720		8,065		3,160		5,626		8,053

Capital and Financial Account:
Financial account:
Central Bank(5)		(1,808)		(868)		(1,990)		(2,898)		(10,303)
Other financial entities(6)		(765)		(2,133)		(1,107)		(1,434)		(121)
Non-financial public sector(7)		3,618		4,641		4,918		3,414		3,293
Non-financial private sector(8)		(12,856)		(4,882)		154		3,842		1,401
Total financial account:		(11,810)		(3,203)		1,975		2,924		(5,731)

Capital account(9)		406		40		47		89		101

Capital and financial account		(11,404)		(3,203)		2,022		3,013		(5,629)

Errors and omissions		(1,831)		(1,282)		137		218		1,106

Balance of payments		(4,516)		3,580		5,319		8,857		3,531

Change in gross international reserves deposited in the Central Bank(10)	U.S.$	(4,516)	U.S.$	3,580	U.S.$	5,319	U.S.$	8,857	U.S.$	3,531

(1)	Preliminary figures.

(2)	Exports are calculated on a free on board (“FOB”) basis.

(3)	Imports are calculated on an FOB basis.

(4)	Includes import and export freight and insurance fees paid to non-residents.

(5)	Includes transactions between the Central Bank and foreign entities such as the IADB, the IMF and other foreign creditors.

(6)	Includes operations of financial entities (other than the Central Bank) with respect to foreign creditors.

(7)
Includes operations of the national government, provincial governments and municipal governments and decentralized governmental organizations with respect to foreign entities in the form of bonds, loans from international organizations, operations with the Paris Club and privatizations of state-owned entities.

(8)	Includes operations of the private sector with foreign parties.

(9)
Includes certain non-recurring capital transfers (such as debt forgiveness or capital brought into Argentina by immigrants) and the transfer of certain non-financial assets or intangible assets (such as intellectual property).

(10)	Does not include the value of bonds issued by the Government and held as reserves by the Central Bank.

(11)	In 2002, 2003, 2004 and during the first three months of 2005, unpaid and accrued interest amounts were reflected in the current account on an accrual basis and reflected in the capital account as a financial inflow.

(12)	Includes preliminary results of the 2005 Debt Exchange. Does not include past due interest on securities that were eligible for, but did not participate in, the 2005 Debt Exchange.

Source: Ministry of Economy.

Evolution of Balance of Payments

In 2001, as net capital inflows turned for the first time since 1991 into net capital outflows, the balance of payments deficit reached U.S.$12.1 billion (4.5% of GDP).

During 2002, the deficit in the balance of payments decreased by 62.6% to U.S.$4.5 billion, reversing the trend of prior years. In 2003, Argentina registered a surplus in its balance of payments accounts of U.S.$3.6 billion, primarily as a result of a 71.9% decrease in the country’s capital and financial account deficit, which was partly offset by a 7.5% reduction in Argentina’s current account surplus. In 2004, Argentina registered a surplus in its balance of payments accounts of U.S.$5.3 billion, primarily as a result of the change in its capital account from a U.S.$3.2 billion deficit in 2003 to a U.S.$2.0 billion surplus in 2004, which was partially offset by a reduction in the current account, from an U.S.$8.1 billion surplus in 2003 to a U.S.$3.2 billion surplus in 2004. In 2005, the surplus in the balance of payments increased by 66.5% to U.S.$8.9 billion, primarily as a result of a 49.0% increase in the capital and financial account surplus and a 78.0% increase in the current account surplus, originated in the 2005 Debt Exchange. In 2006, the surplus in the balance of payments decreased to U.S.$3.5 billion, primarily as a result of the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006. As a result, the capital and financial account registered a deficit of U.S.$5.6 billion. The current account increased by 43.1%, primarily from the reduction in net interest payments due to the change in methodology to account for interest payments prior to the 2005 Debt Exchange, as well as the increase in exports.

Current Account

The current account rose to a U.S.$8.7 billion surplus in 2002 and decreased 7.5% to U.S.$8.1 billion in 2003. In 2004, the current account surplus decreased by 60.8% to U.S.$3.2 billion. In 2005, the current account surplus increased by 78% to U.S.$5.6 billion. In 2006, the current account surplus increased by 43.1% to U.S.$8.1 billion.

Exports

In 2002, following the end of the Convertibility regime, there was a 3.4% decrease in exports, primarily as a result of the collapse of the banking sector at the end of 2001, which significantly undercut credit to Argentina’s export producers, thus increasing their borrowing costs and limiting their ability to meet rising demand abroad for Argentine products. An increase in the price of imported intermediate and capital goods also increased the production costs of Argentine exporters.

Exports increased by 16.7% in 2003 and 15.5% in 2004, notwithstanding the economic slowdown that affected certain of Argentina’s main trading partners (Brazil and certain European countries). The growth was primarily a result of the devalued peso, international price increases of oil and other commodities (such as wheat and soy), and a significant increase in Argentine soy production, which resulted in greater exports of soy-based products.

In 2005, exports increased by 16.7%. The increase was driven largely by increased production of primary products, a rise in demand for processed agricultural goods and an increase in international prices for fuel and crude oil. Demand in Brazil, Mexico and the United States for transport equipment also increased in 2005, as did international prices for iron and steel. These two factors led to a 25% increase in the export of industrial products in that year.

In 2006, exports increased by 15.4%. The growth was primarily a result of an increase in international soy prices, new gold and silver mining projects that commenced operations in late 2005, and a continued rise in international prices for fuel and energy products. Manufactures of industrial origin showed the greatest increase in terms of exports in 2006, followed by manufactures of agricultural origin, an indication of the maturity of productive investments. Exports of processed goods increased in 2006 despite a slight decline in meat exports as a result of a temporary ban on Argentine beef exports.

Imports

The shift in the current account in 2002 resulted primarily from a significant decline in imports. Imports fell 19.8% in 2001 and 55.8% in 2002. By 2002, imports had dropped by a total of U.S.$21.1 billion from their 1998 level, a 71.3% decline.

This decline in imports resulted primarily from the recession, which reduced consumer demand, including demand for foreign goods, and from the devaluation of the peso, which increased the price in pesos of foreign goods.

In 2003 this trend reversed, as imports increased by 55.0%, primarily as a result of the growth of the Argentine economy, which generated greater domestic demand for foreign products, and the real appreciation of the local currency, which made foreign products relatively cheaper. Despite the increase in imports during 2003, total imports during that year remained significantly below the historic levels registered during most of the 1990s.

Imports increased by 62.3% in 2004 and 28.1% in 2005, primarily as a result of the growth of the Argentine economy. In particular, in 2004 imports of capital assets, principally productivity-enhancing machinery, increased.

In 2006, imports increased by 19.4% to U.S.$32.6 billion, driven largely by the increase in economic activity and demand. This level of imports was 10% higher than the peak reached during the Convertibility regime, which indicates that the competitive exchange rate policy has not closed off the Argentine economy. Since 2003, Argentina has experienced key import growth in capital assets and intermediate goods, an indicator of the rising levels of investment and production.

Non-Financial Services Trade

The non-financial services trade balance reflects the amount of services (other than financial services, encompassing payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of non-financial services that foreigners purchase in Argentina. For instance, a deficit in non-financial service trade indicates that the value of non-financial services purchased by Argentine residents outside Argentina exceeds the value of non-financial services purchased in Argentina by foreigners. Argentina’s non-financial services account reflects in part Argentina’s overall level of trade in goods, since it includes the freight and insurance services associated with these transactions.

The services sector (excluding financial services) consistently registered a trade deficit from 2002 through 2006, although this deficit decreased by a total of 30.4% during this period. A drastic adjustment in the non-financial services trade materialized in 2002, when the deficit declined by 60.7%. This decline was primarily a result of the devaluation of the peso and the various restrictions on capital flows imposed by the Government, which significantly curtailed the ability of the Argentine public to travel and purchase foreign services. The reduction in Argentina’s trade of goods during that year, which reduced the value of freight and insurance services purchased in connection with Argentina’s export and import transactions, also contributed to the decline.

In 2003, the deficit declined by 15.4%, primarily as a result of a surge in tourism in Argentina and an increase in services related to import transactions.

In 2004, the deficit in non-financial services trade increased by 12.4%, primarily as a result of an increase of U.S.$921 million in outflows related to imports, which was partially offset by an inflow of U.S.$762 million related to exports of services.

In 2005, the deficit in non-financial services trade decreased slightly by 5.7%, primarily as a result of an increase of U.S.$1.1 billion, or 20.5%, in inflows related to export of services, mainly tourism services. Outflows increased at a lower rate of 14.8%, primarily as a result of the deceleration in import growth during 2005.

In 2006, the deficit in non-financial services trade decreased 22.4%, driven largely by revenue growth, which outpaced expenditures growth. Positive trends in tourism and information technology services (for which the average rate of growth over the previous 4 years was 93%) drove the decrease in the deficit.

Financial Services Trade

The financial services trade balance reflects the net amount of dividends, interest and other financial income flowing into and out of Argentina. For example, a deficit in net dividend payments indicates that Argentine companies pay more in dividends to foreign shareholders than what foreign companies pay in dividends to Argentine shareholders.

In 2002, the deficit in financial services trade declined by 3.1%, primarily as a result of a surplus in net dividend payments and a 3% reduction in the net amount of interest payments made by Argentine residents to foreign creditors. The shift in dividend payments resulted in part from the combined effect of the recession and the devaluation of the peso, both of which reduced the profits of Argentine companies with foreign shareholders. It also reflected the restrictions on foreign exchange transactions imposed by the Government in 2002 (for a description of these restrictions see “Monetary System—Foreign Exchange and International Reserves”). The reduction in interest payments reflected the decline in international interest rates during this period.

In 2003, the financial service deficit increased by 6.5% to U.S.$8.0 billion, primarily as a result of a shift in net dividend payments, from a U.S.$230 million surplus in 2002 to a U.S.$633 million deficit in 2003. The shift in net dividend payments reflected the growth of the Argentine economy during that year, which increased corporate profits and the amount of dividends paid by Argentine companies to foreign shareholders, particularly following the lifting of restrictions on capital transfers. The trend in the net dividend payments was partially offset by a 1.0% reduction in the net amount of interest payments made by Argentine residents to foreign creditors. The decline in net interest payments reflected the reduction in international interest rates and the reduction in the total amount of debt owed by Argentine companies, as they began to restructure their debt.

In 2004, the financial service deficit increased by 15.9% to U.S.$9.2 billion. This increase was primarily a result of a substantial increase of U.S.$1.6 billion in dividend and profits distribution payments by Argentine companies. This was partially offset by a U.S.$360 million decrease in interest payments, due primarily to declining international interest rates.

In 2005, the financial service deficit decreased by 28.3% to U.S.$6.6 billion, primarily as a result of the change in methodology for accounting for interest payments after the 2005 Debt Exchange. In addition, the growth of the Argentine economy led to an increase in dividend and profit distribution payments.

In 2006, the financial service deficit decreased by 18.4% to U.S.$5.4 billion, primarily as a result of a decline in interest payments and an increase in profits and dividends paid by Argentine companies as the economy continued to improve.

Capital and Financial Account

2002

In 2002, the capital and financial account deficit increased by 109.6% to U.S.$11.4 billion, as significant capital flight continued to plague the Argentine economy, despite the Government restrictions on foreign-exchange transactions and transfers of funds from Argentina. This deficit reflected:

•
a U.S.$1.8 billion deficit in capital flows to the Central Bank, compared to a U.S.$10.7 billion surplus in 2001. This shift resulted from the suspension of disbursements from the IMF due to the Government’s inability to meet agreed-upon fiscal targets. Additionally, the end of the Convertibility regime in January 2002 relieved the Central Bank of its obligation to maintain international assets equivalent to 100% of the monetary base, which reduced its need to obtain foreign capital; and

•
a U.S.$765 million deficit in capital flows to financial institutions (other than the Central Bank), compared to a U.S.$845 million surplus in 2001. This shift reflected primarily the fact that in the prior year private financial institutions had repatriated their foreign reserves in order to comply with new minimum reserve requirements implemented by the Central Bank.

The amounts of past-due interest in 2002 were as follows:

•	U.S.$4.1 billion for the non-financial public sector and the Central Bank;

•	U.S.$726 million for the non-financial private sector; and

•	U.S.$80 million for public and private financial institutions (other than the Central Bank).

The accounting treatment of these past-due interest payments accounted for the U.S.$3.6 billion surplus in net capital inflows to the non-financial public sector in 2002. It also accounted for a 6.8% reduction in the deficit of capital flows to the non-financial private sector during the same year.

2003

In 2003, Argentina’s capital and financial account deficit decreased by 71.9% to U.S.$3.2 billion. This decrease resulted primarily from a 62% decrease in the deficit of capital flows to the non-financial private sector, to U.S.$4.9 billion, as a result of renewed confidence in the Argentine economy and the appreciation of the peso. Net capital flows to the Central Bank also increased, resulting in a 52.0% reduction in the corresponding deficit to U.S.$868 million. This increase reflected resumed disbursements from multilateral lenders.

The deficit in net capital flows to financial institutions other than the Central Bank continued to increase, by 178.8%, to U.S.$2.1 billion. This was principally due to the lesser need of Argentine financial institutions for external funding. See “Monetary System—Assets and Liabilities of the Financial System.”

Only the non-financial public sector registered a capital surplus in 2003, of U.S.$4.6 billion (a 28.3% increase over the surplus in 2002), primarily as a result of the accrual accounting treatment applied to past-due interest on Argentina’s external debt and resumed disbursements to the Government from multilateral lenders.

The amounts of past-due interest in 2003 were as follows:

•	U.S.$4.7 billion for the non-financial public sector and the Central Bank (an increase of U.S.$634 million from 2002);

•	U.S.$621 million for the non-financial private sector (a decrease of U.S.$105 million from 2002); and

•	U.S.$-4 million for financial institutions other than the Central Bank, primarily as a result of the regulation of its non-performing debt commitments.

2004

In 2004, the capital and financial account increased to a surplus of U.S.$2 billion, compared to a deficit of U.S.$3.2 billion in 2003. This was primarily a result of positive results in the non-financial private sector, which turned from a deficit of U.S.$4.9 billion in 2003 to a surplus of U.S.$154 million in 2004, due to an increase in capital investment and the regularization of private foreign debt.

The Central Bank registered a deficit in capital flows of U.S.$2.0 billion in 2004, compared to U.S.$868 million in 2004, primarily as a result of payments to multilateral organizations. See “Public Sector Debt—Debt Owed to Financial Institutions.”

The non-financial public sector registered an increase in its surplus of 6.0% to U.S.$4.9 billion in 2004, primarily as a result of a U.S.$277 million increase in net capital inflows due to the impact of the change in methodology used to record interest payments.

The deficit in the financial sector decreased to U.S.$1.1 billion, as compared to U.S.$2.1 billion in 2003.

During 2004, non-performing interest payments included:

•	an increase of U.S.$5.2 billion in the non-financial public sector and the Central Bank;

•	an increase of U.S.$257 million in the non-financial private sector; and

•	a decrease of U.S.$30 million in the financial sector (public and private, excluding the Central Bank).

2005

In 2005, the surplus in the capital and financial account continued to increase, by 49%, to U.S.$3.0 billion. This was primarily a result of a U.S.$3.8 billion inflow of capital registered in the non-financial private sector, reflecting the second net inflow of capital registered since 2001.

In 2005, net capital inflows to the Central Bank decreased by 45.6% to a U.S.$2.9 billion deficit. This decrease was primarily a result of the payments made to Argentina’s multilateral creditors. See “Public Sector Debt—Debt Owed to Financial Institutions.”

The net capital inflows of the non-financial public sector decreased by 30.6% to a surplus of U.S.$3.4 billion in 2005. This was primarily a result of the 2005 Debt Exchange, which resulted in a reduction in the inflows from the recording of non-performing accrued interest. During 2005, accumulated interest for the non-financial public sector and the Central Bank decreased to U.S.$902 million. In addition, some of the bonds issued in the 2005 Debt Exchange provide for the partial compounding of interest. Those compounded amounts are recorded as an interest payment in the current account. To offset this accounting treatment, the amounts are also reflected in the capital and financial account as a financial inflow. The successful completion of the 2005 Debt Exchange also enabled the public sector to regain access to the capital markets. During the last six months of 2005, the public sector issued debt to domestic and foreign investors, which was recorded in the capital and financial account as a capital inflow.

Net outflow of capital in the financial sector, excluding the Central Bank, increased by 29.5% to U.S.$1.4 billion in 2005. This increase was primarily a result of the restructuring of the debt owed by financial institutions to foreign creditors. During 2005, the sector recorded a U.S.$13 million decrease in interest payments.

The net capital inflows of the non-financial private sector increased from a surplus of U.S.$154 million in 2004 to a surplus of U.S.$3.8 billion in 2005. This considerable increase was primarily a result of the growth in the economy and the increase in foreign direct investment, mainly through capital contributions and debt capitalization. In addition, foreign investments by Argentine investors remained stable, whereas they had grown by U.S.$2.4 billion in 2004. Moreover, there was a substantial termination of mid- and long-term financial debt, while commercial debt grew in the sector. These results reflect a trend of sustainable growth in capital inflows since the 2001 crisis.

2006

In 2006, the capital and financial account decreased to a U.S.$5.6 billion deficit, compared to a U.S.$3.0 billion surplus in 2005. This decrease was primarily attributable to a 255.5% decrease in net capital flows of the Central Bank, which registered a U.S.$10.3 billion deficit in 2006. The deficit was primarily a result of the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006, as well as bond issues to non-residents.

In 2006, net capital inflows of the non-financial public sector remained relatively stable, decreasing by 3.6% to a surplus of U.S.$3.3 billion. This was primarily a result of the recording of non-performing accrued interest in the 2005 Debt Exchange. During 2006, accumulated interest for the non-financial public sector and the Central Bank decreased, indicating a net decrease in debt. Also, the successful completion of the 2005 Debt Exchange enabled the public sector to regain access to the capital markets. In 2006, the public sector issued debt to domestic and foreign investors, which was recorded as a capital inflow in the capital and financial account.

In 2006, net outflow of capital in the financial sector, excluding the Central Bank, decreased by 91.6% to U.S.$121 million. This was primarily a result of the continued recovery of the financial private sector, which recorded an increase in external assets and deposits and also issued new bonds and securities.

In 2006, net capital inflows to the non-financial private sector decreased from a U.S.$3.8 billion surplus to a U.S.$1.4 billion surplus primarily as a result of an increase in foreign assets, both in the form of direct investment abroad by Argentine residents and financial assets acquired abroad. This increase was partially offset by foreign direct investments of U.S.$4.8 billion and the inflow of financial and commercial loans.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy, modeled around import-substitution policies and with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the Menem administration in the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs applicable to certain sectors of the economy.

In 2002, following the collapse of the Convertibility regime, the Government introduced trade measures intended to increase Government revenues and stem the outflow of foreign currencies. These measures included the following:

•	Export taxes. The Government sought to capitalize on the expected surge in exports following the significant devaluation of the peso by introducing a series of exports taxes on a variety of products.

•
Restrictions on foreign-exchange transactions.  The Government also adopted restrictions on foreign-exchange transactions related to export and import activities, in order to stem the outflow of foreign-currency reserves from the Argentine economy. For a description of these measures see “Monetary System—Foreign Exchange and International Reserves.”

•	Reduction of tax reimbursements. The Government in 2002 further reduced tax reimbursements to exporters by 50%.

As a result of the taxes it collects on exports, the Government has benefited from the increase in international commodity prices. Oil prices, for example, have evolved from an average of U.S.$26.17 per barrel of crude oil in 2002, to an average of U.S.$31.06 per barrel in 2003, U.S.$ 41.52 per barrel in 2004, U.S.$56.52 per barrel in 2005 and U.S.$67.73 per barrel as of September 30, 2006. The Government has also benefited from increases in international prices of soy, cereals and meat.

Composition of Exports

Argentina’s main exports in recent years have primarily been commodities such as soy, cereals, processed agricultural products and industrial goods. In 2006, 51.9% of all exports were agricultural (either primary or processed). In recent years, fuel and energy exports have also represented a larger portion of Argentina’s total exports.

The following tables set forth information on Argentina’s major export products for the periods specified:

Exports by Groups of Products (1) (2)
(in millions of U.S. dollars)

	2002		2003		2004		2005		2006
Primary products:
Cereal	U.S.$	2,127	U.S.$	2,307	U.S.$	2,691	U.S.$	2,808	U.S.$	2,964
Seeds and oilseeds		1,288		1,996		1,832		2,444		1,962
Fish and raw seafood		482		622		477		441		805
Fruits		390		473		548		687		713
Vegetables		184		188		199		238		287
Tobacco		147		151		184		212		238
Honey		114		160		122		129		154
Wool		35		35		41		34		31
Other		505		539		760		883		1,799
Total		5,272		6,471		6,850		7,876		8,953
Manufactured goods of agricultural origin:
Residues(3)		2,790		3,507		3,845		4,032		4,668
Oils and fats		2,087		2,834		3,163		3,290		3,888
Meat		576		736		1,230		1,651		1,610
Hides and skins		698		727		837		836		921
Vegetable products		290		366		445		527		657
Processed fish and seafood		235		255		322		352		418
Processed wool		109		127		136		133		147
Other		1,354		1,453		1,984		2,341		2,942
Total		8,139		10,004		11,927		13,162		15,251
Manufactured goods of industrial origin:
Basic metals		1,594		1,545		1,713		2,317		2,476
Chemicals		1,344		1,560		2,018		2,300		2,613
Machinery and equipment		939		865		1,063		1,322		1,560
Transport equipment		1,607		1,433		2,060		2,891		4,042
Plastics		642		697		941		1,147		1,211
Textiles		227		211		272		291		309
Footwear		12		18		20		29		32
Other		1,236		1,719		1,485		1,644		2,558
Total		7,601		8,047		9,616		11,939		14,801
Fuel and energy:
Fuel		4,572		5,380		6,114		7,029		7,408
Energy		67		37		67		100		156
Total		4,639		5,417		6,181		7,129		7,564

Total Exports(4)	U.S.$	25,651	U.S.$	29,939	U.S.$	34,576	U.S.$	40,106	U.S.$	46,569

(1)	Measured on an FOB basis.

(2)	Preliminary figures.

(3)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

(4)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Exports by Groups of Products (1) (2)
(as % of total exports)

	2002	2003	2004	2005	2006
Primary products:
Cereal	8.3%	7.7%	7.8%	7.0%	6.4%
Seeds and oilseeds	5.0	6.7	5.3	6.1	4.2
Fish and raw seafood	1.9	2.1	1.4	1.1	1.7
Fruits	1.5	1.6	1.6	1.7	1.5
Vegetables	0.7	0.6	0.6	0.6	0.6
Tobacco	0.6	0.5	0.5	0.5	0.5
Honey	0.4	0.5	0.4	0.3	0.3
Wool	0.1	0.1	0.1	0.1	0.1
Other	2.0	1.8	2.2	2.2	3.9
Total	20.6	21.6	19.8	19.6	19.2
Manufactured goods of agricultural origin:
Residues	10.9	11.7	11.1	10.1	10.0
Oils and fats	8.1	9.5	9.1	8.2	8.3
Meat	2.2	2.5	3.6	4.1	3.5
Hides and skins	2.7	2.4	2.4	2.1	2.0
Vegetable products	1.1	1.2	1.3	1.3	1.4
Processed fish and seafood	0.9	0.9	0.9	0.9	0.9
Processed wool	0.4	0.4	0.4	0.3	0.3
Other	5.3	4.9	5.7	5.8	6.3
Total	31.7	33.4	34.5	32.8	32.7
Manufactured goods of industrial origin:
Basic metals	6.2	5.2	5.0	5.8	5.3
Chemicals	5.2	5.2	5.8	5.7	5.6
Machinery and equipment	3.7	2.9	3.1	3.3	3.4
Transport equipment	6.3	4.8	6.0	7.2	8.7
Plastics	2.5	2.3	2.7	2.9	2.6
Textiles	0.9	0.7	0.8	0.7	0.7
Footwear	0.0	0.1	0.1	0.1	0.1
Other	4.8	5.7	4.3	4.1	5.5
Total	29.6	26.9	27.8	29.8	31.8
Fuel and energy:
Fuel	17.8	18.0	17.7	17.5	15.9
Energy	0.3	0.1	0.2	0.3	0.3
Total	18.1	18.1	17.9	17.8	16.2

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on an FOB basis.

(2)	Preliminary figures.

Source: Ministry of Economy.

Primary Products

Exports of primary products consist mainly of cereal, seeds and oilseeds and represented approximately 19.2% of total exports in 2006.

Aside from a 12.9% decrease in 2002, when a greater amount of soy was sold in the domestic market for production of soy-based products, exports of primary products have consistently increased from 2002 through 2006. These increases were primarily the result of:

•	record harvests in Argentina of seeds and oilseeds in 2003, coupled with a reduction in worldwide supply of these crops;

•	a large wheat harvest in 2004;

•	increased production of soy, sunflower, apples and pears in 2005; and

•	an increase in the international price of soy in 2006.

Processed Agricultural Goods

Exports of processed agricultural goods consist primarily of residues, oils and fats, and meat products and represented approximately 32.7% of total exports in 2006.

Exports of processed agricultural goods grew by 57.8% in 2002 and have consistently increased through 2006. This increase was primarily the result of:

•	the gradual lifting of the bans on meat imports from Argentina beginning in February 2002, after evidence mounted that the spread of foot-and-mouth disease in Argentine cattle had begun to subside;

•	increased production of oils and fats and residues in 2003, and the continued abatement of fears of foot-and-mouth disease in Argentine cattle;

•	an increase in prices of soy and sunflower oil in 2004;

•	an increase in international demand for beef in 2005, based on the improvement of sanitization conditions; and

•	an increase in the export of processed agricultural products in 2006.

Meat exports declined by 2.5% in 2006, primarily as a result of a temporary ban on beef exports imposed by the Government on March 8, 2006, in order to control inflation of meat prices. On May 26, 2006, as a result of the stabilization meat prices, the Government repealed the ban and established certain caps and quotas on beef exports, which will remain in effect until December 31, 2007

Industrial Products

Exports of industrial products represented approximately 31.8% of total exports in 2006.

Industrial exports decreased by 8.5% in 2002. This decrease was primarily a result of lower Brazilian demand for industrial products.

Exports of industrial products have increased in each year from 2003 through 2006, although only by 5.9% in 2003 as a result of stable international prices. These increases were primarily a result of:

•	increased demand for transport equipment in Brazil, Mexico and the United States in 2004, and a rise in international prices for chemicals; and

•	continued increased demand for transport equipment in 2005, and an increase in international prices for iron and steel.

Exports of industrial products increased by 24.0% in 2006. This increase was primarily a result of a 39.8% increase in the export of auto parts and cars and a 279.8% increase in the export of precious stones and metals. The increase in exports of precious stones and metals was a result of a gold and silver mining project that began its operations in late 2005. Exports of air and water transportation machinery and equipment also increased, partially as a result of the expiration of leasing agreements. Of the 24% increase in industrial product exports, production growth accounted for 16% and the rise in international prices accounted for the remaining 8%.

Fuel and Energy Products

Exports of fuel and energy products represented approximately 16.2% of total exports in 2006.

Exports of fuel and energy products declined in 2001 and 2002 but increased in each year from 2003 through 2006. These increases were primarily a result of increases in international prices for fuel and energy products in each of those years.

Composition of Imports

Argentina’s main imports are intermediate and capital goods, such as machinery and equipment, chemicals, vehicles and other transport products. In 2006, imports of machinery and equipment, vehicles and transportation products and chemicals together accounted for approximately 63.9% of total imports.

Imports in all categories declined significantly during 2002, primarily as a result of the devaluation of the peso, which made almost all imports more expensive in pesos, the continuing recession, and the waiting periods imposed by the Government on the purchase of imports with foreign currencies.

In 2003, imports increased by 53.6%, primarily as a result of a 79.1% increase in imports of machinery and equipment, a 75.2% increase in imports of vehicles and transportation products and a 30.1% increase in imports of chemicals.

In 2004, imports increased by 62.5%, primarily as a result of an 89% increase in imports of machinery and equipment, a 117% increase in imports of vehicles and transportation products and a 29.4% increase in imports of chemicals.

In 2005, imports increased by 27.8%, primarily as a result of a 33.8% increase in imports of machinery and equipment due to the increased demand for cellular phones and machinery and equipment caused by the economic recovery, a 34.6% increase in imports of vehicles and transportation products, due to the increase in domestic and foreign demand (especially in Brazil) and a 56% increase in imports of minerals, mainly fuel and oils, affected by the increase in international prices.

In 2006, imports increased by 19.1%. This increase was primarily a result of an increase in imports of cell phones, electronic devices, cars, machinery and equipment caused by the rise in purchasing power generated by the economic recovery and an increase in demand for fuel oils. These increases are reflected in a 24.1% increase in imports of vehicles and transport products, a 22.8% increase in imports of machinery and equipment and a 14.9% increase in imports of chemicals. The post-crisis recovery has brought about a structural change in the Argentine economy in which the industrial sector accounts for a greater share of GDP. This change is reflected in the composition of imports, with intermediate goods and capital assets accounting for the largest shares of imports.

The following tables set forth information on Argentina’s major import products for the periods specified:

Imports by Groups of Products(1) (2)
(in millions of U.S. dollars)

	2002		2003		2004		2005		2006
Machinery and equipment	U.S.$	1,879	U.S.$	3,366	U.S.$	6,361	U.S.$	8,508	U.S.$	10,449
Vehicles and transport products		951		1,666		3,616		4,868		6,042
Chemicals		2,514		3,270		4,233		4,645		5,337
Metals		591		814		1,463		1,987		2,316
Plastics and rubber		750		1,235		1,640		2,073		2,324
Paper		366		482		663		803		872
Textiles		253		612		761		912		1,067
Optics and precision equipment		213		353		517		673		832
Footwear, hats and umbrellas		30		100		155		197		260
Minerals		628		733		1,251		1,952		2,233
Agricultural		182		266		388		403		418
Food		217		248		308		364		426
Fats and oils		18		33		40		36		35
Leather and hides		35		41		72		84		118
Wood and Cork		43		76		112		123		147
Other Products		321		519		867		1,062		1,283
Total imports(3)	U.S.$	8,991	U.S.$	13,814	U.S.$	22,445	U.S.$	28,689	U.S.$	34,159

(1)	Measured on a CIF basis.

(2)	Preliminary figures.

(3)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Imports by Groups of Products(1)
(as % of total imports)

	2002(2)	2003(2)	2004(2)	2005(2)	2006(2)
Machinery and equipment	20.9%	24.4%	28.3%	29.7%	30.6%
Vehicles and transport products	10.6	12.1	16.1	17.0	17.7
Chemicals	28.0	23.7	18.9	16.2	15.6
Metals	6.6	5.9	6.5	6.9	6.8
Plastics and rubber	8.3	8.9	7.3	7.2	6.8
Paper	4.1	3.5	3.0	2.8	2.6
Textiles	2.8	4.4	3.4	3.2	3.1
Optics and precision equipment	2.4	2.6	2.3	2.3	2.4
Footwear, hats and umbrellas	0.3	0.7	0.7	0.7	0.8
Minerals	7.0	5.3	5.6	6.8	6.5
Agricultural	2.0	1.9	1.7	1.4	1.2
Food	2.4	1.8	1.4	1.3	1.2
Fats and oils	0.2	0.2	0.2	0.1	0.1
Leather and hides	0.4	0.3	0.3	0.3	0.3
Wood and cork	0.5	0.6	0.5	0.4	0.4
Other Products	3.6	3.5	3.9	3.7	3.8
Total imports(3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis.

(2)	Preliminary figures.

(3)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Composition of Non-financial Services Trade

The main components of Argentina’s non-financial services trade are transportation and tourism (which comprises various services such as hotels and restaurants). Transportation and tourism have consistently accounted for more than 50.0% of the country’s total services trade. The table below sets forth the net results of Argentina’s non-financial services trade for the periods specified:

Non-Financial Services
(in millions of U.S. dollars, at current prices)

	2002		2003		2004		2005		2006
Transportation
Freight	U.S.$	(166)	U.S.$	(306)	U.S.$	(613)	U.S.$	(821)	U.S.$	(921)
Passenger		(235)		(186)		(173)		(270)		(394)
Other		222		290		321		411		424
Total		(180)		(202)		(465)		(680)		(890)

Tourism		(793)		(506)		(369)		(61)		175
Royalties		(318)		(347)		(460)		(586)		(720)
Professional, technical, business services		53		220		264		518		652
Others(1)		(283)		(450)		(416)		(553)		(275)
Total non-financial services	U.S.$	(1,519)	U.S.$	(1,286)	U.S.$	(1,445)	U.S.$	(1,362)	U.S.$	(1,057)

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.

Source: Ministry of Economy.

Tourism started showing a positive trend after the devaluation of the peso in January 2002, when cheaper prices began making Argentina more attractive to tourists. The deficit in the tourism sector decreased 36.2% in 2003, 27.1% in 2004, and 83.5% in 2005, and turned into a surplus in 2006, primarily as a result of more tourists and an increase in their average length of stay and their average amount of money spent.

The following tables sets forth tourism information for the dates specified:

Tourism Statistics

	2002	2003	2004(1)	2005(1)	2006(1)
Foreign non-resident arrivals	10,779	11,116	11,895	12,066	12,569
Average length of stay (number of nights)	9.8	10.4	10.6	10.5	11.1
Income from tourism (in millions of U.S.$)	1,535	2,006	2,235	2,729	3,309
Expenses from tourism (in millions of U.S.$)	2,328	2,511	2,604	2,790	3,133
Balance (in millions of U.S.$)	(793)	(506)	(369)	(61)	175

(1)	Preliminary figures.

Source:  Ministry of Economy.

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil, which accounted for 17.5% of Argentina’s exports and 34.8% of imports in 2006. Chile accounted for 9.4% of Argentina’s exports and 1.8% of Argentina’s imports in 2006 and the United States accounted for 8.8% of Argentina’s exports and 12.6% of imports in 2006. Argentina also conducts a substantial amount of trade with other Latin American and European countries.

The following tables provide information on the geographic distribution of Argentina’s exports for the periods specified:

Geographic Distribution of Exports (1)
(in millions of dollars)

	2002		2003		2004		2005(2)		2006(2)
Brazil	U.S.$	4,848	U.S.$	4,666	U.S.$	5,605	U.S.$	6,333	U.S.$	8,152
Chile		2,959		3,538		3,835		4,500		4,390
United States(3)		2,980		3,474		3,818		4,572		4,106
China(4)		1,177		2,581		3,055		3,336		3,676
Netherlands		1,038		1,097		1,243		1,352		1,437
Italy(5)		851		931		948		983		1,096
Germany		605		719		727		872		1,224
Japan		370		347		363		303		405
Rest of ALADI(6)		2,828		2,969		4,040		4,747		6,073
Rest of Europe (7)		2,898		3,764		4,036		4,877		6,357
Rest of World		4,849		5,727		6,861		7,847		8,985
Indeterminate		256		330		414		629		667
Total(8)	U.S.$	25,651	U.S.$	29,939	U.S.$	34,576	U.S.$	40,352	U.S.$	46,569

Memorandum items:
MERCOSUR(9)	U.S.$	5,738	U.S.$	5,657	U.S.$	6,811	U.S.$	7,706	U.S.$	9,907
ALADI	U.S.$	10,633	U.S.$	11,173	U.S.$	13,479	U.S.$	15,580	U.S.$	18,616

(1)	Measured on an FOB basis. Net results may differ from the sum of individual items due to rounding.

(2)	Preliminary figures.

(3)	Including Puerto Rico.

(4)	Including Hong Kong and Macao.

(5)	Including San Marino.

(6)	Asociación Latinoamericana de Integración. ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.

(7)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.

(8)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.

(9)
MERCOSUR comprises the following countries (as full members): Argentina, Brazil, Paraguay and Uruguay. As of December 2006, Venezuela was not a full member but has the right to participate in MERCOSUR meetings. Venezuela’s entry into MERCOSUR is pending ratification by Paraguay and Brazil.

Source: Ministry of Economy

Geographic Distribution of Exports (1)
(as % of total exports)

	2002	2003	2004	2005(2)	2006(2)
Brazil	18.9%	15.6%	16.2%	15.7%	17.5%
Chile	11.5	11.8	11.1	11.2	9.4
United States(3)	11.6	11.6	11.0	11.3	8.8
China(4)	4.6	8.6	8.8	8.3	7.9
Netherlands	4.0	3.7	3.6	3.4	3.1
Italy(5)	3.3	3.1	2.7	2.4	2.4
Germany	2.4	2.4	2.1	2.2	2.6
Japan	1.4	1.2	1.0	0.8	0.9
Rest of ALADI(6)	11.0	9.9	11.7	11.8	13.0
Rest of Europe(7)	11.3	12.6	11.7	12.1	12.8
Rest of World	18.9	19.1	19.8	19.4	19.3
Indeterminate	1.0	1.1	1.2	1.6	1.4
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(8)	22.4%	18.9%	19.7%	19.1%	21.3%
ALADI	41.5%	37.3%	39.0%	38.6%	40.0%

(1)	Measured on an FOB basis. Net results may differ from the sum of individual items due to rounding.

(2)	Preliminary figures.

(3)	Including Puerto Rico.

(4)	Including Hong Kong and Macao.

(5)	Including San Marino.

(6)	Asociación Latinoamericana de Integración. ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.

(7)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.

(8)
MERCOSUR comprises the following countries (as full members): Argentina, Brazil, Paraguay and Uruguay. As of December 2006, Venezuela was not a full member but has the right to participate in MERCOSUR meetings. Venezuela’s entry into MERCOSUR is pending ratification by Paraguay and Brazil.

Source: Ministry of Economy.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified:

Geographic Distribution of Imports (1)
(in millions of U.S. dollars)

	2002		2003		2004		2005(2)		2006(2)
Brazil	U.S.$	2,518	U.S.$	4,708	U.S.$	7,603	U.S.$	10,293	U.S.$	11,872
United States(3)		1,804		2,264		3,432		4,046		4,300
Germany		554		769		1,093		1,303		1,545
China(4)		342		742		1,737		2,271		3,153
Italy(5)		312		443		623		748		908
Japan		314		396		612		789		933
Chile		177		290		404		549		599
Netherlands		74		114		172		182		207
Rest of ALADI(6)		615		815		1,710		1,982		2,453
Rest of Europe(7)		1,467		2,053		3,264		3,738		4,578
Rest of World		738		1,292		1,580		2,278		2,925
Indeterminate		77		95		400		330		343
Total(8)	U.S.$	8,990	U.S.$	13,851	U.S.$	22,445	U.S.$	28,689	U.S.$	34,159

Memorandum items:(9)
MERCOSUR	U.S.$	2,895	U.S.$	5,167	U.S.$	8,210	U.S.$	10,020	U.S.$	12,686
ALADI	U.S.$	3,309	U.S.$	5,804	U.S.$	9,682	U.S.$	12,824	U.S.$	14,926

(1)	Measured on a CIF basis. Net results may differ from the sum of individual items due to rounding.

(2)	Preliminary figures.

(3)	Including Puerto Rico.

(4)	Including Hong Kong and Macao.

(5)	Including San Marino.

(6)	Asociación Latinoamericana de Integración. ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.

(7)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.

(8)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.

(9)
MERCOSUR comprises the following countries (as full members): Argentina, Brazil, Paraguay and Uruguay. As of December 2006, Venezuela was not a full member but has the right to participate in MERCOSUR meetings. Venezuela’s entry into MERCOSUR is pending ratification by Paraguay and Brazil.

Source: Ministry of Economy.

Geographic Distribution of Imports (1)
(as % of total imports)

	2002	2003	2004	2005(2)	2006(2)
Imports
Brazil	28.0%	34.0%	33.9%	35.9%	34.8%
United States(3)	20.1	16.3	15.3	14.1	12.6
Germany	6.2	5.5	4.9	4.5	4.5
China(4)	3.8	5.4	7.7	7.9	9.2
Italy(5)	3.5	3.2	2.8	2.6	2.7
Japan	3.5	2.9	2.7	2.7	2.7
Chile	2.0	2.1	1.8	1.9	1.8
Netherlands	0.8	0.8	0.8	0.6	0.6
Rest of ALADI(6)	6.8	5.9	7.6	7.0	7.2
Rest of Europe(7)	16.3	14.8	14.5	13.0	13.4
Rest of World	8.2	9.3	7.0	7.9	9.3
Indeterminate	0.9	0.7	1.8	1.2	2.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(8)	32.2%	37.3%	36.6%	38.4%	37.1%
ALADI	36.8%	41.9%	43.1%	44.7%	43.7%

(1)	Measured on a CIF basis. Net results may differ from the sum of individual items due to rounding.

(2)	Preliminary figures.

(3)	Including Puerto Rico.

(4)	Including Hong Kong and Macao.

(5)	Including San Marino.

(6)	Asociación Latinoamericana de Integración. ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.

(7)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.

(8)	MERCOSUR comprises the following countries (as full members): Argentina, Brazil, Paraguay and Uruguay. Source: Ministry of Economy.

Source: Ministry of Economy.

Trade with Brazil and Other Mercosur Countries

Trade with Brazil

Trade Relations.  Trade relations between Brazil and Argentina are defined primarily by their membership in Mercosur and are thus tied to the evolution of this common market. Nonetheless, from time to time Argentina and Brazil enter into bilateral trade arrangements to enhance their level of trade and economic integration.

The two countries have established common external automotive tariffs, most of which were set at 35% as of December 31, 2006. Argentine and Brazilian officials have specified in discussions since 2002 their willingness to reestablish a duty-free zone between their two countries.

In early 2006, Brazil and Argentina agreed that they would impose trade restrictions when a production sector was particularly threatened by international competition. Such restrictions may include:

•	an increase in import tariffs, and

•	quantitative limits on trade.

Evolution of Trade.  In 2002, Argentina’s trade surplus with Brazil increased 155.8% to U.S.$2.3 billion, primarily as a result of the devaluation of the peso, which reduced the prices of Argentine exports to Brazil and increased the prices of imports from Brazil. The economic recession in Argentina also contributed to the increase in the trade surplus with Brazil, since it reduced domestic consumption, including consumption of Brazilian imports.

In 2003, Argentina registered a trade deficit with Brazil of U.S.$42 million, primarily as a result of the growth of the Argentine economy, which increased demand for Brazilian imports.

In 2004, the trade deficit with Brazil increased considerably to U.S.$2.0 billion, primarily as a result of the continued economic recovery and demand for Brazilian products, including machinery and equipments to enlarge Argentina’s production capacity. This 61.5% increase in imports from Brazil (which totaled U.S.$7.6 billion) was partially offset by a 20.1% increase in exports to Brazil (which totaled U.S.$5.6 billion), including exports of cars, auto parts and cell phones.

In 2005, the trade deficit with Brazil increased by 98.2% to U.S.$4.0 billion, primarily as a result of an increase in imports of cell phones, cars, auto parts, fuel oil and iron minerals.

In 2006, the trade deficit with Brazil decreased by 6.1% to U.S.$3.7 billion, primarily as a result of an increase in the price of manufactured goods of industrial origin (mainly auto parts) and the increase in exports of fuel and energy. This 28.7% increase in exports to Brazil (which totaled U.S.$8.2 billion) was partially offset by a 15.3% increase in imports from Brazil (which totaled U.S.$11.9 billion), primarily as a result of the increase in imports of cars, auto parts, iron minerals, engines, cell phones and agricultural machinery.

Trade With Other Mercosur Countries

Common market framework.  The Mercosur common market includes Argentina, Brazil, Paraguay and Uruguay as full members and Chile, Bolivia, Colombia, Ecuador and Venezuela as associate members. Venezuela has applied for full membership and has the right to participate in Mercosur meetings. Venezuela’s entry into Mercosur is pending ratification by Paraguay and Brazil.

Mercosur’s objective is to integrate gradually the economies of its member countries, through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy.

Internal trade barriers. Internal trade barriers, including import tariff and export subsidies, were originally scheduled to expire in 1994. This goal has not yet been achieved, although internal barriers have been gradually reduced, with the exception of import tariffs imposed by Argentina on certain Brazilian products after the devaluation of the Brazilian real in 1999.

External tariffs. In December 1994, the full members of Mercosur agreed to a schedule of common external tariffs, which included eleven levels that ranged from 0% to 20%. The production cycle was considered and external tariffs were set as follows: from 0% to 12% for intakes, from 12% to 16% for telecommunications and electronic capital goods and from 18% to 20% for consumption goods. In December 2000, an external common tariff of 35% was imposed on completed cars. In order to minimize the impact of external tariffs on certain sectors of the economy, the full members of Mercosur agreed to eliminate gradually the exceptions to the common external tariffs. On December 29, 2005, through Resolution No. 50/2005 of the Ministry of Economy and Production, the term for termination of all exceptions to the external common tariffs was extended to December 31, 2008, and the following gradual elimination process was agreed for Argentina and Brazil:

•	100 exceptions will remain in place until January 31, 2008;

•	75 exceptions will remain in place between February 1, 2008 and July 31, 2008; and

•	50 exceptions will remain in place between August 1, 2008 to December 31, 2008.

Paraguay and Uruguay may maintain 100 exceptions until December 31, 2008.

External trade policy. The full members of Mercosur have agreed not to undertake individual trade negotiations with non-member countries or organizations without the prior authorization of Mercosur.

Commercial Relations with Uruguay

In 2003, the Spanish company ENCE (Empresa Nacional de Celulosa de España) was authorized by the Ministry of Households, Territorial Administration and Environment of the Republic of Uruguay to build a pulp mill over the Uruguay River. In February 2005, the Ministry of Households, Territorial Administration and Environment of the Republic of Uruguay granted a similar authorization to Finnish company Botnia.

In 2006, the Argentine delegation of the Argentine-Uruguayan High Level Technical Group reached the following conclusions:

•	By authorizing the construction of the pulp mill, Uruguay breached its obligations under international public law and under the 1975 Bilateral Regulations of the Uruguay River.

•
The Uruguayan delegation rejected the proposal from the Argentine delegation to suspend the construction of the pulp mill until an impartial analysis of the environmental consequences of such construction had been performed.

•	The industrial “kraft” process proposed for the pulp mill is inherently polluting and requires measures to prevent the environmental damage that the residues and emissions may produce.

•
Taking into consideration the resulting pollution, the size of the industrial projects, their proximity to urban centers and areas of agricultural production, the qualities of the river and its affluents (clean but high in phosphorus, a fragile system that needs to be protected), and the uses of the water for consumption, fishing and aquatic sports, the Argentine delegation concluded that the Botnia and Ence factories would have a substantially negative impact on the environment.

In May 2006, the Argentine Government submitted a claim against Uruguay before the International Court of Justice in The Hague. In July 2006, the court decided to reject Argentina’s request to suspend the construction because there was no evidence that the pulp mills would generate an irreparable damage to the environment.

In November 2006, Uruguay requested a preliminary injunction against Argentina before the International Court of Justice in The Hague, requesting that Argentine environmentalists organized by the Gualeguaychú Assembly lift roadblocks on the border of the two countries. In January 2007, Argentina submitted a brief before the International Court of Justice stating that the authorization for the construction of the factories breached the 1975 Bilateral Regulations of the Uruguay River. In February 2007, the International Court of Justice rejected Uruguay’s petition, stating that the roadblocks did not cause an irreparable damage on Uruguay and there was no urgency to support Uruguay’s request.

Resolution by the International Court of Justice regarding the violation of the 1975 Bilateral Regulations of the Uruguay River is still pending.

Foreign Investment

Regulation

Prior to the 1990s, Argentina maintained significant barriers to foreign investment. In the early 1990s, the Government enacted structural reforms designed to attract foreign investment.

In December 2001, to stem the significant capital outflows that were crippling the Argentine economy, particularly the banking sector, the Government imposed strict restrictions on transfers of funds from Argentina, reversing some of the reforms adopted during the 1990s. Foreign investors had to ask for an authorization of the Central Bank before remitting their profits abroad. The Government has since lifted some of these restrictions, as the economy has stabilized.

Since 2004, the Government and the Central Bank have instituted certain measures, including the following:

•	The Government placed certain restrictions on the ability of foreign companies to make investments in Argentina through special purpose vehicles.

•
In 2005, the Central Bank imposed certain restrictions on capital inflows in order to prevent the appreciation of the peso. The Central Bank mandated a minimum repayment term of 365 days on any incurred financial indebtedness or any renewal of existing foreign indebtedness of the financial sector and the non-financial private sector (with some exceptions, among others, indebtedness incurred through primary public offerings of debt securities traded in self-regulated markets).

•
The Central Bank required certain types of investors to make a non-remunerated deposit in U.S. dollars in local financial entities in the amount of 30% of the U.S. dollar amount of each capital inflow of foreign currency (subject to certain exceptions).

For a further explanation of restrictions to capital transfers, see “Monetary System—Foreign Exchange and International Reserves.”

Evolution of Portfolio and Foreign Direct Investment

The following table sets forth information on portfolio investment, foreign direct investment and other investment in the Argentine economy:

Flows of Portfolio, Foreign Direct and Other Investment (1)
(in millions of U.S. dollars)

	2002		2003		2004		2005		2006
Direct Investment:
In Argentina by non-Argentine residents(2)	U.S.$	2,149	U.S.$	1,652	U.S.$	4,584	U.S.$	5,008	U.S.$	4,809
Outside Argentina by Argentine residents(3)		627		(774)		(442)		(1,151)		(2,008)
Direct Investment, net		2,776		878		4,142		3,857		2,801

Portfolio Investment:
In Argentina by non-Argentine residents(2)		(5,117)		(7,663)		(9,339)		(2,039)		6,014
Outside Argentina by Argentine residents (3)		477		(95)		(77)		1,368		(1)
Portfolio Investment, net		(4,640)		(7,758)		(9,416)		(671)		6,013

Other Investment:(4)
In Argentina by non-Argentine residents(2)		(1,050)		8,036		9,635		(2,199)		(11,024)
Outside Argentina by Argentine residents (3)		(8,896)		(4,400)		(2,387)		1,935		(3,522)
Other Investment, net	U.S.$	(9,946)	U.S.$	3,637	U.S.$	7,248	U.S.$	(264)	U.S.$	(14,546)

(1)	Preliminary figures. Net results may differ from the sum of individual items due to rounding.

(2)
Reflects the variation in the value of net local assets owned by non-Argentine residents. If during any period, non-Argentine residents purchased more local assets than they sold, the amount for that period would be positive.

(3)
Reflects the variation in the value of the net external assets owned by Argentine residents. If during one period, Argentine residents purchased more external assets than they sold, the amount for that period would be negative.

(4)	Includes assets (loans, commercial loans and others) and liabilities (trade credit, loans, arrears and others).

Source: Ministry of Economy.

The following tables set forth information on net foreign direct investment in Argentina by sector of the economy, for the periods shown. The studies on which the tables are based were discontinued after 2004.

Foreign Direct Investment by Sector (1)(2)
(in millions of U.S. dollars)

	2002 (3)		2003		2004 (4)
Primary sector:
Mining and extractives (including petroleum and gas)	U.S.$	12,105	U.S.$	13,372	U.S.$	14,719
Total primary sector		12,105		13,372		14,719
Secondary sector:
Manufacturing		13,721		14,818		16,497
Electricity, gas and water		3,969		4,876		5,053
Total secondary sector		17,690		19,694		21,551
Services sector:
Transportation, storage and communication		4,785		4,349		3,992
Commerce, hotels and restaurants		3,086		2,958		2,645
Financial services, insurance and real estate		2,610		2,934		2,436
Total services		10,481		10,241		9,073
Other(5)		2,870		4,991		5,241

Total Foreign Direct Investment	U.S.$	43,146	U.S.$	48,298	U.S.$	50,583

(1)	The figures included in this table reflect book values and may differ from calculations made considering cash flow.

(2)	The studies on which this table is based were discontinued after 2004.

(3)
On December 2001 the methodology used to calculate the non-financial private sector debt was modified by the Central Bank. Therefore, the inter-company debt figures have been revised and updated according to the new methodology.

(4)	Preliminary figures.

(5)	Includes agriculture, livestock, fisheries and forestry, construction, and community, social and personal services.

Source: Ministry of Economy.

Foreign Direct Investment by Sector (1)(2)
(as % of total foreign direct investment)

	2002 (3)	2003	2004 (4)
Primary sector:
Mining and extractives (including petroleum and gas)	28.1%	27.7%	29.1%
Total primary sector	28.1%	27.7%	29.1%
Secondary sector:
Manufacturing	31.8%	30.7%	32.6%
Electricity, gas and water	9.2%	10.1%	10.0%
Total secondary sector	41.0%	40.8%	42.6%
Services sector:
Transportation, storage and communication	11.1%	9.0%	7.9%
Commerce, hotels and restaurants	7.2%	6.1%	5.2%
Financial services, insurance and real estate	6.0%	6.1%	4.8%
Total services sector	24.3%	21.2%	17.9%
Other(5)	6.7%	10.3%	10.4%

Total foreign direct investment	100.0%	100.0%	100.0%

(1)	The figures included in this table reflect book values and may differ from calculations made considering cash flow.

(2)	The studies on which this table is based were discontinued after 2004.

(3)
On December 2001 the methodology used to calculate the non-financial private sector debt was modified by the Central Bank. Therefore, the inter-company debt figures have been revised and updated according to the new methodology.

(4)	Preliminary figures.

(5)	Includes agriculture, livestock, fisheries and forestry, construction, and community, social and personal services.

Source: Ministry of Economy.

Most of the foreign direct investment in Argentina has traditionally come from Europe, in particular Spain, and from the United States.

The following table sets forth information on net foreign direct investment in Argentina by country of origin:

Foreign Direct Investment by Country of Origin (1)(2)
(in millions of U.S. dollars)

	2002 (3)		2003		2004 (4)
France	U.S.$	3,424	U.S.$	3,510	U.S.$	3,921
Germany		1,155		1,481		1,634
Italy		1,368		1,356		1,462
Netherlands		1,354		2,063		2,151
Spain		10,913		11,837		12,073
United Kingdom		1,646		1,731		1,437
Others		2,843		2,470		2,579
Total Europe		22,703		24,450		25,257

United States		11,566		11,824		11,983
Others		1,136		1,256		1,322
Total North America		12,702		13,080		13,305

Central America and Caribbean		778		1,375		1,154

Chile		2,194		2,202		2,316
Others		2,711		3,376		4,013
Total South America		4,905		5,578		6,329

Other regions		2,058		3,814		4,539

Total	U.S.$	43,146	U.S.$	48,297	U.S.$	50,583

(1)	The figures included in this table reflect book values and may differ from calculations made considering cash flow.

(2)	The studies on which this table is based were discontinued after 2004.

(3)
On December 2001 the methodology used to calculate the non-financial private sector debt was modified by the Central Bank. Therefore, the inter-company debt figures have been revised and updated according to the new methodology.

(4)	Preliminary figures.

Source: Ministry of Economy.

Foreign Direct Investment by Country of Origin (1)(2)
(as % of total foreign direct investment)

	2002 (3)	2003	2004 (4)
France	7.9%	7.3%	7.8%
Germany	2.7	3.1	3.2
Italy	3.2	2.8	2.9
Netherlands	3.1	4.3	4.3
Spain	25.3	24.5	23.9
United Kingdom	3.8	3.6	2.8
Others	6.6	5.1	5.1
Total Europe	52.6	50.6	49.9

United States	26.8	24.5	23.7
Others	2.6	2.6	2.6
Total North America	29.4	27.1	26.3

Central American and Caribbean	1.8	2.8	2.3

Chile	5.1	4.6	4.6
Others	6.3	7.0	7.9
Total South America	11.4	11.6	12.5

Other regions	4.8	7.9	9.0

Total	100.0%	100.0%	100.0%

(1)	The figures included in this table reflect book values and may differ from calculations made considering cash flow.

(2)	The studies on which this table is based were discontinued after 2004.

(3)
On December 2001 the methodology used to calculate the non-financial private sector debt was modified by the Central Bank. Therefore, the inter-company debt figures have been revised and updated according to the new methodology.

(4)	Preliminary figures.

Source: Ministry of Economy.

Foreign Direct Investment

Foreign direct investment in Argentina increased significantly following the implementation of the Convertibility regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital. Net foreign direct investment peaked in 1999 with the last major privatization in Argentina, the acquisition of the state-owned energy company YPF by Spain’s Repsol S.A. In the following years, as privatizations came to an end, capital inflows from foreign direct investment declined significantly.

In 2002, net foreign direct investment increased by 38.5% to U.S.$2.8 billion. This was primarily a result of profit reinvestment from companies controlled by foreign investors, the capital contributions by foreign companies to their subsidiaries in Argentina, the acquisition of an oil company by foreign investors and the decrease in foreign investment by Argentine residents. These investments were partially offset by the repayment of debt by local subsidiaries to their foreign parent companies.

In 2003, net foreign direct investment decreased by 68.4% to U.S.$878 million, primarily as a result of the decrease in capital contributions by foreign companies to their subsidiaries in Argentina, which decreased from U.S.$4.5 billion in 2002 to U.S.$3.0 billion in 2003, and the increase in foreign investment by Argentine residents.

In 2004, net foreign direct investment increased by 371.8% to U.S.$4.1 billion, primarily as a result of the decrease in negative profit reinvestment from companies controlled by foreign investors, an increase in capital contributions by foreign companies to their subsidiaries in Argentina, which increased from U.S.$3.0 billion in 2003 to U.S.$3.2 billion in 2004, and an increase in indebtedness by foreign companies to their Argentine subsidiaries. These investments in Argentina were partially offset by U.S.$442 million of foreign investment by Argentine residents.

In 2005, net foreign direct investment decreased by 6.9% to U.S.$3.9 billion, primarily as a result of an increase in capital contributions by foreign companies to their subsidiaries in Argentina, which increased from U.S.$3.2 billion in 2004 to U.S.$4.1 billion in 2005, and an inflow caused by the acquisition of a cement producer (Loma Negra S.A.) by a foreign company. These inflows were partially offset by the U.S.$1.2 billion of foreign investment by Argentine residents, primarily as a result of the acquisition of a Mexican company (Hylsamex S.A. de C.V.) by the Techint group.

In 2006, net foreign direct investment decreased by 27.4% to U.S.$2.8 billion. This decrease was primarily a result of the decrease in capital contributions by foreign companies to their subsidiaries in Argentina, which decreased from U.S.$4.1 billion in 2005 to U.S.$1.5 billion in 2006, and the increase in foreign investment by Argentine residents (which totaled U.S.$1 billion) due in part to the acquisition of the assets of Pioneer by the Apache group. The primary factor driving the change in foreign direct investment was the reinvestment of profits, which reflected an increase in companies’ earnings coupled with a decline in the distribution of these earnings.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them highly responsive to fluctuations in the market. During the 1990s, Argentina’s active securities markets in bonds and equities attracted significant amounts of foreign portfolio investment, which fed the country’s need for foreign capital and fueled economic growth. Starting in late 1998, portfolio investment began to decrease.

In 2002, net portfolio outflows decreased by 51.2% to a U.S.$4.6 billion deficit, primarily as a result of the restrictions on capital outflows imposed by the Government in 2002, which eased slightly the capital flight, particularly of domestic capital.

In 2003, net portfolio outflows increased by 67.2% to U.S.$7.8 billion, primarily as a result of the lifting of certain restrictions on capital flows in 2003, which allowed Argentine debtors who were in a position to resume debt payments to do so, and gave Argentine residents greater latitude to invest abroad.

In 2004, net portfolio outflows increased by 21.4% to U.S.$9.4 billion, primarily as a result of the net amortization of public sector debt (from the Government and the Central Bank) of U.S.$8.2 billion, due to the payments to multilateral organizations (see “Public Sector Debt”) and the net amortization of the non financial private sector debt of U.S.$1.5 billion, due to the renegotiation of foreign debt by local companies.

In 2005, net portfolio outflows decreased by 92.9% to U.S.$671 million, primarily as a result of the increase in portfolio investment outside of Argentina by Argentine investors and the decrease in net amortization of public sector debt resulting from the 2005 Debt Exchange, which decreased from U.S.$8.2 billion in 2004 to U.S.$447 million in 2005.

In 2006, and for the first time since 1998, net portfolio investment showed a surplus, of U.S.$6 billion, primarily as a result of the 2005 Debt Exchange, the issuance of bonds by the Government, which were in part purchased by foreign investors and originated net amortizations of public sector debt of U.S.$6.2 billion, which was partially offset by the net amortization of the non-financial private sector debt of U.S.$442 million.

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. It is responsible for maintaining stability in the value of the domestic currency, establishing and implementing monetary policy and regulating the financial sector. It operates pursuant to its charter and the Ley de Entidades Financieras (the Financial Institutions Law).

The Central Bank is governed by a ten-member board of directors, which is headed by the governor of the Central Bank. The governor of the Central Bank and the members of the board of directors are appointed by the President and approved by the Senate. They serve for fixed terms of six years, may be re-appointed and may be removed by the President only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

On September 18, 2004, the Government appointed Hernán Martín Pérez Redrado governor of the Central Bank. Mr. Pérez Redrado assumed the governorship of the Central Bank on September 24, 2004 under executive appointment, and the Senate confirmed Mr. Redrado’s appointment on October 13, 2004. He will serve for a six-year term. The Government also appointed a new vice-governor and directors.

Monetary Policy

Monetary Policy Prior to the Crisis

Argentina’s monetary policy from 1991 through 2001 was dictated by the Convertibility Law of 1991, which fixed a one-to-one exchange rate between the peso and the U.S. dollar and required the Central Bank to maintain international reserves at least equal to the monetary base (consisting of domestic currency in circulation and peso-denominated deposits of financial entities with the Central Bank). Up to a third of these reserves could be in the form of U.S. dollar-denominated Government securities, although the amount of these securities could not increase by more than 10.0% each year. Under this monetary regime, the peso was fully convertible into the U.S. dollar at a one-to-one exchange rate and the money supply could be increased only if the level of the Central Bank’s gross international reserves exceeded the monetary base.

The Convertibility regime resulted in an over-appreciated real exchange rate. Convertibility also deprived the Central Bank of the necessary flexibility to react to the external shocks that so frequently affected the Argentine economy.

By December 2001, the continued capital flight from the Argentine economy had made the Convertibility regime unsustainable. On January 6, 2002, the Argentine Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (which we refer to as the “Public Emergency Law”), which effectively brought an end to the Convertibility regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates. The peso currently floats against the U.S. dollar.

The Central Bank continues to intervene in the foreign exchange market from time to time by buying or selling pesos in order to minimize drastic fluctuations in the exchange rate. The Central Bank is no longer legally required to maintain the value of the peso against the dollar.

Since the approval of the Public Emergency Law, there have been several amendments to the Central Bank’s charter. These amendments:

•	allow the Central Bank to issue pesos in excess of its international reserves;

•
allow the Central Bank to provide direct temporary advances to the Government, but only up to an overall cap equal to 12% of the monetary base plus 10% of the Government’s total tax collections for the prior twelve months. Additionally, temporary advances intended for purposes other than repayment of debt owed by the Government to multilateral lenders may not exceed 12% of the monetary base. The Government pays no interest on these temporary advances and must repay principal within one year. If it fails to do so, it may not receive additional advances from the Central Bank; and

•
loosened the restriction on the Central Bank’s ability to provide credit to private financial institutions facing liquidity and solvency difficulties, primarily by lifting restrictions on the term and maximum amount of these credits.

Monetary Policy Following the Collapse of the Convertibility Regime

After the devaluation of the peso, the Central Bank focused its monetary policy on providing adequate liquidity to the economy to foster its recovery, while trying to manage the rate of inflation and stabilize the exchange rate. During 2002, particularly during the first six months of the year, the Central Bank’s ability to implement its monetary policy was hindered by:

•	the volatility in the demand for pesos following the devaluation;

•	the collapse of the financial sector at the end of 2001;

•	the onerous restrictions on deposit withdrawals and on the extension of credit imposed by the Government; and

•	the issuance of quasi-currency by the Government and the provinces.

From 2002 to 2004 the Central Bank’s principal monetary policies were as follows:

•
Increase credit to the public sector. The Central Bank increased its level of credit to the Government by providing it with temporary advances of Ps.0.7 billion in 2002, Ps.7.4 billion in 2003, and Ps.13.3 billion in 2004. The amounts borrowed by the Government in 2002, 2003 and 2004 were repaid as scheduled.

•
Increase credit to the financial system. The Central Bank increased its level of credit to the financial system through collateralized loans (known as rediscounts) and temporary advances by Ps.12.6 billion in the first six months of 2002.

•
Introduction of new financial instruments. To manage more efficiently the level of liquidity in the banking sector and to establish benchmark reference interest rates, the Central Bank introduced two different types of financial instruments. In March 2002, it began issuing short-term notes known as LEBACs and in December 2003 it began issuing medium-term notes known as NOBACs. LEBACs are issued principally in pesos, but also in U.S. dollars and pesos adjusted for inflation by CER. NOBACs are issued only in pesos and pesos adjusted for inflation. By buying or selling these instruments through open-market operations, the Central Bank can more efficiently manage the money supply and affect interest rates.

•
Elimination of quasi currencies. During 2003 and 2004, the Central Bank also redeemed a substantial portion of the quasi-currency bonds circulating in the economy. For a discussion of this redemption process see “Public Sector Finances—Fiscal Relations With the Provinces—Federal Assistance to the Provinces.”

From 2002 to 2006, the Central Bank has maintained the following monetary policies in order to achieve price stability and strengthen the country’s financial sector:

•
Increase international reserves. Since 2002 the Central Bank has maintained a policy of accumulating international reserves in order to reduce the economy’s vulnerability to external shocks. From 2005 to 2006, Central Bank international reserves increased from U.S.$28.1 billion to U.S.$32.0 billion.

•
Management of minimum reserve requirements. Since 2002, the Central Bank has regularly modified the minimum reserve requirements of the financial system to foster an adequate level of credit in the economy, without compromising the viability of the financial system. As of December 31, 2006, the minimum reserve requirement for demand deposits was 16%, and for term deposits it ranged from 2% to 16%, depending on the maturity of the deposit.

•
Managing monetary aggregates targets. The Central Bank manages the country’s money supply, which includes currency in circulation, financial entities’ accounts, the Central Bank’s accounts and the quasi currencies, in order to control inflation.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified:

Central Bank Balance Sheet
(in millions of pesos, unless otherwise specified)

	As of December 31,
	2002		2003		2004		2005		2006
Assets:
International reserves:
Gold	Ps.	11	Ps.	0	Ps.	2,292	Ps.	2,75	Ps.	3,446
Foreign currency		2,493		3,245		3,249		20,496		7,050
Placements of foreign currency		33,057		37,456		52,914		61,927		87,847
Public bonds		0		0		0		0		0
Other(1)		(63)		(101)		(7)		(29)		24
Total international reserves(2)		35,497		40,600		58,448		85,145		98,367
Public bonds(3)		2,922		7,812		8,206		8,712		35,892
Credits to:
The Government (temporary advances)(4)		706		7,369		13,309		15,998		18,330
The financial system		17,764		21,399		20,698		13,824		6,267
International organizations(5)		5,727		5,280		5,714		5,656		6,072
Other assets(6)		56,940		48,076		51,007		42,368		5,662
Total assets		119,588		130,535		157,383		171,704		170,590

Liabilities:
Monetary Base:
Currency in circulation(7)		18,975		30,297		37,624		48,337		59,222
Current accounts in pesos(8)		10,445		16,075		14,853		6,373		20,844
Total monetary base		29,420		46,372		52,477		54,710		80,066
Deposits:
Government deposits		67		259		161		1,899		4,697
Other deposits		1,692		4,469		8,491		7,033		7,598
Total deposits		1,759		4,728		8,652		8,932		12,295
Obligation to international organizations		53,069		49,599		46,223		35,041		4,398
Central Bank notes:
Notes issued in foreign currency		627		249		161		145		55
Notes issued in pesos		2,737		9,315		20,397		35,127		42,036
Total Central Bank notes(9)		3,364		9,564		20,558		35,271		42,092
Other liabilities		13,087		6,760		13,305		16,504		8,070
Total liabilities		100,699		117,023		141,215		150,459		146,922

Net assets	Ps.	18,858	Ps.	13,512	Ps.	16,167	Ps.	21,245	Ps.	23,668
Memorandum items:
International reserves (in millions of U.S. dollars)		10,555		13,843		19,654		28,087		32,046
International reserves of the central bank (in months of total imports)		14.9		12.6		11.1		12.3		11.8
Exchange rate Ps./U.S.$(10)		3.36		2.93		2.97		3.03		3.07

(1)	Includes net results of transactions under a Recriprocal Credit Agreement with the Asociación Latinoamericana de Integración or ALADI.

(2)	Includes short-term foreign-currency denominated bonds and foreign-currency denominated deposits.

(3)	Includes 1990 Consolidated Treasury Note, IMF Obligation and others.

(4)
For 2002 the total of transitory advances does not coincide with the total that appears in “Public Debt” because of differences in the dates on which such amounts were recorded by the Government and by the Central Bank.

(5)	Includes transfers to International Organizations from the Government accounts and transfers to the Government from issuances by the IMF.

(6)	Includes transition accounts and others.

(7)	Includes cash in vaults at banks and does not include quasi-currencies.

(8)	Includes bank reserves in pesos at Central Bank.

(9)	Includes LEBACs and NOBACs.

(10)	Exchange rate used by the Central Bank to publish its balance sheet.

Source: Central Bank.

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank. Additionally, the Central Bank employs the following monetary aggregates to measure the level of liquidity in the Argentine economy and control inflation:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign-currency denominated deposits.

After the end of the Convertibility regime, Central Bank increased credit to both the public and private sectors, which resulted in an increase in the monetary base in nominal peso terms. The monetary base thus increased 147.4% to Ps.29.4 billion in 2002. In 2003, the monetary base continued to increase, by 57.6% to Ps.46.4 billion in 2003, this time fueled primarily by the Central Bank’s purchases of international reserves, which put more pesos into circulation, and the redemption of federal and provincial quasi-currencies in the market. The issuance of LEBACs and NOBACs in 2002 and 2003 served as the Central Bank’s monetary policy tool to reduce liquidity.

The monetary base increased 13.2% to Ps.52.5 billion in 2004 and 4.3% to Ps.54.7 billion in 2005, due primarily to the Central Bank’s continued policy of acquiring international reserves in the foreign-exchange market.

During 2006, the monetary base continued its upward trend, increasing 46.3% to Ps.80 billion as of December 21, 2006, mainly as a result of the purchase of international reserves by the Central Bank, which put more pesos into circulation.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified:

Liquidity Aggregates(1)
(in millions of pesos)

	As of December 31,
	2002		2003		2004		2005		2006
Currency in circulation(2)	Ps.	16,416	Ps.	26,631	Ps.	33,825	Ps.	43,74	Ps.	53,781
M1(3)		33,097		51,272		66,368		84,123		100,685
M2(4)		42,390		66,020		88,356		110,082		131,099
M3(5)		92,992		122,294		151,385		181,149		225,793
Monetary base(6)		29,151		46,391		52,477		54,710		80,066

(1)
Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the numbers in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.

(3)	M1: Domestic currency in circulation + peso-denominated demand deposits.

(4)	M2: M1 + peso-denominated savings deposits.

(5)	M3: M2 + all other peso-denominated deposits + total foreign currency denominated deposits, principally in U.S. dollars.

(6)	Consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.

Source: Central Bank.

Liquidity Aggregates(1)
(% change from previous year)

	As of December 31,
	2002	2003	2004	2005	2006
Currency in circulation(2)	80.9%	62.2%	27.1%	29.2%	23.0%
M1(3)	88.7	54.9	29.4	26.8	19.7
M2(4)	91.1	55.7	33.8	24.6	19.1
M3(5)	21	31.5	23.8	19.7	24.6
Monetary base(6)	143.3%	59.1%	13.1%	4.3%	46.3%

(1)
Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the numbers in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.

(3)	M1: Domestic currency in circulation + peso-denominated demand deposits.

(4)	M2: M1 + peso-denominated savings deposits.

(5)	M3: M2 + all other peso-denominated deposits + total foreign currency denominated deposits, principally in U.S. dollars.

(6)	Consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.

Source: Central Bank.

Renewed confidence in the value of the peso in the last six months of 2002, coupled with low inflation and an increase in financial system reserves, drove the increase in all of the liquidity aggregates during this period. The larger increase of M1, M2 and M3 in 2002, as compared to currency in circulation, reflected the return of deposits to the financial system. In 2003, the increase in all of the liquidity aggregates followed the same trends as for 2002, although the larger relative increase of currency in circulation as compared to the other monetary aggregates reflected the redemption of the federal and provincial quasi-currencies from the market. All liquidity aggregates continued to increase in 2004. As of December 31, 2004, M1 had increased by 29.4% since December 2003. M2 increased by 33.8% and M3 by 23.8% during the same period. These increases were due primarily to the increase in economic activity in 2004, as low interest rates and optimism about future economic growth continued to fuel demand for pesos.

In 2005, liquidity aggregates continued to grow, albeit at a slower rate, with currency in circulation increasing by 29.2%, M1 by 26.8%, M2 by 24.6% and M3 by 19.7%. These increases resulted from the improvement in the economy and the general rise in prices.

In 2006, liquidity aggregates continued to grow, though at a slower rate than in 2005. As of December 31, 2006, currency in circulation had increased by 23.0%, M1 by 19.7%, M2 by 19.1% and M3 by 24.6%. As in 2005, these increases were mainly a consequence of the improvement in the level of economic activity and the increase in prices.

Foreign Exchange and International Reserves

Until the collapse of the Convertibility regime in January 2002, the Central Bank regularly intervened in the foreign exchange market, selling and buying dollars as necessary to maintain the peg between the value of the peso and the value of the dollar.

Following the enactment of the Public Emergency Law in January 2002, the Central Bank was no longer legally required to maintain the one-to-one exchange rate between the peso and the U.S. dollar. The law conferred authority on the executive branch to establish the exchange rate and to regulate the foreign exchange market.

The Government initially established a temporary dual exchange rate system, with an official exchange rate for certain types of trade-related transactions and a floating exchange rate for all other transactions. The Government quickly abandoned the temporary dual exchange rate system and allowed the peso exchange rate to float. In 2002, the peso depreciated more than 287% against the dollar, reaching its lowest level of Ps.3.87 per U.S.$1.00 on June 26, 2002.

During 2002, the Central Bank continued to sell dollars in the foreign exchange market, but in a less pronounced manner, with the goal of slowing the devaluation of the peso. As a result, the Central Bank’s international reserves further decreased by 42.3% to U.S.$10.5 billion as of December 31, 2002. Additionally, during 2002 the Central Bank adopted new regulations for foreign exchange transactions designed to increase the demand for pesos and curb the capital outflows. For a description of these regulations see “Monetary System —Restrictions on Foreign Exchange Transactions.”

By the fall of 2002, the devaluation of the peso had triggered a sharp reversal in the external sector’s current account, as imports decreased due primarily to the rise in the prices of foreign goods. The resulting decrease in the balance of payments deficit, combined with the new regulations on foreign exchange transactions, eased the downward pressure on the peso and began to stabilize the exchange rate.

During 2003, the net amount of dollars entering the Argentine economy through trade exceeded the amount of capital leaving the Argentine economy. As a result, the peso began to appreciate in value against the dollar. As of December 31, 2003, the exchange rate had reached Ps.2.93 per U.S.$1.00 and the Central Bank’s international reserves increased by 31.2% to U.S.$13.8 billion.

During 2004, the Central Bank continued to purchase foreign currency in the foreign-exchange market, absorbing the inflow of foreign currencies into the Argentine economy reflected in the country’s balance of payments surplus. As a result the Central Bank’s international reserves increased by 42% to U.S.$19.7 billion as of December 31, 2004.

During 2005, economic growth and the country’s surplus in the balance of payments led the peso to appreciate. In order to prevent a significant appreciation of the peso, the Central Bank continued to intervene in the foreign-exchange market by purchasing foreign currency. As a consequence, as of December 31, 2005, the Central Bank’s international reserves increased 42.9% to U.S.$28 billion. The average exchange rate during 2005 was Ps.2.92 per U.S.$1.00, the lowest since the devaluation of the peso in early 2002.

During 2006, the net amount of dollars liquidated in Argentina through exports declined compared to 2005. This led to a reduction in the Central Bank’s intervention in the foreign-exchange market. Consequently, the peso depreciated slightly against the dollar. As of December 31, 2006, the exchange rate was Ps.3.07 per U.S.$1.00.

The following table sets forth the peso’s exchange rate against the U.S dollar for the periods indicated:

Nominal Exchange Rate
(pesos per U.S. dollar)

	Average	At end of period
2002(1)	3.40	3.36
2003	2.95	2.93
2004	2.94	2.97
2005	2.92	3.03
2006:	3.07	3.07
2007:
January	3.09	3.11
February	3.10	3.10
March	3.10	3.10
April	3.09	3.09
May	3.08	3.08
June	3.08	3.09
July	3.11	3.12
August	3.15	3.16
September	3.15	3.15
October	3.16	3.15
November	3.14	3.14

(1)
From January 1, 2002 until December 31, 2002, the nominal exchange rate used is the “valuation exchange rate” and since January 1, 2003 the exchange rate used is the “reference exchange rate” (both of which are published by the Central Bank).

Source: Central Bank.

Restrictions on Foreign Exchange Transactions

To stem the capital flight and stabilize the peso exchange rate, in 2002 the Central Bank imposed restrictions on foreign exchange transactions and capital outflows from Argentina. Set forth below is a summary of these restrictions.

•	Export and Import Transactions

•
Since February 2002, exporters must exchange the foreign currency proceeds of their export activities for local currency within a certain period after the transaction. This period varies depending on the type of product or service, with the maximum term extending up to 360 days, with an additional 120 days in some cases, after the export transaction.

•
Beginning in February 2002, importers were required to make payments for imported goods (not services) 90 to 180 days in advance. In November 2002, the Central Bank lifted this requirement for capital goods and in March 2003 it began to ease this requirement for all imported goods.

•	Capital Transfers

•
Beginning in the first quarter of 2002, with limited exceptions, purchases of foreign currencies for debt service (including principal and interest payments) and remittance of investment profits had to be authorized by the Central Bank. The Government began easing these requirements in March 2003. Additionally, as of December 31, 2006, recipients of foreign-currency proceeds of financial debts must exchange such proceeds for local currency within 30 to 90 days of their receipt. Moreover, debtors may not purchase foreign currencies for repayment of such debt until 90 days prior to maturity. Foreign currencies, however, may be freely purchased at any time to make interest payments on such debts.

•
Beginning in June 2005, any incurred financial indebtedness or any renewal of existing foreign indebtedness must include a minimum term for repayment of 365 days, prior to which such indebtedness may not be repaid. This restriction does not apply to indebtedness incurred through primary public offerings of debt securities traded in self-regulated markets. In addition, this restriction does not apply to correspondence expenses incurred by entities authorized to perform exchange operations, except if such expenses are part of a financial credit line.

•
Beginning in September 2002, residents’ purchases of foreign currencies in excess of U.S.$100,000 per month for certain transactions (including real estate transactions, portfolio investment and purchases of travelers checks) had to be authorized by the Central Bank. This threshold was subsequently increased several times. In June 2004, however, these limits were temporarily relaxed for portfolio investments made prior to December 31, 2004 by entities of Argentina’s non-financial private sector, if the proceeds from such investments were used to repay certain restructured debt obligations (subject to various restrictions, including a U.S.$40 million per month limit). As of December 31, 2006, the threshold generally stood at U.S.$2,000,000.

•
As of December 31, 2006, non-Argentine residents in Argentina are limited to monthly purchases of foreign currencies of up to U.S.$5,000, except in connection with sales of non-financial direct investments and sales of portfolio investments, which are subject to a U.S.$2,000,000 limit. Any purchases exceeding these limits require previous authorization from the Central Bank.

In addition, in June 2005, the Central Bank imposed a non-remunerated deposit requirement on certain capital inflows of foreign currency. The foreign investor must make a deposit, denominated in U.S. dollars, equal to 30% of the total amount of the foreign currency proceeds from borrowings, with the exception of:

•	sales of foreign assets by Argentine private residents of up to U.S.$2,000,000 per calendar month;

•	foreign-denominated indebtedness of Argentine residents;

•	direct investment contributions;

•	direct or indirect indebtedness to multilateral or bilateral financial organizations or Official Sector Agencies;

•	foreign indebtedness from the financial sector and the non-financial private sector related to:

•	investment in local currency for the repayment of foreign debt capital; or

•	direct investment by Argentine residents in foreign companies;

•	foreign indebtedness from the non-financial private sector that:

•	is scheduled to be fully repaid in an average of at least two years; and

•	is directed to investment in non-financial assets of the private sector;

•	foreign indebtedness scheduled to be fully repaid in an average of at least two years and directed to financing micro businesses that comply with certain business purpose requirements;

•	foreign indebtedness for exports financing;

•	portfolio investments for the repayment of debt and the payment of imports; and

•	sales of foreign assets by Argentine private residents for the purpose of primary purchases of bonds issued by the Government to obtain foreign currency for the repayment of public debt.

Inflation

Prior to the adoption of the Convertibility regime, Argentina had been plagued by high inflation. By the late 1980s, Argentina was facing its latest bout of hyperinflation, with the CPI increasing by 1,344% in 1990. The restrictions imposed by the Convertibility regime brought hyperinflation to an end.

The downturn in economic activity starting in the last quarter of 1998 brought about price deflation. Price deflation tended to discourage consumption and put downward pressure on wages. This in turn undermined the ability of debtors to repay debts, increasing the bad-loan portfolio of the banking sector.

Deflation in both consumer and wholesale prices came to an end in 2002 with the devaluation of the peso, which resulted in a significant increase in the price of foreign goods. The sharp rise in the price of imports created inflationary pressures in the Argentine economy, prompting a significant rise in both consumer and wholesale prices. In 2002, the CPI increased 41% and the WPI increased 118%.

The rate of inflation stabilized during 2003, due primarily to the appreciation of the peso and prudent fiscal policy. During 2003, the CPI increased 3.7% and the WPI increased 2.0% from the previous year. During 2004, the CPI increased by 6.1% and the WPI 7.9% from the previous year. This inflation reflected the continued increase in private consumption during 2004. During 2005, the CPI increased 12.3% and the WPI increased 10.7% from the previous year. This inflation was mainly the result of the increase in the level of economic activity, which applied upward pressure on the demand for goods and services.

In 2006, prices increased at a lower pace as compared to 2005. The CPI accumulated an increase of 9.8% from December 31, 2005 to December 31, 2006. The WPI increased 7.1% in the same period. This slower inflation was due to a more restrictive monetary policy and voluntary price freeze agreements between the Government and private companies in certain sectors.

The following table sets forth inflation rates for the periods specified:

Inflation(1)
(% change from previous period, unless otherwise specified)

	Consumer Price Index	Wholesale Price Index
2002	41.0	118.0
2003	3.7	2.0
2004	6.1	7.9
2005	12.3	10.7
2006:	9.8	7.1
2007:(2)
January	1.1	0.4
February	0.3	0.8
March	0.8	0.5
Accumulated during the first three months of 2007	2.2	1.7

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month as compared to the prior month.

(2)	Preliminary figures for Wholesale Price Index.

Source: Ministry of Economy.

Regulation of the Financial Sector

The Financial Institutions Law confers significant power on the Central Bank to regulate the financial sector. These powers include authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations that further the intent of the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendency of Financial Institutions, which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions, and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

Measures Adopted During the Economic Crisis

Restrictions on bank withdrawals and rescheduling of deposits. To face the threat of a collapse of the banking sector, in December 2001 and February 2002 the Government imposed the following strict limits on bank withdrawals:

•
The “corralito.” The first wave of restrictions on deposits, known as the “corralito,” froze all dollar- and peso-denominated demand deposits. Depositors were permitted to withdraw a maximum of U.S.$250 or Ps.250 per depositor per week (later increased to Ps.300 per week or Ps.1,200 per month, except for accounts where salaries were deposited directly by an employer, which were subject to a Ps.1,500 monthly limit).

•
The “corralón.” The second wave of restrictions on deposits, known as the “corralón,” froze and rescheduled all term deposits in excess of Ps.3,000. The Government extended the maturity of these term deposits and ordered that they be repaid in installments. The repayment schedules varied depending on the amount of the deposit and its original denomination, with dollar-denominated deposits subject to lengthier extensions. Additionally, under the corralón the Government also converted demand deposits over a certain amount into term deposits.

Along with the corralito and the corralón, the Government set limits on the extension of credit, briefly precluding banks from issuing loans in pesos and requiring that loans in excess of U.S.$1,000 be credited to accounts held at financial institutions.

The restrictions imposed by the corralito and the corralón shielded banks from further massive withdrawals and reduced capital flight.

Pesification. Under the Convertibility regime, a large portion of the debt obligations within the Argentine economy were denominated in dollars. The collapse of the Convertibility regime and subsequent devaluation of the peso threatened to bring about the insolvency of many individuals and institutions owing foreign-currency denominated debts in Argentina. To relieve this situation, in February 2002 the Government ordered the pesification of the economy, which consisted primarily of the following measures:

•
The conversion of debts. The Government ordered the conversion into pesos at a rate of Ps.1.00 per U.S.$1.00 of substantially all foreign-currency denominated, Argentine-law governed debts owed to financial institutions (except those owed by public sector entities or other financial institutions). This conversion was subject to adjustments for inflation based on the CER or CVS, as applicable.

•
The conversion of deposits. The Government also ordered the conversion of substantially all foreign-currency denominated deposits into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER.

•
The Government issued to banks a new type of financial instrument, known as a Boden Compensation (Boden 2007 and Boden 2012), to compensate them for losses they incurred as a result of the difference between their pesified assets and their pesified liabilities (known as “asymmetric pesification”).

•
In addition to the Boden Compensation, in May 2002 the Government issued a new type of bond (Boden 2012), known as the Boden Coverage, to compensate banks for losses they incurred (based on their balance sheets as of December 31, 2001) reflecting any amounts by which their remaining foreign-currency denominated liabilities not subject to pesification exceeded their remaining foreign-currency denominated assets not subject to pesification.

•
In October 2003, the Government authorized the issuance of an additional Boden (Boden 2013) to compensate financial institutions for losses they might have incurred (based on their balance sheets as of December 31, 2001) reflecting any amounts by which their CER-indexed liabilities may have exceeded their CVS-linked assets, to the extent that differences in the applicability of each of the two indexes generated such a difference.

The different exchange rates applied to the conversion of foreign-currency denominated deposits and loans, resulting in a substantial decrease of banks’ assets relative to their liabilities, caused banks to suffer heavy losses. This exchange rate disparity, along with increases in the banks’ bad-loan portfolios and the decline in value of their substantial holdings of Government debt, left much of the sector virtually insolvent.

Litigation resulting from withdrawal restrictions and pesification. The restrictions on bank withdrawals and the pesification of deposits in 2002 resulted in depositors bringing thousands of cases before the Argentine courts. The cases were brought by two different types of claimants. The first type of claimant had refused to accept any of the compensation offered by the Government and/or financial institutions in relation to the restrictions on bank withdrawals and the pesification. These claimants sought the return of the original value of their deposits from the respective financial institutions. The second type of claimant had accepted the compensation offered by the Government and/or financial institutions, but later sought the difference between this compensation and the amount that they would otherwise have been entitled to receive at market exchange rates.

On February 1, 2002, the Argentine Supreme Court ruled that the restrictions on demand deposit withdrawals were unconstitutional in a case involving deposits of an individual depositor with Banco de Galicia y Buenos Aires. The following day, the Government suspended for 180 days all judicial challenges to the freeze on deposits, a decision also disputed as unconstitutional by claimants.

The court decisions finding the limits on withdrawals illegal and the uncertainty as to what additional restrictions the Government might impose contributed to the uncertain outlook of the banking system in 2002. On March 5, 2003, the Supreme Court ruled that the Government’s conversion of U.S. dollar-denominated deposits into pesos, as well as its 180-day suspension of judicial challenges, was unconstitutional in the case of deposits of the province of San Luis with Banco de la Nación Argentina. The decision provided a 60-day period during which the contending parties were to agree upon the distribution of compensation pursuant to the court’s decision. The San Luis decision has no binding effect in other cases, only over the parties involved in the controversy. There have been no further decisions in line with the San Luis decision.

On July 13, 2004, the Supreme Court issued a decision in the case of a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar. The claimant sought the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion. The Court denied the claimant’s request. Prior to this decision, many lower courts had ruled in favor of the claimant in similar cases. In a more recent case, however, the Supreme Court issued a decision in which it upheld the constitutionality of pesification. On October 26, 2004, the Argentine Supreme Court ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001. As in the San Luis decision, the decision in each of these cases was limited in its application to the parties involved in the controversy and has no binding effect on other litigants. Most recently, on December 27, 2006, the Supreme Court upheld the 2002 pesification decree but ordered banks to reimburse depositors whose accounts had still been frozen with an amount in local currency equivalent to the real value of their deposits in December 2001. The decision settled outstanding complaints by about 50,000 depositors.

Compensation for pesification and rescheduling of deposits. To compensate depositors for the pesification and rescheduling of their deposits, during the course of 2002 and 2003 the Government in two separate phases gave depositors the option of exchanging their rescheduled deposits for various kinds of financial instruments intended to increase liquidity in the financial system. In the first phase, these financial instruments included the following:

•
Boden Depositor. Government bonds (Boden 2005, Boden 2007 and Boden 2012) with various maturities and denominated in either dollars or pesos depending on the denomination of the original rescheduled deposit. They could be used for certain economic transactions, such as real estate transactions, vehicle purchases, construction transactions and repayment of certain bank loans and certain taxes owed to the Government.

•
Cedros. Negotiable instruments issued by financial institutions that represent a claim on the rescheduled deposit, which could be used to repay certain bank loans. Cedros are not backed by the Government and trade on the Buenos Aires Stock Exchange.

In the second phase of the exchange, these financial instruments included the following:

•
Boden Depositor. During the second phase, depositors that had received Cedros in the first phase had the option to exchange those Cedros for dollar-denominated Boden Depositor (Boden 2006 and Boden 2013) with different financial terms from those offered in the first phase. The Boden 2006 and Boden 2013 include an option of the holder to sell to the financial institution holding the original deposit the right to future payments of principal or interest on these bonds at a rate of Ps.1.40 per U.S.$1.00 plus CER.

•
Fixed-term notes. Peso-denominated notes issued by financial institutions with a nominal value equal to the pesified value of the rescheduled deposit plus CER. The Government issued an option to provide holders with the peso-plus-CER value in respect of payments on the notes.

Easing of Restrictions During Economic Recovery

As the demand for pesos recovered in the fall of 2002, easing the pressure of capital flight from the Argentine economy and its banking system, the Government lifted all restrictions on withdrawals of demand deposits in November 2002.

Similarly, in April 2003, depositors were permitted to withdraw their term deposits, subject to the following requirements:

•	Deposits originally denominated in pesos. Depositors could freely access term deposits that were originally denominated in pesos.

•
Deposits originally denominated in foreign currencies. With respect to deposits originally made in foreign currencies and converted into pesos, depositors had the various options, which depended on the amount of the deposit, of receiving a combination of cash, term deposits and Government bonds.

Some depositors chose not to withdraw their deposits in order to preserve the original value of the account in its original currency in hopes of pursuing a lawsuit against the Government. Restrictions on withdrawals are no longer in effect.

Composition of the Financial Sector

The number of financial institutions in Argentina began to decrease in the late 1990s, as significant consolidation took place in this sector in response to the liquidity crisis triggered by the devaluation of the Mexican peso in 1994. From January 1, 2001, through December 31, 2003, the number of financial institutions in Argentina declined due to the rise in non-performing loans caused by the recession, the liquidity crisis triggered by the run on deposits beginning in 2001, and the measures implemented by the Government to regulate the financial sector during and after the collapse of the Convertibility regime. As of December 31, 2006, there were 90 financial institutions operating in Argentina. Foreign participation in the sector also declined from 42 foreign entities as of December 31, 2002, to 35 foreign entities as of December 31, 2006.

The following table sets forth the number of financial institutions operating in Argentina as of the dates specified:

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	2002	2003	2004	2005	2006
State-owned banks(1)	16	15	14	13	12
Private banks	62	60	59	58	60
Financial entities other than banks	21	21	18	18	18
Total	99	96	91	89	90

(1)	National, provincial and municipal.

Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	2002	2003	2004	2005	2006
National institutions(1)	57	56	55	54	55
Foreign-owned institutions(2)	42	40	36	35	35
Total	99	96	91	89	90

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).

(2)	Includes private foreign banks and other foreign financial entities other than banks.

Source: Central Bank.

Assets and Liabilities of the Financial System

The financial system has shown promising signs of recovery from the 2001-2002 crisis. Net assets have shown an upward trend since 2004. The quality of these bank assets, as well as bank profitability, have also improved since 2002. Deposits have dramatically increased, with the 2006 year-end total deposits more than double those at the end of 2002. Private sector lending has steadily increased over the past three years and mortgage lending in particular grew by 17% in 2006. A positive outlook for employment and salary growth is expected to continue this upward trend in 2007.

There are still some vulnerabilities in the financial sector, such as the declining but still high exposure of banks to the public sector. To address this, the Central Bank has created new incentives to stimulate the mortgage market and increase lending to the private sector. For example, the Central Bank eased capital requirements for mortgage loans up to Ps.200 million and introduced streamlined systems of screening and credit scoring for mortgage lenders. Also the Central Bank recently restricted banks’ ability to lend to the public sector. Effective July 2007, public sector lending may compose no more than 35% (reduced from 40%) of a bank’s total loan portfolio. The Central Bank expects these and other policies to continue improving the financial sector over the short term.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified:

Total Assets and Liabilities of the Financial System by Type of Institution
(in millions of pesos)

	As of December 31,
	2002		2003		2004		2005		2006
State-owned banks(1)
Assets	Ps.	71,147	Ps.	78,801	Ps.	85,677	Ps.	92,064	Ps.	102,563
Liabilities		61,745		67,539		77,436		82,912		91,382
Net		9,402		7,262		8,241		9,153		11,181
Private banks
Assets		114,617		109,426		125,194		127,837		152,409
Liabilities		98,980		94,860		110,389		110,891		131,437
Net		15,637		14,566		14,805		16,947		20,972
Financial entities other than banks
Assets		1,778		1,677		1,692		2,061		3,48
Liabilities		726		679		858		1,242		2,415
Net		1,053		998		834		819		1,070
Total assets and liabilities
Assets		187,542		185,904		212,562		221,963		258,457
Liabilities		161,451		163,078		188,683		195,045		225,234
Total net	Ps.	26,091	Ps.	22,826	Ps.	23,879	Ps.	26,918	Ps.	33,222

(1)	National, provincial and municipal.

Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution
(% change from previous period)

	As of December 31,
	2002	2003	2004	2005	2006
State-owned banks(1)
Assets	80.9%	2.8%	14.5%	7.5%	11.4%
Liabilities	75.4	8.4	14.7	7.1	10.2
Net	127.1	(33.9)	13.5	11.1	22.2
Private banks
Assets	38.7	(2.3)	14.4	2.1	19.2
Liabilities	39.1	(1.7)	14.7	0.5	18.5
Net	36.2	(5.7)	1.6	14.5	23.8
Financial entities other than banks
Assets	(11.0)	(5.1)	0.9	21.9	69.1
Liabilities	(45.5)	(3.3)	26.4	44.9	94.4
Net	57.9	(6.3)	(16.5)	(1.8)	30.6
Total assets and liabilities
Assets	51.3	(0.4)	14.3	4.4	16.4
Liabilities	49.9	2.2	15.7	3.4	15.5
Total net	60.2%	(15.9)%	4.6%	12.7%	23.4%

(1)	National, provincial and municipal.

Source: Central Bank.

Assets

In 2002, total assets of the financial system, if measured in U.S. dollars, decreased 55.0% (to U.S.$55.8 billion), due to the combined effect of the pesification of loans and Government bonds and the devaluation of the peso. Measured in peso terms, however, total assets of the financial system increased to Ps.187.5 billion.

In 2003, total assets of the financial system, if measured in U.S. dollars, increased by 13.7% to U.S.$63.4 billion. In peso terms, however, total assets decreased by 0.9%, from Ps.187.5 billion on December 31, 2002 to Ps.185.9 billion on December 31, 2003. This decrease in assets resulted from:

•
a decrease in credit to the non-financial private sector. This decrease was primarily attributable to the measures that the Government adopted following the pesification and devaluation, including the CER adjustment in August 2002 of a portion of outstanding loans to the non-financial public sector;

•	the permitted use of Government securities for payment through May 2002 of certain unpaid and overdue debt obligations; and

•	the permitted use of Cedros and Boden Depositor to pay certain debts to financial institutions.

Total assets of the financial system (measured in U.S. dollars) increased 12.8% in 2004, to U.S.$71.6 billion. In peso terms, total assets of the financial system increased 14.3% in 2004, to Ps.212.6 billion as of December 31, 2004. In 2005, total assets of the financial system continued their upward trend, increasing in U.S. dollar terms, 2.4% to U.S.$73.3 billion, and 4.4% in peso terms to Ps.222 billion. During 2006, total assets continued to increase. In U.S. dollar terms, they increased 14.9% to U.S.$84.2 billion, and 16.4% in peso terms to Ps.258.4 billion.

Throughout the period, starting in 2003 with the beginning of the economic recovery, the growth of financial system assets reflected improving confidence in the financial system and rising economic activity.

Loan Portfolio and Risk Profile

In 2002, as the economy suffered, credit to the non-financial private sector declined 26.0% to Ps.38.5 billion. This decline in total outstanding credit to the non-financial private sector was due in part to the repayment of outstanding loans in that year. First, the Government announced in February 2002 that in August 2002 a portion of outstanding loans to the non-financial private sector would be adjusted by the CER. Foreseeing an increase in the outstanding amount of their debt obligations, affected debtors began to pay their outstanding obligations to financial institutions at a more rapid pace after the announcement. Second, until May 2002, debtors were permitted to pay unpaid and overdue debt obligations with certain Government securities. After banks’ issuance of Cedros in exchange for rescheduled deposits and the Government’s issuance of Boden Depositor as compensation for the rescheduling of deposits, holders of these instruments were permitted to use them to pay certain debt obligations to financial institutions. In 2002, total credit increased 3.8% to Ps.72.8 billion, despite the decrease in non-financial private sector credit, reflecting a substantial increase in public sector credit.

In 2003, outstanding credit to the non-financial private sector continued to decline due to the same factors that contributed to the 2002 decline. The decline in 2003 was offset in part by an increase in domestic demand, which led to more loans to individuals and short-term loans to businesses, and in part by the stabilization of the peso, which, coupled with the creation of a new CER-adjusted loan instrument, decreased banks’ uncertainty with respect to lending (thereby driving down interest rates). In 2003, total credit decreased 19.3% to Ps.58.8 billion, reflecting reduced credit to both the private and public sectors.

In 2004, the total level of credit provided by Argentina’s financial system began to show signs of recovery. The recovery was primarily a result of rising confidence in the financial system after the crisis, and the general improvement in economic activity, which resulted in an increase in loans to individuals and businesses. Outstanding credit to the non-financial private sector increased 24.1% to Ps. 41.1 billion. Total credit increased 12.4% to Ps.66.1 billion.

The trend continued in 2005, with an increase of 36.1% in outstanding credit to the non-financial private sector. Total credit in that period also increased 19.9%, from Ps. 66.1 billion as of December 31, 2004 to Ps.79.2 billion as of December 31, 2005. During 2006, credit continued to increase. As of December 31, 2006, outstanding credit to the non-financial private sector had increased 39.3% to Ps.77.8 billion and total credit had increased 25.7% to Ps.99.6 billion. This increase was also caused primarily by the improvement in the levels of economic activity.

In 2002, following the Government’s default on its debt, credit to the public sector increased 95.4% to Ps.44.3 billion, which was provided primarily by state-owned banks to finance the public sector’s fiscal deficits. In 2003, credit to the public sector decreased 24.6% to Ps.33.4 billion and in 2004, decreased 7.7% to Ps.30.9 billion. These decreases reflected the fiscal surplus achieved by the Government in each of those years. The trend continued during 2005 and 2006, and credit to the non-financial public sector decreased 16.3% to Ps.25.8 billion as of December 31, 2005 and 19.3% to Ps.20.9 billion as of December 31, 2006.

The recovery of the economy and the stabilization of the exchange rate in 2003 also had a positive effect on the risk classification of the assets of the financial system, with fewer than 1% of outstanding loans classified as irrecoverable in 2003. Risk classification remained stable from 2004 through 2006, with fewer than 1% of all outstanding loans classified as irrecoverable throughout that period.

The following tables set forth loan data by type of institution in the financial sector as of the dates specified:

Outstanding Loans by Type of Financial Institution
(in millions of pesos)

	As of December 31,
	2002		2003		2004		2005		2006
State-owned banks(1)	Ps.	28,429	Ps.	18,180	Ps.	19,096	Ps.	24,472	Ps.	29,897
Private banks		43,958		40,126		46,155		53,326		67,063
Financial entities other than banks		453		494		866		1,444		2,663
Total	Ps.	72,840	Ps.	58,800	Ps.	66,117	Ps.	79,241	Ps.	99,623

(1)	National, provincial and municipal.

Source: Central Bank.

Outstanding Loans by Type of Financial Institution
(as a % of total)

	As of December 31,
	2002	2003	2004	2005	2006
State-owned banks(1)	39.0%	30.9%	28.9%	30.9%	30.0%
Private banks	60.3	68.2	69.8	67.3	67.3
Financial entities other than banks	0.6	0.8	1.3	1.8	2.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	National, provincial and municipal.

Source: Central Bank.

Allocation of Outstanding Loans by Sector
(in millions of pesos)

	As of December 31,
	2002		2003		2004		2005		2006
Non-Financial public sector	Ps.	44,337	Ps.	33,430	Ps.	30,866	Ps.	25,836	Ps.	20,857
Financial sector (public and private)		1,985		1,485		1,697		2,450		4,942
Non-Financial private sector		38,470		33,069		41,054		55,885		77,824
Provisions for doubtful accounts		(11,952)		(9,185)		(7,500)		(4,930)		(4,001)
Total	Ps.	72,840	Ps.	58,800	Ps.	66,117	Ps.	79,241	Ps.	99,623

Source: Central Bank.

Allocation of Outstanding Loans by Sector
(% change from previous year)

	As of December 31,
	2002	2003	2004	2005	2006
Non-Financial public sector	95.4%	(24.6)%	(7.7)%	(16.3)%	(19.3)%
Financial sector (public and private)	(24.2)	(25.2)	14.3	44.3	101.7
Non-Financial private sector	(26.0)	(14.0)	24.1	36.1	39.3
Provisions for doubtful accounts	67.7	(23.2)	(18.3)	(34.3)	(18.8)
Total	3.8%	(19.3)%	12.4%	19.9%	25.7%

Source: Central Bank.

The following table sets forth information regarding loans of the financial system by risk category and type of institution:

Risk Classification of Aggregate Assets of the Financial System
by Type of Institution
(as a % of total loans, as of December 31, 2006)

	Public Banks (7)	Private Banks	Financial Companies	Credit Unions	Financial System
Risk category:
Current(1)	94.0%	95.9%	92.4%	86.0%	95.2%
Potentially Problematic:
Under observation and inadequate payment(2)	1.7	1.3	2.6	4.9	1.5
Under negotiation or restructuring(3)	1.1	0.7	1.2	2.8	0.8
Problematic(4)	1.5	1.2	2.3	3.8	1.3
Insolvent(5)	1.6	0.9	1.3	2.3	1.1
Irrecoverable(6)	0.1	0.1	0.2	0.2	0.1
Total	100%	100%	100%	100%	100%

(1)
Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendency of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)
Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendency of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)
Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendency of Financial Institutions requires loan-loss reserves of 6% (with guarantees) and 12% (without guarantees) for these loans.

(4)
Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendency of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(5)
Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendency of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(6)
Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendency of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(7)	National, provincial and municipal.

Source: Central Bank.

Deposits

During the first six months of 2002, despite the restrictions on bank withdrawals, the level of deposits declined, albeit at a reduced rate from 2001. During the last six months of the year, as the peso/dollar exchange rate and the inflation rate stabilized, the level of deposits began to increase. Two additional factors contributed to this trend in the last six months of the year:

•	the high level of interest rates paid by banks on deposits, reflecting their efforts to preserve their liquidity; and

•	the low levels of interest rates in the United States and other countries, which discouraged transfers of funds abroad.

These improved conditions allowed the Government to begin lifting restrictions on bank withdrawals in November 2002. As of December 31, 2002, total deposits in the Argentine banking system had increased by 12.9% to Ps.75.0 billion, from Ps.66.4 billion as of December 31, 2001. In 2002, the preference of the non-financial private sector for more liquid accounts was again reflected by the decline in term deposits, while overall deposits grew at a modest 7.2%. The growth in overall deposits in 2002, attributable to increased confidence in the peso/dollar exchange rate, the inflation rate, and the financial system overall, was offset in part as a result of the use of deposits (in the form of bank-issued Cedros) to cancel certain debt obligations with banks as well as the exchange of deposits for Government-issued Boden Depositor.

In 2003, the ongoing recovery of the Argentine economy, the appreciation of the peso, the reduction in inflation and the improved liquidity of the financial system resulted in a rise in the total amount of deposits. As of December 31, 2003, total deposits had increased by 24% to Ps.93 billion, compared to Ps.75.0 billion as of December 31, 2002. All types of deposits of the non-financial private sector increased in 2003, led by an increase of 68.8% in long term deposits and 78.1% in savings accounts, reflecting a shift toward longer-term instruments as investor confidence in the financial sector continued to recover.

In 2004, total deposits in Argentina’s banking system increased by 25.4% to Ps.116.7 billion. Non-financial public sector deposits increased by 97.2% and non-financial private sector deposits increased by 10.5% during this period. The increase in deposits of the non-financial private sector reflected a 0.1% increase in demand deposits and a 98.1% increase in savings accounts. Term deposits increased by 9.2% during this period. The continued increase in deposits reflected the improvement of the fiscal accounts, and the general improvement in economic activity.

During 2005, the total deposits of the non-financial public sector continued to be high relative to levels during the crisis. During that period, deposits of the non-financial public sector increased by only 7.5% (a lower rate of increase than in previous years), mainly as a result of the substantial cash payment that the Government made in connection with the 2005 Debt Exchange. Deposits by the non-financial private sector increased by 20.6% in 2005, from Ps.84.3 billion as of December 31, 2004 to Ps.101.6 billion as of December 31, 2005. Demand deposits increased by 27%, deposits in savings accounts increased by 22.7% and term deposits increased by 22.6% in that period. Total deposits in Argentina’s banking system increased by 17% in 2005.

During 2006, deposits continued their upward trend. Non-financial public sector deposits increased by 34.7% from 2005 to 2006. Deposits by the non-financial private sector increased by 22.2%, demand deposits increased by 14.5%, deposits in savings accounts increased by 25.7% and term deposits increased 26.7% in 2006. The increase in deposits in 2006 reflected the improvement of public sector finances and the high levels of economic activity.

The following tables set forth information on total deposits in the financial sector as of the dates specified:

Deposits by Type of Financial Institution
(in millions of pesos)

	As of December 31,
	2002		2003		2004		2005		2006
State-owned banks(1)	Ps.	32,851	Ps.	44,860	Ps.	55,680	Ps.	61,708	Ps.	76,487
Private banks		41,954		47,943		60,765		74,495		94,074
Financial entities other than banks		196		216		211		289		495
Total	Ps.	75,001	Ps.	93,019	Ps.	116,655	Ps.	136,493	Ps.	171,056

(1)	National, provincial and municipal.

Source: Central Bank.

Deposits by Type of Financial Institution
(as a % of total)

	As of December 31,
	2002	2003	2004	2005	2006
State-owned banks(1)	43.8%	48.2%	47.7%	45.2%	44.7%
Private banks	55.9	51.5	52.1	54.6	55.0
Financial entities other than banks	0.3	0.2	0.2	0.2	0.3
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	National, provincial and municipal.

Source: Central Bank.

Deposits by Sector and by Type of Deposit
(in millions of pesos)

	As of December 31,
	2002		2003		2004		2005		2006
Non-financial public sector	Ps.	8,497	Ps.	16,087	Ps.	31,720	Ps.	34,108	Ps.	45,931
Financial sector (public and private)		289		652		670		737		944
Non-financial private sector		66,215		76,281		84,266		101,647		124,180
Demand Deposits		15,913		20,746		20,763		26,362		30,175
Savings Accounts		6,019		10,722		21,243		26,057		32,754
Term Deposits		19,674		33,208		36,264		44,445		56,291
Others		24,609		11,604		5,996		4,784		4,960
Total Deposits	Ps.	75,001	Ps.	93,019	Ps.	116,656	Ps.	136,493	Ps.	171,056

Source: Central Bank.

Deposits by Sector and by Type of Deposit
(% change from previous year)

	As of December 31,
	2002	2003	2004	2005	2006
Non-financial public sector	96.4%	89.3%	97.2%	7.5%	34.7%
Financial sector (public and private)	(17.9)	125.5	2.8	10.1	28.1
Non-financial private sector	7.2	15.2	10.5	20.6	22.2
Demand Deposits	19.9	30.4	0.1	27.0	14.5
Savings Accounts	(60.8)	78.1	98.1	22.7	25.7
Term Deposits	(31.5)	68.8	9.2	22.6	26.7
Others	456.5	(52.8)	(48.3)	(20.2)	3.7
Total Deposits	12.9%	24.0%	25.4%	17.0%	25.3%

Source: Central Bank.

Interest Rates

Interest Rates on Bank Loans

For most of 2002, no representative market interest rates existed due to the freeze on deposits and the stagnation of lending activity, although 2002 figures indicate that interest rates continued to increase in that year. For 2002, prime rates on peso-denominated loans averaged 53.0% and dollar-denominated 30-day loans averaged 20.6%. Interest rates on peso-denominated interbank loans rose to 41.4%, and interest rates on dollar-denominated interbank loans declined to 11.0% in 2002. The overall increase in interest rates in 2002—despite more Central Bank credit extended to the banking system and the expansion of the monetary base— reflected both the heightened risk of defaults due to an uncertain economic outlook and banks’ efforts to retain deposits by offering higher rates. The Central Bank was hampered in its ability to affect interest rates through monetary policy because of the low lending and investment rates at the peak of the economic crisis in the first six months of 2002.

Interest rates have declined significantly from the 2002 peaks due to the following factors:

•
the combined effect of the appreciation of the peso and the stabilization of the inflation rate. As expectations grew that the value of the peso would continue to increase, both in terms of other currencies and in terms of domestic purchasing power, the cost of capital decreased;

•	the greater liquidity of the banking sector, resulting primarily from the rise in deposits; and

•	the improved economic outlook from 2003 onwards.

From 2004 to 2006, the Central Bank gradually raised interest rates as part of its restrictive monetary policy. As of December 31, 2006, the average prime rate on peso-denominated 30-day loans was 8.6% and the interbank rate on peso-denominated loans was 7.2%.

The following table sets forth information regarding average interest rates on bank loans for the periods specified:

Interest Rates on Bank Loans
(nominal annual interest rate)

	2002	2003	2004	2005	2006
Domestic currency:
Interbank(1)	41.4%	3.8%	2.0%	4.1%	7.2%
Prime(2)	53.0	19.1	6.8	6.2	8.6

Foreign currency:
Interbank(1)	11.0	1.7	0.6	1.4	2.7
Prime(2)	20.6	n/a	n/a	n/a	n/a

(1)	Average interbank rate.

(2)	Average prime rate. Represents 30-day prime rate.

Source: Central Bank.

Interest Rates on Deposits

In 2002, interest rates on peso-denominated deposits increased as banks struggled to attract deposits in light of the Government’s restrictions on access to bank accounts. The average rate paid on peso deposits rose to 32.0% in 2002, with the rate on peso-denominated term deposits rising to 39.3%. Rates on foreign-currency denominated deposits declined in 2002 to 4.2%.

In 2003, interest rates on deposits decreased primarily due to the increase in deposits that stemmed from the renewed confidence in the banking sector and stability in the peso’s exchange rate. In 2003, average rates on peso-denominated deposits decreased to 7.9% and average rates on foreign-currency denominated deposits decreased to 0.9%.

In 2004, interest rates dropped sharply. In 2004, peso-denominated interest rates on term deposits averaged 2.7% (compared to 10.5% the year before) while the average interest rate for savings accounts was 0.7%. For dollar-denominated deposits, the average term deposit interest rate reached 0.4%, while the figure for savings accounts was 0.1%.

In 2005, interest rates on peso-denominated deposits (except for deposits in savings accounts) showed an increase, reflecting a more restrictive monetary policy. The average interest for term deposits rose from 2.7% to 3.9%. Interest rates in foreign currency-denominated deposits remained stable, showing only a slight decrease.

During 2006, interest rates continued to rise. As of December 31, 2006, the average interest for term deposits had increased from 3.9% to 6.7%. For dollar-denominated deposits, the average term deposit interest rate rose from 0.5% to 1.0%. As in 2005, the implementation of a more restrictive monetary policy caused the rise in interest rates.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified:

Interest Rates on Deposits and LEBACs
(nominal annual interest rate)

	2002	2003	2004	2005	2006
Domestic currency:
Savings deposits	6.4%	1.3%	0.7%	0.8%	0.8%
Term deposits(1)	39.3	10.5	2.7	3.9	6.7
Average deposit rate(2)	32.0	7.9	1.9	2.6	4.3
LEBAC(3)	67.9	8.3	5.9	6.5	9.2

Foreign currency:
Savings deposits	2.0	1.0	0.1	0.1	0.1
Term deposits(1)	4.4	0.9	0.4	0.5	1.0
Average deposit rate(2)	4.2	0.9	0.2	0.3	0.5
LEBAC(4)	5.8%	n/a	0.0%	3.9%	5.2%

(1)	Weighted average interest rate on all term deposits.

(2)	Weighted average interest rate on term deposits plus savings deposits.

(3)
Average annual rate using 14-day LEBACs issued through November 2002 and, from November 2002 through June 30, 2003 to end June using the average rate on 28- and 35-day. Years 2004, 2005 through June 30, 2006 all-term LEBAC rates.

(4)	Average annual rate on 14-day LEBAC for year 2002 and all-term average rate for year 2005.

Source: Central Bank.

Securities Markets

Since the early 1990s, Argentina has had active bond and equities markets. Trading on the Argentine stock market is dominated by Government bonds, followed by trading of corporate equity securities and corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity, although futures trading has increased somewhat since mid-2002 due to the development of the futures trading market.

Regulation of the Securities Markets

The markets are regulated by the Comisión Nacional de Valores (the National Securities Commission, or “CNV”), the stock exchanges and Caja de Valores, a clearinghouse. The CNV regulates all agents that carry out transactions in Argentina’s public securities markets and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities. There are 10 stock exchanges in Argentina, six of which are authorized to quote securities: Buenos Aires, Córdoba, Mendoza, Del Litoral (Santa Fe), La Rioja and Rosario. The oldest and largest is the Buenos Aires Stock Exchange, which was founded in 1854. Argentina also has an electronic trading system known as the Mercado Abierto Electrónico or “MAE,” on which bonds also trade. In addition, several rating agencies operate in Argentina.

Since 1989, the Government has introduced substantial reforms in the capital markets to promote foreign investment. The elimination of restrictions on foreign capital transactions allowed foreign investors greater access to the Argentine securities markets. The Government subsequently created a framework to permit the introduction of non-bank financial products into the financial system, increasing the number of alternative investment vehicles available to foreign investors. During the 1990s, Argentina’s active bond and equities markets attracted significant amounts of portfolio investment from abroad, fueling the expansion of the country’s capital markets.

In 2002, the Merval Index rose by 78.0% to 525 points and in 2003 it rose 104.2% to 1072, as the economic recovery fueled increased investment and as investors turned back to the bond and equities markets as alternatives to Argentina’s banking system.

In 2004 and 2005, the Merval Index continued its upward trend, surpassing the 1500 point barrier, primarily as a result of the economic recovery, which fuelled an increase in domestic investment. The index accumulated an increase of 28.3% in 2004 and 12.2% in 2005. In 2006, the Merval Index accumulated an increase of 35.5%.

The total value, or market capitalization, of Argentina’s securities markets for equities as of December 31, 2006, was U.S.$399.8 billion.

Pension Funds and Mutual Funds

Individuals, pension funds and mutual funds constitute the largest groups of investors in Argentina’s capital markets. Argentine law limits investment by banks and insurance companies in the equity markets. The development of mutual funds and the increase in the assets of Argentine institutional pension funds have created a broader domestic capital market and increased the level of activity on the Buenos Aires Stock Exchange. Since the reform of the social security system in 1994, total assets managed by pension funds have grown significantly.

Several government measures in 2001 and 2002 significantly affected the assets of Argentina’s pension funds. These measures included:

•	the pesification of previously foreign-currency denominated Government debt securities held by the pension funds;

•	the replacement of certain deposit accounts owned by the pension funds by Boden; and

•	the replacement of other assets with Government guaranteed loans.

Additionally, during the economic crisis private pension funds were invested heavily in Government debt instruments. The Government’s suspension of debt payments encompassed a substantial portion of the Government debt held by the private pension funds.

In 2002, total assets managed by pension funds rose to Ps.40.1 billion due to the pesification of most pension funds’ assets, resulting in an increase in the peso-denominated value of those assets, and the valuation of certain equity assets at market prices. Pension funds’ holdings of Government debt securities continued to be valued at their principal amounts due at maturity. In 2003, pension funds’ assets increased 17.2% from Ps.40.1 billion at December 31, 2002 to Ps.47 billion at December 31, 2003. This increase was attributable in part to the rise in mandatory contributions from employees from 5% to 7% of their salaries and to a lesser extent to the general increase in contributions attributable to an increase in wages in Argentina.

In 2004, pension funds’ assets increased 15.5% to Ps.54.3 billion as a result of the increase in available funds and in investments. This also led to a 25.6% growth in pension funds’ assets in 2005. During 2006, the assets of the pension funds grew 32% to Ps.89.6 billion. This increase was the mixed result of the decrease of available funds and the increase in investments.

As of December 31, of 2003, the investment portfolio of the pension funds increased to Ps.46.2 billion, of which 67% was in public securities issued by the national government, 11.3% was in equity in private corporations and 9.8% was in foreign-issued securities. During 2004, the investment portfolio of the pension funds increased to Ps.53.3 billion, of which 60.1% was in public securities issued by the national government, 12.4% was in equity in private corporations and 4.1% was in investments in mutual investment funds. As of December 31, 2005, the investment portfolio of the pension funds increased to Ps.66.9 billion, of which 56.5% was in public securities issued by the national government, 13% was in equity in private corporations and 9.0% was in foreign-issued securities. Finally, as of December 31, 2006, the investment portfolio of the pension funds had increased to Ps.88.7 billion, of which 51.9% was in public securities issued by the national government, 12% was in equity in private corporations and 8.8% was in investments in mutual investment funds.

Argentina’s mutual funds currently account for a relatively small portion of total funds invested in Argentina’s capital markets. In 2002, mutual fund investments fell to U.S.$1.0 billion, as a result of a 93% decline in certificates of deposit denominated in U.S. dollars held by a number of mutual funds and a decline of more than 50% in U.S. dollar-denominated fixed income and equity funds.

Government Bonds

The Argentine bond market is dominated by Government securities. The Treasury bond market, established by the Government in 1994, is supervised and managed by the Treasury. Prior to the establishment of the Argentine Treasury bond market, the short- to medium-term peso debt market was composed exclusively of certificates of deposit. CRYL, a clearinghouse managed by the Central Bank, handles Treasury bond issues. The Government publishes an annual timetable for the regular public auction of Treasury bonds. For a description of the types of domestic bonds issued by the Government see “Public Debt—Domestic Debt.”

Corporate Bonds

Corporate bonds are issued in bearer or registered form and may be repaid in local or foreign currency, according to the terms and conditions of their issuance. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer. Prior to the devaluation of the currency in January of 2002, most corporate bonds were denominated in U.S. dollars. Given that most of such issuances were contractually foreign-law governed, they were not subject to pesification and maintain their original foreign-currency denominated face value.

The economic crisis and the devaluation of the currency had a significant impact on Argentine companies’ ability to make payments on their debt obligations. Companies with foreign-currency denominated debt obligations generally were negatively affected because their debts became more expensive to service in peso terms.

During 2002 and 2003, approximately 46 Argentine companies with listed securities defaulted on their debt obligations. As of December 31, 2002, approximately U.S.$1.7 billion of corporate bonds were in default and as of December 31, 2003, approximately U.S.$0.4 billion were in default. During 2002 and 2003, approximately 18 Argentine companies with listed debt securities were either forced into or voluntarily filed for some form of bankruptcy proceedings and reached successful agreements. A number of bankruptcy proceedings were channeled through a new legal mechanism (an Acuerdo Preventivo Extrajudicial, known in Argentina as an “APE”) which is an out-of-court agreement that requires the approval of holders of two-thirds of the outstanding principal and accrued interest on existing debt and of holders representing a majority in number of the holders of its existing debt. The agreement must be submitted to an Argentine court for approval, which is required for the agreement to be binding on all unsecured creditors.

Equities

The Argentine equities market is regulated by the CNV. The stock exchanges set the rules that companies must follow in order to list their equity securities on those exchanges.

The number of listed companies in Argentina declined from 114 as of December 31, 2002 to 106 as of December 31, 2006. The decline was primarily due to foreign acquisitions that led to the delisting of the acquired company, as well as merger activity and the effects of the economic crisis. Trading volumes decreased during the crisis, but have increased significantly since 2004.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock exchange as of the dates specified:

Market Capitalization and Traded Amount
on the Buenos Aires Stock Exchange
(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2002		2003		2004		2005		2006

Market Capitalization (in billions of U.S.$)	U.S.$	102.3	U.S.$	184.2	U.S.$	234.5	U.S.$	263.9	U.S.$	399.9
Average Daily Traded Amount		93.0		115.6		110.6		197.2		173.0
Shares		6.7		11.6		17.9		25.5		20.0
Corporate bonds		0.3		0.2		1.0		4.9		1.6
Public bonds		49.9		46.3		61.8		130.4		108.8
Others(1)		36.1		57.5		29.9		36.4		42.7
Total Traded Amount		21,844		28,791		27,872		49,696		42,742.9
Shares		1,570		2,897		4,509		6,429		4,929
Corporate Bonds		59		50		252		1,235		395
Public Bonds		11,721		11,518		15,583		32,844		26,863
Others(1)		8,494		14,326		7,528		9,188		10,556

(1)	Includes Mutual Funds, Index Futures, Options and others.

Source: Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Scope and Methodology

Argentina’s public sector comprises national, provincial and municipal entities. The national entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of the National Administration, state-owned enterprises and certain special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or BICE) and thirteen other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector:

The Central Administration comprises the institutions of the executive, legislative and judicial branches of the Government, including the public ministries. Decentralized agencies consist of governmental institutions, such as the Administración Federal de Ingresos Públicos, or “AFIP” - the agency that administers the Government’s tax collections and customs - with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the National Social Security Administration, the Armed Forces Pension Fund and the Federal Police Pension Fund. To date, ten provinces and two municipalities, including the City of Buenos Aires, have transferred their social security obligations to the National Administration. See “— Social Security.” These former provincial obligations are currently managed by the National Social Security Administration.

The national public accounts reflect the consolidated results of the non-financial public sector. Transfers from the Central Bank to the National Treasury, however, are included in the Government’s fiscal revenues. Argentina’s provincial and local authorities are independent from the federal government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided to the provinces other forms of financial assistance. See “—Fiscal Relations With the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below, we refer to the national non-financial public sector as the Government. Additionally, we refer to the fiscal balance of the non-financial public sector, excluding interest payments and proceeds from privatizations, as the primary balance. This primary balance does not reflect the issuance of Bocones, which the Government issues to pay for a portion of its expenditures. Fiscal revenues (unless otherwise specified) exclude proceeds from privatizations. The overall balance of the non-financial public sector includes interest payments and any proceeds from privatizations, unless otherwise specified.

National Public Accounts

Fiscal Policy: After the crisis

Towards the end of the 1990s, in the face of the impending economic crisis, the Government implemented a series of austerity measures aimed at reducing the fiscal deficit. Despite the Government’s efforts to improve its finances, fiscal measures proved ineffective, as both the Government’s finances and the economy deteriorated significantly. In January 2002, the Convertibility regime was brought to an end and the Government decided to defer payments on a substantial portion of its debt. Following the end of the Convertibility regime and the deferral of debt payments, the Government partly retreated from some of the austerity measures of prior years. The deferral of debt payments significantly altered the Government’s fiscal results, narrowing the overall deficit by 48.7% in 2002 as compared to 2001. It also sought to bolster its finances through a variety of export taxes, anticipating an increase in exports as a result of the devaluation of the peso. For a description of these taxes, see “Foreign Trade and Balance of Payments—Trade Regulation.”

On the expenditure side, the Government increased pensions and salaries to public employees by 13%, restoring them to 2001 levels. This increase was retroactive, entitling pensioners and public employees to receive the amount by which their pensions and salaries had been reduced. The Government issued bonds (Boden 2008, known as Boden Restitution) as compensation for these unpaid wages and a portion of these pensions. Most unpaid pensions, however, were paid in cash in pesos. Additionally, the Government introduced a number of social support programs designed to ameliorate poverty. The most prominent of these was the Head of Households Program sponsored by the World Bank, in which unemployed heads of households receive monthly Government allowances for working in certain community-service programs and public-works projects. See “The Argentine Economy—Employment and Labor—Unemployment and Underemployment.”

In February 2002, the Government also entered into a new revenue-sharing agreement with the provinces that eliminated fixed transfers and reverted to a percentage-based system. See “—Fiscal Relations With the Provinces—Revenue Transfers.”

In 2003, the Government eliminated most of the tax relief measures adopted under the Competitiveness Plan of 2001—a series of measures that granted benefits to specific industries that were most vulnerable in the recessionary context—and implemented tax reform measures designed to deter widespread tax evasion. At the same time, the Government sought to maintain fiscal discipline by applying inflation adjustments only to Government expenditures that constituted essential necessities (such as wage adjustments for the lowest-paid public sector employees, which took effect in December 2004, and increases in minimum public pension payments). Additionally, the Government implemented targeted increases of capital expenditures and increased transfers to the energy sector in order to limit the impact of Argentina’s developing energy crisis.

Due to higher-than-expected fiscal results during 2004, the Government implemented the following measures in order to stimulate consumption and reduce the growing demand for wage increases:

•
A 50% increase in Social Security payments to workers who are heads of households with dependents (asignaciones familiares), beginning on October 1, 2004. The Government also raised the salary limit necessary to qualify for these payments.

•
A one-time Ps.75 increase in the monthly economic aid package provided to the beneficiaries of the Heads of Households Program and the Vulnerable Groups Assistance Program (Programa de Atención a Grupos Vulnerables), to be paid in December 2004. The Vulnerable Groups Assistance Program provides social services to women who are heads of households, at-risk youths, senior citizens, people with disabilities and the indigenous population.

•	A one-time, Ps.200 increase in social security payments.

•
In 2004, the Ministry of Employment and Social Security made a first adjustment to the minimum wage to Ps.450 per month for public and private full-time employees, and Ps.2.25 per hour (excluding family expenses) for public and private part-time employees. In 2005, the Ministry of Employment and Social Security increased the minimum wage payable to private and public sector employees, through gradual increments, to reach Ps. 800 per month in November 2006.

Evolution of Fiscal Results: 2001-2006

The following tables set forth the national public accounts for the periods specified:

National Public Accounts
(in millions of pesos)

	2002		2003		2004		2005		2006
Fiscal revenue:
Current revenue:
National administration taxes(1)	Ps.	40,034	Ps.	60,738	Ps.	83,584	Ps.	102,041	Ps.	124,226
Social security tax(1)		9,710		11,689		14,640		18,587		25,606
Net operating result from state-owned enterprises *		124		(33)		(150)		78		(264)
Other non-tax revenue (2)		5,113		4,677		6,735		5,452		8,371
Capital revenue (3) *		93		81		110		164		298
Total fiscal revenues		55,075		77,152		104,917		126,322		158,237
Primary Expenditures:(4)
Current expenditures:
National administration wages		6,777		8,745		9,516		11,343		14,325
Goods and services		2,186		2,825		3,456		4,679		4,859
Social security		16,535		19,464		22,877		24,905		32,190
Transfers to provinces		14,768		20,576		30,575		37,727		45,040
Other transfers (5)		10,360		13,434		15,236		17,870		21,952
Other expenditures		10		239		133		172		254
Capital expenditures		2,182		3,191		5,792		10,004		16,460
Total primary expenditures		52,819		68,475		87,585		106,700		135,079

Primary fiscal balance	Ps.	2,256	Ps.	8,677	Ps.	17,333	Ps.	19,623	Ps.	23,158

Interest payments(6)		(6,810)		(6,883)		(5,703)		(10,243)		(11,542)

Privatization proceeds		5		11		28		39		7
Overall balance of non-financial public sector	Ps.	(4,549)	Ps.	1,805	Ps.	11,658	Ps.	9,418	Ps.	11,623

(1)
Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.

(3)	Excludes revenues from privatization.

(4)
The Government pays for certain of its expenditures by issuing bonds known as Bocones. These additional expenditures are not reflected in the Government’s primary expenditures. The real amount of such Bocones issued in 2002 through 2006 was Ps.369 million, Ps.2.08 billion, Ps.624.8 million, Ps.2.16 billion and Ps.3.47 billion, respectively.

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities) and to the Heads of Households Program.

(6)
For 2002, 2003 and 2004, includes only interest payments on debt not subject to the suspension of debt payments. For 2005 and 2006, includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.

Source: Ministry of Economy.

National Public Accounts
(as a percentage of GDP)

	2002	2003	2004	2005	2006
Fiscal revenue:
Current revenue:
National administration taxes(1)	12.8%	16.2%	18.7%	19.2%	19.0%
Social security tax(1)	3.1	3.1	3.3	3.5	3.9
Net operating result from state-owned enterprises	n.m.	n.m.	n.m.	n.m.	n.m.
Other non-tax revenue (2)	1.6	1.2	1.5	1.0	1.3
Capital revenue (3)	n.m.	n.m.	n.m.	n.m.	n.m.
Total fiscal revenues	17.6%	20.5%	23.4%	23.7%	24.2%
Primary Expenditures:(4)
Current expenditures:
National administration wages	2.2%	2.3%	2.1%	2.1%	2.2%
Goods and services	0.7	0.8	0.8	0.9	0.7
Social security	5.3	5.2	5.1	4.7	4.9
Transfers to provinces	4.7	5.5	6.8	7.1	6.9
Other transfers (5)	3.3	3.6	3.4	3.4	3.4
Other expenditures	n.m.	0.1	n.m.	n.m.	n.m.
Capital expenditures	0.7	0.8	1.3	1.9	2.5
Total primary expenditures	16.9%	18.2%	19.6%	20.1%	20.6%

Primary fiscal balance	0.7	2.3	3.9	3.7	3.5

Interest payments(6)	2.2	1.8	1.3	1.9	1.8

Privatization proceeds	n.m.	n.m.	n.m.	n.m.	n.m.
Overall balance of non-financial public sector	(1.5)%	0.5%	2.6%	1.8%	1.8%

n.m. = not meaningful

(1)
Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.

(3)	Excludes revenues from privatization.

(4)	The Government pays for certain of its expenditures by issuing bonds known as Bocones. These additional expenditures are not reflected in the Government’s primary expenditures.

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities) and to the Heads of Households Program.

(6)
For 2002, 2003 and 2004, includes only interest payments on debt not subject to the suspension of debt payments. For 2005 and 2006, includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.

Source: Ministry of Economy.

The figures in the discussion of fiscal results below are those presented in the immediately preceding tables, with the exception of figures for revenues from social security taxes, VAT taxes, income taxes, taxes on goods and services, and fuel taxes, all of which refer to figures presented in the table titled “Composition of Tax Revenues” presented in “—Tax Regime.”

Fiscal Result of 2002 as Compared to Fiscal Result of 2001

Primary fiscal balance. In 2002, the Government’s primary surplus increased by a total of Ps.860 million or 61.7%, to Ps.2.3 billion from Ps.1.4 billion in 2001, primarily as a result of a 9.3% increase in fiscal revenues, which was partly offset by a 7.8% increase in primary expenditures.

Fiscal revenues. In 2002, fiscal revenues (excluding proceeds from privatizations) increased by 9.3% to Ps.55.1 billion, from Ps.50.4 billion in 2001, primarily as a result of the effect of the tax on financial transactions, an increase in domestic prices, and the reinstatement of various export taxes. The increase in revenues reflected the following results:

•	Revenues from import and export taxes increased by 272.6% to Ps.6.4 billion, from Ps.1.7 billion in 2001, primarily as a result of the reinstatement of export taxes.

•
Despite the restrictions on deposit withdrawals and the pronounced economic decline during this year, revenue from taxes on capital increased by 43.6% to Ps.5.5 billion, from Ps.3.8 billion in 2001, primarily as a result of the continued effects of the tax on financial transactions introduced in March 2001.

•
Revenue from taxes on fuels increased by 31.1% to Ps.4.5 billion, from Ps.3.4 billion in 2001, primarily as a result of a modification in the tax rates applicable to gas-oil and a global increase in the price of oil.

•	Other non-tax revenues (including sale of goods and services, other operational revenues and transfers from the Central Bank) increased by 48.9% to Ps.5.1 billion, from Ps.3.4 billion in 2001.

•	Revenues from social security contributions increased by 1.8% to Ps.8.8 billion, from Ps.8.7 billion in 2001.

Fiscal revenues from all other sources decreased in 2002, primarily as a result of the economic contraction during this year, particularly during the first six months of the year. The decrease in fiscal revenues reflected the following results:

•	Revenues from income taxes registered the most significant decline in 2002, decreasing by 11.2% to Ps.9.5 billion, from Ps.10.7 billion in 2001.

•
VAT collections halted their sharp decline from the prior year, decreasing by only 0.7% to Ps.15.2 billion, from Ps.15.4 billion in 2001. This more moderate decline in VAT revenues, despite the recession, was primarily a result of the inflation that followed the devaluation of the peso in 2002.

•
Revenues from other taxes on goods and services registered a 13.4% decline to Ps.2.6 billion, from Ps.3.0 billion in 2001. As in the case of VAT collections, revenues from other taxes on goods and services benefited from the rise in inflation originated in the devaluation of the peso. As a result, the reduction in this revenue stream was less pronounced than in 2001, despite the reduction in economic activity during 2002.

In 2002, tax reimbursements or drawbacks - which had remained relatively stable during the prior three years - increased by a total of Ps.690 million or 129.7%, to Ps.1.2 billion from Ps.532 million in 2001, primarily as a result of the devaluation of the peso. The devaluation increased in peso terms the value of exports, which formed the basis for the amounts reimbursed. For a description of these reimbursements see “Foreign Trade and Balance of Payments—Trade Regulation.”

Primary expenditures. In 2002, primary expenditures increased by 7.8% to Ps.52.8 billion, from Ps.49.0 billion in 2001, primarily as a result of a 37.2% increase in other transfers, to Ps.10.4 billion from Ps.7.6 billion in 2001, reflecting an increase in private sector subsidies and other transfers to the private sector as part of the social support programs introduced by the Duhalde administration. The increase in primary expenditures reflected the following results:

•
Transfers to the provinces increased by 6.1% to Ps.14.8 billion, from Ps.13.9 billion in 2001, primarily as a result of the new revenue-sharing agreement reached between the Government and the provinces in February 2002, which normalized revenue transfers to the provinces. Transfers to the provinces had decreased sharply the previous year as a consequence of the Government’s unilateral reduction in payments.

•
National administration wages increased by 6.7% to Ps.6.8 billion, from Ps.6.4 billion in 2001, primarily as a result of the Duhalde administration’s implementation of a retroactive 13% increase in Government wages to restore them to 2001 levels.

•	Government purchases of goods and services increased by 15.7% to Ps.2.2 billion, from Ps.1.9 billion in 2001.

Despite the retroactive reversal of the 2001 reductions in Government wages and public pension payments, social security outlays decreased by 0.5% in 2002, to Ps.16.5 billion from Ps.16.6 billion in 2001. In turn, capital expenditures registered a considerable decline in 2002, of 17.5%, to Ps.2.2 billion from Ps.2.6 billion in 2001.

Overall fiscal balance. In 2002, the Government’s overall results improved, primarily as a result of the suspension of payments on a substantial portion of the Government’s debt and the increase in the Government’s primary surplus. The overall deficit of the non-financial public sector decreased by a total of Ps.4.2 billion or 47.8%, to Ps.4.5 billion from Ps.8.7 billion in 2001. As a result of the suspension of most debt payments, the Government’s interest expense declined by a total of Ps.3.4 billion (U.S.$1.1 billion) or 33.1%, to Ps.6.8 billion (U.S.$2.2 billion) from Ps.10.2 billion in 2001. Interest expense (measured in peso terms) on the Government’s performing foreign-currency denominated debt increased, primarily as a result of the devaluation of the peso. For a description of the scope of the suspension of debt payments see “Public Sector Debt—Debt Records.” There were no significant revenues from privatizations in 2002.

Fiscal Result of 2003 as Compared to Fiscal Result of 2002

Primary fiscal balance. The Government’s finances continued to improve during 2003, with the primary surplus increasing by a total of Ps.6.4 billion or 284.6%, to Ps.8.7 billion from Ps.2.3 billion in 2002, primarily as a result of a 40.1% increase in fiscal revenues, which was partly offset by a 29.6% increase in primary expenditures.

Fiscal revenues. In 2003, fiscal revenues (excluding proceeds from privatizations) increased 40.1% to Ps.77.2 billion, from Ps.55.1 billion in 2002, primarily as a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue reflected the following results:

•	Revenues from income taxes increased 70.0% to Ps.16.2 billion, from Ps.9.5 billion in 2002.

•	VAT collections increased 37.4% to Ps.20.9 billion, from Ps.15.2 billion in 2002.

•	Revenue from taxes on foreign trade increased 78.1% to Ps.11.4 billion, from Ps.6.4 billion in 2002.

•	Revenues from taxes on capital increased 38.3% to Ps.7.6 billion, from Ps.5.5 billion in 2002.

•	Revenues from social security taxes increased 20.2% to Ps.10.6 billion, from Ps.8.8 billion in 2002.

Other non-tax revenues (including sales of goods and services by the public administration, revenues from operations, revenues from properties, current transfers and other non-tax revenues), on the other hand, decreased in the aggregate by 8.5% to Ps.4.7 billion, from Ps.5.1 billion in 2002, representing 6.1% of total fiscal revenues in 2003, primarily as a result of a decrease in revenues from properties, which was partially offset by increases in other non-tax revenues.

Primary expenditures. In 2003, primary expenditures increased by 29.6% to Ps.68.5 billion, from Ps.52.8 billion in 2002, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	Transfers to the provinces increased 39.3% to Ps.20.6 billion, from Ps.14.8 billion in 2002, primarily as a result of the overall increase in fiscal revenues.

•
Other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 29.7% to Ps.13.4 billion, from Ps.10.4 billion in 2002, primarily as a result of a one-time year-end payment to beneficiaries of the Heads of Households Program and to increased transfers to the energy sector intended to reduce the impact of Argentina’s developing energy crisis on economic growth.

•
Social security outlays increased 17.7% to Ps.19.5 billion, from Ps.16.5 billion in 2002, primarily as a result of an increase in the minimum public pension benefit and a retroactive increase in military wages, which increased the benefits of some retired personnel.

•	National administration wages increased 29.0% to Ps.8.7 billion, from Ps.6.8 billion in 2002, primarily as a result of an increase in military wages.

•	Capital expenditures increased 46.2% to Ps.3.2 billion, from Ps.2.2 billion in 2002, primarily as a result of direct Government investment intended to promote economic activity.

Overall fiscal balance. In 2003, the Government achieved its first overall fiscal surplus since 1994. This surplus totaled Ps.1.8 billion, compared to a Ps.4.5 billion deficit in 2002. The Government’s overall results improved primarily as a result of the increase in the Government’s primary balance. Interest expense on the Government’s debt increased only marginally by 1.1% to Ps.6.9 billion, although the total amount of interest payments was still 32.4% lower than at the peak of the fiscal crisis in 2001, primarily as a result of the Government’s continued suspension of debt payments on a substantial portion of its debt. There were no significant revenues from privatizations in 2003.

Fiscal Result of 2004 as Compared to Fiscal Result of 2003

Primary fiscal balance. The Government’s finances continued to improve during 2004, with the primary surplus increasing by a total of Ps.8.6 billion or 99.8%, to Ps.17.3 billion from Ps.8.7 billion in 2003, primarily as a result of a 36% increase in fiscal revenues, which was partly offset by a 27.9% increase in primary expenditures.

Fiscal revenues. In 2004, fiscal revenues (excluding proceeds from privatizations) increased 36% to Ps.104.9 billion, from Ps.77.1 billion in 2003, primarily as a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue reflected the following results:

•	Revenues from income taxes increased 45.7% to Ps.23.6 billion, from Ps.16.2 billion in 2003.

•	VAT collections increased 47.9% to Ps.31 billion, from Ps.20.9 billion in 2003.

•	Revenue from taxes on foreign trade increased 19.7% to Ps.13.6 billion, from Ps.11.4 billion in 2003.

•	Revenues from taxes on capital increased 24.4% to Ps.9.5 billion, from Ps.7.6 billion in 2003.

•	Revenues from social security taxes increased 27.9% to Ps.13.6 billion, from Ps.10.6 billion in 2003.

Other non-tax revenues (including results from state-owned enterprises, capital revenues and other non-tax revenues), increased in the aggregate by 44.0% to Ps.6.7 billion, from Ps.4.7 billion in 2003, representing 6.4% of total fiscal revenues in 2004.

Primary expenditures. In 2004, primary expenditures increased by 27.9% to Ps.87.6 billion, from Ps.68.5 billion in 2003, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	Transfers to the provinces increased 48.6% to Ps.30.6 billion, from Ps.20.6 billion in 2003, primarily as a result of an overall increase in fiscal revenues.

•
Other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 13.4% to Ps.15.2 billion, from Ps.13.4 billion in 2003, primarily as a result of the increase in salaries of university employees, subsidies to Líneas Aéreas Federales S.A—a national airline created in 2003—and Entidad Binacional Yaciretá—a binational hydroelectric dam built on the border with Paraguay—, and transfers to provincial mutual funds.

•
Social security outlays increased 17.5% to Ps.22.9 billion, from Ps.19.5 billion in 2003, primarily as a result of the gradual increase in benefits, among others a 10% increase in benefits applicable to monthly incomes up to than Ps.1,000, which was reflected in a minimum benefit of Ps.308.

•
National administration wages increased 8.8% to Ps.9.5 billion, from Ps.8.7 billion in 2003, primarily as a result of a Ps.150 increase in monthly employees’ salaries of up to Ps.1,000, and an increase in wages of defense employees, pursuant to a plan to improve defense and justice services (Plan Estratégico de Justicia y Seguridad).

•	Capital expenditures increased 81.5% to Ps.5.8 billion, from Ps.3.2 billion in 2003, primarily as a result of a direct Government investment intended to promote economic activity.

Overall fiscal balance. In 2004, the Government achieved an overall fiscal surplus of Ps.11.7 billion, compared to a Ps.1.8 billion surplus in 2003, primarily as a result of the increase in the Government’s primary balance. Interest expense on the Government’s debt decreased by 17.1% to Ps.5.7 billion, although the total amount of interest payments was still 43.9% lower than at the peak of the fiscal crisis in 2001. This decrease was primarily a result of the Government’s continued suspension of debt payments on a substantial portion of its debt. There were no significant revenues from privatizations in 2004.

Fiscal Result of 2005 as Compared to Fiscal Result of 2004

Primary fiscal balance. The Government’s finances continued to improve during 2005, with the primary surplus increasing by a total of Ps.2.3 billion or 13.2%, to Ps.19.6 billion from Ps. 17.3 billion in 2004. This improvement was primarily a result of a 20.4% increase in fiscal revenues, which was offset by a 21.8% increase in primary expenditures.

Fiscal revenues. In 2005, fiscal revenues (excluding proceeds from privatizations) increased 20.4% to Ps.126.3 billion, from Ps.104.9 billion in 2004. This growth was primarily a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue reflected the following results:

•	Revenues from income taxes increased 24.0% to Ps.29.2 billion, from Ps. 23.6 billion in 2004.

•	Revenues from VAT taxes increased 19.0% to Ps.36.8 billion, from Ps.30.9 billion in 2004.

•	Revenue from taxes on foreign trade increased 19.7% to Ps.16.3 billion, from Ps.13.6 billion in 2004.

•	Revenues from taxes on capital increased 20.2% to Ps.11.4 billion, from Ps.9.5 billion in 2004.

•	Revenues from social security taxes increased 28.0% to Ps.17.4 billion, from Ps.13.6 billion in 2004.

Other non-tax revenues (including sales of goods and services by the public administration, revenues from operations, revenues from properties, current transfers and other non-tax revenues), decreased in the aggregate by 19.0% to Ps.5.5 billion, from Ps.6.7 billion in 2004, representing 4.3% of total fiscal revenues in 2005, primarily as a consequence of decreases in revenues from properties and other non-tax revenues.

Primary expenditures. In 2005, primary expenditures increased by 21.8% to Ps.106.7 billion, from Ps. 87.6 billion in 2004, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	Transfers to the provinces increased 23.4% to Ps.37.7 billion, from Ps.30.6 billion in 2004, primarily as a result of an overall increase in fiscal revenues.

•
Other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 17.3% to Ps.17.9 billion, from Ps.15.2 billion in 2004, primarily as a result of the Government’s policy of price control of certain goods and services, among others, the fares applicable to trains, subways and buses (for which the Government granted subsidies to providers), and the increase in salaries of university employees.

•
Social security outlays increased 8.9% to Ps. 24.9 billion, from Ps.22.9 billion in 2004, primarily as a result of the adjustment of the purchasing power of benefits for retired personnel, increasing the minimum benefit to Ps.350 per month and creating an additional subsidy of Ps.40.

•
National administration wages increased 19.2% to Ps.11.3 billion, from Ps.9.5 billion in 2004, primarily as a result of the adjustment of public employees’ salaries, which included a 20% increase in such salaries implemented in 2005.

•	Capital expenditures increased 72.7% to Ps.10.0 billion, from Ps.5.8 billion in 2004, primarily as a result of direct Government investment intended to promote economic activity.

Overall fiscal balance. In 2005, the Government achieved an overall fiscal surplus that totaled Ps.9.4 billion, compared to a Ps.11.7 billion surplus in 2004. The decrease in the surplus was primarily a result of the increase in the Government’s interest expense, which increased by 79.6% to Ps.10.2 billion. There were no significant revenues from privatizations in 2005.

Fiscal Result of 2006 as Compared to 2005

Primary fiscal balance. The Government’s finances continued to improve during 2006, with the primary surplus increasing by a total of Ps.3.5 billion or 18.0%, to Ps.23.2 billion from Ps. 19.6 billion in 2005. This improvement was primarily a result of a 25.3% increase in fiscal revenues, which was offset by a 26.6% increase in primary expenditures.

Fiscal revenues. In 2006, fiscal revenues (excluding proceeds from privatizations) increased 25.3% to Ps.158.2 billion, from Ps.126.3 billion in 2005. This increase was primarily a result of an across-the-board increase in tax revenue due to the economic recovery, an increases in consumption and employment rates, which increased revenues from VAT and income taxes, and from higher prices for Argentina’s export products, which increased revenues from export taxes. The increase in fiscal revenue reflected the following results:

•	Revenues from income taxes increased 19.0% to Ps.34.8 billion, from Ps.29.2 billion in 2005.

•	Revenues from VAT taxes increased 27.8% to Ps.47.1 billion, from Ps.36.8 billion in 2005.

•	Revenue from taxes on foreign trade increased 23.0% to Ps.20.1 billion, from Ps.16.3 billion in 2005.

•	Revenues from taxes on capital increased 22.4% to Ps.14.0 billion, from Ps.11.4 billion in 2005.

•	Revenues from social security taxes increased 42.2% to Ps.24.7 billion, from Ps.17.4 billion in 2005.

Other non-tax revenues (including results from state-owned enterprises, capital revenues and other non-tax revenues), increased in the aggregate by 53.5% to Ps.8.4 billion, from Ps.5.5 billion in 2005, representing 5.3% of total fiscal revenues in 2006.

Primary expenditures. In 2006, primary expenditures increased by 26.6% to Ps.135.1 billion, from Ps.106.7 billion in 2005, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	Transfers to the provinces increased 19.4% to Ps.45.0 billion, from Ps.37.7 billion in 2005, primarily as a result of an overall increase in fiscal revenues.

•
Other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 22.8% to Ps.22.0 billion, from Ps.17.9 billion in 2005, primarily as a result of the Government’s policy of price control of certain goods and services, among others, the fares applicable to trains, subways and buses.

•
Social security outlays increased 29.3% to Ps. 32.2 billion, from Ps.24.9 billion in 2005, primarily as a result of the adjustment of the purchasing power of benefits for retired personnel, increasing the minimum benefit to Ps.470 per month and an across-the-board increase of 11% to all public sector pensioners.

•
National administration wages increased 26.3% to Ps.14.3 billion, from Ps.11.3 billion in 2005, primarily as a result of the adjustment of public employees’ salaries, which included a 19% increase in such salaries implemented in 2006 in two steps: a 10% increase beginning in on June 1, 2006 and a further 9% increase beginning on August 1, 2006.

•	Capital expenditures increased 64.5% to Ps.16.5 billion, from Ps.10.0 billion in 2005, primarily as a result of direct Government investment intended to promote economic activity.

Overall fiscal balance. In 2006, the Government achieved an overall fiscal surplus that totaled Ps.11.6 billion, compared to an Ps.9.4 billion surplus in 2005, primarily as a result of the decrease in the Government’s interest expense. There were no significant revenues from privatizations in 2006.

Composition of Public Expenditures

The public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and spending on social programs.

The following table sets forth the National Administration’s public expenditures for the periods specified, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which cash flows take place.

Composition of National Public Expenditures
(in millions of pesos)

	2002		2003		2004		2005		2006

General administration	Ps.	2,430	Ps.	3,340	Ps.	3,824	Ps.	4,309	Ps.	4,765
Defense and security		3,701		4,572		5,201		5,958		7,066
Justice		812		856		1,058		1,331		1,644
Social programs		30,742		38,570		43,647		52,777		66,361
Social security		19,896		22,491		26,098		30,565		38,235
Culture, education, science and technology		2,994		4,089		5,089		6,657		9,355
Health		2,965		3,876		2,624		2,830		3,572
Housing		580		910		1,431		3,457		4,966
Social welfare		1,926		3,221		4,494		5,684		7,084
Labor		2,380		3,984		3,911		3,583		3,148
Public expenditures on economic infrastructure		1,714		5,281		6,005		11,830		15,797
Public debt service(1)		6,407		7,187		5,888		12,094		12,170
Total	Ps.	45,806	Ps.	59,806	Ps.	65,623	Ps.	88,298	Ps.	107,803

(1)	Based on performing debt.

Source: Ministry of Economy.

Composition of National Public Expenditures
(as a percentage of total Government expenditures)

	2002	2003	2004	2005	2006

General administration	5.3%	5.6%	5.8%	4.9%	4.4%
Defense and security	8.1	7.6	7.9	6.7	6.6
Justice	1.8	1.4	1.6	1.5	1.5
Social programs	67.1	64.5	66.5	59.8	61.6
Social security	43.4	37.6	39.8	34.6	35.5
Culture, education, science and technology	6.5	6.8	7.8	7.5	8.7
Health	6.5	6.5	4.0	3.2	3.3
Housing	1.3	1.5	2.2	3.9	4.6
Social welfare	4.2	5.4	6.8	6.4	6.6
Labor	5.2	6.7	6.0	4.1	2.9
Public expenditures on economic infrastructure	3.7	8.8	9.2	13.4	14.7
Public debt service(1)	14.0	12.0	9.0	13.7	11.3
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on performing debt.

Source: Ministry of Economy.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs. From 2002 through 2006, social programs expenditures accounted on average for 63.2% of Government expenditures. These social programs include the social security system, cultural, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. From 2002 through 2006, social security payments alone accounted on average for 37.4/38.2% of the Government’s annual expenditures.

Debt Service

From 2002 through 2006, the servicing of the Government’s public debt has represented the second largest portion of the Government’s total expenditures.

Debt service payments as a percentage of total expenditures decreased to 14.0% in 2002, 12.0% in 2003 and 9.0% in 2004. These decreases were primarily a result of the Government’s suspension of payments on a substantial portion of its public debt. In 2005, interest payments as a percentage of total expenditures increased to 13.7%, primarily because interest payments were resumed and payments of past-due interest were made pursuant to the 2005 Debt Exchange. In 2006, interest payments as a percentage of total expenditures decreased to 11.3% as a result of the increase in other items of expenditure and the normalization of interest payment pursuant to the 2005 Debt Exchange.

General Administrative Expenses

From 2002 through 2004, general administrative expenses remained stable as a percentage of total government expenditures, representing an average 5.6% of total government expenses. In 2005 and 2006, they decreased as a percentage of total government expenditures, primarily as a consequence of increased expenditures on public debt service after the 2005 Debt Exchange, and an increase in expenditures on economic infrastructure.

Defense and Security.

In 2002, defense and security expenditures increased to 8.1% of total expenditures, primarily as a result of the Government’s efforts to maintain order in the face of rising crime and social unrest originated in the economic crisis. In 2003, defense and security expenditures decreased to 7.6% of total expenditures, primarily as a result of the reduced level of social tensions and attendant security risks that accompanied Argentina’s continued economic recovery. In 2004, defense and security expenditures increased to 7.9% of total expenditures. In 2005, despite a 14.6% increase in absolute terms, defense and security expenditures decreased to 6.7% of total expenditures. This decrease was primarily a result of the significant increase in public expenditures on debt service, as a consequence of the 2005 Debt Exchange, and on economic infrastructure. In 2006, government expenditures in defense and security decreased to 6.6% of total expenditures.

Public Infrastructure and Services

Public infrastructure and services expenditures decreased in 2002 of total, primarily as a result of cutbacks due to the shortfall in revenue caused by the recession. In 2003, however, public infrastructure and services expenditures more than doubled from the previous year, primarily as a result of the increase in capital expenditures intended to foster economic growth. From 2004 through 2006, public infrastructure and services expenditures continued to increase as the Government undertook projects to improve Argentina’s aging infrastructure. In 2006, public expenditure in infrastructure increased to 14.7% of total expenditures, primarily as a consequence of an increase in capital expenditures.

Tax Regime

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities. The precise distribution of the taxing authority, however, is not clearly defined by law. The Supreme Court of Argentina, in interpreting the Argentine Constitution, has concluded that only the Government may levy taxes on external trade. The Supreme Court has also defined the federal taxing authority as generally limited to certain indirect taxes and temporary direct taxes that the Government may levy only under exceptional circumstances. However, as a result of fundamental changes in the Argentine economy initially triggered by the global economic crisis of the 1930s, since 1935 the provinces have delegated to the Government most of their taxing authority. See “—Fiscal Relations With the Provinces.”

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of Economy is responsible for the collection of fiscal revenues. The Ministry of Economy carries out this task mainly through the Dirección General Impositiva (the General Directorate of Taxes), a division of the AFIP, the agency that administers the Government’s tax collection and customs.

Composition of Tax Revenues

The Government levies the following taxes:

•	value-added taxes on goods and services (known as “VAT”),

•	income taxes,

•	taxes on capital (including the tax on financial transactions),

•	social security taxes,

•	taxes on foreign trade,

•	fuel taxes, and

•	other taxes (such as consumption taxes).

Traditionally, the Government has derived most of its revenue from VAT, from income taxes and from social security contributions. Since 2002, import and export taxes and taxes on capital have become a more significant source of revenue for the Government, as the Government has introduced various taxes in each category.

Revenues from VAT were the most significantly affected by the recession, decreasing by Ps.110 million in 2002. Income taxes have replaced social security contributions as the second most important source of Government revenue since 1999. This shift resulted from the continued decline of social security contributions following the privatization of the social security system in 1994, and from a steady rise in income taxes — even during the first years of the recession — resulting in part from rate increases and from improvements in tax enforcement. This steady rise in revenues from income taxes, however, came to end in 2001, primarily as a result of the continued downturn in economic activity, which reduced corporate profits and wages. Revenues from income taxes, however, were up sharply each year from to 2006, primarily as a result of the economic recovery.

The following table sets forth the composition of the Government’s tax revenues for the periods specified:

Composition of Tax Revenues
(in millions of pesos)

	2002		2003		2004		2005		2006

VAT	Ps.	15,242	Ps.	20,948	Ps.	30,977	Ps.	36,853	Ps.	47,104
Other taxes on goods and services		2,559		3,055		4,104		4,742		5,548
Social security taxes		8,841		10,628		13,599		17,400		24,747
Taxes on income		9,514		16,170		23,560		29,203		34,764
Corporate income tax		4,888		9,929		16,309		19,602		22,911
Personal income tax		3,542		4,995		6,163		8,192		9,987
Others		1,083		1,247		1,088		1,409		1,866
Import and export taxes		6,398		11,394		13,642		16,328		20,089
Taxes on capital(1)		5,527		7,646		9,515		11,439		13,996
Fuel taxes		4,484		4,973		5,380		6,019		6,574
Others		279		292		693		877		1,399
Gross total(2)		52,844		75,107		101,469		122,861		154,220
Drawbacks		(1,222)		(1,367)		(1,564)		(1,885)		(1,965)
Net total	Ps.	51,622	Ps.	73,740	Ps.	99,905	Ps.	120,976		152,255

(1)	Includes the tax on financial transactions, which generated revenues of Ps.2.9 billion in 2001, Ps.4.9 billion in 2002, Ps.6 billion in 2003, Ps.7.8 billion in 2004 and Ps.9.6 billion in 2005.

(2)	Includes drawbacks.

Source: Ministry of Economy.

Composition of Tax Revenues
(as a percentage of total Government fiscal revenues)

	2002	2003	2004	2005	2006
VAT	29.5%	28.4%	31.0%	30.5%	30.9%
Other taxes on goods and services	5.0	4.1	4.1	3.9	3.6
Social security taxes	17.1	14.4	13.6	14.4	16.3
Taxes on income	18.4	21.9	23.6	24.1	22.8
Corporate income tax	9.5	13.5	16.3	16.2	15.0
Personal income tax	6.9	6.8	6.2	6.8	6.6
Others	2.1	1.7	1.1	1.2	1.2
Import and export taxes	12.4	15.5	13.7	13.5	13.2
Taxes on capital(1)	10.7	10.4	9.5	9.5	9.2
Fuel taxes	8.7	6.7	5.4	5.0	4.3
Others	0.5	0.4	0.7	0.7	0.9
Gross total(2)	102.4	101.9	101.6	101.6	101.3
Drawbacks	(2.4)	(1.9)	(1.6)	(1.6)	(1.3)
Net total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes the tax on financial transactions, which generated revenues of Ps.2.9 billion in 2001, Ps.4.9 billion in 2002, Ps.6 billion in 2003, Ps.7.8 billion in 2004 and Ps.9.6 billion in 2005.

(2)	Includes drawbacks.

Source: Ministry of Economy.

We set forth below a brief a description of the principal taxes levied by the Government, except for social security taxes. For a description of social security taxes see “—Social Security.”

Value Added Tax

The Value Added Tax, or VAT, is a tax levied on the sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the user is registered as a VAT taxable person.

As of the date of this annual report, the standard VAT rate is 21%. An increased rate of 27% applies to the provision of gas, electricity, water, sewage, and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including, among others, housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

Other Taxes on Goods and Services

The Government also levies a variety of taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products:

Composition of Taxes on Goods and Services

Product	Rate
Tobacco products	16 - 60%
Alcoholic beverages	8 - 20
Non-Alcoholic beverages (including extracts, concentrates and mineral water)	4 - 8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	4 - 8
Electronic products	17

Source: Ministry of Economy.

Taxes on Income

Argentine legal residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to tax only on income from Argentine sources.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations) is not subject to income tax. The Government also provides tax exemptions or incentives for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are three categories of taxes on income in Argentina:

•
Impuesto a las ganancias (income tax). For resident individuals, the rate of this tax varies according to income level from 9% to 35% (the latter applying to annual net income exceeding Ps.120,000). For nonresident individuals and for all business entities, the rate is 35%. Alternatively, individuals whose annual income (or whose employers’ annual income) is less than a statutorily provided limit may opt to pay a monotributo (single-presumptive tax), which is a fixed amount calculated on the basis of employment categories.

•
Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (emergency tax on wagers and gaming proceeds). The rate of this tax is 31% and it is levied on winnings from wagers and gaming of Ps.1,200 or greater.

•
Impuesto a la Ganancia Mínima Presunta (Presumptive Minimum Income Tax). Subject to certain exceptions, a 1% tax is levied on the value of certain assets held by businesses and other entities at the end of each fiscal year. Amounts paid on the income tax are deductible from this tax.

Of these three categories, the income tax is the most significant source of Government revenue, accounting, on average, for more than 22.3% of revenues from taxes on income from 2001 through 2006.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import taxes. Import taxes are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or based on CIF official prices (i.e., the cost of the good or service, plus insurance and freight to the destination), whichever is higher. Rates for import taxes range from 0% to 20% for most goods and services, except for taxes applied to the “vehicle and transport” sector, where the maximum rate is 35%. Certain products, such as textiles, footwear and toys, are exempt from import taxes. An additional tax applies to imports from non-Mercosur countries.

Export taxes were introduced in 2002. The standard export tax rate for most products ranges from 5% to 20%, with an additional rate of 3.5% to 5% for certain products based on the FOB value of the product. Export taxes have become an important source of revenue for the Government since 2003, primarily as a result of the high international prices for commodities and the devaluation in the value of the peso, which have increased the peso value of Argentina’s exports. Set forth below are the export tax rates that were in effect, with certain minor exceptions, on December 31, 2006:

•
25% on exports of crude oil. In August 2004, the Government established an additional rate of this tax applicable when the price per barrel of Western Texas Intermediate (or “WTI”) crude oil exceeds U.S.$32, according to the following table:

Price per barrel (in U.S. dollars)	Applicable Additional Tariff
32.01 to 34.99	3%
35.00 to 36.99	6%
37.00 to 38.99	9.0%
39.00 to 40.99	12%
41.00 to 42.99	15%
43.00 to 44.99	18%
more than 45.00	20%

•	20% on exports of oils, grains and products derived from soy and sunflower (an additional rate of 3.5% was applied on exports of oilseeds such as soy);

•	10% on exports of certain regional products such as fruits, honey, rice and vegetables;

•	10% on exports of condensed milk and cream;

•	15% on exports of meat, hides and skins (an additional rate of 5% was applied on exports of specific hides);

•	5% on exports of fuel and gasoil (except for exports of two derivatives of gasoil, to which a 20% rate applied);

•	45% in exports natural gas; and

•	5% on all other exports.

In 2006, export taxes on agricultural products (including processed agricultural products) accounted for 64.5%, and export taxes on fuel products accounted for 23.9%, of all export tax revenues.

A decline in commodity prices could lead to a consequent decline in export tax revenues for the Government. For a description of taxes on foreign trade currently in effect see “Foreign Trade and Balance of Payment—Trade Regulation.”

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions, a tax on the sales of real estate and the tax on financial transactions.

The tax on financial transactions was introduced in 2001 and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds. The tax on financial transactions was originally scheduled to expire in December 2004, but Congress extended such date on two occasions. As a result, the tax on financial transactions shall be in force until December 31, 2007 subject to further extensions.

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels such as gasoline and diesel, and compressed natural gas. The tax on the sale of liquid fuels is generally levied on importers, refineries and distributors and ranges from 19% to 70% of the net sales price depending on the type of fuel. The tax on compressed natural gas is levied on distributors at a rate of 16% of the sales price paid by the end consumer. Other taxes on fuels include an additional 20.2% tax on the sale of gas-oil.

Tax Enforcement

Argentina historically has had a low rate of tax collections. The Government has taken steps to improve its level of tax collections.

The Kirchner administration placed emphasis on improving the Government’s tax collections. To this end it has developed the Plan Antievasión (Anti-evasion Program), which is divided into two phases. Phase I was approved by Congress in October and December 2003 and seeks to improve tax collections through the following measures:

•
Facilitating prosecutions and increasing sanctions. Phase I of the Anti-evasion Program increased sanctions and facilitated prosecutions for tax evasion. For instance, Phase I increased the sanctions for providing false information on sales prices.

•	Enhancing the AFIP’s monitoring powers. Phase I increased the AFIP’s enforcement powers by enhancing its monitoring functions. To this effect, it introduced several measures, including the following:

•	a “risk registry” to track the tax-compliance profile of taxpayers,

•	procedures for the use of certain financial instruments that facilitate tax evasion,

•	mandatory inquiries via the Internet to verify the veracity of invoices, and

•	an increase in the AFIP’s auditing functions.

Phase II of the Anti-evasion Program was approved by Congress in June 2005. It focuses on increasing the AFIP’s monitoring functions over unregistered employment, unregistered economic transactions, violation of intellectual property rights and the reduction of the term of investigative and recovery proceedings. To this effect, it introduced several measures, including the following:

•	the amendment of the Customs Code of Argentina, increasing the penalties for smuggling and prohibiting imports or exports of counterfeited goods;

•
the implementation of a consumer billing control system, which includes the creation of the “control inspector”, a public official who can act as a consumer and, in case of not receiving a proper bill, impose a fine of Ps.300 to Ps.30,000 and temporarily close the store for a period of 3 to 10 days;

•	the clarification of certain rules relating to social security contributions, including the deductibility for income tax purposes of salaries paid to housemaids and servants.

The Budget

The Jefatura del Gabinete de Ministros (the Chief of the Cabinet of Ministers) is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three succeeding years. Although the budget is tri-annual, Congress only approves the budget for the following year. Once a budget is approved, the Government can supply the allocated amounts to the various agencies and to the provinces on a quarterly basis. The Auditoría General de la Nación (the National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to meet primary deficits, except in the case of national emergencies.

On December 13, 2006, Congress approved the proposed budget for 2007. The following tables set forth budgetary assumptions and principal targets for 2007.

Principal Budgetary Assumptions for 2007(1)

	Actual 2006	Estimated 2007
Real GDP growth	6.0%	4.0%
Inflation(2)	10.7%	7.7%
Average exchange rate(3)	3.09	3.13

(1) 2007 figures were estimated prior to end of 2006.

(2) Average CPI growth.

(3) Average peso exchange rate against the U.S. dollar.

Source: Ministry of Economy.

Principal Fiscal Targets of the National Public Sector for 2007(1)
(in millions of pesos)

	Actual 2006		Estimated 2007
Total current revenues(2)(3)	Ps.	103,785	Ps.	119,294
Tax revenues(3)		98,157		113,245
Primary expenditures(4)		72,321		86,119
Primary surplus (deficit)(2)(3)(4)		18,874		21,045
As a percentage of GDP		3.0%		3.0%
Interest expenditures		12,448		13,875
As a percentage of GDP		1.0%		1.0%
Overall fiscal balance(2)(3)(4)	Ps.	6,425	Ps.	7,171

(1)
The budget figures contained in this table do not reflect amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration. The annual budgets of these entities are separate from those of the National Administration and their revenues are not available to and may not be appropriated by the National Administration. Additionally, the budget figures are determined on an accrual basis, while the actual fiscal results are calculated on a cash basis.

(2)	Includes projected proceeds from privatizations.

(3)	Includes projected revenues from social security system.

(4)	Does not reflect the issuance of issuance of Bocones, which the Government issues to pay for certain of its expenditures.

(5)	2006 figures were estimated prior to the end of that year and differ from actual 2006 data.

(6)	2007 figures were estimated prior to the end of that year.

Source: Ministry of Economy.

We can offer no assurance that the fiscal targets and economic assumptions set forth above will be achieved, as they depend on a variety of factors, including overall economic conditions.

Fiscal Relations With the Provinces

Each of Argentina’s twenty-three provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collections. The provinces rely on revenue transfers from the Government, primarily through the co-participation regime. Under the co-participation revenue-sharing system, the provinces delegate to the federal government their constitutional authority to collect a variety of taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

From 2002 through 2006, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged Ps. 57.0 billion, or 12.0% of GDP, while the provinces (including the City of Buenos Aires), on average, collected annual tax revenues of approximately Ps. 58.5 billion, or 12.3% of GDP (including co-participation amounts).  During that period, total expenditures of the provinces (including the City of Buenos Aires) rose from Ps.34.0 billion in 2002 to Ps.87.9 billion in 2006.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified:

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires
(in millions of pesos)

	2002		2003		2004		2005		2006(1)
Revenues:
Current revenues:
Administration taxes:
Provincial taxes	Ps.	10,596	Ps.	14,332	Ps.	18,072		21,785		27,292
National taxes:
Co-participation		8,736		13,152		20,414		25,494		31,055
Other national taxes		6,481		6,993		7,855		9,027		11,249
Total national taxes		15,217		20,146		28,269		34,521		42,303
Total administration taxes		25,813		34,478		46,341		56,306		69,595
Other non-tax revenue		3,235		4,350		5,042		6,181		7,577
Sale of goods and services of the public administration		296		450		545		420		553
Property taxes		291		256		193		289		500
Current transfers		2,087		2,313		3,655		4,751		5,316
Total current revenues		31,723		41,847		55,776		67,947		83,541

Capital revenue		662		806		1,751		3,418		5,039
Total revenues		32,385		42,653		57,526		71,365		88,581

Expenditures:
Current expenditures:
Consumption expenditures:
Provincial administration wages		18,118		19,123		23,058		30,633		40,150
Consumer goods		1,139		1,696		1,965		2,437		2,532
Services		2,595		3,532		4,328		5,288		6,568
Total consumption expenditures		21,852		24,351		29,351		38,358		49,250
Interest payments(2)		1,478		1,808		1,621		1,933		2,312
Current transfers		8,278		10,454		13,868		17,631		20,902
Total current expenditures		31,608		36,614		44,841		57,921		72,464

Capital expenditures:
Direct investment		1,740		3,199		5,058		8,515		11,212
Capital transfers		270		581		1,173		1,603		2,583
Financial investment		398		630		1,615		1,566		1,644
Total capital expenditures		2,408		4,410		7,846		11,685		15,439

Total expenditures		34,015		41,023		52,686		69,606		87,903

Fiscal balance	Ps.	(1,631)	Ps.	1,630	Ps.	4,840	Ps.	1,759	Ps.	678

(1)	Preliminary figures.

(2)	2002 figure calculated using an accrual method.

Source: Ministry of Economy.

Summary of Revenues and Expenses of the Provinces and the City of Buenos Aires
(% change from previous year)

	2002	2003	2004	2005	2006(1)
Revenues:
Current revenues:
Administration taxes:
Provincial taxes	8.4%	35.3%	26.1%	20.5%	25.3%
National taxes:
Co-participation	(8.3)	50.6	55.2	24.9	21.8
Other national taxes	7.4	7.9	12.3	14.9	24.6
Total national taxes	(2.2)	32.4	40.3	22.1	22.5
Total administration taxes	1.9	33.6	34.4	21.5	23.6
Other non-tax revenue	43.8	34.4	15.9	22.6	22.6
Sale of goods and services of the public administration	(4.6)	51.8	21.1	(22.9)	31.6
Property taxes	5.6	(11.8)	(24.8)	50.0	73.0
Current transfers	82.7	10.8	58.0	30.0	11.9
Total current revenues	8.2	31.9	33.3	21.8	23.0

Capital revenue	(8.1)	21.8	117.2	95.2	47.4
Total revenues	7.8	31.7	34.9	24.1	24.1

Expenditures:
Current expenditures:
Consumption expenditures:
Provincial administration wages	(3.4)	5.5	20.6	32.8	31.1
Consumer goods	17.0	48.8	15.9	24.0	3.9
Services	(11.9)	36.1	22.5	22.2	24.2
Total consumption expenditures	(3.6)	11.4	20.5	30.7	28.4
Interest payments(2)	(39.0)	22.4	(10.4)	19.3	19.6
Current transfers	3.1	26.3	32.7	27.1	18.6
Total current expenditures	(4.6)	15.8	22.5	29.2	25.1

Capital expenditures:
Direct investment	(23.1)	83.8	58.1	68.3	31.7
Capital transfers	13.6	115.2	101.9	36.7	61.1
Financial investment	(49.3)	58.4	156.3	(3.0)	4.9
Total capital expenditures	(26.7)	83.2	77.9	48.9	32.1

Total expenditures	(6.6)	20.6	28.4	32.1	26.3

Fiscal balance	(74.4)%	(199.9)%	197.0%	(63.7)%	(61.5)%

(1)	Preliminary figures.

(2)	2002 figure calculated using an accrual method.

Source: Ministry of Economy.

Revenue Transfers

The Co-Participation Law of 1988 governs the current co-participation regime. Originally intended as a temporary measure, the 1988 Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted. Since the mid-1980s, the executive branches of the Government and the provinces have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified, thus giving them the force of law. The Federal Tax Commission (Comisión Federal de Impuestos), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the Co-participation regime.

In February 2002, following political and social turmoil, the Duhalde administration agreed with the provinces to eliminate fixed-revenue transfers to the provinces, and to allocate co-participation funds as follows:

•	55.36% to the provinces;

•	41.64% to the Government and the City of Buenos Aires;

•	2% to be divided among certain provinces to compensate them for losses they suffered as a result of fiscal imbalances caused by prior co-participation arrangements; and

•
1% to a fund created in 1998 to correct provincial fiscal imbalances or grant emergency aid to the provinces by making transfers to any affected province from the National Treasury, which we call the “ATN Fund.”

In exchange, the Government agreed to:

•	share with the provinces 30% of the revenues generated through the tax on financial transactions introduced in 2001 (which was originally excluded from the revenue-sharing regime); and

•	restructure the debts of the provinces that so elected by issuing new Government bonds.

In May 2006, the Co-participation regime was amended to restate the distribution among the provinces of 4% of income tax revenues, considering their unsatisfied essential needs. The amendment intends to incorporate updated information on population and poverty to the Co-Participation regime.

In addition to the Co-participation regime, several other revenue-distribution arrangements exist between the Government and the provinces. These special distribution arrangements include the following:

•	Income Tax. Revenues from the income tax are allocated as follows:

•	20% to the national social security system;

•	14% to the provinces, of which up to 10% may be directed to the province of Buenos Aires;

•	2% to the ATN Fund; and

•	64% to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

•
VAT. VAT revenues are allocated as follows: 10.307% to the national social security system, 0.693% to provincial social security funds and the remaining 89% to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

•
Taxes on Personal Goods. Revenues from taxes on personal goods are allocated as follows: 6.3% to provincial social security funds and the remainder to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

•
Taxes on Fuels. Revenue from most taxes on fuels are allocated to the national social security system, except for revenues from taxes on naphtha and natural gas, which are divided among the national social security system, the Government, the provinces and the Fondo Nacional de la Vivienda or FONAVI (the National Housing Fund).

•
Presumptive Minimum Income Tax. Revenues from the presumptive minimum income tax are allocated as follows: 70% to the national social security system and the remainder to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

Other Arrangements With the Provinces

During the late 1990s and since 2000, the Government has launched several programs and entered into different arrangements with the provinces to regularize their fiscal situation. Some of these programs provide financial assistance to the provinces in one form or another subject to fiscal tightening measures. Others are tied to the revenue-sharing arrangements between the Government and the provinces. We highlight below some of these programs:

Redemption of quasi-currency bonds. In 2001 and the first six months of 2002, the provinces issued considerable amounts of quasi-currency bonds in the form of provincial treasury bonds (such as the bonds known as Patacones issued by the Province of Buenos Aires) in order to finance their fiscal deficits. Holders could use these bonds for payment of provincial taxes as well as to pay for telephone, water and other such services and, in certain cases, to pay national taxes. Quasi-currency bonds circulated broadly and were used regularly in standard commercial transactions. In March 2003, the Government approved a program for the redemption of quasi-currency bonds, both provincial and federal (the Lecops). Under this program:

•
the Central Bank redeemed a substantial portion of the provincial and federal quasi-currency bonds circulating in the economy and in exchange received from the Government bonds known as Boden Quasi-Currency;

•
each province agreed to issue a substitute provincial bond due in September 2006 in exchange for quasi-currency bonds not redeemed and to reimburse the Government for all amounts the Government paid under the Boden Quasi-Currency bonds. This reinvestment obligation is secured by a pledge of up to 15% of the co-participation revenue to which that province is entitled.

In 2003, the Government redeemed a substantial portion of quasi-currency bonds through the issuance of new CER-adjusted, peso-denominated bonds (Boden 2011 and Boden 2013). With very limited exceptions, provincial or federal quasi-currency bonds no longer circulate in the Argentine economy.

Programa de Financiamiento Ordenado (Ordered Financing Program). In 2002, the Government created this program as part of a broader initiative to provide financial assistance to the provinces. Pursuant to this program, between 2002 and 2004 the Government signed bilateral fiscal agreements with a number of provinces (including the City of Buenos Aires), under which:

•
the Government provides loans from the Provincial Development Fund to signatory provinces conditioned upon the province’s adoption of spending controls and other administrative reforms. The proceeds from these loans may be used by the provinces only for the following purposes:

•	reduction of fiscal deficits;

•	payments of principal on outstanding debt; and

•	payment of unpaid salaries to provincial public employees and past-due payments owed to providers of essential goods and services;

•	signatory provinces agree to comply with all financial conditions to which the Government is subject under its financing arrangements with multilateral lending institutions; and

•	signatory provinces commit to:

•	establishing limits on floating-rate debt;

•	establishing monthly or quarterly fiscal targets;

•
presenting to the Government annual budgetary projections through 2005, including a description of fiscal measures necessary to maintain a balanced budget and to meet the province’s debt service obligations;

•	not incurring any new public indebtedness or issuing any new quasi-currency debt instruments; and

•	guaranteeing loan repayments by assigning to the Government their rights to receive co-participation funds under the February 2002 agreement.

Bogars. In 2003, in accordance with the agreement reached between the Government and the provinces in February 2002, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring. These bonds were issued by the Provincial Development Fund in an aggregate principal amount of Ps.28.2 billion, and their payment is secured through a Government guarantee. The Government’s guarantee is, in turn, secured through a pledge of its share of revenues from the tax on financial transactions and co-participation taxes.

Provinces with debt that was restructured through the issuance of Bogars have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government, for any amounts paid under the bonds (either directly by the Provincial Development Fund or indirectly by the Government through its guarantee). The provinces’ obligations to reimburse the Provincial Development Fund and/or the Government are secured by a pledge of up to 15% of co-participation revenues to which the provinces are entitled.

Fiscal Responsibility Law. On June 14, 2004, the executive branch of the Government submitted to Congress the Fiscal Responsibility Law, which was later approved on August 4, 2004. The law had to be approved by at least 12 jurisdictions and is only binding on those jurisdictions. To date, 21 of the 23 provinces and the City of Buenos Airs have adhered to the Fiscal Responsibility Law. This law seeks to implement important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•
the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•
the provinces may not incur debt service obligations in excess of 15% of net co-participation transfers to the municipal governments; any province breaching this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of GDP following its debt restructuring;

•	the provinces must seek approval from the Government’s Ministry of Economy for incurring debt or issuing guarantees; and

•	the Ministry of Economy must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the revenue-sharing regime between the Government and the provinces (including the City of Buenos Aires).

Social Security

Social Security Framework

Argentina currently has a hybrid public/private national pension system, which was introduced in July 1994. Under this system, the Government is responsible for every worker’s basic pension. Employees may also elect to receive an additional pension that, depending on the date of an employee’s entry into the workforce, may be publicly or privately administered. In March 2007, Congress amended the social security system, granting employees an option to choose between making contributions to private pension funds or the public system. The public pension system is a pay-as-you-go regime, where current social security expenditures are funded from current social security revenues and other current revenues.

Three separate institutions administer Argentina’s national public pension system:

•	The Administración Nacional de Seguridad Social (the National Social Security Administration), which oversees the pension funds of the general public;

•	The Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (the Armed Forces Pension Fund), which administers a special pension fund for the armed forces; and

•	The Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (the Federal Police Pension Fund), which administers a special pension fund for federal law enforcement personnel.

Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of ten provinces and two municipalities, including the City of Buenos Aires. The Government merged these provincial pension funds into the National Social Security Administration.

The current public social security system provides the following main benefits:

•
Basic Pension (Prestación básica universal). The Government provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•
Supplemental Pension (Prestación complementaria). The Government also provides a supplemental pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time for which contributions were made.

•
Optional Additional Pension (Prestación adicional por permanencia). Individuals who entered the workforce prior to July 1, 1994, can elect to receive an optional additional pension from the Government for contributions made after July 1, 1994. Alternatively, these individuals can elect to receive an additional pension from a private pension fund. The calculation of this benefit is based on an individual’s social security contribution from July 1, 1994 onward, and the length of time for which such contributions were made.

The Social Security Reform Law, passed by Congress in March 2007 provides that:

•
Each employee who contributes to the social security system may choose between making contributions to private pension funds or the public system. Once the individual has made a choice, he or she may change it every five years.

•
The maximum age to elect between the two regimes is 55 for men and 50 for women. Failure to make an election means the individual remains subject to the regime they were prior to their failure to elect.

•
Men over 55 years of age and women over 50 years of age that contribute to a private pension fund and have less than Ps.20,000 to their account will be automatically transferred to the public regime unless they expressly choose not to be transferred.

•
The Government will guarantee payment of the minimum pension to both, individuals under the public social security system and individuals under the private system who receive a public component with their pensions.

•
Commissions charged by pension funds over amounts credited to contributing individuals may not exceed 1% of the taxable base over which contributions were calculated. The Executive Branch may lower that cap.

•
During the first five years of the Social Security Reform Law, private pension funds may invest between 5% and 20% of their funds on debt instruments issued in connection with productive or infrastructure projects.

Argentina’s social security system also includes the following two unemployment programs:

•	Unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements.

•	The Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community-service work.

The national social security system is currently funded primarily through the following taxes:

•
payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business). In November 2001, to stimulate consumer demand, the Government announced a temporary reduction (applicable only under certain circumstances) of employees’ mandatory pension contributions. This reduction was scheduled to be phased out by October 1, 2004. On June 23, 2004, however, the Government extended the reduction until October 1, 2005. The reduction was later extended until October 1, 2006, expect for teachers, diplomats and employees of the judiciary. After two subsequent extensions, the reduction is currently scheduled to expire on January 1, 2008;

•
mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•	income taxes applicable to self-employed individuals (amounts are determined on an individual basis according to presumptive income ranges assigned to various lines of work).

As a result of significant deficits within the public social security system, the Government has had to turn increasingly to other sources of revenue to fund its social security expenditures. Other fiscal revenues currently allocated to cover costs of the social security system include the following:

•	15% of gross co-participation revenues;

•	Ps.120 million from annual income tax revenues plus 20% of additional income tax revenues;

•	10.307% of VAT revenues;

•	100% of revenues from taxes on tobacco, diesel fuel, kerosene and compressed natural gas, and 21% of revenues from taxes on naphtha and natural gas;

•	70% of revenues from the single-presumptive tax; and

•	30% of gross revenues from privatizations.

Evolution of Social Security Revenues and Expenditures

Although the social security reforms of 1994 were expected to improve the efficiency of Argentina’s social security system, since they were implemented they have had a significant adverse effect on the finances of Argentina’s non-financial public sector. Since 1995, Argentina’s public social security system has registered a widening deficit, reflecting primarily the transition costs of shifting towards a private regime. From 2002 through 2006, the social security system’s deficit decreased by 3.5%, from Ps.6.8 billion in 2002 to Ps.6.6 billion in 2006. This deficit averaged Ps.7.1 billion each year from 2002 through 2006. The Social Security Reform Law, approved in March 2007, grants employees a choice between the private and the public system.

Social Security Revenues. The significant rise in the social security deficit is primarily attributable to the pronounced decline in social security revenues, as new workers entering the labor market after July 1, 1994 directed their social security contributions to private pension funds.

Social security revenues registered a modest recovery of 1.8% in 2002, primarily as a result of the economic recovery that Argentina began to experience in the last six months of that year. In 2003, social security revenues increased by 20.2% to Ps.10.6 billion, as compared to Ps.8.8 billion in 2002, primarily as a result of the economic recovery and an increase compliance with contribution requirements resulting from reforms intended to deter tax evasion. In 2004, social security revenues increased by 27.9% to Ps.13.6 billion, as compared to Ps.10.6 billion in 2003, primarily as a result of the general improvement in the economy, which fostered an increase in salaries and the number formal registered employees. In 2005, social security revenues increased by 28.0% to Ps.17.4 billion, as compared to Ps.13.6 billion in 2004, primarily as a result of the increase in salaries and the number of formal registered employees. In 2006, social security revenues increased 42.2%, to Ps.24.7 billion, as compared to 2005, primarily as a result of the continued economic recovery and a reduction in tax evasion.

Social Security Expenditures. Since 1995, social security expenditures tended to rise or remain constant, as participants in the public system who had entered the labor market prior to July 1, 1994, continued to retire. Social security expenditures increased from Ps.20.6 billion in 1995 to Ps.38.2 billion in 2006.

In 2002, overall social security expenditures increased slightly 0.2%, primarily as a result of changes in the accounting treatment of certain family benefits (in 2002 the Government began accounting for these benefits as current transfers and not social security expenditures).

In 2003, social security expenditures increased by 13.0 % to Ps.22.5 billion, primarily as a result of the wage increase for members of the armed forces and an increase in the minimum basic pension.

In 2004, social security expenditures increased by 16.0% to Ps.26.1 billion, primarily as a result of the increase in the minimum basic pension, a one-time payment and other additional amounts paid to beneficiaries in order to adjust the purchase power of the pensions.

In 2005, social security expenditures increased by 17.1% to Ps.30.6 billion, primarily as a result the increase in pensions and the additional amounts paid to beneficiaries of 65 years of age or older receiving pensions of Ps.600 per month or less.

In 2006, social security expenditures increased 25.1%, to Ps. 38.2 billion, as compared to 2005, primarily as a result of the increase in the minimum basic pension, and an adjustment of 11% in all pensions in order to adjust for purchasing power.

PUBLIC SECTOR DEBT

Overview

Argentina’s public debt consists of foreign-currency denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government.

As of December 31, 2006:

•
Argentina’s total public debt, net of financial assets related to debt operations and certain reimbursement obligations from the provinces and financial institutions, was U.S.$118.5 billion (55.7% of GDP), and its gross public debt was U.S.$136.7 billion (64.2% of GDP);

•	Argentina’s peso-denominated debt totaled Ps.2007 billion (U.S.$65.5 billion), representing 47.9% of Argentina’s gross public debt;

•	Argentina’s foreign-currency denominated debt totaled U.S.$71.2 billion, representing 52.1% of Argentina’s gross public debt;

•	approximately 59.1% (or U.S.$ 80.8 billion) of Argentina’s total gross public debt was held by Argentine residents and 40.9% (or U.S.$56.0 billion) was held by creditors resident outside of Argentina;

•
78.5% or U.S.$107.3 billion of Argentina’s gross public debt consisted of bonds (including provincial bonds guaranteed by the Government and Treasury bonds), 10.2% or U.S.$14.0 billion of National Guaranteed Loans (for a description see “—Debt management—Secured or Guaranteed Debt”), 15.6% or U.S.$21.3 billion of loans from multilateral and bilateral lenders, 4.4% or U.S.$6.0 billion of temporary advances from the Central Bank and 1.5% or U.S.$2.1 billion of loans from commercial banks and other creditors;

•	86.7% or U.S.$118.5 billion of Argentina’s gross public debt was owed directly by the Government, and 13.3% or U.S.$18.2 billion was backed by Government guarantees;

•
U.S.$14.33 billion or 13.5% of Argentina’s public bonds were held by entities affiliated with the Government, including the Central Bank, Banco de la Nación Argentina and Banco de Inversión y Comercio Exterior; and

•	U.S.$131.3 billion (96.1%) of Argentina’s gross public debt was paid when due and U.S.$5.4 billion (3.9%) had not been restructured.

The total debt figures above do not include the debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion. Of that debt, U.S.$9.7 billion were past-due principal payments, U.S.$7.0 billion were past-due interest payments and the balance was non-payable debt. In the prospectus filed with the 2005 Debt Exchange, the Government noted that eligible debt not tendered in the exchange may remain unpaid indefinitely. In addition, Argentine Law 26,017 precludes the Government from reopening the debt exchange process for these holdout creditors.

Debt Record

On December 24, 2001, the Government (under the temporary administration of President Rodriguez Saá) declared a suspension of payments on a substantial portion of Argentina’s public debt. President Duhalde, his successor, endorsed the suspension of debt payments when he took office several days later. The Public Emergency and Reform Law, enacted on January 6, 2002, authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure Argentina’s public debt.

On February 6, 2002, the Government issued Decree No. 256, which officially suspended payments on Argentina’s public debt and authorized the Ministry of Economy to undertake a restructuring of these obligations. Subsequently, the Government issued Resolution No. 73 (April 2002), Resolution No. 350 (September 2002), Resolution No. 449 (October 2002) and Resolution No. 158 (March 2003), pursuant to which it refined the scope of the suspension of debt payments. In accordance with these decrees, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued since the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

On December 9, 2004, President Kirchner signed two decrees officially authorizing the debt exchange offer to restructure a significant portion of Argentina’s defaulted bond debt. On January 14, 2005, Argentina launched an offer to exchange its defaulted securities for new Par, Quasi-Par, Discount and GDP-linked Bonds. The exchange offer closed on February 25, 2005, with a 76.2% acceptance. The offer was settled on June 2, 2005. For further discussion of the 2005 Debt Exchange see “—Debt Management—2005 Debt Exchange.”

Prior Debt Restructurings

Commercial Banks. In 1985 and 1987, Argentina negotiated the restructuring of U.S.$34.7 billion of debt owed to international commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3 billion, two small bond issues emerged from this restructuring: “new money bonds” and “alternative participation instruments” or “APIs.” Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan. In April 1992, Argentina announced a new refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion of debt, including an estimated U.S.$9.2 billion in past-due interest payments. The Brady Plan effected a reduction of approximately U.S.$3.0 billion in the nominal amount of Argentina’s foreign debt, as well as a reduction of 35% in the net present value of interest payments.

Over 96% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, or FRBs, and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.2 billion of interest in arrears.

Approximately 95.7% of dollar-denominated Brady Bonds and 81.3% of the euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of December 31, 2006:

•	U.S.$305 million of par Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$59 million corresponded to past-due interest payments.

•	U.S.$97 million of discount Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$9 million corresponded to past-due interest payments.

•	U.S.$113 million of FRBs that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$107 million corresponded to past-due principal payments.

Principal payments and a portion of interest payments on the par and discount Brady Bonds are secured by collateral. For a description of these security arrangements see “—Debt Management—Secured or Guaranteed Debt.”

Paris Club. Argentina restructured debt due to members of the Paris Club, a group of sovereign creditors, in five separate agreements in 1985, 1987, 1989, 1991 and 1992. Under most of these agreements, new maturities averaged 10 years, with average grace periods of approximately 5 ½ years. The amounts rescheduled under these agreements totaled U.S.$9.0 billion. For further discussion of debt owed to Paris Club lenders, see “—Debt Owed to Official Institutions.”

Debt Management

During the 1990s, the Government accessed the international capital markets to meet its financing needs. These issuances consisted primarily of global bonds and euro bonds. In the late 1990s, however, it became increasingly difficult for the Government to access the international markets. Accordingly, the Government was required to rely more heavily on:

•
domestic debt issuance of short-term treasury bonds known as Letes and medium- to long-term treasury bonds such as Bontes and Bonos-Pagaré. A large portion of these bonds were denominated in U.S. dollars, since fears of a potential peso devaluation hindered the Government’s ability to place peso-denominated debt in the years leading up to the termination of the Convertibility regime; and

•	loans from multilateral and bilateral lenders.

After the suspension of debt payments in late 2001, the Government lost all access to foreign and domestic capital markets. The suspension of debt payments, combined with the fiscal surpluses posted after the crisis, reduced the Government’s financing needs. During this period, temporary advances from the Central Bank and loans from multilateral creditors covered the Government’s reduced financing needs.

The Government began to issue a new type of bond, known as Boden, primarily for the purpose of compensating individuals and foreign and domestic financial institutions affected by various crisis measures adopted by the Government. We set forth below a brief description of the various types of Boden:

•
Boden Depositor. The Government has issued these bonds since 2002 to compensate depositors for losses they incurred as a result of the pesification and the rescheduling of bank deposits. The issuance of these bonds has generated financial assets for the Government, since it has released banks from their obligations toward depositors receiving these bonds. In return, the banks have incurred an obligation to reimburse the Government for the nominal principal amount of these bonds at a specified discount. The banks may discharge this obligation by either depositing funds in the Central Bank or canceling debt owed to them by the Government. These bonds are adjustable by CER. As of December 31, 2006, there were a total of U.S.$4.8 billion of these bonds outstanding, of which U.S.$40 million were denominated in pesos and the rest in U.S. dollars.

•
Boden Compensation and Boden Coverage. Since 2002 the Government has issued these bonds to banks to compensate them for losses they incurred as a result of the asymmetric pesification of substantially all foreign-currency denominated loans and liabilities. These bonds are adjustable by CER.

•
Boden Compensation. These bonds were issued to compensate banks for the difference in value between their pesified assets and their pesified liabilities.  As of December 31, 2006, there were a total of U.S.$3.9 billion of these bonds outstanding, of which U.S.$3.6 billion were denominated in U.S. dollars and U.S.$280 million were denominated in pesos.

•
Boden Coverage. Since the pesification process did not encompass all the foreign-currency assets and liabilities of banks, the banks also suffered losses in terms of the difference between their remaining foreign-currency denominated assets and their remaining foreign-currency denominated liabilities. Boden Coverage bonds were issued to compensate banks for this difference in value (measured based on the banks’ assets and liabilities as of December 31, 2001). To receive these bonds, banks agreed to reimburse the Government for the principal amount of the bond at a specified discount. This reimbursement obligation represented a countervailing financial asset of the Government. Banks may discharge this reimbursement obligation in the same manner they may discharge reimbursement obligations relating to the Boden Depositor. As of December 31, 2006, there was a total of U.S.$3.0 billion of these bonds outstanding, all of which were denominated in U.S. dollars.

•	As of December 31, 2006, the remaining unsubscribed Boden Compensation and Boden Coverage amounted to U.S.$50 million.

•
Boden Restitution. The Government issued these bonds in 2003 to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001. These bonds are adjustable by CER. As of December 31, 2006, there was a total of U.S.$467 million of these bonds outstanding, all of which were denominated in pesos.

•
Boden Quasi-Currency. The Government issued these bonds in 2003 to the Central Bank as part of the process of redeeming substantially all of its own quasi-currency bonds (the Lecops) and substantially all of the quasi-currency bonds issued by the provinces (bonds issued by the Province of Buenos Aires are known as Patacones). The provinces agreed to reimburse the Government the nominal principal amount and debt services of Boden Quasi-Currency bonds it issued to redeem provincial quasi-currencies, thus generating a countervailing financial asset for the Government. These bonds are adjustable by CER. As of December 31, 2006, there was a total of U.S.$1.7 billion of these bonds outstanding, all of which were denominated in pesos.

•
Boden Asymmetrical Indexation CER-CVS: The Government has issued these bonds since 2005 to compensate banks for the asymmetrical indexation that occurred when bank held assets indexed to CER (the CPI-linked index) and held liabilities indexed to CVS (the salary-linked index). The effect of this asymmetrical indexation was a growing mismatch between bank assets and liabilities. These bonds are not adjustable by CER. As of December 31, 2006, there was a total of U.S.$26.0 million of these bonds outstanding, all of which were denominated in pesos.

After the suspension of debt payments in December 2001, the Government continued issuing Bocones. These bonds, which the Government has issued since 1991, are used primarily to restructure obligations that the Government owes to pensioners and various private creditors. In August 1997, the Government also authorized the issuance of a series of Bocones as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship from 1976 through 1983. The amount of such Bocones was Ps.1.45 billion in 2001, Ps.463 million in 2002, Ps.2.08 billion in 2003, Ps.1.87 billion in 2004, Ps.2.16 billion in 2005, and Ps.3.21 billion in 2006.

2001 Debt Exchanges

In 2001, as Argentina’s public debt burden grew increasingly unsustainable, the Government engaged in a series of debt exchanges designed to reduce the Government’s short- and medium-term debt service obligations. These debt exchanges permitted bondholders to exchange, on a voluntary basis, their outstanding bonds for new securities (or other debt obligations), the terms of which were set during the exchange offer period pursuant to a modified Dutch auction. This structure permitted the Government to determine pricing terms based on its review of the offers made by the bondholders. We set forth below a brief summary of the Government’s principal voluntary debt exchanges during 2001:

February 2001 Debt Exchange. In February 2001, the Government conducted a voluntary global exchange offer in which it acquired an aggregate principal amount of approximately U.S.$4.4 billion in outstanding bonds (primarily denominated in U.S. dollars) with an average maturity of 2.5 years and an average interest rate of 11.03%, in exchange for approximately U.S.$4.2 billion in bonds with an average maturity of 7.4 years and an average interest rate of 12.06%. The new instruments issued in this exchange were a U.S. dollar-denominated Global Bond scheduled to mature in 2012 and a U.S. dollar-denominated Bonte that matured in 2006.

Mega-Exchange.  In June 2001, the Government conducted a voluntary global exchange offer, known as the “mega-exchange,” in which it acquired forty-six different types of outstanding bonds with an aggregate principal amount of approximately U.S.$29.5 billion, primarily denominated in U.S. dollars, in exchange for five new bonds with an aggregate principal amount of U.S.$30.4 billion. The following new bonds were issued:

•	U.S.$2.1 billion of a Bono-Pagaré due in 2006;

•	U.S.$11.5 billion of a Global Bond due in 2008;

•	U.S.$931 million of a peso-denominated Global Bond due in 2008, convertible into U.S. Dollars at a U.S.$1 to Ps.1 exchange rate;

•	U.S.$7.5 billion of a U.S. dollar-denominated Global Bond due in 2018; and

•	U.S.$8.5 billion of a U.S. dollar-denominated Global Bond due in 2031.

Immediately after the exchange, the new bonds issued accounted for 32.0% of the Government’s foreign-currency denominated debt.

November 2001 Debt Exchange.  In November 2001, the Government conducted a voluntary exchange offer in which it acquired an aggregate principal amount of approximately U.S.$42.3 billion in outstanding bonds, with an average maturity of 12.01 years, in exchange for U.S.$42.0 billion in tax-secured loans (known as National Guaranteed Loans) with an average maturity of 14.02 years. Although both domestic and foreign bondholders were eligible to participate in this exchange offer, the principal participants were domestic creditors (consisting primarily of banks and pension funds).

National Guaranteed Loans were issued in U.S. dollars and in pesos. U.S.$28.0 billion of these loans had a fixed interest rate and U.S.$13.9 billion had a floating interest rate. Under their original terms, National Guaranteed Loans had the following key features:

•
During the period of time coterminous with the term of the original bonds, the interest rate on these loans was equal to 70% of the original interest, up to a maximum of 7% for fixed-rate loans and LIBOR plus 3% for floating-rate loans. After the term of the original bonds, the interest rate on these loans would be set at these maximum rates (i.e., 7% and LIBOR plus 3%).

•
National Guaranteed Loans are secured through a pledge of Government revenues from the tax on financial transactions and co-participation taxes (i.e., the taxes that the Government is required to share with the provinces pursuant to the Co-participation Law of 1988, as amended).

•	Holders of National Guaranteed Loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of National Guaranteed Loans).

The interest rate and the reverse swap feature of these loans were modified during the pesification process.

Pesification Process

On February 3, 2002, following the end of the Convertibility regime, the Government announced (through Decrees Nº 214, 410 and 471) the conversion into pesos of all foreign-currency denominated debt issued under Argentine law, with the new peso-denominated debt subject to adjustments for inflation based on CER. As part of this pesification process, the government took the following measures:

•
It pesified U.S.$57.5 billion in foreign-currency denominated Argentine-law governed Government debt at a rate of U.S.$1 to Ps.1.4. This debt consisted of Bontes, Bocones, Bonos-Pagaré, National Guaranteed Loans, bilateral loans and other obligations (such as commercial bank debt, Letes and other treasury bonds). Immediately after devaluation of the Argentine peso in the first quarter of 2002, this pesified debt declined in value to approximately U.S.$28.4 billion.

•
It reduced the interest rates on the Government’s pesified debt to an annual rate of 2.0%, with the exception of pesified National Guaranteed Loans, which were assigned fixed interest rates between 3% and 5.5%.

The pesification of U.S. dollar-denominated National Guaranteed Loans triggered the right of holders of these loans to revert back to the original bonds for which the loans had been exchanged. Pursuant to Decrees No. 644 (April 2002) and No. 79 (January 2003), to continue to receive debt payments, holders of these pesified National Guaranteed Loans were required to accept pesification and waive their right to revert back to the original bonds. Pursuant to Decree No. 530 (August 2003), any holders of National Guaranteed Loans who failed to waive this right were required to revert back to their original bonds. In 2003, holders of National Guaranteed Loans in an aggregate principal amount of U.S.$14.0 billion reverted to their original bonds in an aggregate amount of U.S.$20.0 billion (including past-due principal and interest payments) resulting in a U.S.$6.0 billion increase in Argentina’s public debt. Since the Government was not current on the original bonds, these reverse swaps resulted in an increase in past-due principal and interest payments. The Government restructured these original bonds as part of its 2005 Debt Exchange.

2005 Debt Exchange

On January 14, 2005, Argentina launched a global voluntary offer to exchange 152 different series of securities on which it had suspended payment in 2001, for new Par, Quasi-Par, Discount and GDP-linked Bonds. The aggregate value of securities that were eligible to participate in the exchange (including nominal value of the eligible securities and accrued past due interest accumulated as of December 31, 2001) was approximately U.S.$81.8 billion. Accrued past due interest accumulated from December 31, 2001 to December 31, 2003 were not eligible to participate in the exchange which would have swelled the amount on this debt segment to at least $102.6 billion.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the offer were entitled to receive, in exchange for their securities, different combinations of:

•
Par Bonds due December 31, 2038, at a rate of 1.00 unit of Par Bonds per unit of eligible amount tendered, denominated in U.S. dollars (governed by New York or Argentine law), euros (governed by English law), yens (governed by Japanese law) or pesos (governed by Argentine law) and bearing interest at incremental rates ranging from 1.33% to 5.25% in the case of U.S. dollar-denominated Par Bonds, 1.20% to 4.74% in the case of euro-denominated Par Bonds, 0.24% to 0.94% in the case of yen-denominated Par Bonds and 0.63% to 2.48% in the case of peso-denominated Par Bonds. The principal amount of peso-denominated Par Bonds is adjusted for inflation based on CER;

•
Discount Bonds due December 31, 2033, at a rate of 0.337 units of Discount Bonds per unit of eligible amount tendered, denominated in U.S. dollars (governed by New York or Argentine law), euro (governed by English law), yen (governed by Japanese law) or pesos (governed by Argentine law), and bearing interest at an annual rate of 8.28% in the case of U.S. dollar-denominated Discount Bonds, 7.82% in the case of euro-denominated Discount Bonds, 4.33% in the case of yen-denominated Discount Bonds and 5.83% in the case of peso-denominated Discount Bonds. The principal amount of peso-denominated Discount Bonds is adjusted for inflation based on CER;

•
Quasi-Par Bonds due December 31, 2045, at a rate of 0.699 units of Quasi-Par Bonds per unit of eligible amount tendered, denominated in pesos (governed by Argentine law) and bearing interest at a rate of 3.31%. The principal amount of peso-denominated Quasi-Par Bonds is adjusted for inflation based on CER; or

•
A notional amount of GDP-linked securities expiring no later than December 15, 2035, in an amount equal to the eligible amount of securities tendered, initially attached to each series of Par, Discount and Quasi-Par Bonds, denominated in the same currency, and governed by the same law, as the Par, Discount or Quasi-Par Bonds to which such GDP-linked securities are initially attached. Payments on GDP-linked securities are contingent upon the performance of Argentina’s GDP.

Holders tendering Brady Bonds were entitled to receive, in exchange for their Brady Bonds, the proceeds (in cash) from the liquidation of the principal collateral securing such Brady bonds, plus new Discount Bonds for the difference between the current value of the collateral and the principal amount of their Brady bonds at maturity.

Participants in the 2005 Debt Exchange have the right to participate in any future offer by Argentina to repurchase, exchange or amend any of the unexchanged old bonds.

Mandatory repurchase clauses require Argentina to allocate defined amounts to the repurchase of new bonds and other indebtedness. In addition, Argentina is required to repurchase bonds issued in the 2005 Debt Exchange if Argentina’s GDP exceeds a pre-established threshold. Further details about the repurchase provisions may be found in the supplement filed on January 10, 2005, to the prospectus dated December 27, 2004, for the 2005 Debt Exchange.

In exchange for all tendered amounts, Argentina issued approximately an aggregate principal amount of:

•	U.S.$15.0 billion in Par Bonds,

•	U.S.$11.9 billion in Discount Bonds; and

•	Ps.24.3 billion in Quasi-Par Bonds (approximately U.S.$8.3 billion).

•	GDP-linked securities in a notional amount of approximately U.S.$62.3 billion.

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235.4 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral. The 2005 Debt Exchange settled on June 2, 2005.

Other Restructurings

On August 31, 2006, Argentina restructured debt that it held with Banco de la Nación Argentina. This debt was restructured through the issuance of a Bonos-Pagaré denominated in pesos in the amount of Ps.1.5 billion.

On January 31, 2007, Argentina and Spain restructured a U.S.$982 million bilateral loan that was made under the IMF program during the financial crisis.   Argentina agreed to repay Spain within six years, at a rate of LIBOR plus 140 base points.

Indirect Debt

The Government guarantees—in part or in full—principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by financial assets or tax receivables of the Government.

As of December 31, 2006, the Government guaranteed third-party obligations for an aggregate amount of U.S.$15.22 billion (this amount includes past-due principal and interest payments), consisting of the following obligations:

•
U.S.$13.8 billion in debt owed by national entities separate from the Government (such as Banco de la Nación Argentina). A substantial portion of this debt was owed by non-financial public institutions and 98.7% of was secured by assets of the direct obligor. This debt includes:

•	U.S.$11.8 billion of indebtedness held by the “Fondo Fiduciario para el Desarrollo Provincial” (Fiduciary Fund for Provincial Development), or FFDP, which originated with the issuance of the Bogar.

•
Bogar 2018, issued in 2002 by the “Fondo Provincial para el Desarrollo” (Provincial Development Fund) in an aggregate principal amount of Ps.28.2 billion to restructure the debts of a number of provinces. Their repayment is secured through a Government guarantee and thus constitute indirect debt of the Government.

•
Bogar 2020, issued during the years 2005 and 2006 by the FFDP in order to restructure the debt it maintained with specific entities from the financial system (principally banks). Bogar 2020s are denominated in pesos, adjustable by CER and pay an annual fixed interest rate of 2%. Similar to the Bogar 2018, this new instrument depends on the subsidiary public sector guaranty of principal and interest payments.

For a description of the arrangement between the Government and the provinces with respect to these bonds see “Public Sector Finances—Fiscal Relations With the Provinces—Other Arrangements With the Provinces;”

•	U.S.$1.1 billion in provincial debt (including the City of Buenos Aires), all of which was secured by assets of the issuer; and

•	U.S.$350.1 million in debt of private sector entities; none of these debts were secured by assets of the issuer.

Secured or Guaranteed Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. We set forth below a description of these security arrangements:

•
National Guaranteed Loans. These loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., the taxes the Government is required to share with the provinces under the Co-Participation Law of 1988, as amended). The Central Bank directly collects the tax on financial transactions and transfers those revenues to the Government on a monthly basis, but withholds the amount necessary to discharge the Government’s obligations under the National Guaranteed Loans. If revenues from the tax on financial transactions are insufficient to discharge these obligations, the Central Bank obtains the shortfall from co-participation taxes by directing banks (which collect all taxes in Argentina) to transfer to it the amount of the shortfall. The Central Bank directly pays the Government’s obligations under the National Guaranteed Loans from these funds.

•
Bogar. The Government’s obligation to make payments under its guarantee of amounts due under these bonds is secured through a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes. This includes Bogar 2018, issued in 2002, and Bogar 2020, issued in 2005 and 2006.

•
Brady Bonds.  The full principal amount of par and discount Brady Bonds is secured, in the case of U.S.-dollar-denominated bonds, by zero-coupon U.S. Treasury bonds, and in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstalt für Wiederaufbau or KfW (Germany’s development bank). The collateral securing 100% of the principal amount of these bonds cannot be drawn upon until the maturity date of these bonds in 2023. A portion of the interest payable on Brady Bonds is collateralized as follows:

•
For discount Brady Bonds denominated in U.S. dollars or euros, interest collateral was set-aside in an amount equal to 12 months of interest calculated at a presumed rate of 8% of the principal amount of the outstanding bonds.

•
For U.S. dollar-denominated par Brady Bonds, interest collateral was set-aside in an amount equal to 12 months of interest calculated at a presumed rate of 6% of the principal amount of the outstanding bonds.

•
For euro-denominated par Brady Bonds, interest collateral was set-aside in an amount equal to 12 months of interest calculated at a presumed rate of 5.87% of the principal amount of the outstanding bonds.

Since July 2002, the fiscal agent of the par and discount Brady Bonds has made interest payments on these bonds as they became due, by liquidating and drawing upon the collateral set aside to secure these payments. As of December 31, 2006, the remaining collateral was valued at:

•	U.S.$5.3 million for interest payments on the dollar-denominated discount bounds; no collateral remained for interest payments on the dollar-denominated par bonds;

•	U.S.$80.0 million for principal payments on dollar-denominated par and discount bonds;

•	U.S.$0.06 million for interest payments on the euro-denominated discount bonds; no collateral remained for interest payments on euro-denominated par bonds; and

•	U.S.$23.3 million for principal payments on euro-denominated par and discount bonds.

Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued to Spanish banks un-collateralized bonds maturing in 2008 (instead of 30-year Brady bonds). These bonds are guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments. As of December 31, 2006, Argentina had accumulated U.S.$9.1 million in past-due coupon payments on these bonds.

Tax-Setoff Mechanisms

In the past, the Government has given holders of certain bonds the option to receive a tax credit in lieu of coupon payments. This tax credit could be used to discharge tax obligations the bondholder owes to the Government. For certain types of bonds, the tax setoff option was available only in the event of coupon payment default by the Government.

Several different types of Government bonds have had this tax-setoff feature (either by law or by the terms of the bonds), the specific mechanics of which vary. This tax-setoff mechanism has been a feature of the Bocones since they were first issued in 1991.

Additionally, in 2001, the Government issued a series of notes under its medium-term note program that incorporated a tax-setoff mechanism into the terms of the bonds. In August 2001, the Government applied this tax-setoff mechanism to all sovereign bonds maturing prior to December 31, 2005. The Government’s annual budget established a limit on the amount of tax credits on sovereign bonds that the Government could issue in any given year.

In April 2004, this tax-setoff arrangement was suspended for all of Government medium term notes and all Government bonds (with certain exception for Bocones and certain Boden)

Financial Assets

The difference between Argentina’s gross public debt and its net public debt consists of various financial assets held by the Government. Some of these assets result from the Government’s debt operations, either because they generate a countervailing financial asset - as in the case of certain Boden - or because they are secured with collateral - as in the case of the Brady bonds. Other financial assets held by the Government consist of outstanding Government bonds that the National Treasury repurchases but does not cancel. As of December 31, 2006, these financial assets totaled U.S.$18.2 billion (including U.S.$15.6 billion associated with debt operations for the benefit of the provinces, U.S.$2.0 billion corresponding to federal securities in the holdings of the National Treasury, U.S.$558.2 million associated with debt operation for benefit of other public entities, and U.S.$49.5 million in countervailing financial assets generated by the issuance of Boden.

Evolution of Public Debt

Introduction

The suspension of most public debt payments between December 2001 and June 2005 (when the 2005 Debt Exchange was completed) closed off domestic and international capital markets for Argentina. During this period, short-term debt issued by the Central Bank, as well as loans from multilateral creditors, met much of the public sector financing needs. But fiscal surpluses since 2003 have allowed the Government to repay debt in amounts in excess of the new debt issues, such that these new issues did not increase total public debt.

After the 2005 Debt Exchange was completed, Argentina was able to again access the capital markets for new financing. Again, fiscal surpluses have allowed the Government to service its debt in net terms, such that this new financing did not add to total public debt.

Since 2002 the Government has also issued debt to implement its monetary policy objectives, including:

•	strengthening the financial system (bond issues for compensation, savings, hedging and asymmetrical indexing);

•	redeeming quasi-currency; and

•	restructuring debt held by the provinces.

These measures largely account for the public debt increases observed during the period from 2002 to 2006. Additionally, inflation adjustments, compounding interest and exchange rate fluctuations have factored into the debt increases observed during this period.

Evaluation of Public Debt

In 2002, Argentina’s gross public debt decreased 4.9% to U.S.$137.3 billion (149.4% of GDP), due primarily to the pesification of its foreign-currency denominated Argentine-law governed debt and the devaluation of the peso. The Government also accumulated a total of U.S.$7.7 billion in past-due principal payments. The decrease in gross public debt was largely offset by:

•	the issuance of approximately U.S.$2.6 billion in new peso-denominated debt and U.S.$12.6 billion in new foreign-currency denominated debt, in each case governed by Argentine law;

•	the fluctuation in the exchange rates, which led to an increase of approximately U.S.$4.5 billon, and the compounding of interest, which led to an increase of approximately U.S.$1.2 billion;

•	the increase in peso-denominated debt resulting from inflation adjustments by approximately U.S. $4.2 billion; and

•	the accumulation of U.S.$4.3 billion in additional past-due interest payments.

In 2003, Argentina’s gross public debt increased 30.2% to U.S.$178.8 billion (138.8% of GDP). The Government accumulated an additional U.S.$10.3 billion in past-due principal payments. The past-due principal stock as of December 31, 2003 was of U.S.$18.0 billion. The increase in gross public debt in 2003 resulted primarily from the following factors:

•	the issuance of U.S.$9.7 billion in Bogar (provincial bonds issued through the Provincial Development Fund), which generated an indirect liability for the Government;

•	the issuance of approximately U.S.$4.1 billion in new peso-denominated debt and U.S.$693.3 million in new foreign-currency denominated debt, in each case governed by Argentine law;

•	the reverse swap of certain National Guaranteed Loans for the corresponding original bonds by approximately U.S.$6.0 billion;

•	the increase from exchange rate fluctuations of approximately U.S.$13.7 billion and the compounding of interest for approximately U.S.$1.6 billion;

•	the increase in peso-denominated debt resulting from inflation adjustments for approximately U.S.$1.3 billion; and

•	the accumulation of U.S.$5.7 billion in past-due interest payments.

In 2002 and particularly in 2003, the Government increasingly incurred obligations that resulted in countervailing financial assets. The balance of these countervailing assets, as of the dates indicated below, was as follows:

•	As of December 31, 2002, the Government had countervailing financial assets valued at U.S.$2.9 billion with respect to its outstanding Boden Depositor and Boden Coverage;

•	As of December 31, 2003, the Government had:

•
countervailing financial assets valued at U.S.$3.8 billion with respect to its outstanding Boden Depositor and Boden Coverage and U.S.$1.4 billion with respect to its outstanding Boden Quasi-Currency, and

•	countervailing financial assets valued at U.S.$9.7 billion with respect to the outstanding Bogar.

While the issuance of Boden Depositor, Boden Coverage, Bogar and certain Boden Quasi-Currency increased Argentina’s gross public debt, it did not similarly increase Argentina’s net public debt due to the creation of these countervailing assets. For a description of these transactions see “—Debt Management.”

In 2004, Argentina’s gross public debt increased 7.0% to U.S.$191.3 billion (127.3% of GDP). The Government accumulated an additional U.S.$12.4 billion in past-due principal payments for a total of U.S.$30.5 billion. The increase in gross public debt reflected the following factors:

•	the issuance of approximately U.S.$3.5 billion in new peso-denominated debt and U.S.$929.9 million in new foreign-currency denominated debt, in each case governed by Argentine law;

•	the increase from exchange rate fluctuations of approximately U.S.$3.2 billion and the compounding of interest for approximately U.S.$2.4 billion;

•	the increase in peso-denominated debt resulting from inflation adjustments by approximately U.S.$2.1 billion; and

•	the accumulation of U.S.$4.9 billion in additional past-due interest payments.

In 2005, Argentina’s gross public debt decreased 32.8% to U.S.$128.6 billion (73.5% of GDP), due primarily to the effects of the 2005 Debt Exchange and the nominal devaluation of the peso against the dollar. The 2005 Debt Exchange resulted in a debt decrease because past-due interest accumulated since 2002 was not included in the exchange. This decrease was partially offset by:

•	the issuance of U.S.$5.7 billion in new peso-denominated debt;

•	the issuance of U.S.$2.6 billion in new foreign-currency denominated debt;

•	the compounding of interest, including, as of 2005, the compounding of interest of Quasi-Par Bonds and Discount Bonds, both issued in the 2005 Debt Exchange, for approximately U.S.$1.9 billion; and

•	the increase in peso-denominated debt resulting from inflation adjustments by approximately U.S.$6.5 billion.

In 2005, the Government also accumulated an additional U.S.$785.8 million in past-due principal payments on debt that was pending restructuring (debt issued by the Paris Club, other bilateral creditors, commercial banks and other creditors). Total past-due principal payments in 2005 reached U.S.$4.1 billion.

The following bonds were offered in the domestic capital markets in 2005:

•	approximately U.S.$1.0 billion of new peso-denominated debt in the form of Boden 2014;

•	U.S.$1.4 billion new peso-denominated debt in the form of Boden 2012 and Boden 2015;

•	U.S.$1.6 billion in a direct placement with Venezuela under a bilateral agreement.

In 2006, Argentina’s gross public debt increased 5.8% to U.S.$136.7 billion (64.0% of GDP the lowest debt to GDP ratio since the devaluation of the Peso in 2002). This increase was explained principally by the following factors:

•	the compounding of interest for approximately U.S.$1.1 billion;

•	exchange rate fluctuations of approximately U.S.$1.7 billion; and

•	inflation adjustments of approximately U.S.$5.2 billion.

Argentina accumulated U.S.$335.7 million in past-due principal payments, increasing non-performing public debt to U.S.$4.4 billion.

In 2006, the Government issued the following bonds in the domestic capital markets:

•	U.S.$2.9 billion in Boden 2012, in a direct placement with Venezuela under a bilateral agreement;

•	U.S.$1.5 billion in Bonar V, issued in three domestic bond auctions; and

•	U.S.$ 1 billion in Bonar VII, issued in two domestic bond auctions.

From 2002 to 2006, total public debt as a percentage of GDP gradually decreased. This decrease was due to economic growth and strong fiscal performance, which allowed the Government to service its debt such that, in net terms, new debt issues did not add to total public debt.

The following table sets forth information on Argentina’s public debt as of the dates indicated:

Total Gross Public Debt(1)
(in million of U.S. dollars)

	As of December 31,
	2002		2003		2004		2005		2006
Peso-denominated debt (2)(3)	U.S.$	29,599	U.S.$	36,713	U.S.$	39,458	U.S.$	61,359	U.S.$	65,331
Principal arrears		3,455		6,017		6,866		749		197
Interest arrears		125		297		338		45		21
Total peso-denominated debt		33,178		43,026		46,662		62,154		65,549
As a % of total gross public debt		24.2%		24.1%		24.4%		48.3%		47.9%

Foreign-currency denominated debt(3) (4)		95,720		114,093		106,508		62,403		66,018
Principal arrears		4,260		12,024		23,616		3,340		4,227
Interest arrears		4,161		9,678		14,510		733		931
Total foreign-currency denominated debt		104,141		135,795		144,634		66,476		71,176
As a % of total gross public debt		75.8%		75.9%		75.6%		51.7%		52.1%

Total gross public debt (including arrears) (5)	U.S.$	137,320	U.S.$	178,821	U.S.$	191,296	U.S.$	128,630	U.S.$	136,725

Collateral and other financial assets (6)		(7,263)		(20,893)		(19,425)		(17,743)		(18,195)
Total net public debt (including arrears) (5)	U.S.$	130,056	U.S.$	157,927	U.S.$	171,871	U.S.$	110,887	U.S.$	118,530

Memorandum items:
Total gross public debt (including arrears) as a % of GDP		149.4%		138.8%		127.3%		73.5%		64.0%
Total gross public debt (including arrears) as a % of annual Government revenues		847.9%		683.5%		536.3%		297.7%		265.6%
Gross eligible public debt not exchanged in the 2005 Debt Exchange (including arrears)		-		-		-		23,556		-
Exchange rate(7)		3.40		2.92		2.98		3.04		3.06
CER(7)		1.41		1.46		1.54		1.72		1.89

(1)	Calculated using average exchange rate for GDP and Government revenues. The stock of the debt was calculated using the exchange rate at the end of each period.

(2)
Includes public debt denominated in local currency (public bonds, commercial-bank debt, obligations to bilateral lenders and others). For 2002 and subsequent dates, includes debt instruments initially issued in dollars but converted into pesos. For a list of these instruments, see “—Debt Management.”

(3)	Does not include past due principal and interest payments.

(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).

(5)
For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion.

(6)
Includes collateral and other financial assets corresponding to total public debt. Beginning in December 2005, financial assets arising from eligible debt not tendered in the 2005 Debt Exchange are excluded (except for Brady Bond collateral).

(7)	Exchange rate and CER used to calculate public debt totals for end of each period.

Source: Ministry of Economy.

The following table sets forth information on Argentina’s performing and non-performing public debt as of the dates indicated:

Total Gross Public Debt
(in million of U.S. dollars)

	As of December 31,
	2002		2003		2004		2005		2006
Peso-denominated Debt:(1)
Performing	U.S.$	26,147	U.S.$	32,387	U.S.$	36,408	U.S.$	61,173	U.S.$	65,149
Non-performing(2)		3,452		4,326		3,051		185		182
Total peso-denominated debt excluding arrears		29,599		36,713		39,458		61,359		65,331

Foreign-currency Denominated Debt:(3)
Performing		43,001		45,208		44,520		60,158		64,293
Non-performing(2)		52,719		68,885		61,987		2,246		1,724
Total foreign-currency denominated debt excluding arrears		95,720		114,093		106,508		62,404		66,018

Total gross public debt excluding arrears:
Performing		69,148		77,595		80,928		121,331		129,442
Non-performing(2)		56,171		73,211		65,038		2,431		1,906
Total gross public debt excluding arrears		125,319		150,805		145,966		123,762		131,349

Arrears:
Principal		7,715		18,041		30,482		4,089		4,425
Interest		4,286		9,974		14,848		779		952
Total arrears		12,001		28,015		45,330		4,868		5,377

Total gross public debt including arrears	U.S.$	137,320	U.S.$	178,821	U.S.$	191,296	U.S.$	130,460	U.S.$	136,725

Total debt in default(4)	U.S.$	68,172	U.S.$	101,226	U.S.$	104,231	U.S.$	7,298	U.S.$	7,283

Memorandum items:
Performing peso-denominated debt (as a % of total peso-denominated debt)		88.3%		88.2%		92.3%		99.7%		99.7%
Performing foreign-currency denominated debt (as a % of total foreign-currency denominated debt)		44.9%		39.6%		41.8%		96.5%		97.4%
Performing debt as a % of total gross public debt)		55.2%		51.5%		55.4%		98.1%		98.5%

(1)
Includes public debt denominated in local currency (public bonds, bilateral debt, commercial-bank debt and others). For 2002 and subsequent dates, includes debt instruments initially issued in dollars but converted into pesos. For a list of these instruments, see “-Debt Management.”

(2)
Does not include past-due principal and interest payments. For 2005 and 2006, figures also exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion. For a definition of “non-performing” debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”

(3)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).

(4)
Includes public debt on which Argentina was not paying principal or interest as of each date indicated, plus any past-due principal and interest payments. For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange.

Source: Ministry of Economy.

The following tables set forth information on Argentina’s public debt by type of interest rates:

Total Gross Public Debt by Type of Interest Rate(1)
(in million of U.S. Dollars)

	As of December 31,
	2002		2003		2004		2005		2006
Fixed rate(2)	U.S.$	85,156	U.S.$	122,516	U.S.$	132.987	U.S.$	82,434	U.S.$	89,229
Variable rate		52,164		56,305		58,309		46,196		47,497
Libor		27,766		26,514		28,964		24,630		24,670
IMF		14,253		15,463		14,071		9,453		6,789
Term deposit interest rate(3)		1,662		1,810		1,285		125		163
Others(4)		8,483		12,518		13,989		11,988		15,875
Total Gross Public Debt	U.S.$	137,320	U.S.$	178,821	U.S.$	191,296	U.S.$	128,630	U.S.$	136,725

(1)
Includes past-due principal and interest payments. For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion.

(2)
Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such inflation-linked debt as of December 31, 2006, (including past-due principal and interest payments) was U.S.$ 56.4 billion.

(3)	Daily average for peso and dollar term deposits as reported by the Central Bank.

(4)	Includes the IADB interest rate, Badlar and others.

Source: Ministry of Economy.

Total Gross Public Debt by Type of Interest Rate(1)
(as a percentage of total public debt)

	As of December 31,
	2002	2003	2004	2005	2006
Fixed rate(2)	62.0%	68.5%	69.5%	64.1%	65.3%
Variable rate	38.0	31.5	30.5	35.9	34.7
Libor	20.2	14.8	15.1	19.1	18.0
IMF	10.4	8.6	7.4	7.3	5.0
Term deposit interest rate(3)	1.2	1.0	0.7	0.1	0.1
Others(4)	6.2	7.0	7.3	9.3	11.6
Total Gross Public Debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
Includes past-due principal and interest payments. For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion (representing 13.6% of total gross public debt).

(2)
Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such inflation-linked debt as of December 31, 2006, (including past-due principal and interest payments) was U.S.$56.4 billion (representing 41.3% of total gross public debt).

(3)	Daily average for peso and dollar term deposits as reported by the Central Bank.

(4)	Includes the IADB interest rate, Badlar and others.

Source: Ministry of Economy.

As of December 31, 2006, the composition of the debt by interest rate included:

•	fixed rate peso-denominated debt, such as Bonar V and National Guaranteed Loans issued originally in pesos;

•
floating rate peso-denominated debt: CER-adjusted debt, such as Par Bonds, Discount Bonds and Quasi-Par Bonds issued in the 2005 Debt Exchange; Bodens issued in pesos such as the Boden 2007/2008/2011; guaranteed peso-denominated loans; and debt issued at the savings or deposit interest rates; and

•
floating rate foreign-currency denominated debt: such as LIBOR rate Boden denominated in dollars (Boden 2012, Boden 2013), loans from multilateral/bilateral organizations and nontransferable notes from the BCRA 2016 (issued as compensation of the cancellation of the debt with the IMF); and

•	fixed rate foreign-currency denominated debt: such as Boden 2015 issued in 2005 with a fixed rate in dollars and Bonar V issued in 2006 with a fixed rate.

Maturity Profile

In 2002, Argentina’s short-term debt decreased to less than 1% of gross public debt and its medium- and long-term debt decreased to 90.5% of gross public debt, as the Government reclassified past-due principal and interest payments on its debt as being in arrears. Short-term debt increased again in 2003, to 1.4% of gross public debt, primarily as a result of an increase in the amount of short-term financing from the Central Bank. Medium- and long-term debt decreased to 82.9% of gross public debt in 2003 due to the increase and reclassification of past-due amounts.

In 2004, Argentina’s short-term debt increased to 2.3% of gross public debt, primarily as a result of an increase in the amount of short-term financing from the Central Bank. Medium- and long-term debt decreased to 74.0%, mainly as a result of an increase in past-due principal and interest.

In 2005, Argentina’s short-term debt increased to 6.0% because of an increase in short-term financing by the Central Bank through temporary advances and financing. Starting in 2005, the Central Bank issued short term notes (Letras) to public sector entities, such as Administracion Nacional de Seguridad Social or ANSES, Administracion Federal de Ingresos Publicos or AFIP, Fondo Fiduciario de Reconstrucción de Empresas and Fondo Fiduciario de Infraestructura del Transporte. Medium- and long-term debt increased to 90.2%, mainly as a result of 2005 Debt Exchange, which decreased past-due principal and interest payments of the eligible debt. Also contributing to the rise of medium- and long-term outstanding debt was the issuance of long-term Par Bonds, Discount Bonds, and Quasi-Par Bonds.

As of December 31, 2006, 6.2% of Argentina’s gross public debt was short-term debt. Medium- and long-term debt accounted for 89.9%. The reopening of capital markets after the 2005 Debt Exchange allowed Argentina to increase its medium- and long-term financing. Although the share of medium- and long-term debt has increased, short-term debt issued by the Central Bank remains an important source of financing for the public sector.

The following tables set forth Argentina’s total public debt by term as of the dates indicated:

Total Gross Public Debt by Term
(in million of U.S. dollars)

	As of December 31,
	2002		2003		2004		2005		2006
Short-term(1)	U.S.$	1,079	U.S.$	2,526	U.S.$	4,468	U.S.$	7,778	U.S.$	8,438
Medium-term and long-term(2)		124,240		148,279		141,498		115,984		122,911
Arrears:
Principal		7,715		18,041		30,482		4,089		4,425
Interest		4,286		9,974		14,848		779		952
Total Arrears		12,001		28,015		45,330		4,868		5,377
Total gross public debt(3)	U.S.$	137,320	U.S.$	178,821	U.S.$	191,296	U.S.$	128,630	U.S.$	136,725

(1)	Debt with original maturity of one year or less.

(2)	Debt with original maturity of more than one year.

(3)
For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion.

Source: Ministry of Economy.

Total Gross Public Debt by Term
(as a percentage of total public debt)

	As of December 31,
	2002	2003	2004	2005	2006
Short-term(1)	0.8%	1.4%	2.3%	6.0%	6.2%
Medium-term and long-term(2)	90.5	82.9	74.0	90.2	89.9
Arrears:
Principal	5.6	10.1	15.9	3.2	3.2
Interest	3.1	5.6	7.8	0.6	0.7
Total Arrears	8.7	15.7	23.7	3.8	3.0
Total Gross Public Debt(3)	100%	100%	100%	100%	100%

(1)	Debt with original maturity of one year or less.

(2)	Debt with original maturity of more than one year.

(3)	For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange.

Source: Ministry of Economy.

Distribution of Total Public Debt by Type of Creditor

In 2002, the distribution of Argentina’s public debt was affected by:

•	new bond issuances (principally Boden) and the accumulation of past-due interest payments over such bonds, which increased bond debt by U.S.$20.6 billion to 55.1% of total gross public debt; and

•	the pesification process, which decreased the amount of debt held in the form of National Guaranteed Loans by U.S.$19.5 billion to 16.6% of total gross public debt.

In 2003, the composition of Argentina’s public debt changed again, with bond debt increasing by U.S.$37.2 billion to 63.1% of Argentina’s total debt, while debt in the form of National Guaranteed Loans decreased by U.S.$8.7 billion to 7.9% of the total public debt. These changes resulted from:

•	new bond issuances and the accumulation of past-due interest payments over such bonds; and

•	the reverse swap of National Guaranteed Loans for the corresponding original bond.

In 2004, the composition of Argentina’s public debt was similar to that observed in 2003. Bond debt increased by U.S.$10.5 billion to U.S.$123.3 billion, or 64.5% of Argentina’s total debt. This increase was primarily due to the accumulation of past-due interest payments. Debt in the form of guaranteed loans increased by U.S.$545.3 million to U.S.$14.6 billion and debt in the form of Bogars increased by U.S.$529.6million to U.S.$10.2 billion, accounting for 13.0% of total public debt. Inflation adjustments accounted for most of this increase. Debt held with official organizations decreased by U.S.$1.1 million to 19.6% of total gross public debt, as a result of principal payments (for a description see “Debt Owed to Official Institutions”).

In 2005, bond debt decreased sharply by U.S.$60.6 billion to U.S.$62.7 billion, or 48.8% of Argentina’s total debt, primarily as a result of the 2005 Debt Exchange.

In 2006, Argentina’s bond debt increased by U.S.$16.4 billion, or 58% of Argentina’s total debt. This increase resulted from the Central Bank’s issue of a 10-year bond (Letra Transferible 2016) to pay off its debts to the IMF using its international reserves (for a description see “Debt Owed to Official Institutions”).

The following tables set forth Argentina’s total public debt by type of creditor as of the dates indicated:

Total Gross Public Debt by Creditor
(in million of U.S. dollars)

	As of December 31,
	2002		2003		2004		2005		2006
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	U.S.$	14,253	U.S.$	15,463	U.S.$	14,071	U.S.$	9,453	U.S.$	-
World Bank		7,697		7,683		7,592		7,000		6,283
Inter-American Development Bank		8,379		8,946		8,896		8,729		8,704
FONPLATA		24		22		38		50		64
International Fund for Agricultural Development		5		3		2		4		6
Corporación Andina de Fomento		-		-		-		34		98
Principal arrears		758		-		-		-		-
Interest arrears		-		-		-		-		-
Total multilateral debt		31,116		32,117		30,601		25,269		15,155

Bilateral debt:
Paris Club		1,796		1,811		1,635		1,175		861
Other bilateral debt		2,459		2,761		1,755		957		745
Principal arrears		478		1,498		2,891		3,653		3,762
Interest arrears		166		397		592		661		804
Total bilateral debt		4,899		6,467		6,872		6,446		6,171

Total official debt		36,015		38,584		37,473		31,715		21,326

Private Creditors:
Suppliers		258		267		243		374		395
Private banks		1,233		522		397		293		859
Principal arrears		247		251		412		436		663
Interest arrears		61		88		114		117		148
Total debt to private creditors		1,799		1,128		1,166		1,221		2,066

Bonds:
Peso-denominated bonds		4,928		9,676		9,605		28,161		30,256
Foreign-currency denominated bonds		60,411		77,346		72,411		34,566		48,834
Principal arrears		6,231		16,292		27,179		-		-
Interest arrears		4,060		9,490		14,141		-		-
Total bonds		75,629		112,804		123,336		62,727		79,090

National Guaranteed Loans		22,797		14,100		14,646		14,267		13,981
Bogars		-		9,679		10,208		10,922		11,824
Total medium-term and long-term debt		136,241		176,295		186,828		120,852		128,287

Short-Term Debt:
Treasury bonds		-		-		-		2,515		2,452
Temporary advances from the Central Bank:		1,079		2,526		4,468		5,263		5,986
Total short-term		1,079		2,526		4,468		7,778		8,438

Total gross public debt(1)	U.S.$	137,320	U.S.$	178,821	U.S.$	191,296	U.S.$	128,630	U.S.$	136,725

(1)
For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion.

Source: Ministry of Economy.

Total Gross Public Debt by Creditor
(as a % of the total gross public debt)

	As of December 31,
	2002	2003	2004	2005	2006
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	10.4%	8.6%	7.4%	7.3%	-%
World Bank	5.6	4.3	4.0	5.4	4.6
Inter-American Development Bank	6.1	5.0	4.7	6.8	6.4
FONPLATA	-	-	-	-	-
International Fund for Agricultural Development	-	-	-	-	-
Corporación Andina de Fomento	-	-	-	-	0.1
Principal arrears	0.6	-	-	-	-
Interest arrears	-	-	-	-	-
Total multilateral debt	22.7	18.0	16.0	19.6	11.1

Bilateral debt:
Paris Club	1.3	1.0	0.9	0.9	0.6
Other bilateral debt	1.8	1.5	0.9	0.7	0.5
Principal arrears	0.3	0.8	1.5	2.8	2.8
Interest arrears	0.1	0.2	0.3	0.5	0.6
Total bilateral debt	3.6	3.6	3.6	5.0	4.5

Total official debt	26.2	21.6	19.6	24.7	15.6

Private Creditors:
Suppliers	0.2	0.1	0.1	0.3	0.3
Private banks	0.9	0.3	0.2	0.2	0.6
Principal arrears	0.2	0.1	0.2	0.3	0.5
Interest arrears	-	-	0.1	0.1	0.1
Total debt to private creditors	1.3	0.6	0.6	0.9	1.5

Bonds:
Peso-denominated bonds	3.6	5.4	5.0	21.9	22.1
Foreign-currency denominated bonds	44.0	43.3	37.9	26.9	35.7
Principal arrears	4.5	9.1	14.2	-	-
Interest arrears	3.0	5.3	7.4	-	-
Total bonds	55.1	63.1	64.5	48.8	57.8

National Guaranteed Loans	16.6	7.9	7.7	11.1	10.2
Bogars	-	5.4	5.3	8.5	8.6
Total medium-term and long-term debt	99.2	98.6	97.7	94.0	93.8

Short-Term Debt:
Treasury bonds	-	-	-	2.0	1.8
Temporary advances from the Central Bank:	0.8	1.4	2.3	4.1	4.4
Total short-term	0.8	1.4	2.3	6.0	6.2

Total gross public debt(1)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange.

Source: Ministry of Economy.

The following tables set forth information relating to Argentina’s performing and non-performing public debt by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor
(in million of U.S. Dollars)

	As of December 31,
	2002		2003		2004		2005		2006
Performing Debt:
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	U.S.$	14,253	U.S.$	15,463	U.S.$	14,071	U.S.$	9,453	U.S.$	-
World Bank		7,697		7,683		7,592		7,000		6,283
Inter-American Development Bank		8,379		8,946		8,896		8,729		8,704
FONPLATA		24		22		38		50		64
International Fund for the Development of Agriculture		5		3		2		4		6
Corporación Andina de Fomento		-		-		-		34		98
Total multilateral debt		30,359		32,118		30,601		25,269		15,155
Bilateral debt:
Paris Club		-		-		-		-		-
Other bilateral debt		-		-		131		102		110
Total bilateral debt		-		-		131		102		110
Total official debt		30,359		32,118		30,732		25,731		15,265
Private Creditors:
Suppliers		-		-		64		223		185
Private banks (commercial banks)		-		-		10		43		659
Total debt to private creditors		-		-		75		266		844
Bonds:
Peso denominated bonds		2,271		6,082		7,030		28,161		30,256
Foreign-Currency denominated bonds		12,642		13,090		13,770		34,566		48,834
Total bonds		14,914		19,173		20,800		62,727		79,090
National Guaranteed Loans		22,797		14,100		14,646		14,267		13,981
Bogars		-		9,679		10,208		10,922		11,824
Total medium-term and long-term debt		68,069		75,069		76,460		113,553		121,004
Short-term debt:
Treasury Bonds		-		-		-		2,515		2,452
Temporary advances from the Central Bank		1,079		2,526		4,468		5,263		5,986
Total short term debt		1,079		2,526		4,468		7,778		8,438
Total performing gross public debt		69,148		77,595		80,928		121,331		129,442

Non-Performing Debt(1)
Medium-Term and Long-Term Debt:
Bilateral debt:
Paris Club		1,796		1,811		1,635		1,175		861
Other bilateral debt		2,459		2,761		1,623		855		635
Total bilateral debt		4,256		4,571		3,258		2,030		1,496
Private Creditors:
Suppliers		258		267		178		151		156
Private banks (commercial banks)		1,233		522		386		250		200
Total debt to private creditors		1,491		790		564		401		356
Bonds:
Peso denominated bonds		2,656		3,594		2,574		-		-
Foreign-Currency denominated bonds		47,768		64,255		58,641		-		55
Total bonds		50,425		67,849		61,216		-		55
Total non-performing gross public debt		56,171		73,210		65,038		2,431		1,906

Principal and interest arrears		12,001		28,015		45,330		4,868		5,377
Total gross public debt including arrears(2)	U.S.$	137,320	U.S.$	178,820	U.S.$	191,296	U.S.$	128,630	U.S.$	136,725

(1)	Does not include past-due principal and interest payments. For a definition of “non-performing” debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”

(2)
For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion.

Source: Ministry of Economy.

Total Gross Performing and Non-Performing Public Debt by Creditor
(as a % of total public debt)

	As of December 31,
	2002	2003	2004	2005	2006
Performing Debt
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	10.4%	8.6%	7.4%	7.3%	-%
World Bank	5.6	4.3	4.0	5.4	6.4
Inter-American Development Bank	6.1	5.0	4.7	6.8	-
FONPLATA	-	-	-	-	-
International Fund for the Development of Agriculture	-	-	-	-	-
Corporación Andina de Fomento	-	-	-	-	0.1
Total multilateral debt	22.1	18.0	16.0	19.6	11.1
Bilateral debt:
Paris Club	-	-	-	-	-
Other bilateral debt	-	-	0.1	0.1	0.1
Total bilateral debt	-	-	0.1	0.1	0.1
Total official debt	22.1	18.0	16.1	19.7	11.2
Private Creditors:
Suppliers	-	-	-	0.2	0.1
Private banks (commercial banks)	-	-	-	-	0.5
Total debt to private creditors	-	-	-	0.2	0.6
Bonds:
Peso denominated bonds	1.7	3.4	3.7	21.9	22.1
Foreign-Currency denominated bonds	9.2	7.3	7.2	26.9	35.7
Total bonds	10.9	10.7	10.9	48.8	57.8
National Guaranteed Loans	16.6	7.9	7.7	11.1	10.2
Bogars	-	5.4	5.3	8.5	8.6
Total medium-term and long-term debt:	49.6	42.0	40.0	88.3	88.5
Short-term debt:
Treasury Bonds	-	-	-	2.0	1.8
Temporary advances from the Central Bank	0.8	1.4	2.3	4.1	4.4
Total short term debt	0.8	1.4	2.3	6.0	6.2
Total performing gross public debt	50.4%	43.4%	42.3%	94.3%	94.7%

Non-Performing Debt(1)
Medium-Term and Long-Term Debt:
Bilateral debt:
Paris Club	1.3	1.0	0.9	0.9	0.6
Other bilateral debt	1.8	1.5	0.8	0.7	0.5
Total bilateral debt	3.1	2.6	1.7	1.6	1.1
Private Creditors:
Suppliers	0.2	0.1	0.1	0.1	0.1
Private banks (commercial banks)	0.9	0.3	0.2	0.2	0.1
Total debt to private creditors	1.1	0.4	0.3	0.3	0.3
Bonds:
Peso denominated bonds	1.9	2.0	1.3	-	-
Foreign-Currency denominated bonds	34.8	35.9	30.7	-	-
Total bonds	36.7	37.9	32.0	-	-
Total non-performing gross public debt	40.9	40.9	34.0	1.9	1.4

Principal and interest arrears	8.7	15.7	23.7	3.8	3.9
Total gross public debt including arrears(2)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Does not include past-due principal and interest payments. For a definition of “non-performing” debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”

(2)	For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange.

Source: Ministry of Economy.

Foreign-Currency Denominated Debt

Under the Convertibility regime, most of Argentina’s public debt was denominated in foreign currencies (primarily in U.S. Dollars).

In 2002, Argentina’s foreign-currency denominated debt (including principal and interest arrears) decreased 25.5% to U.S.$104.1 billion, primarily as a result of the pesification of its foreign-currency Argentine-law governed debt. This decrease was partly offset by:

•	the issuance of approximately U.S.$12.6 billion in new U.S. dollar-denominated debt, all in the form of Boden; and

•	the accumulation of U.S.$4.2 billion in additional past-due interest payments.

In 2003, Argentina’s foreign-currency denominated debt (including principal and interest arrears) increased 30.4% to U.S.$135.8 billion, reflecting primarily:

•	the issuance of approximately U.S.$693.3 million in new U.S. dollar-denominated debt, all in the form of Boden;

•	the accumulation of U.S.$5.5 billion in additional past-due interest payments;

•	the reverse swap of National Guaranteed Loans for the corresponding original bonds of approximately U.S.$6.0 billion; and

•	exchange rate fluctuations, primarily the nominal appreciation of the euro against the U.S. dollar.

In 2004, Argentina’s foreign-currency denominated debt (including principal and interest arrears) increased 6.5% to U.S.$144.6 billion, reflecting primarily:

•	the issuance of approximately U.S.$929.9 million in new U.S. dollar-denominated debt;

•	the accumulation of U.S.$4.8 billion in past-due interest payments; and

•	exchange rate fluctuations, primarily the nominal appreciation of the euro against the U.S. dollar.

In 2005, Argentina’s foreign-currency denominated debt (including principal and interest arrears) decreased sharply by 54.0% to U.S.$66.5 billion, reflecting primarily:

•	the effect of the 2005 Debt Exchange; and

•	the exchange rates fluctuations, primarily the nominal appreciation of the euro against the U.S. dollar.

In 2004 and 2005, foreign-currency denominated debt decreased as a percentage of GDP, government revenues, exports and international reserves. Strong economic growth accounted for much of this declining share of debt, as did increased efficiency in revenues collection, growth in exports (due to high international prices and exchange rate competitiveness), and the accumulation of international reserves.

In 2006, Argentina’s foreign-currency denominated debt (including principal and interest arrears) increased by 7.1% to U.S.$71.2 billion, primarily as a result of:

•	new issuances of foreign currency denominated debt for U.S.$5.4 billion; and

•	the compounding of interest on the foreign currency denominated discount bonds issued in the 2005 Debt Exchange.

The following table sets forth information regarding Argentina’s total foreign-currency denominated debt, as of the dates indicated.

Gross Foreign-Currency Denominated Public Debt
(in million of U.S. dollars)

	As of December 31,
	2002		2003		2004		2005		2006
Foreign-currency denominated debt(1)	U.S.$	104,141	U.S.$	135,795	U.S.$	144,634	U.S.$	66,476	U.S.$	71,176
As a % of GDP(2)		113.3%		106.5%		95.0%		36.5%		33.4%
As a % of Government revenues(2)		643.0%		519.1%		405.5%		153.8%		138.3
As a % of exports		357.8%		395.1%		363.7%		142.6%		132.0
As a % of international reserves		569.4%		742.5%		790.8%		363.5%		389.2%
As a % of total gross public debt		75.8%		75.9%		75.6%		51.7%		52.1%

(1)
Includes principal and interest arrears. For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion.

(2)	Figures calculated using an average exchange rate.

Source: Ministry of Economy.

As of December 31, 2006, including past-due principal and interest payments, 40.5% of Argentina’s gross public debt was denominated in U.S. dollars, 9.6% in Euro, 1.7% in Japanese Yen and 1.5% in other foreign currencies.

The following table sets forth information regarding Argentina’s total foreign-currency denominated debt by type of currency, as of the dates indicated:

Gross Foreign-Currency Denominated Public Debt, by Currency(1)
(in million of U.S. dollars)

	As of December 31,
	2002		2003		2004		2005		2006
U.S. Dollars	U.S.$	61,247	U.S.$	83,234	U.S.$	87,334	U.S.$	46,815	U.S.$	55,320
Euro		32,692		41,282		45,995		14,316		13,061
Japanese Yen		7,256		8,056		8,103		3,603		2,088
Other(2)		2,946		3,223		3,202		1,742		708
Foreign-currency denominated debt	U.S.$	104,141	U.S.$	135,795	U.S.$	144,634	U.S.$	66,476	U.S.$	71,176

(1)
Figures include principal and interest arrears. For 2005 and 2006, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but did not participate in, the 2005 Debt Exchange totaled U.S.$26.1 billion.

(2)	Figures include Danish Crown, Swedish Crowns, Canadian Dollar, Australian Dollar, Kuwaiti Dinar and the option to convert to original currency.

Source: Ministry of Economy.

Foreign-Currency Denominated Debt Service

Following the suspension of debt payments at the end of 2001, Argentina’s interest expense on its foreign-currency denominated debt decreased—on a cash basis—to U.S.$1.7 billion (1.9% of GDP) in 2002, U.S.$1.7 billion (1.3% of GDP) in 2003 and U.S.$1.3 billion (0.9% of GDP) in 2004.

In 2005, Argentina’s interest expense on its foreign-currency denominated debt was of U.S.$2.4 billion (1.3% of GDP). Interest expense increased substantially thereafter as a consequence of the 2005 Debt Exchange, due to the interest paid on the new bonds issued. In 2006, Argentina’s interest expense on its foreign-currency denominated debt was of U.S.$2.5 billion (1.2% of GDP).

The following table sets forth information regarding Argentina’s projected debt service obligations on its performing foreign-currency denominated debt for the periods indicated:

Projected Performing Foreign-Currency Denominated Public Debt Service by Creditor(1)(2)(3)
(in million of U.S. Dollars)

	2007		2008		2009		2010		2011		2012		2013		2014		2015		2016
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Multilateral debt:
International Monetary Fund	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
World Bank	1,053	346	942	287	789	234	704	190	579	152	501	120	387	93	326	72	335	53	318	34
IADB	1,501	461	1,225	358	718	293	707	258	656	225	575	195	503	168	470	143	391	120	349	101
FONPLATA	8	4	5	3	6	3	7	3	6	2	6	2	6	2	6	1	6	1	4	1
IFAD	1	-	1	-	1	-	1	-	1	-	1	-	1	-	1	-	-	-	-	-
Corporacion Andina de Fomento	7	9	13	8	14	7	14	5	14	4	14	3	14	2	7	-	1	-	1	-
Total multilateral debt	2,569	819	2,185	656	1,526	536	1,432	456	1,255	384	1,095	320	909	265	809	217	733	175	672	136

Bilateral debt:
Paris Club	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other bilateral debt	20	4	19	3	13	2	13	2	13	1	13	1	8	-	2	-	2	-	1	-
Total bilateral debt	20	4	19	3	13	2	13	2	13	1	13	1	8	-	2	-	2	-	1	-
Total official debt	2,589	823	2,204	659	1,540	539	1,445	458	1,268	385	1,108	321	917	265	812	217	735	175	672	136

Private creditors:
Suppliers	1,174	12	31	10	25	8	21	6	19	5	19	4	19	2	19	1	-	-	-	-
Private banks	3	2	3	2	3	2	4	2	4	2	4	1	4	1	5	1	5	-	-	-
Total private creditors	1,177	14	35	12	28	10	25	8	23	7	23	5	24	3	24	2	5	-	-	-

Bonds:
Total Bonds	2,518	1,857	2,511	1,762	2,511	1,838	2,511	1,786	4,008	1,607	2,508	1,429	1,247	1,301	-	1,412	502	1,412	9,530	1,152

Total performing foreign-currency denominated debt service	6,284	2,694	4,750	2,433	4,079	2,387	3,981	2,252	5,299	1,999	3,639	1,755	2,188	1,569	835	1,630	1,243	1,587	10,203	1,288

(1)	Calculated based on the stock of debt, exchange and interest rates as of December 31, 2006. Includes floating rate debt at the interest rate in effect on December 31, 2006.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”

Source: Ministry of Economy.

Peso-Denominated Debt

In 2002, Argentina’s peso-denominated debt (including principal and interest arrears) increased by Ps.108.1 billion (U.S.$28.5 billion) to Ps.112.8 billion (U.S.$33.2 billion or 24.2% of gross public debt). This increase reflected primarily:

• the pesification of Argentina’s foreign-currency Argentine-law governed debt;

• the issuance of approximately Ps.9.0 billion (U.S.$2.6 billion) in new peso-denominated debt, primarily Boden and short-term advances from the Central Bank;

• adjustments for inflation of approximately Ps.14.2 billion (U.S.$4.2 billion); and

• the accumulation of Ps.425 million (U.S.$125 million) in past-due interest payments.

In 2003, Argentina’s peso-denominated debt increased 11.3% to Ps.125.5 billion (U.S.$43.0 billion or 24.1% of gross public debt), reflecting primarily:

• the issuance of approximately Ps.31.1 billion (U.S.$10.7 billion) in new peso-denominated debt, primarily Boden, Bogar and short-term advances from the Central Bank;

• adjustments for inflation of approximately Ps.3.9 billion (U.S.$1.3 billion); and

• the accumulation of Ps.501 million (U.S.$172 million) in past-due interest payments in addition to the Ps.425 million accumulated in 2002.

In 2004, Argentina’s peso-denominated debt increased 10.7% to Ps.139.0 billion (U.S.$46.7 billion or 24.4% of gross public debt), reflecting primarily:

• the issuance of approximately Ps.10.6 billion (U.S.$$3.5 billion) in new peso-denominated debt, primarily Boden, Bogar, Bocones, consolidated debt bonds and short-term advances from the Central Bank; and

• adjustments for inflation of approximately Ps.6.3 billion (U.S.$2.1 billion).

In 2005, Argentina reduced its past due payments on its peso-denominated debt to a total of Ps.2.4 billion (U.S.$795 million) including Ps.2.3 billion (U.S.$749 million) in past-due principal payments and Ps.138 million (U.S.$45 million) in past-due interest payments, primarily as a result of the 2005 Debt Exchange. Argentina’s peso-denominated debt increased 35.9% to Ps.188.9 billion (U.S.$62.2 billion or 48.3% of gross public debt) primarily because of:

• the 2005 Debt Exchange, which exchanged a substantial portion of foreign-currency denominated debt for peso-denominated debt;

• a Ps.17.4 billion (U.S.$5.7 billion) issue of new peso-denominated debt principally in the form of Boden, Bocones, and short-term financing from the Central Bank and other public entities; and

• adjustments for inflation of approximately Ps.19.7 (U.S.$6.5 billion).

In 2006, Argentina’s peso denominated debt increased 5.5% to Ps.200.7 billion (U.S.$65.5 billion or 30.8% of gross public debt). This increase was a result of newly issued dollar-denominated debt that was amortized in dollars and pesos and inflation adjustments.

As of December 31, 2006, Argentina’s peso-denominated public debt (excluding past due amounts) consisted of:

• Ps.92 billion (U.S.$30.3 billion) in federal securities (Bodens, Bocones, Par Bonds, Discount Bonds, Quasi-Par Bonds, among others);

• Ps.42.8 billion (U.S.$14.0 billion) in National Guaranteed Loans;

• Ps.36.2 billion (U.S.$11.8 billion) in Provincial Guaranteed Bonds (Bogars);

• Ps.18.3 billion (U.S.$6.0 billion) in temporary advances by the Central Bank (short-term debt); and

• Ps.9.5 billion (U.S.$3.1 billion) in other debts, including that of commercial banks and other creditors.

Peso-Denominated Debt Service

Despite the suspension of debt payments, interest expense on Argentina’s peso-denominated debt increased to Ps.981.4 million (U.S.$288.6 million or 14.4% of total interest payments) in 2002 and to Ps.1.9 billion (U.S.$638.5 million or 27.4% of total interest payments) in 2003. This increase reflected primarily interest payments on performing peso-denominated debt, including Boden and National Guaranteed Loans.

In 2004, interest payments on Argentina’s peso-denominated debt did not significantly change from 2003, remaining at Ps.1.9 billion (U.S.$636.7 million or 32.8% of total interest payments), as the government had suspended servicing on most of its debts.

In 2005, interest payments on Argentina’s peso-denominated debt totaled Ps.3.1billion (U.S.$1.1 billion, or 30.5% of total interest payments), an increase of 66.8% from 2004. The increase resulted from the servicing of peso-denominated securities newly issued in the 2005 Debt Exchange.

In 2006, interest payments on Argentina’s peso-denominated debt increased 19.9%, to Ps.3.7 billion (U.S.$ 1.2 billion, or 32.4% of total interest payments).

The following table sets forth information regarding Argentina’s projected debt service on its performing peso-denominated public debt for the periods indicated:

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)(3)
(in million of peso)

	2007		2008		2009		2010		2011		2012		2013		2014		2015		2016
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Bonds:	1,550	369	1,295	349	1,082	424	745	412	1,111	396	1,009	376	1,009	355	974	842	189	828	25	826
National Guaranteed Loans:	1,208	577	1,056	533	3,401	461	1,985	352	2,100	273	635	187	108	176	1	175	173	170	592	159
Bogars:	593	231	619	220	619	207	864	192	913	174	916	156	929	137	1,394	115	1,487	86	1,492	56
Private creditors:
Suppliers	-	4	-	4	-	6	2	7	-	7	-	7	-	7	-	7	-	7	-	7
Total private creditors	-	4	-	4	-	6	2	7	-	7	-	7	-	7	-	7	-	7	-	7
Temporary advances from the Central Bank	5,986	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury Bonds	1,309	29	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-	-
Total performing peso-denominated debt service	10,646	1,210	2,970	1,105	5,102	1,098	3,595	964	4,123	851	2,560	727	2,046	676	2,369	1,139	1,850	1,091	2,110	1,048

(1)	Calculated based on the stock of debt, exchange and interest rates as of December 31, 2006. Includes floating rate debt at the interest rate in effect on December 31, 2006.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”

Source: Ministry of Economy.

Debt Owed to Official Institutions

Historically, the IMF, the Inter-American Development Bank, or IADB, and the World Bank have provided Argentina with financial support subject to the Government’s compliance with stabilization and reform policies. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural adjustments at the national and provincial levels.

In 2002, the Government made net payments to multilateral lenders (including the IMF, the IADB, the World Bank and other institutions) in an aggregate amount of U.S.$4.1 billion (including payments of principal, interest and commissions). In 2003, the net amount of these payments decreased by 41.2% to U.S.$2.4 billion. In 2004, net payments to multilateral lenders increased by 45.1% to U.S. $3.5 billion.

From 2002 to 2006, the total amount of debt owed by the Government to multilateral creditors decreased 51.3% to U.S.$15.2 billion, mainly as a result of prepayment of amounts owed to the IMF. Following the settlement of the 2005 Debt Exchange, the Government announced its intention to prepay all of its outstanding debt with the IMF, totaling U.S.$9.5 billion. The Government paid the IMF debt in full on January 3, 2006. In 2006, the Government made principal payments to multilateral lenders, net of disbursement, of U.S.$11.1 billion, including the U.S.$9.5 billion payment to the IMF.

As of the date of this annual report, the Government is current on all of its multilateral debt obligations.

The Government borrows multilateral debt on behalf of the provinces. As of December 31, 2006, these obligations totaled U.S.$2.6 billion. These obligations generate a countervailing financial asset for the Government consisting of each province’s obligation to repay amounts borrowed by the Government on its behalf.

The following table sets forth capital flows from multilateral lenders as of the dates indicated:

Capital Flows from Multilateral Lenders (in million of U.S. dollars)

	2002		2003		2004		2005		2006
World Bank:
Disbursements	U.S.$	180	U.S.$	1,963	U.S.$	770	U.S.$	362	U.S.$	468
Principal Payments		(1,331)		(2,977)		(860)		(934)		(1,143)
Principal Payments, net of Disbursements		(1,151)		(1,014)		(90)		(572)		(676)
Interest Payments		(529)		(363)		(241)		(282)		(339)
Payment of Commissions		(5)		(5)		(4)		(3)		(3)
Net (outflows) inflows		(1,685)		(1,382)		(335)		(858)		(1,017)

International Monetary Fund:
Disbursements		-		5,605		3,451		-		-
Principal Payments		(740)		(5,706)		(5,494)		(3,589)		(9,530)
Principal Payments, net of Disbursements		(740)		(101)		(2,043)		(3,589)		(9,530)
Interest Payments		(682)		(651)		(553)		(513)		(81)
Payments of Commissions		0		0		(5)		(5)		0
Net (outflows) inflows		(1,422)		(752)		(2,600)		(4,106)		(9,611)

Inter-American Development Bank:
Disbursements		417		2,666		344		597		1,133
Principal Payments		(937)		(2,368)		(505)		(536)		(1,226)
Principal Payments, net of Disbursements		(520)		298		(161)		61		(93)
Interest Payments		(486)		(571)		(423)		(453)		(484)
Payments of Commissions		(9)		(11)		(5)		(5)		(3)
Net (outflows) inflows		(1,015)		(283)		(589)		(397)		(580)

IFAD:(1)
Disbursements		-		1		2		3		5
Principal Payments		(1)		(3)		(2)		(2)		(3)
Principal Payments, net of Disbursements		(1)		(3)		-		1		2
Interest Payments		-		(1)		-		-		-
Payments of Commissions		-		-		-		-		-
Net (outflows) inflows		(1)		(3)		(1)		1		1

FONPLATA:(2)
Disbursements		1		4		12		11		20
Principal Payments		(4)		(6)		(4)		(4)		(6)
Principal Payments, net of disbursements		(3)		(3)		8		7		14
Interest Payments		-		(1)		(1)		(1)		(3)
Payments of Commissions		0		0		0		0		0
Net (outflows) inflows		(3)		(4)		6		5		10

Corporación Andina de Fomento:
Disbursements		-		-		-		34		64
Principal Payments		-		-		-		-		-
Principal Payments, net of disbursements		-		-		-		34		64
Interest Payments		-		-		-		(1)		(4)
Payments of Commissions		0		0		0		(1)		(1)
Net (outflows) inflows		-		-		-		31		59

Total Disbursements	U.S.$	598	U.S.$	10,238	U.S.$	4,578	U.S.$	1,006	U.S.$	1,689
Total Principal Payments		(3,013)		(11,061)		(6,864)		(5,065)		(11,908)
Principal Payments, net of Disbursements		(2,415)		(822)		(2,286)		(4,058)		(10,219)
Total Interest Payments		(1,697)		(1,587)		(1,218)		(1,252)		(911)
Total Commissions		(13)		(16)		(14)		(15)		(7)
Total Net (outflows) inflows	U.S.$	(4,125)	U.S.$	(2,425)	U.S.$	(3,519)	U.S.$	(5,325)	U.S.$	(11,137)

(1)	International Fund for Agricultural Development.

(2)	Financial Fund for the development of the Plata Valley.

Source: Ministry of Economy.

International Monetary Fund

The IMF organized two separate financial aid packages for Argentina during the years leading up to the collapse of the Convertibility regime, one in December 2000 and the other in August 2001. As part of these packages, the IMF increased the amount available to Argentina under its credit facilities and secured for Argentina other sources (including loan commitments from the World Bank, the IADB and the Spanish government) of funding.

Between 2001 and 2005, Argentina received disbursements from the IMF for a total amount of approximately U.S.$19.6 billion (U.S.$2.9 billion net of principal payments). In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement. The suspension of disbursements continued through 2005 and in December of that year the Government announced its intention to make an early repayment of its entire outstanding obligation to the IMF. The Government explained that full repayment of its IMF debt would allow for more independence in macroeconomic management and support its structural reform agenda

On January 3, 2006, the Government repaid all its outstanding debt owed to the IMF in a single payment of U.S. $9.5 billion. The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest. The Government used Central Bank reserves to make the payment, which resulted in a 51% reduction of reserves to U.S.$19 billion. To compensate the Central Bank, the Government issued a 10-year U.S. dollar denominated bond. As a result, the IMF repayment did not affect the Government’s debt stock as the IMF liability was exchanged for a Central Bank liability of the same value.

World Bank

From 2002 through 2006, the World Bank disbursed approximately U.S.$3.7 billion in loans to the Government, partly for activities designed to foster economic recovery, both at the national and provincial levels, and partly for various social development programs.

2002

In October 2002, the World Bank granted a loan in an aggregate amount of U.S.$250 million, the proceeds of which must be used to pay the guarantees of the zero-coupon U.S. Treasury bonds. The entire amount of the loan was disbursed in 2002.

The Government made principal payments to the World Bank, net of disbursements, of U.S.$1.2 billion in 2002.

2003

In 2003, Argentina and the World Bank entered into new agreements, whereby the World Bank granted:

•	a U.S.$600 million loan to support the Heads-of-Household Program, launched in April 2002. The entire amount was disbursed in 2003 and 2004;

•
a U.S.$500 million loan to redeem quasi-currency bonds issued by the provinces during the crisis and to support social and emergency health programs. As of December 31, 2006, Argentina had been disbursed the entire amount; and

•	a U.S.$750 million loan to support provincial maternal-child health programs. As of December 31, 2006, U.S.$600 million had been disbursed.

The government made principal payments to the World Bank, net of disbursements, of U.S.$1.0 billion in 2003.

2004

In 2004, Argentina and the World Bank entered into new agreements, whereby the World Bank granted:

•	a U.S.$135.8 million loan to support the implementation of a maternal and child insurance program. As of December 31, 2006, U.S.$47.6 million had been disbursed, and

•	a U.S.$200 million loan for the improvement of infrastructure services including the rehabilitation of national roads. As of December 31, 2006, U.S.$160.5 million had been disbursed.

In 2004, the Government made net principal payments to the World Bank of U.S.$90 million.

2005

In March 2005, the World Bank approved a U.S.$200 million loan to support road investment programs in the Province of Buenos Aires, of which U.S.$22.7 million had been disbursed as of December 31, 2006.

In 2005, the Government made principal payments to the World Bank, net of disbursements, of U.S.$572 million.

2006

In 2006, Argentina and the World Bank entered into new agreements, whereby the World Bank granted:

•
a U.S.$350 million loan to support the “Heads of Household Transition Project,” the objective of which is to reduce poverty and promote activities that transition program beneficiaries into full-time employment. As of December 31, 2006, U.S.$189.3 million of such loan had been disbursed.

•	a U.S.$ 150 million loan for the improvement of rural education. As of December 31, 2006, U.S.$2.3 million of such loan had been disbursed.

•
two loans for an aggregate of U.S.$65 million for the modernization of the social security system (ANSES) and of provincial and municipal governments. As of December 31, 2006, U.S.$0.6 million of those loans had been disbursed.

•
four loans for a total of U.S.$395 million to finance infrastructure, including roads, urban flood prevention and drainage, solid waste management and other municipal services. As of December 31, 2006, U.S.$3.9 million of that loan had been disbursed.

In 2006, the Government made principal payments to the World Bank, net of disbursements, of U.S.$676 million.

As of December 31, 2006, the Government owed a total of U.S.$6.3 billion to the World Bank and was current on all amounts it owed to this institution.

IADB

From 2002 through 2006, the IADB disbursed approximately U.S.$5.2 billion in loans to Argentina.

2002

IADB granted a loan of U.S.$200 million to support a “Programa Fronterizo” (a development program for communities in border regions). As of December 31, 2006, U.S.$3.4 million had been disbursed.

In 2002, Argentina made net principal payments to the IADB for U.S.$520 million.

2003

Argentina and the IADB entered into the following loan agreements:

•
a U.S.$1.5 billion emergency loan to mitigate the impacts of the economic crisis. In December, the second stage of this program was signed for a total of U.S.$400 million. As of December 31, 2006, the entire amount had been disbursed.

•	a U.S.$600 million loan to improve the educational system. As of December 31, 2006, U.S.$213.1 million had been disbursed.

•	a U.S.$56.7 million loan to support tourism development in the province of Salta. As of December 31, 2006, U.S.$12.1 million had been disbursed.

In 2003, the IADB disbursed to the Government U.S.$298 million, net of principal payments made by the Government.

2004

•
In March 2004, the IADB and the Government signed a U.S.$51.9 million loan package to modernize productive activities in the Rio Negro province. As of December 31, 2006, the IADB had disbursed a total of U.S.$7.7 million.

•
In December 2004, the IADB approved a U.S.$500 million sector loan to improve and streamline social assistance under its Argentina Avanza program. As of December 31, 2006, the entire amount of the loan had been disbursed.

In 2004, the principal payments made by the Government, net of disbursements reached a total of U.S.$161 million.

2005

In 2005, the IADB and the Government signed various loan agreements aimed at improving public administration at the provincial and national levels, supporting tourism programs, enhancing production in the Mendoza province and financing social investment in Buenos Aires. These loan agreements totaled U.S.$130.6 million. As of December 31, 2006, the IADB had disbursed U.S.$10.3 million of this loan.

In 2005, the IADB disbursed to the Government U.S.$61 million, net of principal payments made by the Government.

2006

Argentina and the IADB entered into the following loan agreements:

•	a U.S.$700 million loan to finance a cash transfer and subsidy program for poor families. As of December 31, 2006, U.S.$149.8 million had been disbursed.

•	a U.S.$280 million loan to promote innovation and technological development in the Argentine productive sector. As of December 31, 2006, U.S.$49.5 million had been disbursed.

•	a U.S.$580 million loan to construct electrical transmission lines in the northern region of Argentina. As of December 31, 2006, no funds had been disbursed.

•
three other loans for a total of $460 million to finance various projects, including support to small- and medium enterprises, microlending, the development of a satellite system, and social development programs in Cordoba province. As of December 31, 2006, U.S.$10 million of these loans had been disbursed.

In 2006, the Government made principal payments to the IADB, net of disbursements, of U.S.$93 million. As of December 31, 2006, the Government owed U.S.$8.5 billion to the IADB and was current on this debt.

FONPLATA, CAF and IFAD

Between 2002 and 2006 FONPLATA disbursed an aggregate amount of U.S.$47 million.

In November of 2003, FONPLATA a loan to the Government for U.S.$41 million for the Santa Fe port restructuring project. As of December 31, 2006, U.S.$0.3 million had been disbursed.

•	a U.S.$51 million loan in 2004 to support the emergency program for the recovery of flooded areas. As of December 31, 2006, U.S.$16.4 million had been disbursed.

•
a U.S.$22.5 million loan in 2004 to support a social development program in the northern region of Argentina, focusing on areas with unmet basic needs. As of December 31, 2006, U.S. $7.1 million had been disbursed.

As of December 31, 2006, the Government owed U.S.$64.3 million to the Fondo Financiero para el Desarrollo de la Cuenca del Plata (the Financial Fund for the Development of the Plata Valley) or FONPLATA.

CAF is an international financial institution. Its members include Bolivia, Colombia, Ecuador, Peru, Venezuela, Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Trinidad and Tobago and Spain. Twenty-two private banks from the Andean region are also members. Its headquarters are in the city of Caracas, Venezuela. Between 2002 and 2006 CAF disbursed approximately U.S.$98 million.

In May 2004, CAF granted the Government a loan of U.S.$150 million to finance transportation infrastructure. As of December 31, 2006, U.S.$91.1 million had been disbursed.

In June 2005, CAF and Argentina signed a loan agreement for U.S.$35 million to finance railway services between Buenos Aires and Mendoza. As of December 31, 2006. U.S.$6.5 million had been disbursed.

As of December 31, 2006, the Government owed U.S.$97.6 million to CAF.

Between 2002 and 2006, the International Fund for Agicultural Development, or IFAD disbursed U.S.$11 million. As of December 31, 2006, the Government owed U.S.$6 million to IFAD.

Paris Club and Other Bilateral Lenders

As of December 31, 2006, Argentina owed U.S.$2.8 billion to the Paris Club, of which U.S.$861 million is outstanding debt and U.S.$1.9 billion is accumulated past-due principal and interest.

As of December 31, 2006, Argentina owed U.S.$3.3 billion to other bilateral creditors, of which U.S.$710 million is outstanding debt and U.S.$2.6 billion is accumulated past-due principal and interest. Argentina has restructured some of this bilateral debt. On January 31, 2007, Argentina and Spain restructured a $982 million bilateral loan that was made under the IMF program during the financial crisis.

Legal Proceedings

Litigation Outside of Argentina

The Government’s decision to defer payments on its foreign-currency denominated debt prompted a number of lawsuits in various countries by plaintiffs seeking to collect on bonds issued by the Government. Plaintiffs in each of these actions have asserted that the Government failed to make timely payments of interest and/or principal on their bonds, and seek to obtain judgments for the face value of and/or accrued interest on those bonds. The following summary is accurate as of September 25, 2007:

Individual Litigation in the United States. In the United States, approximately 106 lawsuits have been filed since March 2002 seeking repayment of the Government’s indebtedness. Not including claims brought as class actions on behalf of entire series of bonds, these lawsuits seek repayment of approximately U.S.$2.9 billion in debt issued by the Government. Not including ancillary attachment proceedings described below, these suits either are or were pending in the United States District Court for the Southern District of New York (which we refer to as the “District Court”) before Judge Thomas P. Griesa. As of September 25, 2007, judgments had been entered in 51 cases, in a total amount of approximately U.S.$1.8 billion (composed principally of a judgment for approximately U.S.$725 million, which was affirmed after the Government appealed, and a second judgment for approximately U.S.$284 million). The Republic has filed notices of appeal in 24 cases, where the judgments total approximately U.S.$270 million. The judgment creditors have taken discovery from the Government concerning the existence of assets subject to execution. The Government has represented to the District Court that it has no assets in the United States used for a commercial activity in the United States, such as would provide a legal basis for an attachment or execution sought in the United States by the Government’s creditors. There are also approximately 55 suits in the District Court in which no judgment has been entered and which do not purport to be class actions. The total amount claimed by plaintiffs in these actions is approximately U.S.$1.8 billion, including a single plaintiff’s claims for approximately U.S.$234 million.

Class Litigation in the United States. The Government is also involved in class action litigation in the District Court. In May 2003, Judge Griesa denied class certification motions in two separate lawsuits, each brought on behalf of holders of numerous series of bonds issued by the Government. Following the denial of class certification, the plaintiff in one of these actions, H.W. Urban GmbH v. The Republic of Argentina, 02 Civ. 5699 (TPG), amended its complaint to seek to represent holders of two series of bonds, 11.375% bonds due January 30, 2017, and 11.75% bonds due April 7, 2009. The original principal amount under these two series of bonds was approximately U.S.$3.5 billion. On December 30, 2003, Judge Griesa granted the motion to certify this narrower, redefined class, and on November 23, 2004, ruled that the class includes holders in Argentina. The class representative has distributed to class members a notice approved by the District Court informing them of the class action and their ability to exclude themselves from the class action.

On August 5, 2005, Judge Griesa granted class certification in the following eight cases:

•	Seijas v. The Republic of Argentina, 04 Civ. 0400 (TPG) (representing holders of 11% bonds due October 9, 2006);

•	Seijas v. The Republic of Argentina, 04 Civ. 0401 (TPG) (representing holders of 7% bonds due December 19, 2008);

•	Castro v. The Republic of Argentina, 04 Civ. 0506 (TPG) (representing holders of 9.75% bonds due September 19, 2027);

•	Hickory Securities Ltd. v. The Republic of Argentina, 04 Civ. 0936 (TPG) (representing holders of 11.75% bonds due June 15, 2015);

•	Azza v. The Republic of Argentina, 04 Civ. 0937 (TPG) (representing holders of 11% bonds due December 4, 2005);

•	Azza v. The Republic of Argentina, 04 Civ. 1085 (TPG) (representing holders of 8.375% bonds due December 20, 2003);

•	Puricelli v. The Republic of Argentina, 04 Civ. 2117 (TPG) (representing holders of 12.375% bonds due February 21, 2012); and

•	Chorny v. The Republic of Argentina, 04 Civ. 2118 (TPG) (representing holders of the registered floating rate bonds due March 2005).

On March 1, 2007, Judge Griesa granted class certification in the following two cases:

•	Scappini v. The Republic of Argentina, 04 Civ. 9788 (TPG) (purporting to represent holders of 8.125% bonds due April 21, 2008); and

•	Daelli v. The Republic of Argentina, 05 Civ. 3095 (TPG) (purporting to represent holders of 11.375% bonds due March 15, 2010).

Class members in each of these ten cases must still be notified of the class action and their ability to exclude themselves from the class action.

In addition to Urban and the certified class actions described above, one putative class action has been filed in which plaintiff seeks to represent a class consisting of holders of three series of bonds issued by the Republic.

•	Lavaggi v. The Republic of Argentina, 04 Civ. 5068 (TPG) (purporting to represent holders of 12.125% bonds due February 25, 2019, 10% bonds due June 25, 2007, and 3.5% bonds due November 8, 2009).

The Lavaggi plaintiff has moved for class certification; this motion is fully briefed and pending before the District Court.

In addition to the class actions described above, five putative class actions have been filed in which plaintiffs seek to represent classes consisting of holders of other series of bonds issued by the Republic. However, none of the plaintiffs in the following cases has moved for class certification yet:

•	Barboni v. The Republic of Argentina, 06 Civ. 5157 (TPG) (purporting to represent holders of LIBOR + 1.6% bonds due May 27, 2004);

•	Dussault v. The Republic of Argentina, 06 Civ. 13085 (TPG) (purporting to represent holders of 11% bonds due November 5, 2003, 10% bonds due January 7, 2005, and 10% bonds due February 22, 2007);

•	Hansen v. The Republic of Argentina, 06 Civ. 15293 (TPG) (purporting to represent holders of LIBOR + 0.8125% bonds due March 29, 2005 and 11.75% bonds due April 7, 2009);

•	Brecher v. The Republic of Argentina, 06 Civ. 15297 (TPG) (purporting to represent holders of 9.25% bonds due July 20, 2004); and

•	Newbadem Investments S.A. v. The Republic of Argentina, 07 Civ. 1938 (TPG) (purporting to represent holders of 12.25% bonds due June 19, 2018).

Litigation in the United States Concerning the Government’s Global Exchange Offer. On June 10, 2005, the Government announced the settlement of its global exchange offer, in which bondholders tendered approximately U.S.$62.5 billion of non-performing bonds for new bonds. Although the original settlement date was April 1, 2005, or as soon as practicable thereafter, settlement was delayed due to ultimately unsuccessful attempts by plaintiffs and judgment creditors in the District Court to attach and restrain non-performing bonds tendered by bondholders, on the ground that the tendered bonds thereby became property of the Government subject to attachment and execution. This litigation followed similarly unsuccessful attempts in the fall of 2004 by purported class representatives to enjoin the Government from engaging in an exchange offer, before the Government had launched the offer.

Attempts to Attach Republic Property. Plaintiffs have obtained junior liens on collateral securing the Brady bonds issued in 1992 that were not tendered in the Republic’s global exchange offer. The Republic has no access to this collateral, which is pledged for the exclusive benefit of the remaining Brady bondholders under the terms of the relevant agreement, and plaintiffs’ liens are junior to those of the Brady bondholders. The District Court’s denial of one plaintiff’s motion to seize a certain portion of the Brady collateral is currently on appeal.

In addition, two plaintiffs have attempted to attach reserves in the United States of Banco Central de la República Argentina. In January 2007, the District Court’s vacatur of attachments and restraining notices that the plaintiffs had obtained on an ex parte basis was affirmed on appeal. On October 1, 2007, the U.S. Supreme Court denied plaintiffs’ petition for a writ of certiorari regarding the Court of Appeals’ decision. The plaintiffs have made a second attempt to attach the reserves, this time on a separately pleaded alter ego theory. This attachment motion is fully briefed and pending before the District Court.

In May 2007, the same two plaintiffs obtained attachments and restraints on an ex parte basis of assets belonging to various Argentine public trusts that are held in New York City, including American Depository Shares representing certain shares of Banco Hipotecario S.A. The plaintiffs’ motion to confirm the ex parte attachments and restraints, and the corresponding motion to vacate the orders, are fully briefed and pending before the District Court.

Impact on Argentina’s ability to service its debt. It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

In addition, the creditors that have obtained judgments against Argentina in the United States are limited in the United States by the Foreign Sovereign Immunities Act to executing upon only those assets of Argentina that are located in the United States and are used for a commercial activity in the United States.

In recent years, based primarily on an ex parte decision issued by a Belgian court at the behest of a hold-out creditor in Elliott Associates L.P. v. Banco de la Nación (Court of Appeals of Brussels, 8th Chamber, Sept. 26, 2000), various investors have used litigation against sovereign debtors to target payments made by sovereigns to, among others, bondholders that have agreed to a debt restructuring by accepting new securities in an exchange offer. While the Government believes that there is no valid basis for preventing payments on restructured debt from being made, there can be no assurance that a creditor pursuing similar or different arguments or strategies in the future will not be able to interfere with payments made pursuant to the completion of the exchange or subsequently under any new securities issued as part of such offer.

ICSID Arbitration

In response to the various measures that the Government implemented in 2001 and 2002 to address Argentina’s economic crisis, claimants have filed 42 claims before the International Center for the Settlement of Investment Disputes (ICSID) against Argentina. As of October 1, 2007, 4 claimants had withdrawn their claims and 2 arbitral proceedings had been discontinued before an award was entered, bringing the total number of ICSID claims against Argentina to 36, for an approximate total amount of U.S.$15,000 million (without including claims with undetermined amounts, interests or legal fees). In 11 of these claims, claimants have agreed to suspend the arbitral proceeding while settlement negotiations with the Government are taking place. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Government can offer no assurance to this effect.

Claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Most of these claimants contend that Government’s actions had the effect of expropriating their investments without adequate compensation, and challenge the following measures:

•	the suspension and eventual elimination of various rate-indexing mechanisms provided for in certain public utilities contracts;

•	the pesification of certain contracts and of public utilities rates;

•	the restrictions on foreign-exchange transactions that prevented them from making certain transfers abroad; and

•	the termination of certain contracts.

As of October 1, 2007, 7 adverse awards against Argentina had been entered entered in the following cases:

•	CMS Gas Transmission Company, or CMS (05/12/05);

•	Azurix Corp. (07/14/06), Siemens A.G. (02/06/07);

•	Enron Corporation and Ponderosa Assets, L.P. (05/22/07);

•	LG&E Enery Corp., LG&E Capital Corp. and LG&E International Inc. (07/25/07);

•	Compañía De Aguas Del Aconquija S.A. and Vivendi Universal (08/20/07); and

•	Sempra Energy International (09/28/07).

These 7 awards total an approximate amount of damages of U.S.$913 million (without including interests or legal fees). Argentina applied for the annulment of the CMS award under Chapter VII of the ICSID Arbitration Rules. Although the award was partially annulled on September 25, 2007, the award on damages remains. Argentina might seek the annulment of some of the remaining ICSID rulings.

Other Arbitration

In addition to the ICSID claims, 5 investment disputes against Argentina were brought under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules. Among these proceedings:

•	one has been suspended, pending settlement negotiations between the parties;

•	one has been withdrawn;

•	one has joined an ICSID proceeding already in place; and

•	the two remaining proceedings are awaiting the entry of the awards.

Litigation in Italy. Two bondholder civil proceedings against the Government are pending in the Italian courts. The total amount claimed in these proceedings is approximately €50 million plus interest.

Several decisions have been rendered in other bondholder proceedings, dismissing the bondholders’ claims on jurisdictional grounds. In particular, in a decision resulting from an interlocutory appeal relating to suspended payment orders that had been obtained by a bondholder, the Corte di Cassazione (i.e., the highest court for civil matters in Italy) held that Italian courts lack jurisdiction to adjudicate bondholder claims against the Government due to the Government’s sovereign immunity. The same conclusion was reached by a number of lower court decisions dismissing eight requests for freeze orders and two requests for payment orders filed against the Government.

Another lower court decision dismissed a request for a payment order on different grounds, i.e. holding that the Italian courts lack jurisdiction on the basis of the forum choice contained in the terms and conditions of the bonds. As a consequence of this decision, a freeze order originally granted in 2002 against the Government has been lifted.

In May and June 2005, various consumer associations filed with the Administrative Tribunal of Rome two emergency requests for suspension of the exchange offer launched by the Government in Italy in February 2005, and annulment of Consob’s decision to allow the exchange offer to proceed in Italy. These emergency requests were dismissed by the Administrative Tribunal of Rome, and those dismissals were subsequently upheld by the Consiglio di Stato (i.e., the highest court for administrative matters in Italy). One of the associations’ complaints on the merits remains pending before the Administrative Tribunal of Rome, whereas the other has been dismissed.

Impact on Argentina’s ability to service its debt. It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

In addition, the creditors that have obtained judgments against Argentina in the United States are limited in the United States by the Foreign Sovereign Immunities Act to executing upon only those assets of Argentina that are located in the United States and are used for a commercial activity in the United States. Similarly, in Italy, any such execution would be limited to assets not used by the Government for “public purposes.” As a result, as of May 16, 2007, no judgment creditor (except as indicated above) had succeeded in executing upon any assets of Argentina located in either of these jurisdictions.

Litigation in Germany.  Approximately 400 legal proceedings have been commenced in Germany against the Government by bondholders for payment on Government bonds, of which approximately 350 are still pending. The pending claims, totaling approximately € 175 million plus interest, are composed of approximately € 160 million claimed in lawsuits, plus approximately € 15 million in “payment order” claims. A payment order is a German procedural mechanism allowing a creditor to serve on a debtor a demand for payment, and seek to have collection authorized by the court; however, if the debtor disputes the payment order, the creditor must bring a lawsuit to continue pursuing the claim. The Government has disputed each payment order of which it has received notice. As of September 26, 2007, 16 judgments rendered against the Republic are final and binding, totaling approximately € 20.2 million plus interest. 47 actions have been dismissed or withdrawn by plaintiffs.

On May 8, 2007, the Federal Constitutional Court (Bundesverfassungsgericht) ruled on the Republic’s state of necessity defense and held that no general rule of public international law has been found to exist entitling a State to temporarily refuse to meet payment claims due to private individuals under private law by appealing to a state of necessity.

The Frankfurt Court of Appeals (Oberlandesgericht Frankfurt), District Court (Landgericht Frankfurt) and most judges of the Frankfurt Local Court (Amtsgericht) have, for more than a year, been ruling that the state of necessity (if it ever existed) has ended and that therefore the question of its consequences under public international law was moot. Thus, the Federal Constitutional Court’s decision has a practical impact only with respect to the proceedings that have been suspended as a result of the cases before the Federal Constitutional Court; these proceedings are in the course of being resumed.

The Frankfurt trial courts find for the plaintiffs in most cases. The Government always lodges appeal if possible. Since Spring 2007, the Frankfurt Court of Appeals has been using an accelerated procedure to summarily dismiss the appeals, ordering hearings only in certain cases that concern new issues apart from the state of necessity defense. Such dismissals cannot be appealed to the Federal Supreme Court (Bundesgerichtshof).

If procedurally possible, the Government lodges further appeal to the Federal Supreme Court, or appeals the Frankfurt Court of Appeals’ decision not to grant further appeal. Currently, five proceedings are pending before the Federal Supreme Court. The remaining cases were either below the threshold value of € 20,000.00 for any further appeal or have been summarily dismissed.

All judgments are enforceable at least on a provisional basis. Prior to execution, most judgments require the creditors to offer the bonds to the Republic. On August 9, 2007, the Frankfurt Court of Appeals held that such offer could validly be made to the respective paying agents (whether or not the paying agent effectively takes the bonds).

Plaintiffs who try to execute their judgments may not attach assets used for diplomatic purposes, such as bank accounts of the Republic’s Embassy and consulates. On December 6, 2006, the Federal Constitutional Court held that the waiver of immunity in the terms and conditions of the bonds does not extend to such assets that are protected by special diplomatic immunity. The Federal Supreme Court confirmed this ruling in July 2007. Certain embassy and consulate bank accounts used for diplomatic purposes are still attached and the multiple attachments are in the process of being set aside in light of the rulings.

To the Governments knowledge, the attachments on assets in Germany that are not protected by special diplomatic immunity concern monies of the Government held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Government’s claims against other plaintiffs (i.e., those who withdrew their claims against the Government or lost their actions in whole or in part), who are liable for the Government's costs (statutory attorneys fees and, if applicable, court fees) under Germany's "loser pays" system, to the extent the amount of such claims had not been set off by those plaintiffs.

To the Government’s knowledge, creditors have applied for fifteen arrest orders. Eight of these were dismissed and two withdrawn before a decision was rendered. Five orders were issued against the Government, which lodged appeal. An arrest order (Arrestbefehl) authorizes the pre-judgment attachment of a debtor’s assets while the case is being tried on the merits. One arrest order is for € 176,000. This order is currently enforceable; enforceability of this order could be suspended if the Government were to post collateral, but the Government has not done so. Of the remaining arrest orders, one is for € 210,000 and three others are for a combined amount of € 1.6 million. Upon appeal, enforceability of these five arrest orders has been suspended pending the outcome of the Constitutional Court’s decision on the state of necessity defense, but some proceedings have been resumed before the Constitutional Court has rendered its decision. The Government has also appealed the arrest orders on the merits seeking their complete dismissal. The Regional Court of Frankfurt recently found for the Government and dismissed one arrest order; the appeal is pending.

Impact on Argentina’s ability to service its debt. It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

In addition, the creditors that have obtained judgments against Argentina in the United States are limited in the United States by the Foreign Sovereign Immunities Act to executing upon only those assets of Argentina that are located in the United States and are used for a commercial activity in the United States. Similarly, in Italy, any such execution would be limited to assets not used by the Government for “public purposes.” As a result, as of May 16, 2007 no judgment creditor (except as indicated above) had succeeded in executing upon any assets of Argentina located in either of these jurisdictions.

With respect to the German litigation, the fact that the German Constitutional Court held that a state of necessity does not excuse a deferral of debt service might also cause other bondholders to file lawsuits against the Government. Judgments rendered in these lawsuits against the Government could be enforced in Germany and the European Union and, usually upon recognition by a foreign court, in other countries. It is, however, not possible to predict the specific effects of such enforcement proceedings with respect to Argentina’s ability to service its public debt.

Litigation in Argentina

Since the enforcement of the pesification regime, thousands of lawsuits have been filed against financial institutions and the Government challenging the pesification of U.S. dollar-denominated bank deposits and the pesification of the Government’s obligations originally denominated in U.S. dollars.

The claims regarding the pesification of bank deposits have been filed primarily as acciones de amparo, which are brief proceedings against any action or omission of a public authority that currently or imminently prejudices, restricts, alters or threatens in an arbitrary or illegal manner the rights and guaranties under the Argentine Constitution.

When the Government converted all foreign-currency denominated deposits into peso-denominated deposits, depositors commenced to file acciones de amparos to obtain the restitution of such deposits in dollars or to obtain such amounts in peso equivalent at the market exchange rate. As a result of the issuance of Boden Depositor bonds to the depositors in order to compensate them for the rescheduling of their deposits at a rate of Ps.1.40 plus CER per dollar deposited, depositors also began to file acciones de amparos in order to obtain the difference between the amount received in bonds and the money that was originally deposited in dollars or the peso equivalent at the market exchange rate.

Many Argentine courts, including courts of appeal, have issued decisions favorable to depositors. In the case of deposits of the province of San Luis with Banco de la Nación Argentina, Argentina’s Supreme Court held the pesification of bank deposits unconstitutional, ordering the contending parties to reach an agreement on the distribution of compensation pursuant to the Court’s decision. In each case, the Government has disputed the claims of the depositors.

In later cases, however, the Supreme Court has issued several decisions in which it consistently upheld the constitutionality of the pesification. On October 26, 2004, the Supreme Court of Argentina ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001. Accordingly, the bank that had been sued in these proceedings was required to provide the claimant depositor with Ps.1.4 (adjusted for CER) per U.S. dollar on deposit, in accordance with pesification measures. In a prior case, the Supreme Court held that a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form of a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar was barred from obtaining the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion. These judgments are applicable only to the specific case before the court and have no binding effect on other litigants.

While the Government was named as a defendant in many of the cases brought by depositors challenging the pesification and restrictions on bank withdrawals, in most of these cases the party ultimately responsible for making payments to successful claimants have been the financial institutions in which these depositors held their deposits. Accordingly, the Government does not believe these cases can materially and adversely affect its ability to service Argentina’s public debt. The Government, however, can offer no assurances to this effect, as the outcomes of these cases depend on the particularities of each case and judicial determinations beyond the Government’s control.

EXHIBIT E

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency Denominated Debt
Direct Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2006
					Millions of dollars	Millions of dollars
World Bank	(a)	02/15/91	10/15/07	USD	200	33
World Bank	(a)	08/04/91	9/15/08	USD	300	38
World Bank	(a)	08/04/91	9/15/08	USD	23	3
World Bank	(a)	08/13/91	9/15/08	USD	33	4
World Bank	(a)	08/13/91	9/15/08	USD	23	4
World Bank	(a)	08/14/91	9/15/08	USD	325	73
World Bank	(a)	01/07/93	11/15/09	USD	170	55
World Bank	(a)	02/02/93	1/15/10	USD	300	111
World Bank	(a)	02/02/93	1/15/10	USD	450	68
World Bank	(a)	02/16/93	1/5/08	USD	400	60
World Bank	(a)	08/30/93	1/11/08	USD	100	20
World Bank	(a)	11/21/94	3/15/09	USD	9	2
World Bank	(a)	11/29/94	1/15/09	USD	106	33
World Bank	(a)	03/24/95	1/3/10	USD	300	105
World Bank	(a)	03/24/95	11/15/09	USD	170	49
World Bank	(a)	05/05/95	1/8/10	USD	500	200
World Bank	6.27	05/12/95	2/15/08	USD	50	8
World Bank	7.23	05/12/95	8/15/08	USD	33	7
World Bank	7.07	05/12/95	2/15/09	USD	28	8
World Bank	7.2	05/12/95	2/15/09	USD	16	5
World Bank	6.33	05/12/95	2/15/10	USD	15	6
World Bank	6.39	05/12/95	8/15/10	USD	7	3
World Bank	6	05/12/95	1/7/00	USD	2	1
World Bank	(a)	05/12/95	10/15/10	USD	165	51
World Bank	(a)	05/12/95	4/15/10	USD	225	78
World Bank	(a)	10/18/95	5/15/10	USD	210	67
World Bank	(a)	10/18/95	10/15/10	USD	11	0
World Bank	6.27	10/18/95	2/15/08	USD	167	28
World Bank	7.07	10/18/95	2/15/09	USD	167	46
World Bank	6	10/18/95	2/15/11	USD	166	83
World Bank	(a)	01/19/96	9/15/10	USD	101	30
World Bank	(a)	03/23/96	10/15/10	USD	39	9
World Bank	(a)	04/26/96	7/15/11	USD	25	12
World Bank	(a)	04/26/96	7/15/11	USD	100	50
World Bank	7.59	04/26/96	9/15/09	USD	250	67
World Bank	(a)	06/06/96	9/15/10	USD	16	4
World Bank	(a)	07/08/96	11/15/10	USD	116	37
World Bank	(a)	12/17/96	2/15/12	USD	300	165
World Bank	(a)	02/21/97	2/15/11	USD	11	5
World Bank	(a)	04/17/97	4/15/12	USD	20	11
World Bank	(a)	04/17/97	2/15/12	USD	200	105
World Bank	(a)	04/17/97	9/15/11	USD	300	146
World Bank	(a)	04/17/97	10/15/11	USD	20	4
World Bank	(a)	07/07/97	9/15/12	USD	200	120
World Bank	(a)	09/23/97	7/15/12	USD	100	60
World Bank	(a)	09/23/97	6/15/12	USD	15	8
World Bank	(a)	10/12/97	6/15/12	USD	200	93
World Bank	(a)	11/21/97	11/15/12	USD	50	30
World Bank	(a)	11/21/97	11/15/12	USD	75	45
World Bank	(a)	01/20/98	11/15/12	USD	100	60

1

World Bank	(a)	01/20/98	11/15/12	USD	50	21
World Bank	(a)	01/20/98	3/15/12	USD	125	62
World Bank	(a)	05/06/98	9/15/12	USD	75	44
World Bank	(a)	05/06/98	9/15/12	USD	42	24
World Bank	(a)	10/01/98	5/15/13	USD	4	2
World Bank	(a)	10/20/98	8/15/13	USD	284	199
World Bank	(a)	10/20/98	3/15/13	USD	40	18
World Bank	(a)	01/28/99	4/15/13	USD	18	4
World Bank	(a)	03/29/99	3/15/14	USD	30	16
World Bank	(a)	07/15/99	4/15/14	USD	10	8
World Bank	(a)	08/25/99	10/15/13	USD	90	60
World Bank	(a)	10/26/99	2/15/14	USD	30	2
World Bank	(a)	11/29/99	5/6/14	USD	5	0
World Bank	(a)	03/11/00	8/15/14	USD	53	42
World Bank	(a)	12/09/00	6/15/15	USD	5	4
World Bank	(a)	05/09/01	9/15/16	USD	330	203
World Bank	(a)	05/09/01	8/15/16	USD	400	360
World Bank	(a)	07/15/01	10/15/15	USD	303	205
World Bank	(a)	08/17/01	10/15/15	USD	71	40
World Bank	(a)	11/13/01	10/15/15	USD	5	4
World Bank	(a)	10/15/02	4/15/07	USD	250	63
World Bank	(a)	01/29/03	10/15/16	USD	600	600
World Bank	(a)	05/23/03	2/15/18	USD	500	486
World Bank	(a)	10/31/03	10/15/18	USD	750	600
World Bank	(a)	01/11/04	1/1/10	USD	2	1
World Bank	(a)	07/09/04	2/15/19	USD	136	48
World Bank	(a)	04/18/06	4/15/18	USD	150	2
World Bank	(a)	07/14/06	10/15/16	USD	25	0
World Bank	(a)	10/23/06	3/15/20	USD	150	1
World Bank	(a)	11/05/06	3/15/19	USD	350	189
Total					11,791	5,618

Inter American Development Bank	0.75	02/21/67	2/21/17	CAD	0	0
Inter American Development Bank	3	09/24/84	9/24/09	USD	29	3
Inter American Development Bank	4	01/20/87	1/20/12	USD	1	0
Inter American Development Bank	7.53	01/20/87	1/20/12	Various	93	43
Inter American Development Bank	7.18	03/10/88	3/10/13	Various	97	17
Inter American Development Bank	4	03/10/88	3/10/13	USD	2	1
Inter American Development Bank	7.76	03/10/88	3/10/08	Various	94	2
Inter American Development Bank	(b)	12/20/89	6/1/15	Various	4	2
Inter American Development Bank	(b)	03/22/91	3/22/11	Various	155	119
Inter American Development Bank	(b)	11/15/91	11/15/11	Various	325	116
Inter American Development Bank	(b)	04/07/92	4/7/12	Various	30	12
Inter American Development Bank	(b)	04/07/92	4/7/12	Various	300	112
Inter American Development Bank	(b)	04/07/92	4/7/12	Various	4	1
Inter American Development Bank	4	04/07/92	4/7/17	USD	1	0
Inter American Development Bank	3	07/04/92	4/7/17	USD	11	10
Inter American Development Bank	(b)	12/29/92	12/29/12	Various	310	171
Inter American Development Bank	(b)	12/29/92	12/29/12	Various	272	147
Inter American Development Bank	(b)	07/08/93	7/8/13	Various	5	2
Inter American Development Bank	4	07/08/93	7/8/13	USD	19	9
Inter American Development Bank	4	09/22/93	9/21/19	USD	25	16
Inter American Development Bank	(b)	11/21/93	3/21/14	Various	4	3
Inter American Development Bank	(b)	03/21/94	3/21/14	Various	74	49
Inter American Development Bank	(b)	09/15/94	6/12/14	Various	97	68
Inter American Development Bank	3	09/15/94	6/12/19	USD	15	20
Inter American Development Bank	(b)	01/11/95	1/11/15	Various	36	33
Inter American Development Bank	(b)	04/05/95	4/5/15	Various	233	224
Inter American Development Bank	(b)	06/05/95	6/5/10	Various	750	255
Inter American Development Bank	4	06/05/95	6/5/20	USD	30	25
Inter American Development Bank	(b)	06/05/95	6/5/20	Various	180	168
Inter American Development Bank	(b)	06/28/95	6/28/15	Various	450	226
Inter American Development Bank	(b)	03/26/96	12/15/18	USD	325	104
Inter American Development Bank	(b)	10/09/96	10/9/16	USD	25	14
Inter American Development Bank	(b)	12/19/96	12/19/11	USD	319	160

2

Inter American Development Bank	(b)	02/20/97	2/20/22	USD	102	83
Inter American Development Bank	(b)	03/01/97	3/22/13	Various	32	16
Inter American Development Bank	(b)	03/16/97	3/16/17	USD	78	19
Inter American Development Bank	(b)	08/04/97	8/4/17	USD	81	51
Inter American Development Bank	(b)	08/04/97	8/4/97	USD	287	244
Inter American Development Bank	(b)	02/05/98	2/5/18	USD	250	152
Inter American Development Bank	(b)	02/11/98	2/11/18	USD	8	1
Inter American Development Bank	3	03/16/98	3/16/23	USD	17	15
Inter American Development Bank	(b)	03/16/98	3/16/23	USD	17	15
Inter American Development Bank	(b)	03/16/98	3/16/18	USD	176	99
Inter American Development Bank	(b)	07/22/98	7/22/18	USD	64	59
Inter American Development Bank	(b)	08/08/98	8/8/23	USD	300	286
Inter American Development Bank	4	09/12/98	9/6/23	USD	16	9
Inter American Development Bank	3	09/12/98	12/9/23	USD	16	9
Inter American Development Bank	(b)	12/16/98	12/15/18	USD	62	53
Inter American Development Bank	(b)	01/11/99	1/11/19	USD	140	119
Inter American Development Bank	(b)	01/13/99	1/13/24	USD	6	2
Inter American Development Bank	(b)	09/15/99	9/15/19	USD	98	21
Inter American Development Bank	4	09/15/99	9/15/99	USD	2	0
Inter American Development Bank	(b)	09/15/99	3/16/18	USD	34	0
Inter American Development Bank	(b)	10/18/99	10/18/24	USD	250	85
Inter American Development Bank	(b)	02/03/00	2/3/20	USD	100	59
Inter American Development Bank	(b)	03/26/00	3/26/20	USD	5	2
Inter American Development Bank	(b)	02/27/01	2/27/21	USD	400	387
Inter American Development Bank	(b)	05/09/01	5/9/21	USD	500	500
Inter American Development Bank	(b)	06/13/01	6/15/21	USD	500	483
Inter American Development Bank	(b)	06/25/01	6/15/21	USD	2	1
Inter American Development Bank	(b)	10/25/01	10/25/21	USD	8	1
Inter American Development Bank	(b)	10/25/01	10/25/26	USD	43	20
Inter American Development Bank	(f)	07/02/03	2/7/08	USD	1,500	900
Inter American Development Bank	(b)	11/20/03	11/20/18	USD	600	213
Inter American Development Bank	(f)	12/17/03	12/15/08	USD	400	400
Inter American Development Bank	(b)	12/28/04	12/15/24	USD	500	500
Inter American Development Bank	(b)	04/05/05	4/11/25	USD	5	1
Inter American Development Bank	(b)	04/05/05	4/5/25	USD	5	0
Inter American Development Bank	(b)	08/24/05	8/24/25	USD	33	1
Inter American Development Bank	(b)	08/24/05	8/24/25	USD	18	2
Inter American Development Bank	(b)	01/03/06	1/3/31	USD	700	150
Inter American Development Bank	(b)	05/18/06	5/18/26	USD	500	150
Inter American Development Bank	(b)	07/11/06	7/11/26	USD	50	10
Inter American Development Bank	(b)	09/08/06	9/8/26	USD	280	49
Total					12,497	7,302

Paris Club Round 4	Various	06/13/05	2002	Various	1,346	163
Paris Club Round 5	Various	06/14/05	2008	Various	2,760	2,645
Total					4,106	2,808

FONPLATA	6.8	05/09/95	8/2/07	USD	25	4
FONPLATA	5.48	09/10/98	7/7/10	USD	4	4
FONPLATA	(g)	08/12/04	9/1/19	USD	51	16
FONPLATA	(h)	12/06/04	8/16/19	USD	22	7
Total					103	31

FIDA	(i)	09/29/97	6/15/14	SDR	11	6
FIDA	(i)	11/21/00	12/15/14	SDR	13	0
Total					24	6

CAF	(d)	05/18/04	5/18/14	USD	125	91
CAF	(e)	03/06/05	6/4/17	USD	0	6
Total					125	98

(a) Floating World Bank Rate + 0,5%

(b) Floating IADB Rate

(c) Libor 6M + 1,2%

(d) Libor 6M + 3,35%

(e) Libor 6M + 2,9%

(f) Libor 6M + 4%

(g) Libor 6M + 3,5%

(h) Libor 6M + 2,45%

(i) Floating FIDA Rate

3

TABLES AND SUPLEMENTAL INFORMATION
Foreign Currency Denominated Debt
Indirect Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2006
					Millions of dollars	Millions of dollars
World Bank	(a)	08/13/91	11/15/07	USD	35	3
World Bank	(a)	09/19/92	05/15/09	USD	18	4
World Bank	(a)	01/10/93	06/01/08	USD	329	46
World Bank	(a)	10/20/98	05/15/13	USD	449	291
World Bank	(a)	11/16/98	05/15/13	USD	119	77
World Bank	(a)	07/07/00	07/15/14	USD	20	14
World Bank	(a)	06/15/01	10/15/14	USD	50	44
World Bank	(a)	06/12/04	01/12/18	USD	161	161
World Bank	(a)	08/03/05	11/15/19	USD	22	22
World Bank	(a)	11/16/06	11/15/19	USD	2	2
Total					1,205	665

Inter American Development Bank	3.00	09/16/82	09/16/07	USD	15	1
Inter American Development Bank	7.78	04/09/87	01/09/07	USD	75	1
Inter American Development Bank	4.00	10/03/88	03/10/13	USD	1	0
Inter American Development Bank	7.17	10/03/88	03/10/13	USD	59	22
Inter American Development Bank	8.10	11/17/88	11/17/08	Various	250	39
Inter American Development Bank	6.73	11/18/88	11/18/13	USD	14	22
Inter American Development Bank	4.00	11/18/88	11/18/13	USD	56	5
Inter American Development Bank	8.31	04/02/90	04/06/10	Various	250	65
Inter American Development Bank	(b)	05/30/91	05/30/16	Various	70	40
Inter American Development Bank	3.00	05/30/91	02/15/16	USD	29	16
Inter American Development Bank	(b)	01/26/94	01/26/14	Various	87	76
Inter American Development Bank	(b)	03/21/94	03/21/14	Various	255	196
Inter American Development Bank	(b)	03/21/94	03/21/09	Various	41	9
Inter American Development Bank	(b)	03/21/94	03/21/14	Various	138	105
Inter American Development Bank	(b)	05/06/95	06/05/15	Various	121	90
Inter American Development Bank	4.00	05/06/95	06/05/15	USD	60	43
Inter American Development Bank	(b)	04/08/97	08/04/17	USD	346	263
Inter American Development Bank	(b)	11/19/97	11/19/17	USD	277	63
Inter American Development Bank	(b)	01/11/99	11/01/19	USD	120	115
Inter American Development Bank	(b)	07/31/01	07/31/21	USD	212	200
Inter American Development Bank	(b)	05/11/02	11/05/22	USD	3	3
Inter American Development Bank	(b)	12/04/03	12/04/28	USD	12	12
Inter American Development Bank	(b)	09/03/04	03/09/24	USD	4	4
Inter American Development Bank	(b)	09/03/04	05/15/16	USD	4	4
Inter American Development Bank	(b)	08/24/05	08/24/25	USD	6	6
Total					2,505	1,400

FONPLATA	3.97	12/26/96	03/24/16	USD	34	32
FONPLATA	(c)	03/11/03	07/07/11	USD	0	0
Total					35	33

(a) Floating World Bank Rate + 0,5%

(b) Floating IADB Rate

(c) Libor 6M + 1,2%

4

TABLES AND SUPLEMENTAL INFORMATION
Peso Denominated Debt
Direct Debt
Peso Denominated Performing Bonds

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2006
					Millions of dollars	Millions of dollars
Bono del Tesoro Consolidado 2089		01/02/90	01/02/89	ARP	288	288
BOCON Prov. 7	Floating	01/01/00	01/01/16	ARP	15	16
BOCON Prev. 5	Floating	01/01/00	01/01/10	ARP	16	14
BODEN Promissory Note - DTO. 905/02	2.00%	12/31/01	02/03/07	ARP	289	68
BODEN 2007	2.00%	02/03/02	02/03/07	ARP	1,031	244
BOCON Prov. 11	2.00%	02/03/02	12/03/10	ARP	116	98
BOCON Prev. 8	2.00%	02/03/02	01/03/10	ARP	708	1,116
BOCON Prov. 12	2.00%	02/03/02	01/03/16	ARP	792	1,470
BODEN 2008	2.00%	12/31/02	09/30/08	ARP	868	467
Boden 2013 / arp	Floating	04/01/03	10/01/13	ARP	30	26
BODEN 2011	2.00%	04/30/03	04/30/11	ARP	2,099	1,703
PAR IN PESOS	Step up	12/31/03	12/31/38	ARP	1,766	2,292
DISCOUNT IN PESOS	5.83%	12/31/03	12/31/33	ARP	5,061	7,189
CUASIPAR IN PESOS	3.31%	12/31/03	12/31/45	ARP	7,936	11,364
BOCON Prov. 13	2.00%	03/15/04	03/15/24	ARP	158	215
BOCON Prev. 9	2.00%	03/15/04	03/15/14	ARP	371	506
BODEN 2014	2.00%	09/30/04	04/30/14	ARP	2,429	3,021
Letra del Tesoro - $ - FFRE	4.60%	03/27/06	03/27/07	ARP	133	133
Letra del Tesoro - $ - FFRE	5.10%	06/07/06	06/07/07	ARP	33	33
Letra del Tesoro - $ - AFIP	6.85%	08/08/06	02/05/07	ARP	114	114
Letra del tesoro - $ - AFIP	5.10%	10/04/06	02/01/07	ARP	294	294
Letra del Tesoro - $ - ANSES	5.10%	10/24/06	02/21/07	ARP	735	735
AMPAROS Y EXCEPCIONES	Various			ARP		160
Total					25,282	31,566

5

TABLES AND SUPLEMENTAL INFORMATION
Foreign Currency Denominated Debt
Direct Debt
Foreign Currency Denominated Performing Bonds

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2006
					Millions of dollars	Millions of dollars
BODEN PAGARE-DTO. 905/02	Floating	12/31/01	08/03/12	USD	368	368
Original Currency Convertion Option (OPTION)		10/30/02	10/10/03	USD	13	13
PAR IN U$S	Step up	12/31/03	12/31/38	U$S	6,559	6,559
PAR IN EUROS	Step up	12/31/03	12/31/38	EUR	6,694	6,694
PAR IN YENS	Step up	12/31/03	12/31/38	YENS	177	177
DISCOUNT IN U$S	8.28%	12/31/03	12/31/33	U$S	3,623	4,118
DISCOUNT IN EUROS	7.82%	12/31/03	12/31/33	EUR	2,995	3,380
DISCOUNT IN YENS	4.33%	12/31/03	12/31/33	YENS	49	52
BODEN 2012	Floating	08/03/05	08/03/12	USD	17,596	13,197
BODEN 2015	7.00%	10/03/05	10/03/15	USD	502	502
LETRA INTRANSFERIBLE (Non Tradeable)	Intern. Res. max libor - 1%	01/03/06	01/03/16	OCM	9,530	9,530
BONAR V	7.00%	03/28/06	03/28/11	USD	1,500	1,500
BODEN 2013	Floating	04/03/06	04/03/13	USD	1,963	1,717
BONAR VII	7.00%	09/12/06	09/12/13	USD	1,000	1,000
AMPAROS Y EXCEPCIONES	Various			USD		26
Total					52,569	48,833

6

TABLES AND SUPLEMENTAL INFORMATION
Peso Denominated Debt
Direct Debt
Peso Denominated Defaulted Bonds

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2006
					Millions of dollars	Millions of dollars
BOCON Prov. 1	Savings account	04/01/91	04/01/07	ARP	10	8
BOCON Prov. 2 / Peso converted	2.00%	04/01/91	04/01/07	ARP	31	34
Ferrobono / Peso converted	2.00%	10/01/91	10/01/30	ARP	0	0
BOCON Prev. 4 / Peso converted	2.00%	09/01/92	09/01/02	ARP	22	22
Bonex 1992 / Peso converted	2.00%	09/15/92	05/08/03	ARP	24	25
BOCON Prov. 2	Savings account	12/28/94	12/28/10	ARP	0	0
BOCON Prov. 4 / Peso converted	2.00%	12/28/94	12/28/10	ARP	31	61
Decree. No.1023/1995 (Derechos creditorios)	Savings account	04/24/95	04/01/07	ARP	9	13
Eurobond	11.75%	02/12/97	02/12/07	ARP	0	0
Bonte 02 / Peso converted	2.00%	05/09/97	05/09/02	ARP	136	139
Eurobond	8.75%	07/10/97	07/10/02	ARP	1	1
Bonte 03 V / Peso converted	2.00%	07/21/98	07/21/03	ARP	5	5
BOCON Prov. 3	Savings account	01/15/99	04/15/07	ARP	5	5
BOCON Prov. 6 / Peso converted	2.00%	01/15/99	04/15/07	ARP	46	55
Bonte 04 / Peso converted	2.00%	05/24/99	05/24/04	ARP	45	48
BOCON Prov. 8 / Peso converted	2.00%	01/01/00	01/01/16	ARP	0	1
BOCON Prev. 6 / Peso converted	2.00%	01/01/00	01/01/10	ARP	1	2
Bonte 05 / Peso converted	2.00%	02/21/00	05/21/05	ARP	60	66
Bonte 03 / Peso converted	2.00%	02/21/00	05/21/03	ARP	69	72
Floating Rate Bond 2002 / Peso converted (Bond or Promissory Note)	2.00%	04/24/00	04/24/02	ARP	0	0
Floating Rate Bond 2002 / Peso converted (Bond or Promissory Note)	2.00%	08/22/00	08/22/02	ARP	1	1
Floating Rate Bond 2002 / Peso converted (Bond or Promissory Note)	2.00%	10/30/00	10/30/02	ARP	0	0
Floating Rate Bond 2004 / Peso converted (Bond or Promissory Note)	2.00%	02/16/01	02/16/04	ARP	0	0
Bonte 06 / Peso converted	2.00%	02/21/01	05/15/06	ARP	16	18
Letes	2.00%	03/16/01	03/15/02	ARP	24	24
BOCON Prov. 5	Savings account	04/15/01	04/15/07	ARP	4	5
BOCON Prov. 10 / Peso converted	2.00%	04/15/01	04/15/07	ARP	5	6
Bond 2002 / Peso converted	2.00%	04/16/01	04/16/02	ARP	5	5
Floating Rate Bond 2006 / Peso converted (Bond or Promissory Note)	2.00%	07/27/01	07/24/06	ARP	0	0
Badlar Bond	2.00%	08/08/01	08/08/06	ARP	0	0
Badlar Bond	2.00%	08/23/01	08/23/07	ARP	0	0
Badlar Bond	2.00%	08/28/01	09/04/07	ARP	0	0
Badlar Bond	2.00%	09/27/01	09/27/05	ARP	0	0
Letes	2.00%	12/14/01	02/15/02	ARP	11	11
Letes	2.00%	12/14/01	03/08/02	ARP	11	11
Letes	2.00%	12/28/01	02/22/02	ARP	3	3
Letes	2.00%	12/28/01	03/22/02	ARP	3	3
					581	646

7

TABLES AND SUPLEMENTAL INFORMATION
Foreign Currency Denominated Debt
Direct Debt
Foreign Currency Denominated Defaulted Bonds

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2006
					Millions of dollars	Millions of dollars
BOCON Prov. 1	Floating	04/01/91	04/01/07	USD	1	1
BOCON Prev. 2	Floating	09/01/92	09/01/02	USD	3	4
Discount Bonds	Floating	03/31/93	03/31/23	USD	78	86
Par Bonds	4,00% - 6,00%	03/31/93	03/31/23	USD	185	229
Discount Bonds	Floating	03/31/93	03/31/23	EUR	10	11
Par Bonds	5.87%	03/31/93	03/31/23	EUR	61	76
Floating Rate Bonds	Floating	03/31/93	03/31/05	USD	107	113
Global Bond	8.375%	12/20/93	12/20/03	USD	476	555
BOCON Prov. 2	Floating	12/28/94	12/28/10	USD	0	0
Eurobond	10.50%	11/14/95	11/14/02	EUR	186	206
Eurobond	10.25%	02/06/96	02/06/03	EUR	165	199
Eurobond	7.40%	04/04/96	04/04/06	JPY	2	3
Eurobond	11.25%	04/10/96	04/10/06	EUR	243	380
Eurobond	7.40%	04/25/96	04/25/06	JPY	8	12
Eurobond	7.40%	05/15/96	05/15/06	JPY	1	1
Eurobond	11.75%	05/20/96	05/20/11	EUR	339	538
Eurobond	9.00%	09/19/96	09/19/03	EUR	59	70
Eurobond	12.00%	09/19/96	09/19/16	EUR	89	143
Global Bond	11.00%	10/09/96	10/09/06	USD	471	729
Eurobond	11.00%	11/05/96	11/05/03	EUR	159	194
Eurobond	6.00%	11/12/96	03/24/05	JPY	8	10
Eurobond	11.75%	11/13/96	11/13/26	EUR	125	199
Eurobond	7.00%	12/04/96	12/04/03	CHF	63	72
Eurobond	8.50%	12/13/96	02/23/05	EUR	176	236
Eurobond	5.00%	12/20/96	12/20/02	JPY	32	34
Eurobond	10.00%	01/03/97	01/03/07	EUR	177	266
Global Bond	11.375%	01/30/97	01/20/17	USD	545	854
Eurobond	7.00%	03/18/97	03/18/04	EUR	250	303
Eurobond	7.00%	03/18/97	03/18/04	EUR	15	18
Eurobond	7.50%	05/23/97	05/23/02	EUR	41	44
Eurobond	4.40%	05/27/97	05/27/04	JPY	16	18
FRN	Floating	05/27/97	05/27/04	EUR	130	144
Eurobond	10.00%	06/25/97	06/25/07	GBP	64	96
Eurobond (Step-Down)	10,00% - 7,625%	08/11/97	08/11/07	EUR	233	322
Global Bond	9.75%	09/19/97	09/19/27	USD	197	292
Eurobond (Step-Down)	9,25% - 7,00%	10/21/97	03/18/04	EUR	226	273
Eurobond (Step-Down)	9,00% - 7,00%	10/24/97	03/18/04	EUR	116	141
Eurobond	8.00%	10/30/97	10/30/09	EUR	213	298
SPAN	Floating	12/16/97	11/30/02	USD	82	94
Eurobond	8.75%	02/04/98	02/04/03	EUR	307	361
Eurobond (Step-Down)	11,00% - 8,00%	02/26/98	02/26/08	EUR	339	475
Eurobond (Step-Down)	10,375% - 8,00%	03/12/98	10/30/09	EUR	220	308
Eurobond (Step-Down)	10,00% - 8,00%	04/03/98	02/26/08	EUR	170	238
FRAN	Floating	04/13/98	04/10/05	USD	301	1,074
Eurobond	8.13%	04/21/98	04/21/08	EUR	412	580
Zero Cupon		05/28/98	05/28/28	EUR	88	140
Eurobond (Step-Up)	8,00% - 8,25% - 9,00%	07/06/98	07/06/10	EUR	228	322
Eurobond	Floating	07/08/98	07/08/05	EUR	276	330
Eurobond	7.88%	07/29/98	07/29/05	EUR	57	75
Eurobond	8.50%	07/30/98	07/30/10	EUR	258	367
Eurobond (Step-Down)	14,00% - 9,00%	11/19/98	11/19/08	EUR	100	146
Global Bond	11.00%	12/04/98	12/04/05	USD	301	433
Global Bond	12.125%	02/25/99	02/25/19	USD	59	95
Eurobond	8.00%	02/25/99	02/25/02	EUR	113	122
Eurobond (Step-Down)	15,00% - 8,00%	02/26/99	02/25/08	EUR	171	239
Eurobond	8.875%	03/01/99	03/01/29	USD	34	49
Eurobond	9.50%	03/04/99	03/04/04	EUR	192	247

8

Eurobond	Floating	04/06/99	04/06/04	USD	0	93
Eurobond (Step-Down)	14,00% - 8,00%	04/06/99	02/26/08	EUR	125	175
Global Bond	11.75%	04/07/99	04/07/09	USD	384	610
Eurobond	9.00%	04/26/99	04/26/06	EUR	239	346
Eurobond (Step-Down)	10,50% - 7,00%	05/10/99	03/18/04	EUR	228	276
Eurobond	9.00%	05/26/99	05/26/09	EUR	361	524
Eurobond	7.125%	06/10/99	06/10/02	EUR	102	109
Eurobond	8.50%	07/01/99	07/01/04	EUR	395	495
Eurobond	Floating	07/22/99	07/22/03	EUR	41	47
Eurobond	9.25%	07/22/99	10/21/02	EUR	345	377
Eurobond	3.50%	08/11/99	08/11/09	JPY	21	25
Golbal Bond (Zero Cupon)		10/15/99	10/15/04	USD	170	170
Eurobond	9.75%	11/26/99	11/26/03	EUR	146	175
Eurobond	10.00%	12/07/99	12/07/04	EUR	227	296
Eurobond	5.40%	12/17/99	12/17/03	JPY	4	5
Floating Rate Bonds 2004	Floating	12/22/99	12/22/04	EUR	80	100
Eurobond	10.00%	01/07/00	01/07/05	EUR	381	534
Eurobond	10.25%	01/26/00	01/26/07	EUR	427	645
Global Bond	12,00% - 12,50%	02/03/00	02/01/20	USD	84	135
Global Bond	11.375%	03/15/00	03/15/10	USD	201	315
Eurobond	8.125%	04/04/00	10/04/04	EUR	306	381
Floating Rate Bond 2002	Floating	04/24/00	04/24/02	USD	0	0
Eurobond	9.00%	05/24/00	05/24/05	EUR	399	543
Eurobond	5.125%	06/14/00	06/11/04	JPY	31	35
Global Bond	11.75%	06/15/00	06/15/15	USD	170	269
Eurobond	9.00%	06/20/00	06/20/03	EUR	600	709
Eurobond	9.25%	07/20/00	07/20/04	EUR	543	694
Global Bond	10.25%	07/21/00	07/21/30	USD	124	188
Floating Rate Bond 2002	Floating	08/22/00	08/22/02	USD	0	0
Eurobond	10.00%	09/07/00	09/07/07	EUR	210	315
Eurobond	4.85%	09/26/00	09/26/05	JPY	23	27
Floating Rate Bond 2002	Floating	10/30/00	10/30/02	USD	0	0
Global Bond	12.00%	01/31/01	01/31/31	USD	0	0
Floating Rate Bond 2004	Floating	02/16/01	02/16/04	USD	0	0
Global Bond	12.375%	02/21/01	02/21/12	USD	168	262
Eurobond	10.00%	02/22/01	02/22/07	EUR	237	355
BOCON Prov. 5	Floating	04/15/01	04/15/07	USD	0	0
Floating Rate Bond 2004	Floating	05/11/01	05/11/04	USD	1	4
Floating Rate Bond 2004	Floating	05/11/01	05/11/04	USD	15	20
Global Bond	7,00% - 15,50%	06/19/01	12/19/08	USD	441	683
Global Bond	12.25%	06/19/01	06/19/18	USD	449	863
Global Bond	12.00%	06/19/01	06/19/31	USD	449	852
Global Bond	10,00% - 12,00%	06/19/01	06/19/08	USD	595	917
Badlar Bond	Floating	07/27/01	07/24/06	USD	0	0
Badlar Bond	Floating	08/08/01	08/08/06	USD	0	0
Badlar Bond	Floating	08/23/01	08/23/07	USD	0	0
Badlar Bond	Floating	08/28/01	09/04/07	USD	0	0
Badlar Bond	Floating	09/27/01	09/27/05	USD	0	0
					17,703	25,430

9